2026 Notice of Annual Meeting of Stockholders

PROXY STATEMENT & ANNUAL REPORT ON FORM 10-K

Valero®

Notice of 2026 Annual Meeting of Stockholders

The 2026 annual meeting of stockholders of Valero Energy Corporation is scheduled to be held in a virtual format as follows:

MEETING DATE & TIME:	MEETING SITE:	RECORD DATE:
Thursday, May 7, 2026 11 a.m., Central Time	www.virtualshareholdermeeting.com/VLO2026	March 11, 2026 (close of business)

The purpose of the annual meeting is to consider and vote on the following:

Voting Matters	Board Recommendation	Proxy Statement Disclosure Begins on
(1) Elect directors	**FOR each director nominee**	p.2
(2) Advisory vote to approve 2025 executive compensation	**FOR**	p.77
(3) Ratify KPMG LLP as independent auditor	**FOR**	p.78
(4) Other matters, if any, properly brought before the meeting		

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
March 19, 2026

By order of the Board of Directors,

Jude Dworaczyk

Jude A. Dworaczyk
Corporate Secretary and SEC Counsel

Valero®

INTENTIONALLY LEFT BLANK

About This Proxy Statement

Policies and Procedures

This proxy statement includes statements regarding various policies, standards, approaches, methodologies, procedures, processes, strategies, programs, initiatives, assessments, technologies, practices, metrics, and similar measures related to our sustainability and climate-related data, disclosures, targets, actions, performance, and compliance systems (collectively, “Policies and Procedures”). References to Policies and Procedures in this proxy statement do not represent guarantees or promises about their efficacy or continued implementation or use, or any assurance that any such Policies and Procedures will apply in every case. While we believe that our Policies and Procedures reflect our business strategy and are reasonable at the time made or used, as our business or applicable methodologies, standards, or regulations develop and evolve, we may revise or cease reporting or using certain Policies and Procedures if we determine that they are no longer appropriate, or we are otherwise required to do so. Such Policies and Procedures are subject to risks, uncertainties, and other factors, some of which are beyond our control and are difficult to predict, and there may be circumstances, factors, or considerations that may cause different implementation thereof, revised or discontinued use thereof, or exceptions in specific instances.

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, but not limited to, statements about Policies and Procedures. You can identify forward-looking statements by words such as “should,” “strive,” “pursue,” “potential,” “committed,” “advancing,” “developing,” “evaluating,” “intend,” “anticipate,” “forecast,” “on track,” “would,” “continue,” “aimed,” “considering,” “poised,” “focused,” “opportunity,” “scheduled,” “believe,” “estimate,” “expect,” “seek,” “could,” “may,” “target,” “goal,” “aspiration,” “plan,” and other similar expressions that convey the uncertainty of future events or outcomes. Forward-looking statements in this proxy statement also include those related to our publicly disclosed target regarding greenhouse gas (“GHG”) emissions reductions/displacements, expectations related to our low-carbon fuels strategy and businesses, outcomes from compensation incentives, and our board of directors composition, leadership, and oversight structure, expected timing of completion, cost, and performance of projects and strategic actions, future market, regulatory, and industry conditions, future capital allocation decisions, future operating and financial performance, expected timing or issuance of future disclosures, future production and manufacturing ability and size, and management of risks and uncertainties, among other matters. It is important to note that actual results could differ materially from those expressed, suggested, or forecasted in any forward-looking statements based on numerous factors, including those outside of our control, such as legislative or political changes or developments, market dynamics, cyberattacks, weather events, and other matters affecting our operations, financial performance, or the demand for our products. These factors also include, but are not limited to, the uncertainties that remain with respect to current or contemplated legal, political, or regulatory developments that are adverse to or restrict refining and marketing operations, that impose taxes or penalties on profits, windfalls, or margins, or require certain disclosures, global geopolitical and other conflicts and tensions, the impact of inflation on margins and costs, economic activity levels, tariffs, duties, sanctions, and other trade restrictions, and the adverse effects the foregoing may have on our business plan, strategy, operations, and financial performance. When considering these forward-looking statements, you should also consider the risk factors and other cautionary statements contained in our annual report on Form 10-K, quarterly reports on Form 10-Q, and other reports filed with the United States (“U.S.”) Securities and Exchange Commission (the “SEC”) and available on our website noted under “Available Information” below (under Investors > Financials > SEC filings). These risks could cause actual performance, results, and Policies and Procedures to differ materially from those expressed, suggested, or forecasted in any forward-looking statement. Such forward-looking statements speak only as of the date they are made and we do not intend to update these statements unless we are required by applicable securities laws to do so.

Available Information

Our website address is www.valero.com. This proxy statement references various disclosures and documents regarding various sustainability, climate, governance, compliance, and compensation matters, as well as certain third-party conclusions, reports, and data. Many of these and other disclosures and documents, such as our 2025 Report on Guiding Principles (previously our Environmental, Social, and Governance (“ESG”) report), information regarding our GHG emissions reductions/displacements, independent assurance, verifications, and validations, compensation and benefits agreements, plans, and policies, and our political activities are published on our website (under Investors > Governance & Engagement). These and any other disclosures and documents available on our website (regardless of the location), as well as those referenced elsewhere herein, are not themselves part of this proxy statement, are not “soliciting material,” are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC (including this proxy statement), whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Third-party conclusions, reports, and data discussed in this proxy statement reflect the modeling, beliefs, assumptions, and outputs of their respective authors, not us, and their use, reference to, or inclusion herein is not an endorsement by us thereof. Any reference to our support of, alignment with, work with, or collaboration with a third party within this proxy statement does not constitute or imply an endorsement by us of any or all of the positions or activities of such third party. References to website URLs are intended to be inactive textual references only. Certain disclosures herein represent our good faith effort to address an array of broadly defined topics related to sustainability, climate, governance, compliance, and compensation of interest to certain stakeholders, and the inclusion herein or reference thereto is not necessarily an indication that such information, or related statements or matters, are material to investors or are required to be disclosed in our filings or reports with the SEC.

Table of Contents

Our Board is soliciting proxies to be voted at our annual meeting of stockholders to be held on May 7, 2026 (the "Annual Meeting"). The accompanying notice describes the time, place, and purpose of the Annual Meeting. Action may be taken at the Annual Meeting or on any date to which the meeting may be adjourned. Unless otherwise indicated, the terms "Valero," "we," "our," and "us" in this proxy statement may refer to Valero Energy Corporation, to one or more of our consolidated subsidiaries and/or consolidated joint ventures, or to all of them taken as a whole. "Board" means our board of directors. Holders of record of our common stock, par value $0.01 ("Common Stock" or "Valero Common Stock"), at the close of business on March 11, 2026 (the "Record Date") are entitled to vote on the matters presented at the Annual Meeting. Our Common Stock trades on the New York Stock Exchange (the "NYSE") under the trading symbol "VLO." Our proxy materials are first being sent or made available on or about March 19, 2026, to stockholders entitled to vote at the Annual Meeting. See also "2026 Annual Meeting of Stockholders—Important Voting and Meeting Information."

OVERVIEW OF OUR RISK MANAGEMENT AND OVERSIGHT STRUCTURE

Below is an overview of our risk management and oversight structure. The risk management and key functions and areas of oversight and responsibility of our Board and its committees are discussed further under "How Our Board is Structured, Governed, and Operates" and "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below.

Full Board

- **Risk management and oversight are responsibilities of the full Board.** The full Board exercises such responsibilities directly and through its committees.
- **Valero's comprehensive liquid fuels strategy is one of several key areas overseen by the full Board.**

Audit Committee

Key functions and areas of oversight and responsibility include Valero's:

- financial statements and public financial information integrity;
- compliance with legal and regulatory requirements, with a focus on those with the potential to impact its financial statements or accounting policies;
- policies and guidelines concerning financial risk exposures and the steps management has taken to monitor and control such exposures;
- global compliance and ethics program, and annual compliance plan;
- independent auditor and internal audit function; and
- initiatives and strategies with respect to cybersecurity and information technology ("IT") risks.

Human Resources and Compensation Committee

Key functions and areas of oversight and responsibility include:

- risks and other matters related to Valero's compensation and talent management programs, policies, and strategies, including Valero's benefit plans;
- management succession planning for Valero's Chief Executive Officer ("CEO") and other senior executives;
- Valero's initiatives and strategies in the areas of human capital management and leadership development; and
- compliance with Valero's *Stock Ownership and Retention Guidelines*.

Nominating and Corporate Governance Committee

Key functions and areas of oversight and responsibility include:

- ensuring that the Board and its committees have the necessary mix of knowledge, skills, experience, and other attributes;
- identifying and recommending qualified director nominees;
- developing and recommending a set of corporate governance principles applicable to Valero;
- the Board's and its committees' annual self-evaluation of performance;
- Valero's new director orientation and director continuing education programs; and
- reviewing and acting on any related-party transactions.

Sustainability and Public Policy Committee

Key functions and areas of oversight and responsibility include:

- health, safety, and environmental ("HSE") matters;
- sustainability and climate-related risks and opportunities;
- corporate responsibility and reputation management;
- social, community, and public policy strategies and initiatives;
- political issues, including political contributions and lobbying activities; and
- compliance with legal and regulatory requirements for the operations of the company.

Valero's Management/Employees

Ways that our management/employees engage in day-to-day risk identification and management, and promote safety, include:

- executing our risk identification and management programs, plans, and systems, such as our Commitment to Excellence Management System (CTEMS), Environmental Excellence and Risk Assessment (EERA), and Fuels Management System (FMS);
- taking an interdisciplinary approach that coordinates the views of various teams and subject matter experts ("SMEs") across Valero, and facilitates continual communication on risk-related matters; and
- reporting to the Board and its committees, and engaging with stockholders and stakeholders throughout the year.

PROPOSAL NO. 1—Election of directors

(ITEM 1 ON THE PROXY CARD)

☑ **The Board recommends that Valero's stockholders vote "FOR" each director nominee**

Annual Election/Non-Classified Board. We do not have a classified Board. Each of our continuing directors stands for election every year at the annual meeting of stockholders. If elected at the Annual Meeting, all of the nominees listed below will serve as director for a one-year term expiring at the 2027 annual meeting of stockholders.

Majority Voting, General Effect of the Vote, and Proxies. Under our bylaws, each director is to be elected at the Annual Meeting by the vote of the majority of the votes cast at the Annual Meeting. For this purpose, a "majority of the votes cast" means that the number of shares voted "for" a director's election exceeds 50 percent of the number of votes cast with respect to that director's election. Votes "cast" exclude abstentions. If any nominee is unavailable as a candidate at the time of the Annual Meeting, either the number of directors constituting the full Board will be reduced to eliminate the resulting vacancy, or, to the extent permissible, the persons named as proxies in the proxy card will use their best judgment in voting such proxies at the Annual Meeting for any available nominee. See "2026 Annual Meeting of Stockholders—Important Voting and Meeting Information" below for additional information, including with respect to the voting standard, the general effect of the vote, and proxies.

Information Concerning Our Director Nominees. The Board (upon recommendation from the Nominating and Corporate Governance Committee) has nominated the 10 individuals listed below in this "Proposal No. 1—Election of directors" for election as a director at the Annual Meeting. There is no family relationship between any of our executive officers, directors, or director nominees. There is no arrangement or understanding between any director or any other person pursuant to which the director was or is to be selected as a director or nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Additional information with respect to such nominees is set forth or referenced below in this "Proposal No. 1—Election of directors." Age and tenure data below are as of December 31, 2025.

Summary of Each Director Nominee's Skills, Experience, and Attributes

The table below provides a summary of certain competencies and attributes of the director nominees and the reason such competencies are important to Valero and in selecting each director nominee. The lack of an indicator for an item does not mean that the director does not possess that skill or experience. Rather, **the indicator represents that the item is a key skill and experience that the director brings to the Board.** The backgrounds, skills, experience, and other attributes of our director nominees are further described in the nominees' respective biographies set forth under "Nominees" below and informed the Board in its decision to nominate such individuals as director nominees for the Annual Meeting.

	Diaz	Eberhart	Ffolkes	Greene	Majoras	Mullins	Reymond	Riggs	Weisenburger	Wilkins	TOTAL
SKILLS, EXPERIENCE, AND ATTRIBUTES											
CEO/LEADERSHIP adds to the Board's leadership ability and understanding of operations and strategy	●	●	●	●	●	●	●	●	●	●	10
ENERGY INDUSTRY is important in assessing and managing the risks and opportunities our business faces	●	●	●	●	●	●	●	●			8
Upstream		●				●		●			3
Midstream/Logistics		●	●	●		●	●	●			6
Downstream/Industrial Gas/Utilities		●	●	●	●	●	●	●			7
HSE supports oversight of HSE matters and provides valuable knowledge and perspective on providing safe and responsible operations	●	●	●	●	●	●	●	●	●	●	10
FINANCE AND ACCOUNTING is valuable in evaluating and overseeing our financial statements, capital structure and allocation, and financial risks and strategy	●	●	●	●		●		●	●	●	8
HUMAN CAPITAL MANAGEMENT supports oversight on matters such as succession planning, talent and leadership development, retention, compensation, and employee initiatives and strategies	●	●	●	●	●	●	●	●	●	●	10
CORPORATE GOVERNANCE provides insight in fostering operational excellence, disciplined capital management, and long-term value, while also facilitating strong Board performance	●	●	●	●	●	●	●	●	●	●	10
SUSTAINABILITY supports oversight of the sustainability and climate-related risks and opportunities we face, and is valuable to maintaining our license to operate	●	●	●	●	●	●	●	●	●	●	10
CYBERSECURITY/IT provides important knowledge and perspective in evaluating and overseeing the cyber and IT risks and opportunities we face		●	●	●	●				●	●	6
GLOBAL BUSINESS provides valuable business knowledge and perspective on our international operations and global markets and dynamics	●	●	●		●		●	●	●	●	8
GOVERNMENT, LEGAL, REGULATORY, AND COMPLIANCE contributes to the Board's ability to guide us through complex legal, regulatory, and public policy matters, and supports our commitment to compliance, ethics, and integrity	●	●		●	●		●	●	●	●	8
RISK MANAGEMENT contributes to the identification, assessment, and prioritization of the risks we face	●	●	●	●	●	●	●	●	●	●	10
INDEPENDENT represents directors who are independent under SEC and NYSE standards	●	●	●	●	●	●	●		●	●	9


4
6
40%
Women
Men
Women


1
3
6
40%
Racial/Ethnic
Diversity
White
Black/African American
Hispanic /Latino


2
6
2
63.1 yrs
Average
Age
50s
60s
70s
Years


2
5
3
8.3 yrs
Average
Tenure
≤ 6
7-10
11-15
Years Tenure

Nominees



Age: 60

Director Since: 2021

Committee: Audit

Independent

FRED M. DIAZ

Featured experience, qualifications, and attributes:

- **GLOBAL BUSINESS, AUTO INDUSTRY, AND RISK MANAGEMENT** – experience as President, Chief Executive Officer and Chairman of the Board of Directors of Mitsubishi Motors North America, Inc. from April 2018 to April 2020 (when he retired), and as General Manager, Performance Optimization Global Marketing and Sales of Mitsubishi Motors Corporation in Tokyo, Japan from July 2017 to April 2018. From April 2013 to July 2017, Mr. Diaz served in a number of roles for Nissan Motor Corporation, including Division Vice President & General Manager - North American Trucks and Light Commercial Vehicles, Sr. Vice President Sales & Marketing and Operations, and Division Vice President, Sales & Marketing and Parts & Service. Mr. Diaz also served in several roles for Fiat Chrysler Automobiles (FCA) from 2004 to April 2013, including President and CEO of the Ram Truck Brand, President and CEO of Chrysler Mexico, Head of National Sales, Regional Managing Director of the Denver Business Center, and Director of Dodge Brand Marketing Communications.
- **SUSTAINABILITY AND HUMAN CAPITAL MANAGEMENT** – experience through his leadership and management roles in the auto sector noted above, his current service on the boards of other public companies, including a company focused on designing and developing an electric taxi aircraft (Archer Aviation Inc.), and his current service as a member of sustainability, human resources, audit, and compensation committees for the public companies listed below.
- **FINANCE AND ACCOUNTING** – expertise through his experience noted above as CEO for several companies in the auto sector, where the understanding of and accountability for accurate financial statements and reporting was crucial, and his audit committee service noted above.
- **GOVERNANCE** – experience through his board and executive roles noted above, and his service as a Board Director Member of the Latino Corporate Directors Association (LCDA), and a National Association of Corporate Directors (NACD) Full Board Member and Certified Board Leadership Fellow.

Other public company boards (current): Archer Aviation Inc., SiteOne Landscape Supply, Inc. (f/k/a John Deere Landscapes LLC), and Smith & Wesson Brands, Inc.

Prior public company boards (last five years): None



Age: 72

Director Since: 2016

Committees: Audit (Chair); and Sustainability and Public Policy

Independent Lead Director

H. PAULETT EBERHART

Featured experience, qualifications, and attributes:

- **GLOBAL BUSINESS LEADERSHIP AND GOVERNANCE** – experience as Board Chair and CEO of HMS Ventures (since 2014), a privately held business involved with technology services and the acquisition and management of real estate. From 2011 through March 2014, she served as President and CEO of CDI Corp., a provider of engineering and IT outsourcing and professional staffing services that was then a public company. She served as a consultant to CDI Corp. from April 2014 to December 2014, and as Board Chair and CEO of HMS Ventures from January 2009 to January 2011. Prior to that, she served as President and CEO at Invensys Process Systems, Inc. ("Invensys"), a process automation company (2007 to 2009), and had an extensive career at Electronic Data Systems Corporation ("EDS") (1978 to 2004), an IT and business process outsourcing company, where she was President of Americas (2003 to March 2004), and President of Solutions Consulting (2002 to 2003). While at Invensys and EDS, she led businesses with clients across the globe.
- **CYBERSECURITY/IT, FINANCE, AND ACCOUNTING** – strong knowledge of the intersection of technology, data, and finance from over four decades of experience in various executive, financial, and operational roles in the technology services and IT sectors noted above, and her current board and audit committee service at KORE Group Holdings, Inc. ("KORE"), a public company focused on Internet of Things solutions, and LPL Financial Holdings Inc. ("LPL"), a public company focused on the financial advisor-mediated marketplace. She is also a Certified Public Accountant.
- **ENERGY INDUSTRY AND SUSTAINABILITY** – experience from over a decade of board service in the energy industry, including her former service on the boards of Anadarko Petroleum Corporation ("Anadarko"), Vine Energy Inc. ("Vine"), Cameron International Corporation, and Jonah Energy LLC.
- **COMPLIANCE, RISK MANAGEMENT, HSE, AND HUMAN CAPITAL MANAGEMENT** – expertise through her leadership experience noted above, her current and prior service on the boards of other public companies, including her current service as a member of the compensation committees of Fluor Corporation ("Fluor") and LPL, the commercial strategies and operational risk committee of Fluor, the audit committee of KORE, and the audit and risk committee of LPL, which she chairs. She previously chaired the HSE committee of Vine, and the governance and risk committee of Anadarko (committee responsibilities included HSE oversight), and was also the lead director of Anadarko.

Other public company boards (current): Fluor, KORE, and LPL

Prior public company boards (last five years): Vine



Age: 54

Director Since: 2022

Committee:
Nominating and Corporate Governance

Independent

MARIE A. FFOLKES

Featured experience, qualifications, and attributes:

- **GLOBAL BUSINESS LEADERSHIP** – expertise as a current managing partner at GenNx360 Capital Partners, a private equity firm (since October 2023). Previously, she served as CEO of Axxelist LLC, a technology real estate company she founded (from December 2021 to December 2023), and as CEO of TriMark USA, LLC ("TriMark") (from January 2020 to December 2021). She was born in Jamaica and has lived and worked in Brazil, China, France, Japan, Korea, Brussels, the United Kingdom (the "U.K."), and the U.S.
- **INDUSTRIAL GAS, AUTO INDUSTRY, HSE, AND CYBERSECURITY/IT** – expertise through her experience as President, Industrial Gases, Americas of Air Products & Chemicals, Inc. ("Air Products") from May 2015 to January 2020. From 2011 to May 2015, she served in various executive and senior leadership roles at Tenneco, Inc., including in its group responsible for providing clean air and ride performance products and systems for auto original equipment markets. From 2003 to 2011, she served in various senior leadership roles at Johnson Controls International plc. While at Air Products, she implemented SAP ERP and cybersecurity, and at TriMark, she expanded and deployed enterprise risk management policies to provide oversight on financial, cybersecurity, and regulatory frameworks.
- **SUSTAINABILITY** – expertise through her former service as an appointed member of the Hydrogen and Fuel Cell Technical Advisory Committee, which was established to advise the U.S. Secretary of Energy on the U.S. Department of Energy's hydrogen research, development, and demonstration efforts. While at Air Products, she also attracted business-to-business customers through innovation in sustainable products and programs, such as renewable fuels, hydrogen fueling, carbon sequestration, and with respect to renewables and carbon-emissions regulations, to achieve better outcomes for environmental sustainability.
- **GOVERNANCE AND HUMAN CAPITAL MANAGEMENT** – expertise through her leadership experience noted above, and her current service on the board of Masco Corporation, a public global manufacturing company, where she formerly served on the compensation and talent management committee, and currently serves as chair of the corporate governance and nominating committee. She also serves on the Global Advisory Board of the Jerome A. Chazen Institute for Global Business at Columbia Business School.

Other public company boards: Masco Corporation
Prior public company boards (last five years): None



Age: 59

Director Since: 2016

Committees:
Nominating and Corporate Governance (Chair); and Sustainability and Public Policy

Independent

KIMBERLY S. GREENE

Featured experience, qualifications, and attributes:

- **ENERGY BUSINESS LEADERSHIP** – experience as Board Chair, CEO, and President of Georgia Power Company (since March 31, 2023), and as Board Chair, CEO, and President of Southern Company Gas (from June 2018 to March 30, 2023). She served as Executive Vice President and Chief Operating Officer of the Southern Company from 2014 to May 2018. Prior to that, she was President and CEO of Southern Company Services, Inc. From 2007 to 2013, Ms. Greene served in executive roles with the Tennessee Valley Authority ("TVA"), including Chief Financial Officer, Chief Generation Officer, and Group President, Strategy and External Relations.
- **SUSTAINABILITY, HSE, AND CYBERSECURITY/IT** – expertise through her various leadership and management roles in the natural gas and utilities sector noted above, including on issues related to safety, emerging technologies, innovation, and STEM-related education, her involvement with various renewables projects and technologies at Southern Company and its affiliates, and through her former service on the boards of the American Gas Association (an organization committed to reducing GHG emissions through innovation, infrastructure, and technologies) and the Gas Technology Institute (an organization focused on advancing decarbonization solutions). Ms. Greene also previously served as an Oil & Natural Gas Liaison Co-Lead for the Electric Subsector Coordinating Council, which is the principal liaison between the U.S. federal government and the energy sector concerning national-level disasters or threats to critical infrastructure (including cybersecurity).
- **FINANCE, RISK MANAGEMENT, COMPLIANCE, AND REGULATORY** – experience through her leadership roles at Southern Company and its affiliates and the TVA noted above.
- **GOVERNANCE AND HUMAN CAPITAL MANAGEMENT** – experience through her leadership roles noted above, where she has been intimately involved in governance matters, succession planning, talent and leadership development, retention, compensation, and diversity and inclusion initiatives and strategies. She serves on the boards of the Atlanta Committee for Progress, Metro Atlanta Chamber of Commerce, Georgia Research Alliance, Nuclear Electric Insurance Limited, Children's Healthcare of Atlanta, Georgia Historical Society, and Woodruff Arts Center, and as a member of the Rotary Club of Atlanta.

Other current or prior public company boards (last five years): None



Age: 62

Director Since: 2012

Committees: Sustainability and Public Policy (Chair); and Nominating and Corporate Governance

Independent

DEBORAH P. MAJORAS

Featured experience, qualifications, and attributes:

- **GLOBAL BUSINESS LEADERSHIP AND SUSTAINABILITY** – experience as a board member of American Express Company ("AMEX") (since July 2022), a public globally integrated payments company, and as a non-executive director of the Brunswick Group (since September 2023), a strategic advisory firm focused on critical issues and stakeholders at the center of business, politics, and society. From July 2022 to September 2022 (when she retired), she was President and Advisor to the CEO at The Procter & Gamble Company ("P&G"). She previously served as Chief Legal Officer and Secretary of P&G (from 2010 to July 2022), and joined P&G as Senior Vice President and General Counsel in 2008. While at P&G she served on P&G's Global Leadership Council and its ESG Executive Council, and co-created and co-ran P&G's "Citizenship" program, which was the precursor to ESG at P&G.
- **GOVERNMENT, REGULATORY, ENERGY INDUSTRY, AND CYBERSECURITY/IT** – experience through her leadership roles and experience at P&G noted above and in private practice, her experience as Chair of the U.S. Federal Trade Commission ("FTC") from 2004 until 2008, and her service as Deputy Assistant Attorney General in the U.S. Department of Justice ("DOJ"), Antitrust Division, from 2001 to 2004. While Chair of the FTC, she gained experience in areas such as oil and gasoline markets, intellectual property, data security, and protecting consumers from cyber and IT risks, such as identity theft, spyware, and deceptive spam. While at the DOJ, she oversaw matters across a range of industries, including software, financial networks, media and entertainment, and industrial equipment. She joined the Jones Day law firm in 1991 and became a partner in 1999.
- **HUMAN CAPITAL MANAGEMENT** – experience through her business leadership experience at P&G noted above, where she oversaw a global legal group of over 500 people, served on P&G's Equality & Inclusion Council, and created and led P&G's post-COVID-19 employee well-being program. She also managed over 1,000 employees while Chair of the FTC, supervised and managed hundreds of lawyers and other individuals during her service with the DOJ noted above, and previously served on the board of the Leadership Council on Legal Diversity.
- **GOVERNANCE AND RISK MANAGEMENT** – experience through her leadership roles noted above, including her current role as a non-executive director of the Brunswick Group, her current board and committee service at AMEX, where she serves on the nominating, governance and public responsibility committee and the risk committee, and her current service on the boards of the Ladies Professional Golf Association, the First Tee Foundation, the University of Virginia Law School Foundation, and Westminster College.

Other public company boards (current): AMEX

Prior public company boards (last five years): None



Age: 63

Director Since: 2020

Committees: Audit; and Human Resources and Compensation

Independent

ERIC D. MULLINS

Featured experience, qualifications, and attributes:

- **ENERGY BUSINESS LEADERSHIP** – experience as Chairman and CEO of Lime Rock Resources, a company that he co-founded in 2005, which acquires, operates, and improves lower-risk oil and natural gas properties. Mr. Mullins oversees all strategic, financial, and operational aspects of the Lime Rock Resources funds. From May 2011 through October 2015, he also served as the Co-Chief Executive Officer and Chairman of the Board of Directors of LRE GP, LLC, the general partner of LRR Energy, L.P., an oil and natural gas company.
- **FINANCE AND ACCOUNTING** – expertise as a former Managing Director in the Investment Banking Division of Goldman Sachs, where he led numerous financing, structuring, and strategic advisory transactions in the division's Natural Resources Group. He also served as chair of the audit committee of Anadarko and on the audit committees of PG&E Corporation ("PG&E") and ConocoPhillips.
- **SUSTAINABILITY, HSE, AND RISK MANAGEMENT** – experience through his role as Chairman and CEO of Lime Rock Resources, where he has responsibility for the company's ESG efforts, with focus areas including reducing GHG emissions related to the company's day-to-day operations, eliminating natural gas flaring and methane leaks, plugging and abandoning of non-producing wells, and reducing spills in and around operating sites. He also has experience through his leadership roles discussed above, his former service as chair of the public policy and sustainability committee of ConocoPhillips, and his former service on the safety and nuclear oversight committee of PG&E.
- **GOVERNANCE** – expertise through his leadership experience noted above, his former service on other public company boards, and his current service on the board of trustees of the Baylor College of Medicine and the Wheeler Avenue Baptist Church, and on the board of directors of the Greater Houston Partnership.

Other public company boards (current): None

Prior public company boards (last five years): ConocoPhillips



Age: 60

Director Since: 2025

Committee:
Nominating and Corporate Governance

Independent

ROBERT L. REYMOND

Featured experience, qualifications, and attributes:

- **GLOBAL ENERGY BUSINESS LEADERSHIP** – experience through his more than 25-year career at Burns & McDonnell, Inc. ("Burns & McDonnell"), a privately held full-service engineering, architecture, construction, environmental, and consulting solutions firm with global operations. He served as Chief Operating Officer of the Energy Group of Burns & McDonnell (from January 2024 until his retirement at the end of 2024), and prior to that he served as President, Oil, Gas & Chemical (from 2015 until January 2024) and held several other leadership roles where he led some of the firm's largest and most complex energy projects. He also previously served on the boards of Burns & McDonnell (from January 2018 until the end of 2024) and Houston Wire and Cable Company, a former publicly traded provider of industrial products targeting markets such as utilities, infrastructure, and oil and gas.
- **REFINING AND MARKETING, HSE, REGULATORY, AND RISK MANAGEMENT** – experience through his leadership roles at Burns & McDonnell noted above, where he oversaw the firm's oil, gas, and chemicals businesses for nearly a decade and gained extensive experience in managing complex engineering and construction projects across multiple segments of the energy industry, including refining, low-carbon fuels, midstream and logistics, chemicals, and power.
- **SUSTAINABILITY** – experience from his oversight of Burns & McDonnell's oil, gas, and chemicals businesses noted above, which also provided services for renewable diesel and low-carbon fuels projects, and areas such as carbon capture and sequestration, advanced recycling, hydrogen and ammonia, and wastewater. Mr. Reymond also founded Burns & McDonnell's nuclear business and was previously an officer in the U.S. Navy's nuclear power program.
- **GOVERNANCE AND HUMAN CAPITAL MANAGEMENT** – experience from his leadership experience discussed above, his previous service on the board of Houston Wire and Cable Company, including as a member of its audit committee and strategy and operations committee, and his current service as Chairman of the Veterans Community Project.

Other current or prior public company boards (last five years): None



Age: 60

Director Since: 2023

Chairman, Chief Executive Officer and President

R. LANE RIGGS

Featured experience, qualifications, and attributes:

- **GLOBAL ENERGY BUSINESS LEADERSHIP AND GOVERNANCE** – experience through his service as Valero's Chairman (since the close of business on December 31, 2024), CEO and President and a member of the Board (since the close of business on June 30, 2023), President and Chief Operating Officer (from January 23, 2020 through June 30, 2023), where his responsibilities included refining, logistics, and low-carbon fuels operations, Executive Vice President and Chief Operating Officer, his extensive experience in global commodity markets while leading Valero's supply optimization and crude and feedstock supply groups, and the other roles he has held with Valero noted below. He also previously served on the board of the general partner of Valero Energy Partners LP, a former public midstream and logistics focused master limited partnership, and on the board of Valero's renewable diesel joint venture. As a key member of Valero's management team, Mr. Riggs has long played a vital role in developing and implementing the strategies that Valero has steadfastly executed for over a decade, which have been pivotal to Valero's ability to provide peer-leading performance and stockholder returns.
- **REFINING AND MARKETING, HSE, REGULATORY, AND RISK MANAGEMENT** – experience through his decades of service at Valero, where he began his career as a Process Engineer at Valero's McKee refinery, and subsequently held numerous leadership positions overseeing refining operations, supply optimization and crude and feedstock supply, and planning and economics, before becoming Valero's CEO and President. Additionally, under Mr. Riggs' leadership as Chief Operating Officer noted above, Valero's refining operations dramatically improved in safety, reliability, cost management, and environmental measures.
- **HUMAN CAPITAL MANAGEMENT AND SUSTAINABILITY** – experience through his various leadership roles at Valero and its renewable diesel joint venture noted above. As Valero's President and Chief Operating Officer, his responsibilities included low-carbon fuels operations and the oversight of our renewable diesel expansion project in St. Charles, Louisiana, and the construction of our renewable diesel plant in Port Arthur, Texas. He has also been intimately involved in the strategic planning and capital decisions involving Valero's low-carbon fuels businesses.

Other current or prior public company boards (last five years): None

RANDALL J. WEISENBURGER



Age: 67

Director Since: 2011

Committee: Human Resources and Compensation

Independent

Featured experience, qualifications, and attributes:

- **GLOBAL BUSINESS LEADERSHIP, FINANCE, AND ACCOUNTING** – expertise as the managing member of Mile 26 Capital, LLC, an investment fund based in Greenwich, Connecticut (since 2014), and his service from 1998 through 2014 as Executive Vice President and CFO of Omnicom Group Inc. ("Omnicom"), a public global media, marketing, and communications company. Prior to joining Omnicom, he was a founding member of Wasserstein Perella and a former member of First Boston Corporation. At Wasserstein Perella, he specialized in private equity investing and leveraged acquisitions, and in 1993, he became President and CEO of the firm's private equity subsidiary. He also held various roles within Wasserstein Perella's portfolio companies including, among others, Vice Chairman of Maybelline Inc. and Chairman of American Law Media.
- **SUSTAINABILITY, HSE, AND CYBERSECURITY/IT** – experience through his current service and leadership positions on the board of MP Materials Corp. ("MP Materials"), a public company that produces specialty materials that are vital inputs for electrification and other advanced technologies, and states that it currently owns and operates the only rare earth mining and processing site of scale in North America. He currently serves as chair of MP Materials' audit committee (which oversees ESG and cybersecurity), chair of Corsair Gaming, Inc.'s ("Corsair Gaming") audit committee (which oversees cybersecurity), and as a member of the health, environmental, safety & security committee of Carnival Corporation and Carnival plc ("Carnival") (which oversees sustainability). Additionally, during his service as CFO of Omnicom noted above, he helped oversee the company's efforts in the areas of corporate ethics, enterprise risk management, and global corporate social responsibility.
- **HUMAN CAPITAL MANAGEMENT AND COMPENSATION** – experience through his role as CFO of Omnicom noted above, where he led efforts to continually develop the skills of the company's finance and operating personnel, and implemented programs for their continuing professional development. He also currently serves as a member of MP Materials' compensation committee, and as chair of the compensation committee of Carnival.

Other public company boards (current): Carnival, Corsair Gaming, and MP Materials

Prior public company boards (last five years): None

RAYFORD WILKINS, JR.



Age: 74

Director Since: 2011

Committees: Human Resources and Compensation (Chair); and Sustainability and Public Policy

Independent

Featured experience, qualifications, and attributes:

- **GLOBAL BUSINESS LEADERSHIP, CYBERSECURITY/IT, AND RISK MANAGEMENT** – expertise as CEO of Diversified Businesses of AT&T Inc., where he was responsible for international investments, AT&T Interactive, AT&T Advertising Solutions, customer information services, and the consumer wireless initiative in India. He retired from AT&T at the end of March 2012. Mr. Wilkins held several other leadership positions at AT&T and its predecessor companies, including Group President and CEO of SBC Enterprise Business Services and President and CEO of SBC Pacific Bell. In these roles with AT&T and its predecessor companies, his responsibilities also included oversight of sales, customer care, data solutions engineering, consulting and operations of the company's advanced data and intellectual property networks, network services and integration, and information services.
- **HUMAN CAPITAL MANAGEMENT, COMPENSATION, AND SUSTAINABILITY** – expertise through his service as the chair of Valero's Human Resources and Compensation Committee, during which time he has been integral to Valero's progress in linking pay with HSE and sustainability performance. Mr. Wilkins also currently serves as chair of the compensation and human resources committee of Caterpillar Inc. ("Caterpillar"), and as a member of the compensation, management development and succession committee of Morgan Stanley, and chair of its governance and sustainability committee. Additionally, he currently serves on the Institute for Inclusion Advisory Board at Morgan Stanley.
- **GOVERNANCE** – expertise through his business leadership experience noted above, his current board service noted above, and his service as a lifetime member of the Advisory Council of the McCombs School of Business at the University of Texas at Austin.

Other public company boards (current): Caterpillar and Morgan Stanley

Prior public company boards (in last five years): None

For information regarding the nominees' independence, Common Stock holdings, compensation, and other arrangements, as applicable, see "Compensation Discussion and Analysis," "Director Compensation," and "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below.

HOW OUR BOARD IS STRUCTURED, GOVERNED, AND OPERATES

Our Directors' Demonstrated Commitment in 2025

2025 BOARD, COMMITTEE, AND ANNUAL MEETING ATTENDANCE

Annual Meeting. All Board members are expected to attend the Annual Meeting. All directors then serving on the Board attended Valero's 2025 annual meeting of stockholders.

Board and Committee Meetings. In 2025, the Board held seven meetings and its committees held 18 total meetings. No director attended less than 75 percent of the meetings of the Board and committees of which he or she was then serving as a member.

In 2025, we had more than 97 percent aggregate average attendance at Board meetings and more than 98 percent aggregate average attendance at Board and committee meetings in total.

2025 ACCOMPLISHMENTS AND HIGHLIGHTS

In 2025, some of the key accomplishments and highlights that the Board's oversight helped enable included:[1]

Financial

- earned net income attributable to Valero stockholders of $7.57 per share, assuming dilution, and the **third highest adjusted earnings per share ("EPS") in company history;**
- **returned $4.0 billion in cash to stockholders;**
- increased Valero's dividend to $1.13 per share in January 2025 (and again to $1.20 per share in January 2026);

Operational

- achieved Valero's **highest-ever refinery mechanical availability, refining throughput, and ethanol production;**
- achieved Valero's **best-ever refinery total recordable incident rate ("TRIR")** for employees and employees and contractors on a combined basis and **second best-ever Tier 1 API Process Safety performance** in the refining segment;
- achieved Valero's **best-ever company-wide environmental performance and second best-ever refinery environmental performance,** as measured through our Environmental Scorecard Incidents metric (on a weighted basis);

Other

- **offered all employees in good standing at Valero's Benicia refinery continued employment within Valero,** many of whom accepted, **demonstrating our commitment to our employees and strong company culture**; and
- successfully transitioned the Chairman role to Mr. Riggs (as of the close of business on December 31, 2024), Lead Director role to Ms. Eberhart (on February 26, 2025), and Chief Financial Officer role to Homer S. Bhullar (as of January 1, 2026).

Overview of Our Board Committees

Our Board has four committees:

(1) Audit Committee;

(2) Human Resources and Compensation Committee;

(3) Nominating and Corporate Governance Committee; and

(4) Sustainability and Public Policy Committee.

The committees' respective charters are available on our website at: **www.valero.com ▶ Investors ▶ Governance & Engagement**

Committee Structure/Composition Highlights

Independence. Each member of our Board committees is "independent" under applicable regulations/standards.

Oversight of Key Areas. The duties and responsibilities of our committees collectively assist the Board with oversight over key areas, such as Valero's comprehensive liquid fuels strategy and matters related to HSE, public policy, sustainability, governance, compliance, financial reporting, cybersecurity/IT, Board effectiveness, succession planning, and human capital management.

[1] TRIR is defined as the number of recordable injuries per 200,000 working hours. Adjusted EPS is not defined under U.S. generally accepted accounting principles ("GAAP"). See "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" below for more information on this metric (including a reconciliation to 2025 EPS attributable to Valero stockholders, assuming dilution), as well as the other financial and operational items noted in these bullets.

AUDIT COMMITTEE

Current Audit Committee Members:



H. Paulett Eberhart (Chair)



Fred M. Diaz



Eric D. Mullins

2025 Meetings. The Audit Committee met five times in 2025.

Key Functions and Responsibilities. The committee's key functions and areas of oversight and responsibility include: (i) financial statement integrity and legal/regulatory compliance with a focus on potential impacts to our financial statements and accounting policies; (ii) financial risk management and exposure; (iii) compliance, ethics, and corporate misconduct; (iv) Valero's independent auditor; (v) Valero's internal audit function; and (vi) cybersecurity and IT risks, which are further described in the committee's charter. We make additional disclosures about the Audit Committee under "Overview of Our Risk Management and Oversight Structure" above, in connection with "Proposal No. 3—Ratify appointment of KPMG LLP as independent auditor" below, under "Additional Details on Our Risk Management and Oversight Structure" below in this section, and under "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below.

Audit Committee Financial Experts. The Board has determined that each member of the committee is an "audit committee financial expert" (as defined by the SEC). For more information on the skills, experience, and other attributes of the Audit Committee members see "Proposal No. 1—Election of directors" above.

2025 Accomplishments and Highlights. In 2025, some of the key accomplishments and highlights of the committee's activities throughout the year or that its oversight helped enable included the following:

- **oversaw Valero's SAP financial systems upgrade, which was successfully completed on time and on budget;**
- **continued its oversight of Valero's cybersecurity and IT practices and risks,** including again receiving and discussing an annual cybersecurity/IT update report, and **periodically reviewing and discussing the use of data, technology, and artificial intelligence ("AI") by Valero and its independent auditor;**
- **reviewed and discussed critical accounting and financial reporting matters related to Valero's Benicia refinery;**
- continued an enhanced annual process to formally evaluate the performance of Valero's independent auditor and held an executive session with Valero's independent auditor at every committee meeting;
- reviewed and discussed the impacts of various regulatory and other developments on Valero's financial statements and public disclosures;
- continued an enhanced process for reviewing Valero's earnings release information prior to issuance;
- promoted Valero's efforts with respect to accurate and timely financial statement reporting, including through periodic reports and discussions regarding Valero's controls and procedures framework, Sarbanes-Oxley compliance, financial reporting, internal audit, and financial statement integrity initiatives;
- oversaw the execution of Valero's 2025 internal audit plan, with services covering matters related to Valero's low-carbon fuels, data privacy, cybersecurity efforts, and trading and commercial risk, among others;
- continued focus placed on enterprise risk management, including by reviewing and discussing Valero's (i) insurance and risk management framework; **(ii) implementation and completion of an internal threat assessment of hundreds of individuals with access to critical infrastructure; (iii) increased drone surveillance and mitigation efforts over refinery airspace; and (iv) continued enhancement and progression of its third-party due diligence program;** and
- received quarterly updates on Valero's ethics helpline activity, referable compliance issues, company policy updates, and other compliance initiatives and efforts.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Current Human Resources and Compensation Committee Members:



Rayford Wilkins, Jr.
(Chair)



Eric D. Mullins



Randall J. Weisenburger

2025 Committee Member Changes. In February 2025, Mr. Mullins also became a member of the committee. Robert A. Profusek previously served on the committee in 2025 until his retirement from the Board effective at the 2025 annual meeting of stockholders.

2025 Meetings. The Human Resources and Compensation Committee met four times in 2025.

Key Functions and Responsibilities. The committee's key functions and areas of oversight and responsibility include: (i) Valero's compensation programs, policies, and strategies; (ii) succession planning for Valero's CEO and other senior executives; (iii) talent management and compensation-related risks; (iv) human capital management and leadership development; and (v) stock ownership and retention, which are further described in the committee's charter. We make additional disclosures about the committee under "Overview of Our Risk Management and Oversight Structure" above, under "Additional Details on Our Risk Management and Oversight Structure" and "How Our Board is Involved in CEO and Senior Executive Succession Planning" below in this section, and under "Risk Assessment of Compensation Programs" and "Compensation Discussion and Analysis" below.

Human Resources and Compensation Committee Report. The Human Resources and Compensation Committee Report for fiscal year 2025 appears in this proxy statement immediately following "Compensation Discussion and Analysis" below.

Compensation Committee Interlocks and Insider Participation. There are no compensation committee interlocks. None of the members of the Human Resources and Compensation Committee has served as an officer or employee of Valero, or had any relationship requiring disclosure by Valero under Item 404 of SEC Regulation S-K (regarding related-party transactions).

Limited Delegation of Authority. For administrative convenience, our bylaws authorize the Human Resources and Compensation Committee to delegate authority to our CEO or other executive officer to make certain non-material amendments to Valero's benefit plans. As permitted by our bylaws, the Human Resources and Compensation Committee has also delegated authority to our CEO to make limited grants of equity awards to key employees who are not executive officers.

2025 Accomplishments and Highlights. In 2025, some of the key accomplishments and highlights of the committee's activities throughout the year or that its oversight helped enable included the following:[2]

- **Valero received more than 75 percent "say-on-pay" approval (74.78 percent including abstentions) on its 2024 executive compensation, despite the negative recommendation of one of the leading U.S. proxy advisory firms;**
- **actively engaged with stockholders and proxy advisory firms on committee-relevant matters;**
- all committee members received more than 93 percent approval for their re-election to the Board in 2025, despite Valero receiving lower than typical say-on-pay approval, as noted above;
- helped lead a formal review and discussion with the full Board on Valero's comprehensive succession planning for key positions and critical talent across the company, and oversaw various compensation matters related to several officer retirements and transitions; and
- continued focused placed on aligning pay for performance within Valero's executive compensation program, including by reviewing and discussing the advisability and rigor of various compensation metrics, and responding as appropriate.

[2] See "Compensation Discussion and Analysis" below, including "Executive Compensation in Summary—2025 Say-on-Pay Engagement Efforts and Response" under such section, for more information on many of the items noted in these bullets.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Nominating and Corporate Governance Committee Members:

			
Kimberly S. Greene (Chair)	**Marie A. Ffolkes**	**Deborah P. Majoras**	**Robert L. Reymond**

2025 Committee Member Changes. Mr. Reymond became a member of the committee in September 2025 in connection with his election to the Board.

2025 Meetings. The Nominating and Corporate Governance Committee met four times in 2025.

Key Functions and Responsibilities. The committee's key functions and areas of oversight and responsibility include: (i) Board skills and director refreshment; (ii) Valero's corporate governance principles; (iii) Valero's annual Board/committee evaluation; (iv) new director orientation and director continuing education; and (v) related-party transactions, which are further described in the committee's charter. We make additional disclosures about the Nominating and Corporate Governance Committee under "Overview of our Risk Management and Oversight Structure" above, under "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below, and throughout this "How Our Board is Structured, Governed, and Operates" section.

Committee's Recommendations Regarding our Board. The committee recommended to the Board the persons listed in this proxy statement in Proposal No. 1 as nominees for election as directors at the Annual Meeting and recommended assignments for the Board's committees, including committee chairs. The Board approved such recommendations, including the slate of director nominees to stand for election at the Annual Meeting. The committee also considered and recommended the election of Valero's Chairman of the Board and its Lead Director, each of which was approved by the Board's independent directors. See "Our Board's Leadership Structure and Strong Independent Oversight" below in this section for additional information.

2025 Accomplishments and Highlights. In 2025, some of the key accomplishments and highlights of the committee's activities throughout the year or that its oversight helped enable included the following:

- oversaw and helped guide an evaluation of Valero's Board leadership structure and related transitional changes, including the election by the Board's independent directors (following the committee's recommendation) of Ms. Eberhart as Lead Director, succeeding Mr. Profusek, who retired from the Board effective at the 2025 annual meeting of stockholders;
- **added to the depth of the Board's refining and energy industry experience through the election of Mr. Reymond in September 2025,** and helped lead a thorough evaluation process whereby each member of the Board met with Mr. Reymond either in person or by video/teleconference prior to his election;
- facilitated an enhanced focus on Valero's Board succession planning processes, considerations, and evaluations;
- promoted the continued importance of maintaining robust director independence evaluation processes and practices;
- continued to assess each director's commitments and capacities, both on an annual basis and periodically throughout the year in connection with potential changes in director obligations;
- **continued focus placed on maintaining a comprehensive and effective Board and committee evaluation process, which included several enhancements in 2025 with input from the committee's chair;**
- formally evaluated and discussed Valero's new director orientation program and provided several recommendations for enhancement that were implemented beginning with Mr. Reymond's orientation in October 2025; and
- oversaw Valero's corporate governance principles, practices, and policies, as well as the committee's activities and oversight throughout the year in relation to the committee's responsibilities under its committee charter and Valero's *Corporate Governance Guidelines* and other applicable governance documents.

SUSTAINABILITY AND PUBLIC POLICY COMMITTEE

Current Sustainability and Public Policy Committee Members:



Deborah P. Majoras (Chair)



H. Paulett Eberhart



Kimberly S. Greene



Rayford Wilkins, Jr.

2025 Committee Member Changes. In February 2025, Ms. Eberhart was elected by the Board's independent directors to serve as Lead Director, succeeding Mr. Profusek, who previously served in such role and as a member of the committee in 2025 until such date. Since such time, the committee has consisted of four members instead of five (Ms. Eberhart was already a member of the committee at such time given her role as chair of the Audit Committee, which she also retained). See "Our Board's Leadership Structure and Strong Independent Oversight—Recent Transition of Our Independent Lead Director" below in this section for additional information.

2025 Meetings and Attendance. The Sustainability and Public Policy Committee met five times in 2025. All directors are encouraged, but not required, to attend meetings of the committee.

Key Functions and Responsibilities. The committee's key functions and areas of oversight and responsibility are codified in its committee charter and specifically encompass: (i) HSE matters; (ii) sustainability and climate-related risks and opportunities; (iii) corporate responsibility and reputation management; (iv) social, community, and public policy strategies and initiatives; (v) political issues, including political contributions and lobbying activities; and (vi) compliance with legal and regulatory requirements for the operations of the company, which are further described in such charter. We also make additional disclosures about the committee under "Overview of Our Risk Management and Oversight Structure" above and under "Additional Details on Our Risk Management and Oversight Structure" below in this section.

2025 Accomplishments and Highlights. In 2025, some of the key accomplishments and highlights of the committee's activities throughout the year or that its oversight helped enable included the following:[3]

- **assessed the impact of recent U.S. tariffs and foreign duties on Valero's business, and oversaw Valero's efforts with respect thereto;**
- helped guide Valero's efforts on a variety of HSE, public policy, sustainability, and climate-related matters, including with respect to low-carbon fuels, GHG emissions, human rights, and related regulatory developments, and **again received annual reports on, and discussed, Valero's HSE efforts and political activities;**
- reviewed and discussed Valero's 2025 Report on Guiding Principles, which included new or enhanced disclosures in a number of areas within the committee's area of oversight;
- evaluated the implications of emerging sustainability-related disclosure regulations and frameworks, proxy advisory firm and scoring agency developments, and customer requests for certain written declarations and representations, and oversaw Valero's efforts with respect thereto;
- **fostered a continued focus on providing transparent, accurate, and reliable GHG emissions disclosures, including Valero's efforts in continuing to (i) obtain independent third-party limited assurance; (ii) provide robust disclosures on its calculation methodologies; and (iii) maintain appropriate reviews and evaluations;**
- helped guide Valero's proactive engagements on committee-relevant matters, several of which included committee member participation; and
- oversaw Valero's corporate responsibility and reputation management efforts.

[3] See "Additional Highlights—Low-Carbon Fuels, Cybersecurity/IT, and Compliance" below, including the footnotes and cross-references therein, for more information on many of the items noted in these bullets.

How We Maintain an Effective Board and Strong Director Performance

ANNUAL BOARD AND COMMITTEE EVALUATION PROCESS

Our *Corporate Governance Guidelines* require the Board and its committees to conduct an annual performance evaluation, and this requirement is also set forth as required in our Board committee charters. Board and committee performance evaluations play an important role in ensuring effective functioning and oversight of our Board and its committees. The Nominating and Corporate Governance Committee oversees this evaluation process, which is summarized below, and reports to the Board on its assessment of the performance of the Board, its committees, and directors (as appropriate).

MULTI-STEP AND CONTINUAL EVALUATION PROCESS

Annual Surveys		Summary Reports		Executive Session Review		Ongoing Feedback
Detailed surveys tailored for the Board and each committee are reviewed and updated annually, in consultation with the chair of the Nominating and Corporate Governance Committee, as necessary, prior to distribution at the end of each year.	→	Summary reports of the evaluation results are compiled and provided to each director, with results shown on a confidential basis to encourage candid feedback.	→	These summary reports are discussed at Board and/or committee meetings in executive session, led by the chair of the Nominating and Corporate Governance Committee, the Lead Director, and/or the Chairman, who ensure that the Board or management, as appropriate, follow up on any identified matters.	→	The chair of the Nominating and Corporate Governance Committee, the Lead Director, and/or the Chairman will meet from time to time with directors individually in order to obtain feedback on the performance of the Board, a committee, or another director.

Evaluation and Feedback Topics

The topics covered in this process include, among others:

- **Board and committee roles, effectiveness, and structure;**
- **corporate strategy and risk management oversight;**
- Board and committee composition, size, and leadership, and committee rotation;
- the frequency, length, and content of Board and committee meetings, including topics covered;
- the quality of meeting materials and management's presentations at Board and committee meetings;
- the adequacy of Valero's governance principles, practices, and policies; and
- the performance of the Board, its committees, and directors relative to their respective duties and responsibilities.

Effectiveness of Evaluation Process

The Board has concluded that these evaluation tools and process provide effective measures and forums for discussing the effectiveness of the Board, its committees, and our directors, as well as potential areas for enhancement.

DIRECTOR ROTATION, REFRESHMENT, AND RETIREMENT

Annual Board and Committee Determinations. Our committee members, committee chairs, Chairman, and Lead Director (when the Chairman is not independent) are elected annually by the Board (or its independent directors, as appropriate), and this annual process helps facilitate ongoing consideration and evaluation of our Board and committee leadership structure and composition.

Director Tenure and Refreshment. We do not set term limits for our directors. As stated in our *Corporate Governance Guidelines*, the Board has determined that directors who have served on the Board for an extended period of time are able to provide valuable insight into the operations and future of Valero based on their experience with and understanding of Valero's history, policies, and objectives. As an alternative to term limits, the Board has concluded that its evaluation, nomination, election, and refreshment processes appropriately support the continued effectiveness of the Board, its committees, and each of our directors.

Retirement Policy. Our directors are subject to a retirement policy (set forth in our *Corporate Governance Guidelines*), under which a director who turns 75 may serve the remainder of his or her term, but may not stand for re-election at the next annual meeting.

Recent Refreshment and Rotation. The tables below demonstrate our meaningful Board and committee refreshment and rotation over the past six years.

New Independent Directors Since 2020



Eric D. Mullins (2020)



Fred M. Diaz (2021)



Marie A. Ffolkes (2022)



Robert L. Reymond (2025)

Board and Committee Refreshment and Rotation Since 2022			
Committee Chairs	Committee Members		Chairman/Lead Director
50 percent of our current Board committee chairs are new to such roles	66.67 percent of the current members of the Audit Committee and the Human Resources and Compensation Committee are new to such committees	50 percent of the current members of the Nominating and Corporate Governance Committee are new to such committee	Our Chairman and Lead Director roles were transitioned (each within the last two years)

DIRECTOR OVERBOARDING POLICY

Overboarding Policy. It is critical that each of our directors is able to devote sufficient time and effort to their duties as a director. As a result, we have an overboarding policy included in our *Corporate Governance Guidelines* that sets forth certain numerical guidelines and notification/review procedures with respect to our directors' commitments and capacities, which are periodically (but at a minimum annually) assessed for compliance and appropriateness.

Numerical Guidelines. All of our directors currently meet the following guidelines under our overboarding policy:

- non-employee directors should not serve on more than four public company boards (including Valero's Board);
- a director who is the CEO or other executive officer of a public company should not serve on more than two public company boards (including Valero's Board); and
- members of Valero's Audit Committee should not serve on more than three public company audit committees (including Valero's Audit Committee).

Periodic/Annual Assessment of Director Commitments and Capacities. The Nominating and Corporate Governance Committee periodically (but at a minimum annually) assesses the ability of our directors' to fulfill their ongoing responsibilities to Valero, taking into consideration applicable information, including the relevant director's principal occupation and duties, public board service and leadership positions (such as chairman, lead director, and committee chair), service on private company and non-profit boards, other time commitments, leadership positions, and roles, input from other directors, and information provided by the relevant director. **Each of our directors is currently in compliance with our overboarding policy and the Board has concluded that their continued service on the Board is appropriate thereunder.**

This overboarding assessment occurs periodically for each director, but at a minimum annually.

Notification/Review of Potential Changes. Under our overboarding policy, a director who is considering certain changes to their principal occupation or public company board/committee service that could materially increase his or her responsibilities should consider, and provide the Board the opportunity to consider, whether such director will be able to continue to devote sufficient time to the affairs of the Board, remain independent, have an interlocking directorship, have a potential conflict under applicable laws or regulations, or have a potential conflict with Valero's interests. Directors should also provide notice as soon as practicable after becoming aware of any situations or transactions that could impair the director's independence, create inter-locking directorships, create a potential conflict under applicable laws or regulations, or would otherwise potentially conflict with Valero's interests.

NEW DIRECTOR ORIENTATION AND ONBOARDING

Valero's *Corporate Governance Guidelines* state that all new directors must participate in an orientation program as soon as reasonably practicable after joining the Board. We typically hold a full day of new director orientation in person at our headquarters in San Antonio, and Valero's senior management team typically presents on topics such as (i) corporate governance and Board practices and function; (ii) compliance, HSE, internal and external audits, risk management, and key corporate policies; (iii) investor relations and financial items; (iv) an overview and history of Valero; (v) Valero's refining and low-carbon fuels operations and businesses; (vi) sustainability-related matters; and (vii) Valero's human capital management efforts. **Holding new director orientation at our headquarters allows for new directors to interact with employees and experience our culture first hand.**

In 2025, our Nominating and Corporate Governance Committee formally evaluated and discussed our new director orientation program and determined that it is an effective and efficient onboarding tool and process. However, the committee provided several recommendations for further enhancement of the program that were implemented beginning with Mr. Reymond's orientation in October 2025. This determination is supported by the positive feedback provided by newly onboarded directors in recent years. The effectiveness of the program is also reassessed annually through the Board and committee evaluation process discussed above.

DIRECTOR CONTINUING EDUCATION

We encourage our directors to attend education programs as appropriate to stay abreast of developments in governance, key areas of oversight, and board best practices. Under our *Corporate Governance Guidelines*, **we will pay for a director's participation in certain continuing education programs pertinent to his or her Board responsibilities, including a director's membership in an organization such as the National Association of Corporate Directors, in order to provide ongoing access to information and resources that foster board development and oversight.** Director continuing education is also provided as follows:*

- **Board/Committee Presentations.** During Board and committee meetings, Valero's senior management, SMEs, and independent auditor, and the independent compensation consultant often present on areas of new or emerging importance.
- **Committee Reports.** At Board meetings, committee chairs report on key developments covered at committee meetings.
- **Site Visits.** Directors make periodic site visits to Valero's facilities, and we paired the Board's meeting in September 2025 with a visit to our McKee refinery in Sunray, Texas.
- **Guest Speakers.** External guest speakers typically present at our Board's annual three-day strategic planning meeting, and in recent years this has included presentations from third-party experts on topics such as the future of energy, low-carbon projects and innovation, sustainability, liquid fuels, global geopolitics, and public policy.
- **Periodic Updates.** We keep the Board apprised of updates and key information through regular communication, which in addition to periodic telephonic and electronic communications, typically includes (i) a weekly written update report prepared by our investor relations team that features key market and peer data, analyst commentary, and industry updates; and (ii) a monthly written report from our CEO on performance updates and other developments between Board meetings.

* See also "Additional Details on Our Risk Management and Oversight Structure" below in this section.

The Nominating and Corporate Governance Committee periodically discusses Valero's director continuing education in the context of the knowledge, skills, and experience represented and/or needed on the Board.

Our Board's Leadership Structure and Strong Independent Oversight

RECENT TRANSITION OF OUR CHAIRMAN OF THE BOARD

Recent Chairman Transition. As part of a robust succession development plan that had been in place, the Board's independent directors (upon recommendation from the Nominating and Corporate Governance Committee) elected Mr. Riggs to the additional position of Chairman effective as of the close of business on December 31, 2024, succeeding our former Executive Chairman (Joseph W. Gorder) who retired from such role and as a director effective as of such date. **The Board has determined and continues to believe that Mr. Riggs' qualifications and proven leadership make him well suited to serve as Chairman and that his service as both CEO and Chairman helps drive and enhance Valero's performance and the Board's effectiveness.** See "Proposal No. 1—Election of directors" above for more information on Mr. Riggs' skills, experience, and other attributes.

Effectiveness of Combined CEO and Chairman Roles. Valero has a proven track record of nearly a decade of financial and operational success under a combined CEO and Chairman leadership structure. This has continued under Mr. Riggs' tenure as CEO and Chairman, as reflected by Valero's strong financial and operational performance in 2025.

THE ROLE OF OUR CEO AND CHAIRMAN

In his role as CEO, Mr. Riggs is appointed by the Board to manage Valero's daily affairs and operations, and will preside at all meetings of stockholders. In his role as Chairman, Mr. Riggs is appointed by the Board to:

- lead the Board in productive, strategic planning and preside at all Board meetings;
- determine necessary or appropriate agenda items for meetings of the Board, with input from the Lead Director; and
- determine and manage the amount of time and information devoted to discussion of meeting agenda items.

OUR BOARD'S STRONG COUNTERBALANCE OF INDEPENDENT LEADERSHIP AND OVERSIGHT

Independent Lead Director. To counterbalance our combined CEO and Chairman roles, the Board has a strong independent Lead Director, whose duties are detailed under "The Role of Our Independent Lead Director" below. While our governance documents do not require the CEO and Chairman roles be split or combined, when the Chairman is not independent under our *Corporate Governance Guidelines* (e.g., because they are a Valero employee), such guidelines require the independent directors to annually select an independent Lead Director. See also "Recent Transition of Our Independent Lead Director" below.

Empowered Independent Directors and Committee Chairs. To further counterbalance the combined CEO and Chairman roles, each of the Board's committees is fully independent and is chaired by an independent director with significant power and responsibilities. **Our *Corporate Governance Guidelines* also explicitly grant each member of the Board (i) the ability to suggest the inclusion of items on meeting agendas; (ii) the right to raise at any Board meeting subjects that are not on the meeting agenda; and (iii) free access to management and employees, including in executive session. The Board has determined that this approach provides a strong and appropriate counterbalance of independent leadership and oversight on the Board that appropriately and effectively complements our current structure of combined CEO and Chairman roles.**

RECENT TRANSITION OF OUR INDEPENDENT LEAD DIRECTOR

Recent Lead Director Transition. Following the successful transition of Mr. Riggs to the additional position of Chairman, on February 26, 2025, the Board's independent directors (upon recommendation from the Nominating and Corporate Governance Committee) elected Ms. Eberhart as Lead Director, succeeding Mr. Profusek, who served in such role in 2025 until such date.

Ms. Eberhart's Qualifications and Proven Leadership. The Board has determined and continues to believe that Ms. Eberhart's additional service as our Lead Director is appropriate and supports the Board's continued effectiveness and strong counterbalance of independent leadership and oversight. See "Proposal No. 1—Election of directors" above for more information on Ms. Eberhart's skills, experience, and other attributes.

THE ROLE OF OUR INDEPENDENT LEAD DIRECTOR

The independent Lead Director's duties and responsibilities are codified in our *Corporate Governance Guidelines* and include:

- serving as a liaison between the Chairman and the non-management directors;
- consulting with the Chairman on Board meeting agendas and authority to call meetings of the non-management directors;
- reviewing and approving information sent to the Board as and when appropriate;
- setting agendas and leading the discussion of regular executive session meetings of the Board outside the presence of management and providing feedback regarding these meetings to the Chairman; and
- receiving, reviewing, and acting upon communications from stockholders or other interested parties when those interests should be addressed by a person independent of management.

The Lead Director periodically communicates with our Chairman and other directors (as appropriate) between meetings and provides input on a variety matters, and has also participated in stockholder and stakeholder engagement with senior management.

ONGOING EVALUATION AND CONSIDERATION BY THE BOARD

The Board expects to continue periodically evaluating the appropriateness of its leadership structure, including as part of the annual Board and committee evaluation process and election of our Chairman and Lead Director (if applicable), and that any changes would be promptly communicated to stockholders as required. While the Board has determined that combining the CEO and Chairman roles is appropriate under current circumstances, our governance documents do not establish this approach as a policy, and such roles were split during Mr. Gorder's service as Executive Chairman (from the close of business on June 30, 2023 to the close of business on December 31, 2024), and Valero has also had an independent Chairman at times in the past.

Such determination is made in light of the facts and circumstances applicable at such time, including the Board's composition and risk management and oversight structure, officer and director retirements or transition periods, the risks and opportunities facing Valero, and the best interests of Valero and its stockholders as determined by the business judgment of the Board. Such determination may also take into consideration stockholder and stakeholder feedback. The Board's leadership, risk management, and oversight structure, including how the Board administers its risk oversight function, and the effects of this administration on the Board's leadership structure are discussed further under "Overview of Our Risk Management and Oversight Structure" above, and under "Additional Details on Our Risk Management and Oversight Structure" below.

How Our Board is Involved in CEO and Senior Executive Succession Planning

The Board periodically works with the Human Resources and Compensation Committee to evaluate potential CEO successors and in overseeing succession planning for other senior executives. Such matters are periodically discussed in executive sessions led by our Lead Director, both in the presence of our CEO and with only the independent directors. Our CEO also makes his recommendations and evaluations of potential successors available to the Board as appropriate. The Board's deliberations also consider cases of unforeseen emergencies or the temporary disability of our CEO and other senior executives.

How Our Director Nominees are Selected

The Nominating and Corporate Governance Committee solicits recommendations for Board candidates from a number of sources including our directors, our officers, third-party research, and retained third-party search and advisory firms. Mr. Reymond was identified as a potential director nominee through prior business and professional interactions with our CEO and several members of our senior management team and thereafter a retained third-party search firm also assisted in providing relevant information with respect to the Board's evaluation. The committee will also consider candidates that are submitted by stockholders in accordance with the procedures described under "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below. The committee will consider all candidates properly identified through such processes and will evaluate each of them on the same basis, with the level of consideration extended thereto being commensurate with the quality and quantity of information the stockholder provides. We also have proxy access provisions in our bylaws that permit a stockholder, or a group of up to 20 stockholders, that has owned at least three percent of our outstanding Common Stock for at least three years to nominate and include in our proxy statement candidates for our Board, subject to certain requirements set forth therein. Each stockholder, or group of stockholders, may nominate candidates for our Board up to a limit of the greater of two or 20 percent of the number of directors on our Board. Any such nominee must meet the qualification standards referred to in our bylaws. The procedures for nominating a candidate under our proxy access provisions are described under "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below.

Our *Corporate Governance Guidelines* vest the Nominating and Corporate Governance Committee with responsibility for reviewing the composition of the Board, as well as the qualifications of the individual members of the Board and its various committees. This review includes consideration of relevant factors, including the committee's assessment of applicable independence standards and other considerations, potential conflicts with applicable laws or regulations, or with Valero's interests, and the individual's character, judgment, integrity, age, skills (including financial literacy, among others), unique experience, and other attributes in the context of the Board's needs at such time. Each candidate must meet certain minimum qualifications, including: strong ethical principles and integrity, the ability to dedicate sufficient time, energy, and attention to their duties as a director, taking into consideration our overboarding policy discussed above, and skills, experience, and attributes relative to the Board's needs at such time. Directors from different backgrounds with a variety of talents, experience, education, and perspectives can help bring value. To promote the Nominating and Corporate Governance Committee's ability to effectively cast a wide net when searching for director candidates, the committee amended its charter in 2021 to require that the initial list of candidates (which is not limited in number) from which a director is nominated include, but need not be limited to, diverse qualified candidates. This requirement is communicated, as necessary, to any third parties assisting with director searches and is also implemented through the execution by the Nominating and Corporate Governance Committee of its oversight responsibilities concerning Valero's director search process.

The Nominating and Corporate Governance Committee annually reviews and recommends a slate of director candidates for Board consideration and nomination for election at the next annual meeting of stockholders. For new director candidates, if deemed warranted following initial reviews and discussions of the candidate among the Nominating and Corporate Governance Committee, the full Board, and appropriate senior executives at Valero, formal outreach and/or interview efforts with the candidate are then initiated. After further evaluation and discussion, the Nominating and Corporate Governance Committee determines whether to recommend such candidate for election or nomination by the Board. The effectiveness of these practices and other Valero governance principles and documents in facilitating effective director search efforts are also assessed annually as part of the Board and committee evaluation process discussed above.

Additional Details on Our Risk Management and Oversight Structure

FULL BOARD OVERSIGHT

Risk Management and Oversight is a Responsibility of the Full Board. The Board exercises its risk management and oversight responsibilities directly and through its committees. The Board considers risks over a variety of time frames based on the Board's business judgment regarding the scope, magnitude, and immediacy of the risks in light of the facts and circumstances applicable at such time, which is informed by the following processes and items, among others.

Oversight of Key Areas. The Board regularly evaluates and discusses emerging risks and opportunities in key areas for Valero, including Valero's comprehensive liquid fuels strategy, HSE, public policy, sustainability, governance, compliance, financial reporting, cybersecurity/IT, Board effectiveness, succession planning, and human capital management. **The Board has also periodically requested additional reports and materials to help stay informed and educated in areas pertinent to its oversight.**

Annual Three-Day Strategic Planning Meeting. The Board's annual three-day strategic planning meeting with management allows for an in-depth annual assessment and discussion of the (i) key risks and opportunities facing Valero; (ii) adequacy of Valero's strategy and practices in light thereof; and (iii) strategic priorities of Valero and the risks to the successful execution of its strategy. In addition to receiving and discussing reports from management in strategic planning sessions during such meeting, Valero invites, and the Board is able to interact with and ask questions of, third-party experts and Valero SMEs, who deliver reports on the risks and opportunities facing Valero over a variety of time frames, including those related to the future of energy, low-carbon projects and innovation, sustainability, liquid fuels, global geopolitics, and public policy.

Committee Reports. After a report is presented and discussed at the committee level, the chair of that committee then reports on key matters presented and discussed to the full Board, which often results in additional review and discussion thereof. Committee chairs also periodically deliver reports at meetings of the Sustainability and Public Policy Committee on topics relevant to such committee, and this is a standing meeting agenda item for the Sustainability and Public Policy Committee. **This helps facilitate the ability of the full Board and its committees to efficiently and effectively assess and coordinate Valero's risk identification, management, and oversight processes and strategies over a wide array of topics.**

Engagement, Education, and Skills and Experience. Valero's risk management and oversight is also informed and enhanced by (i) the continual feedback we receive from our stockholder and stakeholder engagements; (ii) our robust continuing director education efforts; (iii) the effective mix of knowledge, skills, and experience, and other attributes brought by our directors; and (iv) the other matters discussed throughout this "How Our Board is Structured, Governed, and Operates" section.

BOARD OVERSIGHT—HSE, PUBLIC POLICY, SUSTAINABILITY, AND CLIMATE

Integrated and Multidisciplinary Approach to Oversight. The challenges and opportunities presented by sustainability and climate-related matters are broad-ranging, complex, and interrelated, and can overlap across multiple areas of respective responsibility of our Board committees. In order to manage and oversee such matters, each of the Board's committees assists the full Board with oversight of certain sustainability and climate-related matters within its area of respective responsibility and expertise. Public policy, sustainability, and climate-related matters, including regulatory developments, are a particular focus of the Sustainability and Public Policy Committee, and such matters are routine topics at the committee's meetings.

Tailored Structure and Duties. The structure and composition of the Sustainability and Public Policy Committee was specifically tailored to enhance the Board's oversight of HSE, public policy, sustainability, and climate-related matters, and its committee charter codifies its oversight and responsibilities regarding such matters. The Sustainability Committee also receives and discusses, at least annually, reports on Valero's HSE efforts and political activities. To provide knowledge and insight from each of the Board's committees and independent Board leadership, and facilitate collaboration and coordination with the full Board and among its committees, the Sustainability and Public Policy Committee is comprised of four independent members, currently consisting of Ms. Majoras (as the committee's chair), the chairs of the Board's other committees, and our Lead Director (who is currently also a committee chair). All directors are also encouraged, but not required, to attend meetings of the Sustainability and Public Policy Committee. This structure allows the matters discussed at Sustainability and Public Policy Committee meetings to permeate all of the meetings and discussions of the Board and its committees and facilitates effective oversight thereof.

BOARD OVERSIGHT—CYBERSECURITY/IT AND AI

Cybersecurity/IT. At least once annually, the heads of our information services and internal audit teams provide a report to the Audit Committee on (i) cybersecurity and IT risks, as well as Valero's information security operations, structure, and framework; (ii) various cybersecurity and IT metrics; (iii) Valero's cybersecurity and information security management and improvement efforts; (iv) future projects; and (v) Valero's governance and assessments related to cybersecurity and IT. The chair of the Audit Committee reports to the Board a summary of the information presented by the heads of our information services and internal audit teams during their cybersecurity update. Periodically, the Board also receives reports on such matters directly. We also have a cybersecurity incident response plan that contains notification procedures to the Board.[4]

AI. In 2024, we established a company-wide cross-functional team to assess the risks and opportunities from conventional and generative AI and provided a formal report to the Board thereon. We continued these assessments in 2025 and again delivered a formal report to the Board thereon. We expect to continue these assessment efforts going forward. The Audit Committee also periodically discusses the use of data, technology, and AI by Valero and its independent auditor.[4]

In 2025, the risks and opportunities presented by conventional and generative AI, and Valero's assessments with respect thereto, was one of several key agenda items that was reviewed and discussed in depth with the Board at its annual three-day strategic planning meeting with management.

BOARD OVERSIGHT—COMPLIANCE, ETHICS, AND CORPORATE CONDUCT

Regular Board and Committee Updates and Reports. Generally, at most regularly scheduled meetings of the Audit Committee, Valero's Chief Compliance Officer (who reports directly to our General Counsel) provides an update on Valero's global compliance and ethics program, including updates with respect to Valero's compliance and ethics-related policies, initiatives, and trainings. The chair of the Audit Committee then provides a committee report to the full Board on the key matters presented and discussed during this compliance and ethics update. Under the Audit Committee's charter, the Chief Compliance Officer has the authority to communicate directly to the Audit Committee.[5]

Monitoring of Global Compliance and Ethics Program. The Audit Committee monitors Valero's global compliance and ethics program and its effectiveness in detecting and preventing violations of Valero's *Code of Business Conduct and Ethics* and other company policies, applicable law, and other misconduct. **Valero has processes in place to vet its business partners, including expanded compliance checks, third-party due diligence, and sanctions screening.**[5]

Anonymous Internal and External Ethics Helpline. The Audit Committee has also established procedures for the receipt, retention, and treatment of complaints regarding accounting and auditing matters, and other suspected or known unethical behavior or violations of Valero's company policies (such as its *Code of Business Conduct and Ethics*), including a method for anonymous submission through a third-party operated "Ethics Helpline" that is available in English, French, and Spanish. Valero provides employees, directors, business partners, and others in its supply chain access to this external helpline and strives to ensure that reports into the Ethics Helpline are followed up on and can be made anonymously and without fear of retaliation.[5]

[4] See our annual report on Form 10-K for the year ended December 31, 2025, for more information on cybersecurity/IT and AI. See also "How Our Board is Structured, Governed and Operates—Overview of Our Board Committees—Audit Committee" above for more information on the Audit Committee's activities related to cybersecurity/IT and AI in 2025.

[5] See "How Our Board is Structured, Governed and Operates—Overview of Our Board Committees—Audit Committee" above for more information on the Audit Committee's activities related to compliance, ethics, and corporate conduct in 2025.

ADDITIONAL HIGHLIGHTS—LOW-CARBON FUELS, CYBERSECURITY/IT, AND COMPLIANCE

Low-Carbon Projects, Investments, and Innovation

Low-Carbon Fuels Investments. As of December 31, 2025, we have invested $6.0 billion in our low-carbon fuels businesses.[6] In evaluating low-carbon projects, we have held them to the same minimum after-tax internal rate of return requirement as our refining projects. Our low-carbon fuels businesses have made us the leading producer of low-carbon transportation fuels.

Low-Carbon Projects. The following are examples of low-carbon projects that we are evaluating, developing, and/or advancing:[7]

- *Carbon Sequestration and Carbon Capture and Storage*. In 2025, we entered into a stand-alone agreement with respect to our ethanol plant in Linden, Indiana to capture, transport, and store carbon dioxide that results from the ethanol manufacturing process, and we continue to evaluate additional carbon sequestration and carbon capture and storage projects.
- *Fiber Cellulosic Ethanol*. In addition to starch ethanol, we use an enzymatic process to convert waste fibers into cellulosic ethanol, a second-generation fuel that offers a lower carbon intensity than traditional ethanol.
- *Sustainable Aviation Fuel (“SAF”)*.[8] Our large-scale SAF production project at our renewable diesel plant in Texas was successfully completed in the fourth quarter of 2024.
- *Renewable Naphtha*. We produce renewable naphtha, which can be used as a gasoline blendstock to produce renewable gasoline or as a feedstock for producing low-carbon petrochemicals that then can be used to produce renewable plastics.
- *Renewable Propane*. We produce renewable propane, which is a byproduct of the renewable diesel production process, and can be used in the production of low-carbon hydrogen, as a petrochemical feedstock, or as a low-carbon fuel.
- *Renewable Arctic Diesel*. We produce renewable arctic diesel, a niche grade product, for use in Arctic climates.

GHG Emissions Strategy

Achievement of 2025 GHG Target. In 2020, we established a 2025 target with respect to our global refinery Scope 1 and 2 GHG emissions reductions/displacements in line with our overall strategy and capital allocation framework. Beginning in 2021, and continuing through 2024, our performance share grants also included an “energy transition modifier” to tie long-term incentive (“LTI”) pay to our progress in advancing our low-carbon fuels strategy and growth. This feature helped catalyze our completion of several profitable growth projects from 2021-2024 that significantly increased our production of low-carbon fuels and enabled us to achieve our 2025 GHG emissions reductions/displacements target early.[9]

2035 GHG Target. We have disclosed our 2035 target with respect to our global refinery Scope 1 and 2 GHG emissions reductions/displacements, and we are on track to achieve this target.[9]

Use of Product GHG Emissions Intensity. We have disclosed the company-wide GHG emissions from the use of our products (“Use of Product GHG Emissions Intensity”) on an intensity basis (per barrel and per unit of energy) for years 2021-2024.[9]

Scope 1 Intensity Relative to Peers. We have disclosed our global refinery Scope 1 GHG emissions on an intensity basis (per barrel) for years 2019-2024, which demonstrates lower global refinery Scope 1 GHG emissions relative to peers.[9]

Independent Third-Party Assurance. Since 2021, we have engaged one or more independent third parties to evaluate, validate, and/or verify our GHG emissions disclosures, and we intend to continue this annually. In 2025, this included limited assurance on/of:

- our company-wide 2024 GHG emissions (Scope 1 and 2)[10], including refining, renewable diesel, and ethanol segments;
- our company-wide 2024 life cycle GHG emissions displacements from our renewable diesel, SAF, and ethanol production, as well as the blending of and credits from low-carbon fuels;
- our company-wide 2024 Use of Product GHG Emissions Intensity;[9]
- our 2024 global refinery Scope 1 Intensity (per barrel);[9] and
- the validation of our 2035 GHG emissions reductions/displacements target.

---

[6] Our investment in our low-carbon fuels businesses consists of $4.1 billion in capital investments to build our renewable diesel business (including neat SAF), and $1.9 billion to build our ethanol business. Capital investments in our renewable diesel business represent 100% of the capital investments made by Diamond Green Diesel Holdings LLC, a consolidated joint venture.

[7] See our annual report on Form 10-K for the year ended December 31, 2025, for more information on our low-carbon projects.

[8] Our renewable diesel joint venture produces synthetic paraffinic kerosene (“SPK”), a renewable blending component, using the Hydrotreated Esters and Fatty Acids (HEFA) process. SPK is also commonly referred to as “neat SAF.” Current aviation regulations allow SPK to be blended up to 50% with conventional jet fuel for use in an aircraft. This blend is commonly referred to as “blended SAF” or “SAF.”

[9] Pages 16-19 and 70-73 of our 2025 Report on Guiding Principles contain more information on our GHG emissions methodologies and disclosures, including for these targets, and our Use of Product GHG Emissions Intensity and global refinery Scope 1 intensity and peers.

[10] Location-based and market-based calculations.

Overview of Our Engagement Efforts

Overview of Recent Engagement. We understand the value in continually seeking, listening to, and acting upon the input of our stockholders and stakeholders. Therefore, we continually engage with our stockholders and stakeholders, both large and small. Leading up to our 2025 annual meeting of stockholders, and through the remainder of 2025 and into 2026, our robust engagement efforts on compensation, sustainability, and governance included:

- **offering dialogue to our 100 largest stockholders;***
- engaging with stockholders that collectively held approximately 48 percent of our Common Stock;* and
- holding at least 58 different meetings with stockholders and proxy advisory firms, several of which included participation from members of the Human Resources and Compensation Committee, including the committee's chair, and/or members of our senior management team.

* Measurements reflect our reasonable determinations based on available data and information.

See "2025 Say-on-Pay Engagement Efforts and Response" under "Compensation Discussion and Analysis" below for more details.

Stockholder Proposal. We received one stockholder proposal for the Annual Meeting (the "2026 ARO Proposal"), which requested that we disclose the estimated magnitude of our off-balance sheet asset retirement obligations ("AROs"). The 2026 ARO Proposal is substantively similar to a stockholder proposal we previously received in connection with our 2023 annual meeting of stockholders, which requested that we disclose the undiscounted expected value to settle obligations for AROs with indeterminate settlement dates (the "2023 ARO Proposal"). In each case, the requested ARO disclosures are incongruous with our accounting conclusions under GAAP, as well as those of our independent auditor, as reflected in our audited financial statements, and would be inappropriate and misleading. In 2023, we sent a no-action letter to the Staff of the Division of Corporation Finance of the SEC (the "SEC Staff") to describe these issues and ask that they agree with our analysis for excluding the 2023 ARO Proposal from our proxy statement, and the SEC Staff, which at the time was under the prior SEC administration, agreed and granted no-action relief. While we engaged with the proponent of the 2026 ARO Proposal several times and explained these points, the proponent ultimately refused to withdraw the 2026 ARO Proposal. As a result, we submitted a no-action letter to the SEC Staff to explain our rationale for excluding the 2026 ARO Proposal based on our reasonable belief that it is excludable under the applicable SEC rules and guidance, and based solely on our unqualified representation in this regard, the SEC Staff provided no-action relief. Each of these no-action letters are publicly available on the SEC's website.[11]

Cybersecurity, IT, and AI Highlights

Cybersecurity Training and Incident Response Exercises. Our employees are typically required to complete at least annual cybersecurity training. We also typically perform periodic tabletop exercises with a company-wide cross-functional team that are facilitated by a third-party expert and are intended to simulate a real-life security incident.

Cybersecurity Testing and Third-Party Expert Review/Audit. Typically, we conduct penetration testing as needed and annually conduct Payment Card Industry Data Security Standard testing and firewall reviews, and have periodically engaged a third-party expert to help therewith. Typically, we also periodically engage a third-party expert to conduct a review of our information security framework, which is designed to help identify existing and emerging risks, and mitigate against such risks.

AI. In 2024, we established a company-wide cross-functional team to assess the risks and opportunities from conventional and generative AI and provided a formal report to the Board thereon. We continued these assessments in 2025 and again delivered a formal report to the Board thereon. We expect to continue these assessment efforts going forward. The Audit Committee also periodically discusses the use of data, technology, and AI by Valero and its independent auditor.

Compliance, Business Conduct, and Ethics Highlights

Robust Compliance Training. We typically require all employees to periodically complete training on our *Code of Business Conduct and Ethics* and periodically require training on other compliance and corporate matters, including conduct and ethics, helpline reporting, and data privacy, among others. We track and monitor completion of such compliance training.

Promoting Business Ethics Awareness. We publish our *Code of Business Conduct and Ethics* and *Conduct Guidelines for Business Partners* on our website in multiple languages. Additionally, we typically hold an annual company-wide corporate compliance and ethics week to shine a spotlight on the importance of compliance, business conduct, and ethics.

[11] Our no-action letter with respect to the 2026 ARO Proposal and the SEC Staff's response can be accessed at: https://www.sec.gov/files/corpfin/no-action/14a-8/vipcvalero1226.pdf. Our no-action letter with respect to the 2023 ARO Proposal and the SEC Staff's response can be accessed at: https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/njcpfvalero032023-14a8.pdf.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

Our incentive compensation programs are designed to effectively balance risk and reward. When assessing risk, we consider both cash compensation payable under our annual incentive bonus plan/program as well as long-term incentives that are awarded under our equity compensation plan. We also consider the mix of award opportunities (i.e., short versus long term), performance targets and metrics, the target-setting process, and the administration and governance associated with our plans. We do not believe that our compensation policies and practices are reasonably likely to have an adverse effect on Valero. Features of our compensation programs (occasionally referred to collectively in this proxy statement as our “executive compensation program”) that we believe mitigate excessive risk-taking include:*

- the mix between fixed and variable, annual and long-term, and cash and equity compensation, which is designed to encourage strategies and actions that are in the long-term best interests of Valero and its stockholders;
- determination of incentive awards based on a variety of indicators of performance, thus diversifying the risk associated with a single indicator of performance;
- incorporation of relative total shareholder return (“TSR”) into our long-term incentive program, calibrating pay and performance relationships to companies that include those facing the same or similar market forces as Valero;
- multi-year vesting periods for equity incentive awards, which encourage focus on sustained growth and earnings;
- maximum payout ceilings under our annual bonus program and performance share awards;
- restricted stock awards that help contain volatility of incentive awards and further align executives’ interests with long-term stockholder value creation;
- our *Executive Compensation Clawback Policy*, which requires the return of bonuses and other incentive and equity compensation in certain restatement situations beyond those covered by minimum SEC and NYSE requirements;
- our *Stock Ownership and Retention Guidelines*, which support the alignment of our officers’ equity compensation with the long-term interests of stockholders and require more ownership for our CEO and President (as a percent of salary) than median practices among our peers, and more broadly, among S&P 500 companies;
- our policies that cover hedging and pledging by our officers and prohibit them from speculating in Valero Common Stock and from taking risky investment positions with respect thereto; and
- our other compensation governance practices discussed under “Compensation Discussion and Analysis—Adoption of Compensation Governance Best Practices” below.

* See “Compensation Discussion and Analysis” below for more information on many of the items noted in these bullets.

COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

Compensation Discussion and Analysis—Overview & Summary

Executive Compensation in Summary

This summary highlights certain information contained elsewhere in this proxy statement and does not contain all of the information you should consider. Please carefully read the entire proxy statement before voting. More information on our 2025 performance is included in our annual report on Form 10-K for the year ended December 31, 2025. The term "Committee" in this Compensation Discussion and Analysis refers to the Human Resources and Compensation Committee. Certain defined terms used in this Compensation Discussion and Analysis are defined elsewhere in this proxy statement. Our "NEOs" or "named executive officers" for 2025 are: (i) R. Lane Riggs, Chairman, CEO and President; (ii) Jason W. Fraser, Retired Executive Vice President ("EVP") and Chief Financial Officer ("CFO"); (iii) Gary K. Simmons, EVP and Chief Operating Officer ("COO"); (iv) Richard J. Walsh, EVP and General Counsel; and (v) Eric A. Fisher, Senior Vice President ("SVP") Product Supply, Trading and Wholesale. References in this Compensation Discussion and Analysis to "we believe" or "our belief" are consistent with the Committee's actions/views.

2025 COMPENSATION-RELATED PERFORMANCE HIGHLIGHTS

- **Earned the third highest adjusted EPS in company history** (as discussed and reconciled below).
- **Returned $4.0 billion in cash to stockholders.**
- Increased Valero's dividend to $1.13 per share in January 2025 (and again to $1.20 per share in January 2026).
- Achieved Valero's **highest-ever refinery mechanical availability, refining throughput, and ethanol production.**
- Achieved Valero's **second best-ever Tier 1 API Process Safety performance in the refining segment.**
- Achieved Valero's **best-ever company-wide environmental performance and second best-ever refinery environmental performance,** as measured through our Environmental Scorecards Incidents metric (on a weighted basis).

See "Annual Incentive Bonus" and "Long-Term Incentive Awards" under "Elements of Executive Compensation" below.

KEY CHANGES TO OUR 2025 EXECUTIVE COMPENSATION PROGRAM

Overview. In February 2025, the Committee **approved certain prospective changes to the performance share component of our LTI program that applied beginning with our 2025 performance share grants.** These changes, as well as the Committee's rationale and beliefs with respect thereto, are detailed below under this caption. The input we received from stockholders during engagement and our response are discussed in this section under "2025 Say-on-Pay Engagement Efforts and Response" below.

(1) EXPIRATION OF THE "ENERGY TRANSITION MODIFIER" OR "ETM."

- **Intent and Operation.** Our 2021-2024 performance share grants contained an ETM that tied LTI pay to our progress in advancing our low-carbon fuels strategy and growth consistent with our capital allocation framework and the achievement of our 2025 GHG emissions reductions/displacements target. The ETM could modify preliminary sub-total vesting results by up to 25 percent (positively or negatively) based on our annual achievement of targets for (i) GHG emissions reductions/displacements in line with our publicly disclosed targets; and (ii) capital deployed for economic low-carbon initiatives.

- **Developments Leading to Expiration of the ETM.**
  - *ETM's Purpose Was Fulfilled*. Our 2021-2024 performance share grants were made at times when we were seeking to maximize economic low-carbon fuels growth investments in order to solidify our leadership position in this space. **The ETM helped catalyze the significant investments we made during this period under our capital allocation framework to expand our renewable diesel production capacity and begin SAF production. These projects were completed prior to the end of 2024 and helped us to become the leading producer of low-carbon transportation fuels and achieve our 2025 GHG emissions reductions/displacements target early.** As a result, the key operational and strategic objectives of the ETM were fulfilled by the end of 2024 and it was not renewed.
  - *Adverse Conditions for Low-Carbon Fuels Investments*. Under our disciplined capital allocation framework, which has been a constant and key aspect of our strategy for over a decade, all growth capital projects (whether related to refining or low-carbon fuels) compete for capital and have been held to the same minimum after-tax internal rate of return requirement. **Recently, adverse conditions and uncertainties with respect to the expected returns on many low-carbon fuels growth investments have reduced the anticipated competitiveness thereof relative to certain refining or other growth investments and, in turn, weakened the strength of alignment between investment decisions in line with our overall strategy and capital allocation framework and those that would have been incentivized by the renewal of the ETM.**
  - *Summary*. The Committee allowed the ETM to expire after (i) its purpose was fulfilled and we achieved our 2025 GHG emissions reductions/displacements target early; and (ii) the landscape for low-carbon fuels growth projects changed.

(2) REMOVAL OF NEGATIVE TSR CAP.

- **Background on Adoption.** Our performance shares granted in 2023 and 2024 included a cap on overall payouts at target when our absolute TSR was negative over the performance period. Notably, however, in 2023 we also **(i) began targeting relative TSR performance above the peer median for performance share grants; and (ii) raised the value of Valero Common Stock our senior executives must own by 50 percent, each of which remain in place and support a strong alignment between the incentives of our executive compensation program and stockholder outcomes.**
- **Developments Leading to Removal.** Since originally adopting the negative TSR cap, the Committee has been able to observe the actual versus intended effects thereof across several years of performance share grants and in the context of the recent increased volatility to the already cyclical nature of our commodity-based industry. With this added context and feedback from ongoing engagements, the Committee determined that a negative TSR cap is inappropriate for our particular business and strategy and actually weakens the overall link between our pay and performance.
- **Context of Our Business and Strategy. Our strategy of being one of the industry's most reliable, efficient, and low-cost operators, while maintaining a strong balance sheet, depends on the continued focus by our NEOs on outperforming our peers during both the highs and lows of our volatile commodity-based industry.** Consistent with such long-term focus, we consider capital allocated to sustaining the operating capabilities and safety of our assets to be nondiscretionary under our capital allocation framework. The volatility of our industry exposes us to short-term stock price swings that can skew TSR measurements in ways that are not indicative of NEO performance and, with a negative TSR cap, can result in situations where achieving target TSR performance (i.e., above the median of the 12-member peer group discussed below) is rewarded the same as being the top-performer within the group. This can reduce the incentive to outperform peers in a down cycle and harm our ability to attract/retain talent, and is misaligned with our long-term strategy.

Focus on Relative TSR. The Committee concluded that looking solely to relative TSR performance within our performance shares is consistent with our strategy and business outcomes and promotes our NEOs' continued focus on achieving peer-leading stockholder returns not only in an above mid-cycle margin environment, but also when uncontrollable external events result in down or below mid-cycle margins and returns (rendering a cap related to absolute negative TSR performance less effective in properly incentivizing NEO performance). Consistent with stockholder feedback, the Committee believes that relative TSR performance represents stockholder endorsement, or lack thereof, of our strategy and results. Regarding the ETM's expiration, the Committee believes that relative TSR assesses our overall performance across not only our refining segment, but also our low-carbon fuels segments, and therefore incentivizes our NEOs' focus on driving stockholder returns through company-wide performance. **Based on feedback we received, our stockholders were supportive of our focus on relative TSR (without the negative TSR cap and without the ETM) and did not request any changes in this regard.** As a result, and with the increased volatility to the already cyclical nature of our commodity-based industry from ongoing economic, geopolitical, and regulatory disruptions, the Committee concluded that focusing solely on relative TSR performance targeted above the peer median, but without the negative TSR cap and without the ETM, is currently the most appropriate way to incentivize our NEOs in alignment with stockholder outcomes and drive peer-leading performance in line with our particular business and strategy.

2025 SAY-ON-PAY ENGAGEMENT EFFORTS AND RESPONSE

Overview. At our 2025 annual meeting of stockholders, our say-on-pay proposal (for 2024 executive compensation) received over 75 percent approval (74.78 percent when including abstentions). While this represents strong overall support, the Committee was disappointed by the outcome, as it was a deviation from the high-level of approval received in recent years (94.90 percent in 2024 and 94.16 percent in 2023 (each including abstentions)). **As discussed in further detail below, based on feedback received during our robust engagement efforts, the Committee believes that Valero's overall executive compensation program is well-supported by our stockholders and that the deviation in support for our 2025 say-on-pay proposal was primarily driven by the negative voting recommendation of one of the two leading U.S. proxy advisory firms.**

Engagement in 2025 and Into 2026. As noted above, we engage in stockholder, stakeholder, and proxy advisor outreach to solicit input on our executive compensation program, which has included senior leadership on our Board and/or members of our senior management team, as appropriate. Leading up to our 2025 annual meeting of stockholders, and through the remainder of 2025 and into 2026, our robust engagement efforts on compensation, sustainability, and governance included:

- **offering dialogue to our 100 largest stockholders;***
- engaging with stockholders that collectively held approximately 48 percent of our Common Stock;* and
- holding at least 58 different meetings with stockholders and proxy advisory firms, several of which included participation from members of the Committee, including the Committee's chair, and/or members of our senior management team.

* Measurements reflect our reasonable determinations based on available data and information.

Engagement on U.S. Proxy Advisory Firm's Negative Recommendation.

- *Efforts Leading Up To Recommendation.* As part of these efforts, members of our management team engaged with the proxy advisory firm referenced above that recommended against our 2025 say-on-pay proposal prior to the firm's issuance of its voting recommendation. The Committee itself also requested engagement with this proxy advisory firm prior to the issuance of its voting recommendation, but these efforts for additional engagement were declined. Ultimately, this proxy advisory firm recommended against our 2025 say-on-pay proposal just 15 days prior to our 2025 annual meeting of stockholders based primarily on the fact that it deemed the prospective removal of the negative TSR cap to be problematic, despite (i) the fact that such change did not impact our 2024 executive compensation (the subject of our 2025 say-on-pay proposal); and (ii) our decision to voluntarily file additional proxy solicitation materials with the SEC in order to provide more information with respect to such change (as well as the prospective expiration of the ETM) prior to such recommendation.
- *Efforts Following Recommendation.* Following this negative voting recommendation, the Committee and our management team focused their efforts on engaging with a wide range of stockholders in order to communicate the rationale for the Committee's decisions and to explain that (i) the referenced proxy advisory firm's own quantitative analysis indicated a low-level of concern with our pay for performance alignment; and (ii) the removal of the negative TSR cap and decision not to renew the ETM did not impact our 2024 executive compensation, which was the subject of our 2025 say-on-pay proposal.

What We Learned and Our Response. From these efforts, we learned that most of our institutional investors that have in-house compensation analysis teams were supportive of our executive compensation program, and that the stockholders who voted against our 2025 say-on-pay proposal consisted primarily of institutional investors who voted in line with such proxy advisory firm's negative voting recommendation without robust independent assessment or engagement with respect to our particular facts and circumstances in this context, or were strongly influenced by such recommendation. The proxy advisory firm that recommended against our 2025 say-on-pay proposal has significant influence over a portion of our institutional stockholder base that engages them and, in turn, our stockholder votes. This type of influence is concerning, especially when changes in the compensation program do not affect the compensation for the analysis year and were made as part of a strategy to (i) align management's incentives with stockholders' interests and returns; and (ii) attract, retain and reward management, not only during years when the entire industry is performing well, but also when management outperforms the industry when external events outside of its control result in a down cycle for the industry.

Based on the widespread support we heard during stockholder engagements, our overall strong 2025 say-on-pay results, and the increased volatility to the already cyclical nature of our commodity-based industry noted above, the Committee determined that, for our performance shares, focusing solely on relative TSR performance targeted above the peer median, but without the negative TSR cap and without the ETM, continues to be the most appropriate design for our particular business and strategy. Notably, the overwhelming majority of stockholders we engaged did not suggest that any changes made to our executive compensation program design were necessary to retain and, considering this input, the Committee made no changes with respect thereto for 2026 compensation. Ongoing stockholder, stakeholder, and proxy advisory firm engagement on such changes and/or our overall compensation program design will continue and be considered in future decisions.

Supplemental Compensation-Related Disclosures. While the Committee did not make any changes to our 2026 executive compensation program design as noted above, from engagement we learned that it might be helpful to more clearly convey the extent of the volatility of our particular industry. As such, the following graph (which ties to disclosures in our quarterly earnings releases) includes information with respect to the ongoing margin volatility we face from feedstock and product price fluctuations that are outside of our NEO's control. This uncontrollable volatility must be considered when setting and assessing our executive compensation, and helps demonstrate the advisability of the 2025 performance share design changes discussed above.

USGC Refining Product Margin (RVO Adjusted)*


Dollars Per Barrel ($)
30
25
20
15
10
5
0
30.27
14.64
30.87
24.47
24.61
14.12
11.89
12.41
16.69
14.79
21.05
23.86
10.03
12.98
14.70
(2.41)
8.13
7.95
6.28
1.86
3.58
8.99
7.78
4.10
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Three Month Period
ULS Diesel Less Brent Crude
CBOB Gasoline Less Brent Crude

* As used in the graph above, "USGC" refers to the U.S. Gulf Coast, "RVO" refers to the renewable volume obligation under the U.S. Renewable Fuel Standard program, "CBOB" gasoline refers to Conventional Blendstock for Oxygenate Blending gasoline, and "ULS" diesel refers to ultra-low-sulfur diesel. More details on these figures, as well as other market reference prices and differentials with respect to our Refining, Renewable Diesel, and Ethanol segments, can be found in the average market reference prices and differentials tables and the corresponding notes thereto within our earnings release for the corresponding quarterly period referenced above.

RECENT CHIEF FINANCIAL OFFICER TRANSITION

As part of our well-established succession planning process, effective January 1, 2026, the Board elected Homer S. Bhullar to the role of SVP and CFO. Mr. Bhullar previously served as Vice President-Investor Relations and Finance and succeeded Mr. Fraser as CFO following his decision to retire as EVP and CFO effective as of the close of business on December 31, 2025, and as an employee in early February 2026. Mr. Bhullar did not serve as CFO at any point in 2025 and, as such, is not an NEO for such year. However, as previously disclosed, in connection with Mr. Bhullar's promotion to SVP and CFO, his target total pay was increased to align more closely with peer-median CFO levels and to be positioned consistent with the internal pay parity among top Valero executives. Specifically, Mr. Bhullar's annual base salary was increased from $500,000 to $770,000, his annual bonus target percentage was increased from 75 percent to 85 percent of base salary, and his long-term incentive target percentage was increased from 220 percent to 350 percent of base salary, in each case effective as of January 1, 2026.

VALERO'S COMPENSATION PHILOSOPHY

- ☑ Tightly link company performance and executive pay
- ☑ Balance compensation over the short and long term
- ☑ Align the interests of executives and stockholders
- ☑ Facilitate retention of top executive talent
- ☑ Manage risk and adopt best practices in executive pay
- ☑ Reward HSE performance and advance other strategic goals through executive incentives

ELEMENTS OF EXECUTIVE COMPENSATION—SUMMARY

The primary elements of our 2025 executive compensation program, are summarized in the table below. We use the term "Target Total Pay" in this Compensation Discussion and Analysis to refer to the sum of an executive's base salary, targeted annual incentive bonus, and the target values of long-term incentive awards. The variable elements of our 2025 executive compensation program are summarized in further detail under "Executive Compensation Design Elements—Variable Pay" below.

Element*	Form	Key Characteristics
Base Salary	Cash	• Takes into consideration scope and complexity of the role, peer market data, experience of the incumbent, and individual performance and circumstances • Aligned with competitive practices in order to support recruitment and retention of top talent
Annual Incentive Bonus Program	Performance-Based Cash	• Variable component of annual pay focused on achievement of short-term annual financial, operational, and strategic objectives that are critical drivers for safe, reliable, and efficient operations, returns to stockholders, the disciplined use of capital, and other strategic goals • Range of payout: 0-200 percent of target, with **payouts capped at 200 percent regardless of outperformance vs. goals**
Long-Term Incentive Program	Performance Shares (50%)	• Earned based on relative TSR against the twelve-member Performance Peer Group discussed below across a three-year period • Range of payout: 0-200 percent of target, with **payouts capped at 200 percent regardless of outperformance vs. Performance Peer Group** • **Targets above peer-median relative TSR performance**
	Restricted Stock (50%)	• Value delivered is driven by absolute performance of Valero Common Stock and returns to stockholders through dividends • Aids in the retention of critical talent (as it is an important feature in competitive pay packages among peers) • Vests 1/3 per year over three years

Fixed Variable

* Each of these elements and the key characteristics with respect thereto are discussed in further detail under "Elements of Executive Compensation" below. See also "Key Adjustments and Changes to Our 2025 Executive Compensation Program" and "2025 Say-on-Pay Engagement Efforts and Response" under "Executive Compensation in Summary" above.

PAY FOR PERFORMANCE ALIGNMENT RELATIVE TO PEERS

Valero's executive pay program is designed to reward executives for superior company performance. The program design emphasizes variable incentive pay (delivered through annual and long-term incentives) such that an executive's pay ultimately realized is significantly dependent upon the achievement of both absolute and relative performance measures.

The table below shows relative performance and pay versus companies within our Compensation Comparator Peer Group over the three-year period ending in 2024 (results through 2025 cannot be determined until 2025 executive pay for all comparator companies is disclosed in 2026 proxy statements). We assess this relative performance and pay by (i) comparing our TSR relative to our peers; and (ii) by comparing "realizable" pay for our executives relative to "realizable" pay for the executives of our peers (for measuring relative pay) as set forth below. Because relative performance and pay versus peer companies is measured over the three-year period ending in 2024, the "realizable" pay within both the CEO comparison and the Top-5 Executives comparison includes pay levels for Joseph W. Gorder as our CEO in 2022, and for Mr. Riggs as our CEO in 2023 and 2024, and the Top-5 Executives comparison includes pay levels for Mr. Gorder as Executive Chairman for 2023. The Committee also reviews additional third-party pay and performance alignment analyses to assess the pay and performance relationship and to ensure our executive compensation program is producing the desired pay and performance alignment outcomes.

After assessing the following and other relevant data with the Committee's independent compensation consultant, we believe our performance aligned at a higher percentile relative to the peers below than did our executive compensation relative to the peers, demonstrating alignment between our executive compensation program design outcomes and stockholder interests.

		Valero's Percentile Ranking vs. Peers[1]	
Timeframe	**Role**	**Relative TSR Performance vs. Peers**	**Relative Pay[2] vs. Peers**
3 Years (ending in 2024)	CEO	86th percentile	64th percentile
	Top-5 Executives[3] (including CEO)	86th percentile	64th percentile

Footnotes:

(1) Reflects the 2025 Compensation Comparator Peer Group of 14 peers as described under "Administration of Executive Compensation Program—Peer Group and Benchmarking Data" below.

(2) Represents "realizable" pay as reported in company annual proxy statements and includes: salaries, annual bonuses earned, long-term incentive awards that have vested or been exercised, the increase/decrease in value of long-term incentive awards that were still outstanding as of December 31, 2024, and one-off payments like severance to outgoing executives and sign-on awards for incoming executives.

(3) Pay comparisons are drawn against the "Top-5" group of executives at Valero and the peers, inclusive of the CEO, the CFO, and the three highest-paid other named executive officers as disclosed in the respective proxy statements for each year within the three-year measurement period. The calculations are conducted on the cumulative pay of each company's five most highly compensated named executive officers. In cases in which a company included more than five named executive officers in their pay disclosures, only the five most highly paid executives were included in order to maintain consistency across all companies.

The following graph illustrates the CEO three-year relationship between relative pay and relative performance versus the peers through 2024 (referenced in footnote (1) above) and shows that Valero's performance versus the peers aligned at a higher percentile than did Valero's CEO pay versus that of the peers' CEOs during this time period:


CEO - 3-Year Cumulative Real Compensation Percentile vs.
Cumulative Total Shareholder Return Percentile
(1/1/22–12/31/24)
Real Compensation Percentile
Total Shareholder Return Percentile
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Compensation Delivery Exceeds Shareholder Returns
Pay for Performance Aligned
Shareholder Returns Exceed Compensation Delivery
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Valero Energy Corporation

Three-year pay history reflects Mr. Gorder's cumulative "realizable" pay during this period as our CEO in 2022 plus Mr. Riggs' "realizable" pay as CEO for 2023 and 2024.

The following graph illustrates the top-5 NEOs' three-year relationship between relative pay and relative performance versus the peers through 2024 (referenced in footnote (1) above) and also shows that Valero's performance versus the peers aligned at a higher percentile than did Valero's top-5 NEOs' pay versus that of the peers' top-5 NEOs during this time period:


Top 5 NEOs - 3-Year Cumulative Real Compensation Percentile vs. Cumulative Total Shareholder Return Percentile (1/1/22–12/31/24)
Real Compensation Percentile
Total Shareholder Return Percentile
Compensation Delivery Exceeds Shareholder Returns
Pay for Performance Aligned
Shareholder Returns Exceed Compensation Delivery
Valero Energy Corporation
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Three-year pay history reflects the cumulative pay of top-5 NEOs' (including Mr. Gorder as Executive Chairman in 2023) "realizable" pay during this period.

EXECUTIVE COMPENSATION DESIGN ELEMENTS—VARIABLE PAY

Annual Incentive Bonus Program*

Component	Metric(s)	Weight	Outcome Range
Financial	Adjusted EPS**	40%	0% - 200%
Operational	a) Health, Safety, and Environment (HSE) b) Mechanical Availability c) Refining Cash Operating Expense Management	40%	0% - 200%
Strategic	Array of Initiatives, including financial, operational, and other strategic goals	20%	0% - 200%
	COMBINED:	**100%**	**0% - 200%**

* Our annual incentive bonus plan and matters related thereto are often referred to herein as our annual incentive bonus program.

** This metric reflects EPS attributable to Valero stockholders, assuming dilution, as adjusted to exclude certain special items, and is discussed in further detail and reconciled under "Elements of Executive Compensation—Annual Incentive Bonus" below.

Target Pay Mix - CEO


Variable Pay
10%
16%
74%
Salary
Annual Incentive Bonus
Long-term Incentives

2025 Long-Term Incentive Program

50% Performance Shares*	50% Restricted Stock
• Performance outcomes determined by Valero's relative TSR vs. Performance Peer Group (discussed below) • Range of payout: 0-200 percent of target, with **payouts capped at 200 percent regardless of outperformance vs. Performance Peer Group** • 3-yr ratable vesting, with no re-testing • **Targets above peer-median relative TSR performance**	• Value ultimately realized increases/decreases with Valero Common Stock price movement and dividends paid • 3-yr ratable vesting

90 percent of CEO Target Total Pay for 2025 is at risk (variable)

* See "Elements of Executive Compensation—Long-Term Incentive Awards—Performance Shares" below.

Compensation Discussion and Analysis—Detail

Adoption of Compensation Governance Best Practices

Our executive compensation program includes many features that are recognized as best practices, including those set forth below.

PAY FOR PERFORMANCE

- Incentive compensation (annual incentive bonus and long-term incentives) represents the majority (ranging from 80 percent to 90 percent) of the 2025 Target Total Pay of our named executive officers.
- We target 50 percent of the LTI face value and share count granted to our NEOs to be awarded in the form of performance shares tied to our relative TSR performance.

STOCKHOLDER ALIGNMENT

- We use **multiple performance metrics** to motivate achievements that complement one another and that contribute to the long-term creation of stockholder value.
- Our officers and directors are subject to **rigorous *Stock Ownership and Retention Guidelines*,** as discussed under "Compensation-Related Policies" below, **which require (i) more ownership for our CEO and President (as a percent of salary) than the median practices among our peers, and more broadly, among S&P 500 companies; and (ii) pre-approval from the Committee (for our CEO) and our CEO (for other officers) for sales exceeding 20 percent of the officer's holdings of Valero Common Stock, which promotes our NEOs' ongoing retention of Valero Common Stock following vesting beyond that of the minimum ownership requirements.**
- **We engage in stockholder, stakeholder, and proxy advisor outreach** to solicit input on our executive compensation program, which has included senior leadership on our Board and/or members of our senior management team.
- 100 percent of our long-term incentive opportunity is denominated in shares of Valero Common Stock.
- Earned values under the performance share component of our LTI program are tied not only to increases to Valero's stock price, but also to the extent to which Valero's TSR surpasses our peers' (as described above) respective TSR.

PROGRAM DESIGN

- Incentives are balanced between absolute performance goals (rewarding the achievement of pre-established goals) and relative measures (namely, relative TSR, which links incentives under performance shares to surpassing the TSR performance of our peers, as described above).
- We have **maximum payout ceilings at 200 percent of target for both our annual incentive bonus program and our performance shares.**
- **Achievement of target performance for the relative TSR performance component of our performance shares requires performance above the peer-median TSR.**
- Our executive pay program includes design features that mitigate against the risk of inappropriate behaviors.
- Our executive pay design aligns overall with practices among Valero's peers and in comparable industries.

PAY BENCHMARKING

- Our revenues and market capitalization are within a reasonable range of the median revenues and market capitalization of the peer group of companies against which we benchmark our executives' pay, as discussed further under the caption "Peer Group and Benchmarking Data" below, reflecting that we make pay comparisons in a size-appropriate fashion.
- **We benchmark against the median pay levels** of the Compensation Comparator Peer Group (as described below) for each of base pay, annual incentive bonus, long-term incentives, and Target Total Pay.

AVOID PROBLEMATIC PAY PRACTICES

- **We have eliminated all change of control gross-ups** for potential parachute excise taxes and maintain a policy against the implementation of change of control arrangements that contain gross-ups.
- **We have a policy (i) stipulating that grants of performance shares contain "double trigger" terms and conditions for vesting in a change of control context such that performance shares will not automatically vest upon a change of control of Valero;** and (ii) that states that the Committee may provide in the award agreement that if a participant's employment with Valero is terminated following a change of control, any unvested performance shares will vest on a partial, pro-rata basis (depending on length of service during the performance period) upon such termination (rather than vesting automatically in full upon the change of control), with such qualifications for an award as the Committee may determine.
- Our long-term incentive program mandates that any **stock options cannot be re-priced** without stockholder approval.
- Our named executive officers and directors are prohibited from pledging shares of our Common Stock as collateral or security for indebtedness, and may not purchase, sell, or write calls, puts, or other options or derivative instruments, including those that are designed to hedge or offset any decrease in the market value of our Common Stock.
- **Our *Executive Compensation Clawback Policy*** requires the return of bonuses and other incentive and equity compensation in certain restatement situations **beyond those covered by minimum SEC and NYSE requirements.**

See "Compensation-Related Policies" below and "Risk Assessment of Compensation Programs" above for additional information.

OTHER STRONG GOVERNANCE FEATURES

- The Committee is composed entirely of directors who meet the applicable independence standards of the SEC and NYSE.
- The Committee retains the services of an independent executive compensation consultant that provides services directly to the Committee.
- **We conduct an annual say-on-pay vote as recommended by our stockholders.**
- We have a declassified Board and all of our continuing directors stand for re-election each year.
- **Our Board has approved a limit on the annual amount of equity compensation that may be paid to non-employee directors.**
- We currently have nine independent directors who serve on four fully independent committees.
- We have an independent Lead Director.
- **Our bylaws grant proxy access to our stockholders.**
- Our bylaws permit stockholders to call special meetings of stockholders.

Administration of Executive Compensation Program

Our executive compensation program is administered by the Committee, which is composed of three independent directors. Policies adopted and/or overseen by the Committee are implemented by our compensation and benefits staff. In 2025, the Committee continued to retain Exequity LLP ("Exequity") as an independent compensation consultant for executive and director compensation matters. The nature and scope of the consultant's services are described under "Compensation Consultant Disclosures" below.

PEER GROUP AND BENCHMARKING DATA

The Human Resources and Compensation Committee uses peer group compensation data to assess benchmarks of base salary, annual incentive compensation, and long-term incentive compensation. The Committee uses the Compensation Comparator Peer Group (as described below) to benchmark compensation for our named executive officers. This reference is sometimes referred to in this proxy statement as "compensation survey data" or "competitive survey data."

Our compensation and benefits staff, under supervision of the Committee, develops initial recommendations for base salary, bonuses, and other compensation arrangements using the compensation survey data with assistance from Exequity. Our use of the data is consistent with our philosophy of providing executive compensation and benefits that are competitive with companies that we compete with for executive talent. In addition, the compensation survey data and analyses assist the Committee in assessing our pay levels and targets relative to companies in the Compensation Comparator Peer Group. See also "Elements of Executive Compensation—Benchmarking Competitive Pay Levels" below.

Compensation Comparator Peer Group

The Compensation Comparator Peer Group (applicable to 2025 salary, long-term incentive, and annual incentive bonus decisions) is **composed of companies that either engage in U.S. domestic oil and gas operations or are large, complex companies from comparable industries that are representative of the scale and complexity of Valero's operations.** The Compensation Comparator Peer Group is relevant to our business because we compete with the member companies for talent at every level from entry-level employees to senior executives. **We believe that our pay comparisons are size-appropriate because the median revenues and market capitalization of the peer group are within a reasonable range of our revenues and market capitalization** for the period covered in the competitive survey data (as discussed further below). Our understanding of this group's compensation programs/levels is vitally important in order to remain competitive in the market for employee and executive talent.

Compensation Comparator Peer Group	
Chevron Corporation	*HF Sinclair Corporation**
*ConocoPhillips**	*Lockheed Martin Corporation*
Dow Inc.	*LyondellBasell Industries N.V.**
*EOG Resources, Inc.**	*Marathon Petroleum Corporation**
Exxon Mobil Corporation	*Occidental Petroleum Corporation**
General Motors Company	*Phillips 66**
Halliburton Company	*RTX Corporation*

* Also a member of the Performance Peer Group as described below.

Given Valero's size and complexity, our employees at all levels would be qualified candidates for similar jobs at any of the companies included in this group. The Compensation Comparator Peer Group was approved by the Committee in October 2024 when executive pay levels were initially considered and established according to the annual pay review process and was also utilized in establishing 2025 LTI targets and awards, as discussed in further detail under "Process and Timing of Compensation Decisions" below under this caption and "Elements of Executive Compensation—Long-Term Incentive Awards" below.

The Committee established the group after considering: (i) direct competitor companies with whom Valero would either seek out executive talent or must defend our own (includes independent refining and marketing and integrated oil and gas companies with large-scale refining operations, with some consideration for oil and gas exploration and production companies and oil field services companies if similar in scale and complexity); (ii) similarly complex organizations in comparable industries within an appropriate and comparable size based on revenues and market capitalization (generally within the range of 50% to 250% of Valero's); and (iii) companies generally employing typical U.S.-based approaches to executive pay and within a reasonable geographic proximity. In establishing the Compensation Comparator Peer Group, the Committee looked to position Valero within a reasonable range of the peer group median revenues and market capitalization.

Performance Peer Group

We use a different peer group for purposes of determining the relative performance of Valero's TSR. We use this relative TSR metric in the performance share component of our LTI program. The 2025 Performance Peer Group was selected based on the members' engagement in U.S. domestic refining and marketing operations or comparable industries. In addition, we confirm the correlation of these companies' stock price over time with Valero's in order to ensure that we are making TSR comparisons against companies whose stock price can generally be expected to perform in consistent ways in relation to Valero's. This testing helps confirm that Valero's outperformance versus peers is attributable to the stewardship of our executives, as opposed to extraneous market conditions.

Our use of different peer groups for compensation and performance is based on the Committee's belief that when measuring business performance, companies with a similar business model (or with similar operations within such business model) should be included. But the Committee also recognizes that **comparing the performance of Valero's operations with those of upstream and integrated oil and gas companies, and similarly complex organizations in comparable industries, can result in anomalies due to the mismatch in how similar industry-specific events can impact companies with these varying business models. Broader events arising from legal, regulatory, and political uncertainties, as well as global geopolitical and other conflicts and tensions, also affect companies differently, adding to the difficulty in formulating a peer group without anomalies in results. In addition, there are relatively few companies in our business against which clear comparisons can be drawn, rendering a peer group composition more challenging than in most industries.**

In February 2025, the Committee approved/established a peer group for TSR measurement applicable to performance share grants with performance periods ending in 2025 as set forth below. Included in the peer group is the Energy Select Sector SPDR Fund (XLE) index, which serves as a proxy for stock price performance of the energy sector and includes companies with which we compete for capital. The change in the XLE index price across the designated performance periods is measured as TSR. Valero is included in this peer group when results are calculated.

In addition to Valero, such peer group for each of the 2025, 2024, and 2023 performance share awards is composed of the following ten companies and the XLE index, which helps incentivize our NEOs' focus on outperforming our peers throughout the highs and the lows of our industry.

Performance Peer Group (for Relative TSR Comparison)	
*ConocoPhillips**	*Marathon Petroleum Corporation**
CVR Energy, Inc.	*Occidental Petroleum Corporation**
Delek US Holdings, Inc.	*PBF Energy Inc.*
*EOG Resources, Inc.**	*Phillips 66**
*HF Sinclair Corporation**	*Energy Select Sector SPDR Fund (XLE)*
*LyondellBasell Industries N.V.**	

* Also a member of the Compensation Comparator Peer Group as described previously.

PROCESS AND TIMING OF COMPENSATION DECISIONS

The Committee reviews and approves all compensation targets for the NEOs each year in conjunction with Valero's annual strategic planning meeting (October or November) and reviews and determines annual incentive compensation payouts (annual incentive bonus and LTI awards) in the first quarter after the conclusion of previously approved performance periods. Our CEO evaluates the performance of the other NEOs and develops individual recommendations based upon the competitive survey data. Our CEO and the Committee may make adjustments to the recommended compensation based upon an assessment of an individual's performance and contributions, or for retention or other reasons. The compensation for our CEO is reviewed by the Committee and recommended to the Board's independent directors for approval. This assessment is based on the competitive survey data and, as applicable, other factors described in this Compensation Discussion and Analysis, and adjustments may be made based upon the independent directors' evaluation of our CEO's performance and contributions, as well as individual circumstances.

The total compensation opportunity offered to each NEO is reviewed at least once annually. The Committee assesses the target levels of annual incentive bonus and LTI compensation for the current year, and new salary rates to become effective the next fiscal year, each based upon its review of the competitive survey data (and, as applicable, other factors described in this Compensation Discussion and Analysis), and recommendations from Valero's CEO for other NEOs. The Committee may, however, review or change such compensation opportunities and levels or grant LTI awards at other times during the year because of new appointments or promotions, or for retention or other strategic reasons.

The Committee does not time the grants of LTI awards around Valero's release of new material information or time the release of new material information for purposes of affecting the value of executive compensation. Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025.

Elements of Executive Compensation

We believe that (i) variable pay (i.e., annual incentive bonus and long-term equity-based incentives that do not become a permanent part of base salary)—when delivered through appropriate incentives—is ultimately the best way to drive total compensation among our NEOs; and (ii) a significant portion of our NEOs' compensation should be incentive-based and determined by both company and individual performance. Our executive compensation program is designed to accomplish the following long-term objectives:

- **to provide compensation incentives and payouts that are tied to the performance of internal and external metrics both on a relative and absolute basis and that are tied to our particular business and strategy;**
- **to align executives' pay opportunities with stockholder value creation, by incentivizing the continued focus on outperforming peers during both the highs and lows of a volatile commodity-based industry like ours;** and
- to attract and retain the best executive talent in our industry.

We believe that superior performance is motivated when an executive's achievement of his or her full compensation opportunities is contingent on achieving performance results that exceed pre-established goals and/or outperforming peers.

Our annual incentive bonus program rewards are tied to:

- maintaining safe, reliable, and efficient operations;
- maximizing earnings and returns to stockholders;
- achievement of HSE goals; and
- attainment of other key financial, operational, and strategic performance measures.

We believe that incentives that drive stockholder value should also drive named executive officer pay. Our long-term equity incentive awards are designed to tie executives' financial reward opportunities with increased stockholder value creation, including through stock price performance (both absolute and relative to the peer group) and the payment of dividends. The LTI awards in our executive compensation program include performance shares and restricted stock. Performance share grants do not assure a payout to the NEO unless and until stockholder value is created through company performance as noted above. We also believe that NEOs should hold a significant equity stake in the company to further motivate the creation of stockholder value, and that retention of our industry-leading group of top executives is critical to our ongoing success, which is why we include awards of restricted stock in our long-term incentive program coupled with rigorous *Stock Ownership and Retention Guidelines*, as discussed under "Compensation-Related Policies" below.

Base salary is designed to provide a fixed level of competitive pay that reflects the NEO's primary duties and responsibilities, and to provide a base upon which incentive opportunities and certain other benefit levels are established. As discussed below, we also provide certain health, welfare, retirement, and other benefits generally in line with peer practices or market competitive conditions.

BENCHMARKING COMPETITIVE PAY LEVELS

The Committee **benchmarks base salaries for our named executive officers against the 50th percentile (median)** of compensation survey data, and may make decisions to pay above or below this level based on individual circumstances (including performance of the executive, internal parity, retention, and management succession planning). We also **benchmark annual bonus targets (expressed as a percentage of base salary), long-term incentive targets (expressed as a percentage of base salary), and Target Total Pay for each executive position by reference to the 50th percentile (median) benchmark** of the Compensation Comparator Peer Group, and may make decisions to award above or below these targets based on individual circumstances (including performance of the executive, internal parity, retention, and management succession planning).

ROLE OF INDIVIDUAL PERFORMANCE AND PERSONAL OBJECTIVES

The Committee evaluates the individual performance of, and performance objectives for, our NEOs. Performance and compensation for our CEO are reviewed and approved by the Board's independent directors with recommendation from the Committee. For NEOs other than our CEO, individual performance and compensation are evaluated by the Committee with recommendations from our CEO. Individual performance and objectives are specific to each NEO position.

RELATIVE SIZE OF MAJOR COMPENSATION ELEMENTS

An NEO's Target Total Pay is structured so that realizing the targeted amount is highly contingent on Valero's performance due to the NEO's level of at-risk pay. The following graph summarizes the relative Target Total Pay mix of 2025 base salary and target incentive compensation for our NEOs.

2025 Target Total Pay Mix*


Mr. Riggs
10%
16%
74%
Mr. Fraser
15%
15%
69%
Mr. Simmons
14%
15%
70%
Mr. Walsh
18%
18%
64%
Mr. Fisher
21%
18%
62%
Base Salary
Annual Incentive Bonus
Long-Term Incentives

* Numbers may not foot to 100 percent due solely to rounding.

When setting executive compensation, the Committee considers the amount and form of compensation payable to an executive and seeks to achieve an appropriate balance between cash rewards for the achievement of company and personal objectives and LTI awards that align the long-term interests of our NEOs and our stockholders. The size of each element is based on the assessment of competitive survey data and market practices, as well as company and individual performance. The Committee analyzes Target Total Pay from a market competitive perspective, and then evaluates each component relative to its market reference. The Committee believes that making a significant portion of our NEOs' incentive compensation contingent on long-term stock price performance and other stockholder returns more closely aligns our NEOs' interests with those of our stockholders.

Given that we place a large amount of Target Total Pay at risk in the form of variable pay (annual incentive bonus and long-term incentives), the Committee generally does not adjust current compensation based on realized gains or losses from prior incentive awards or current stock holdings. For example, the Committee does not change the size of a target LTI grant in a particular year solely because of Valero's stock price performance over the preceding years.

The Committee recognizes that the refining and marketing industry is volatile and subject to factors beyond our NEOs' control, and therefore strives to maintain a measure of predictability consistent with a substantial reliance on variable compensation structures in furtherance of a fundamental pay for performance philosophy. See "Supplemental Compensation-Related Disclosures" under "Executive Compensation in Summary—2025 Say-on-Pay Engagement Efforts and Response" above for more details on the extent and impact of such volatility.

BASE SALARIES

Base salaries for our NEOs are approved by the Committee after taking into consideration median practices for comparable roles among the Compensation Comparator Peer Group companies (and, as applicable, other factors described in this Compensation Discussion and Analysis). The Committee also considers the recommendations of our CEO for NEOs other than our CEO. The base salary and all other compensation of our CEO are reviewed and approved by the independent directors of the Board with recommendation from the Committee.

Base salaries are reviewed annually and may be adjusted to reflect promotions, the assignment of additional responsibilities, individual performance or circumstances, Valero's performance, or other strategic reasons. Salary changes resulting from the annual review are typically made effective on January 1. Salaries are also periodically adjusted to remain competitive with companies within the compensation survey data and to reflect changes in the NEO's responsibilities. For 2025, base salaries were increased by 4.2 percent for our CEO and in a range of 3.3 percent to 6.2 percent for the remaining NEOs, each versus the prior year.

ANNUAL INCENTIVE BONUS

The Committee believes that the achievement of short-term financial, operational, and strategic performance objectives is critical to creating long-term stockholder value. The annual incentive bonus is designed to incentivize the achievement of peer-leading results as reflected through business-critical financial, operational, and strategic performance measures.

We continue as one of the premier operators in our competitive and volatile industry through disciplined execution of our strategic plan and daily focus on operational excellence. The annual incentive bonus design guides and incentivizes this focus with particular emphasis on (i) ensuring the safety of our employees, contractors, and communities; and (ii) striving to operate our facilities reliably and at the lowest cost, which facilitate our ability to maximize earnings and profitability across all margin environments.

The Committee considers the following to determine annual incentive bonuses for each executive:

- the individual's position and responsibilities, which are used (along with the competitive survey data and other factors described in this Compensation Discussion and Analysis) to help determine a targeted percentage of base salary that may be awarded as an incentive bonus;
- pre-established performance objectives that include a quantitative financial performance goal ("Financial Performance Goal"), quantitative operational performance goals ("Operational Performance Goals"), and qualitative objectives related to Valero's long-term strategy ("Strategic Execution Goals") for the performance year, which are categorized under specific strategic areas including stockholder returns, disciplined capital use, operational excellence, and other strategic objectives; and
- a qualitative evaluation of the individual's performance.

As a result, the amount of the bonus ultimately paid to a named executive officer takes into consideration the Committee's assessment of Valero's and each executive's performance in relation to the pre-established performance goals, including overall company performance and stockholder outcomes, as more fully described below.

Financial Performance Goal

Weighted at 40 percent of the annual incentive bonus program, the Financial Performance Goal considered for our annual incentive bonus is EPS attributable to Valero stockholders – assuming dilution, adjusted for special items that are non-recurring and/or not indicative of our core performance. These adjustments have been consistently applied in recent years.

The Committee establishes minimum, target, and maximum levels for such adjusted EPS performance in the first quarter of the performance year based on Valero's budget approved by the Board and our assessment of anticipated market conditions for the full year based on the information available at such time. However, the volatile nature of our commodity-based industry can result in significant swings in short-term product margins and our earnings that are beyond our control and must be taken into consideration when setting minimum, target, and maximum levels for the present year compared to such levels and actual performance for the prior year. The Committee believes that this measure appropriately reflects our business planning process and corporate philosophy regarding financial performance measurement. See "Supplemental Compensation-Related Disclosures" under "Executive Compensation in Summary—2025 Say-on-Pay Engagement Efforts and Response" above for more information.

Valero's adjusted EPS performance in 2025 was $10.61 per share (versus a target of $6.83 per share), resulting in a 200 percent performance score for the Financial Performance Goal component (and an overall performance outcome of 80 percent versus an overall target of 40 percent for this component).

The following table describes the adjustments to Valero's 2025 EPS for purposes of the 2025 Financial Performance Goal:

EPS attributable to Valero stockholders – assuming dilution	**$7.57**
Exclude:	
Asset impairment loss related to U.S. West Coast assets	$2.83
Employee retention and separation costs related to facility idling/closure	$0.12
Last-in, first-out ("LIFO") liquidation adjustment related to U.S. West Coast region	$0.09
Adjusted EPS for Financial Performance Goal	**$10.61**

The adjusted EPS target of $6.83 was established in the first quarter of 2025 **based on Valero's budget approved by the Board and our assessment of anticipated market conditions for the full year based on the information available at such time. Valero's $10.61 adjusted EPS performance achieved in 2025 reflects very strong earnings results in a volatile geopolitical and margin environment.**

Operational Performance Goals

Operating safely and reliably is one of Valero's highest priorities and is critically important to maximizing profitability as well as protecting our employees, contractors, and communities. Maintaining our position as one of the industry's lowest-cost providers of essential liquid fuels supports our objective of delivering distinctive financial results and peer-leading returns to stockholders across all margin environments.

With a combined weighting of 40 percent of our annual incentive bonus program, the Operational Performance Goals considered for our annual incentive bonus, as established and approved by the Committee in the first quarter of the performance year, are measured against the following equally weighted sub-components:

- *Health, Safety, and Environment –* Measures Valero's achievements in the areas of health, safety, and environmental stewardship through an array of metrics, including environmental scorecard incidents (including reportable spills), process safety incidents, and progress against certain inspection and audit tasks;
- *Mechanical Availability –* Measures Valero's achievements in improving refining competitiveness by successfully executing refinery maintenance and by reducing unplanned outages and environmental events through improved mechanical availability within our refineries; and
- *Refining Cash Operating Expense Management –* Measures Valero's achievements in managing refinery operating costs, with a performance scale which generally reflects industry-wide performance comparisons.

These Operational Performance Goals are set at levels deemed to be challenging to achieve and reflective of industry-competitive performance, yet are reasonably attainable with strong performance. The Committee believes that these measures appropriately reflect our core business and strategic objectives as noted above. After completion of the fiscal year, each of the Operational Performance Goals is measured against Valero's actual performance in these areas and the minimum, target, and maximum levels established by the Committee in the first quarter of the performance year. The three sub-components are described in further detail below.

Health, Safety, and Environment – HSE

Weighted at 13.33 percent of the annual incentive bonus program, the Health, Safety, and Environment sub-component is comprised of seven unique and separately-weighted metrics as shown in the following table:

Metric	Description	Performance Indicator Type
Vessel/PSV Inspections	Number of past-due vessel and pressure safety valve ("PSV") inspections	Leading
PHA Action Items > 2 Years (Non-Turnaround for Refining)	Number of corrective refining or logistics Process Hazard Analysis ("PHA") action items identified through regulatory safety procedures reviews that are greater than two years old and are not yet completed	Leading
HSE Audit Past-due Items	Number of past-due items identified through comprehensive internal audits to ensure compliance with regulations, permits, and Valero standards	Leading
Management Audits Percent	Percentage of ethanol plant audit items completed as identified through monthly safety and environmental program audits covering both work and confined space permitting, as well as ethanol loading	Leading
Environmental Scorecard Incidents	Number of incidents reportable to regulatory agencies (includes application of a severity/volume enhancer to increase the number of incidents recorded for more significant environmental events)	Lagging
Tier 1 API Process Safety Incidents/Rate	Number or rate of recordable safety incidents occurring in conjunction with a loss of process containment	Lagging
Reliability Events	Number of events causing an ethanol plant outage of greater than one-half day	Lagging

The design of the Health, Safety, and Environment sub-component includes both leading and lagging indicator metrics, which not only rewards our performance in objective measures of health, safety, and environmental performance (as measured through the lagging indicator metrics), but also incentivizes disciplined adherence to the inspection, audit, and maintenance programs that are reflected in our leading indicator metrics.

The ongoing performance improvement across many of our health, safety, and environmental metrics (including refinery Environmental Scorecard Incidents for our 15 refineries and refinery Tier 1 API Process Safety Incidents/Rate metrics as demonstrated in the following graphs), as well as our operational reliability, results from the implementation of and ongoing focus on our robust inspection, audit, and maintenance programs.


Refinery # of Weighted Environmental
Scorecard Incidents (3-Year Rolling Avg)
218
89
2013
2025


Refinery Tier 1 API Process Safety Rate
(3-Year Rolling Avg of Employee Process
Safety Events per 200,000 Working Hrs)
0.103
0.045
2013
2025

The Committee believes that investment in and rigorous management of the operational programs reflected by the leading indicator metrics differentiates our performance within the liquid fuels manufacturing and marketing industry and directly contributed to the company-record health, safety, and environmental performances achieved in recent years.

Valero's performance in 2025 includes the company's best-ever company-wide environmental performance, second best-ever refinery environmental performance, and second best-ever performance in Tier 1 API Process Safety in the refining segment. The Committee establishes minimum, target, and maximum levels for Health, Safety, and Environment performance in the first quarter of the performance year. Our overall performance score in 2025 for this sub-component was 199 percent versus the target of 100 percent, and represents excellent performance.

Mechanical Availability

Weighted at 13.33 percent of the annual incentive bonus program, **the Mechanical Availability sub-component incentivizes reliable operations to avoid unplanned operational outages, minimize environmental events, and ensure the efficient use of resources.** The performance target and scale take into consideration our history of operational excellence as well as aggregated industry performance. The Committee believes that operational reliability, as measured through Mechanical Availability, is critically important to achieving our core business objectives as noted above. Excellent performance in this metric reflects our ability to avoid unplanned downtime, minimize environmental events, and successfully execute planned and unplanned refinery maintenance. The Committee establishes minimum, target, and maximum levels for Mechanical Availability in the first quarter of the performance year. **Our performance for this sub-component in 2025 was 97.5 percent mechanical availability in the refining segment, representing Valero's best-ever annual performance,** and resulting in a 195.2 percent performance score versus the target of 96.2 percent Mechanical Availability. **The following graph reflects our ongoing improvement and sustained highly-reliable operations of our 15 refineries:**


Refinery Mechanical Availability
(5-Year Rolling Avg)
97.21%
96.76%
2016
2025

Refining Cash Operating Expense Management

Weighted at 13.34 percent of the annual incentive bonus program, **the Refining Cash Operating Expense Management sub-component incentivizes the management of non-energy expenses within the refining operations group.** The performance scale for this metric is reflected in dollars per Equivalent Distillation Capacity ("$/EDC") in order to normalize results among refineries of different size and complexity, and is established based on the scoring methodology from the industry-standard Solomon Associates survey, which allows for comparison to aggregated industry performance. **Valero seeks to maintain its position as one of the industry's lowest-cost providers through disciplined cost-management practices across all margin environments and the Committee believes that strong performance in this metric facilitates that goal.**

The Human Resources and Compensation Committee establishes minimum, target, and maximum levels for Refining Cash Operating Expense Management in the first quarter of the performance year. Valero's performance in 2025 was $136/EDC, resulting in a 200 percent performance score versus the target of $164/EDC.

Valero's overall performance score for 2025 for the Operational Performance Goals component was 198.08 percent (and an overall performance outcome of 79.23 percent versus the overall target of 40 percent for this component). Achievement at this level reflects excellent operational performance. For additional details on Valero's 2025 performance versus targeted amounts for our Operational Performance Goals, see the "Annual Incentive Bonus Performance Goals and Achievements" table that follows under this caption.

Strategic Execution Goals

This component, with a weighting of 20 percent of the annual incentive bonus program, includes evaluation by the Committee of accomplishments related to a comprehensive array of strategic initiatives, which contribute to the overall success of Valero during the year and support Valero's long-term strategy. The strategic areas and objectives related to this component were established by the Committee in the first quarter of the performance year (along with minimum, target, and maximum levels) and are listed in the following table, along with progress and a selection of key accomplishments in 2025.

Strategic Area	Initiative/Project/Objective	Progress & Key Accomplishments
Returns to Stockholders	• Return cash to stockholders through dividends and stock buybacks	• Returned $4.0 billion to stockholders in 2025 through stock purchases ($2.6 billion) and dividends ($1.4 billion) • Increased the regular quarterly cash dividend on Valero Common Stock from $1.07 per share to $1.13 per share
Disciplined Use of Capital	• Balanced utilization of sustaining and growth capital vs. budget	• Continued disciplined deployment of capital under our capital allocation framework, with all growth projects being held to the same minimum after-tax internal rate of return requirement
Operational Excellence	• Execution of capital projects and turnarounds	• Executed a heavy turnaround workload with successful completion and start-up of FCC units at five refineries
	• Margin improvement and market expansion	• Achieved record commercial volumes in the U.K. and Mexico, and additionally achieved record margin in Mexico
	• Environmental stewardship	• Implemented a full-scale demonstration pilot of a leak detection sensor network at two process units to identify potential benefits and cost reductions of replacing the manual leak detection program
	• Cost management and expense control	• Achieved millions in cost savings and avoidance across the organization

Strategic Area	Initiative/Project/Objective	Progress & Key Accomplishments
Organizational Excellence & Sustainability	• Strategic communications	• Named by Extel (previously Institutional Investor) as among its “Most Honored Companies,” based on results across several categories of its 2025 All-America Executive Team rankings
	• Talent optimization and succession planning	• Through ongoing succession planning efforts, successfully executed the transition to a new CFO through the promotion of Mr. Bhullar to succeed Mr. Fraser (effective January 1, 2026) following his decision to retire from such role effective as of the close of business on December 31, 2025
	• Public policy	• Pursued collaboration that lessens the detrimental impact and/or increases the benefit of public policy decisions on our business
	• Sustainability*	• Published our 2025 Report on Guiding Principles • Published a number of GHG emissions disclosures, including global refinery Scope 1 GHG emissions intensity (per barrel) relative to peers and Use of Product GHG Emissions Intensity (on a per barrel and unit of energy basis), among others • Disclosed and obtained independent limited assurance on a number of our GHG emissions disclosures, as well as the validation of our 2035 GHG emissions target
	• Compliance	• Enhanced our third-party risk management program by conducting expanded, comprehensive due diligence on numerous partners, strengthening compliance and mitigating potential operational and reputational risks • Updated numerous key corporate policies to ensure integration of compliance best practices
	• Corporate citizenship and community	• Record fundraising of $25 million in net proceeds for charities through the Valero Texas Open and associated events including the Valero Benefit for Children • Raised a record $22 million through employee and company donations for the United Way

* See “How Our Board is Structured, Governed, and Operates” and “Additional Highlights—Low-Carbon Fuels, Cybersecurity/IT, and Compliance” above, including the footnotes and cross-references therein, for more details.

Valero's Achievement of Performance Goals for 2025

The following table details the performance targets and final results of Valero's achievements in 2025 for each of the components/sub-components of the annual bonus program's Financial Performance Goal, Operational Performance Goals, and Strategic Execution Goals discussed above. The Bonus Percent Earned column represents bonus percent earned in 2025 based on the performance score for each component/sub-component percent weighting and in total, compared to target.

Annual Incentive Bonus Performance Goals and Achievements

Component		Weighting	Minimum	Target	Maximum	Achieved in 2025	Bonus Percent Earned
Financial Performance Goal							
I.	Adjusted EPS *($/share)*	40.00%	*$1.71*	*$6.83*	*$10.24*	$10.61	80.00%
Operational Performance Goals							
II.	Health, Safety, and Environment	13.33%	*0.00%*	*100.00%*	*200.00%*	199.00%	26.53%
III.	Mechanical Availability	13.33%	*95.6%*	*96.2%*	*97.6%*	97.5%	26.02%
IV.	Refining Cash Operating Expense Management *($/EDC)*	13.34%	*$192.00*	*$164.00*	*$145.00*	$136.00	26.68%
	Subtotal	40.00%				*Subtotal*	79.23%
Strategic Execution Goals							
V.	Strategic Execution	20.00%	*0.00%*	*100.00%*	*200.00%*	200.00%	40.00%
Total		**100.00%**	**Final Bonus Achieved and Total Payout:**				**199.23%**

Our above-target annual incentive bonus achievement reflects high-level operational execution, significant earnings and stockholder returns, and excellent execution in key areas of our strategy.

The final 2025 bonus amounts paid to our named executive officers are summarized in the table below and were determined primarily as a function of: (i) our performance as measured against the annual incentive bonus objectives noted above; and (ii) the Committee's assessment of each NEO's individual performance, company performance, and stockholder outcomes in 2025.

	Riggs	Fraser	Simmons	Walsh	Fisher
Base Salary (1)	$1,720,000	$988,490	$988,490	$816,200	$740,540
Bonus Target Percentage of Base Salary	160%	100%	110%	100%	85%
Bonus Target Amount (2)	$2,752,000	$988,490	$1,087,339	$816,200	$629,459
Bonus Percentage Achieved (3)	199.23%	199.23%	199.23%	199.23%	199.23%
Earned Target Incentive Bonus (4)	$5,482,810	$1,969,369	$2,166,306	$1,626,116	$1,254,072
Bonus Amount Paid (4)	$5,482,810	$1,969,369	$2,166,306	$1,626,116	$1,254,072

Footnotes:

(1) Represents the NEO's base salary as of December 31, 2025.

(2) Represents "Bonus Target Percentage of Base Salary" times "Base Salary."

(3) Valero's performance score for "Bonus Percentage Achieved" was 199.23 percent as detailed in the previous table.

(4) This amount is determined by multiplying "Bonus Target Amount" times "Bonus Percentage Achieved" and represents the bonus amount disclosed in the Summary Compensation Table for each NEO in 2025.

LONG-TERM INCENTIVE AWARDS

Long-term incentive awards were granted to our NEOs in the form of performance share awards and restricted stock awards in February 2025 under our stockholder-approved equity compensation plan, our 2020 Omnibus Stock Incentive Plan (as amended, our "2020 OSIP"). For 2025, the mix of long-term incentives targeted to be awarded to our named executive officers was split evenly, on a share face value and count basis, between grants of restricted stock and performance share awards.

We believe that these awards create a powerful link between the creation of stockholder value and executive pay delivered. In addition, we believe that the balance between absolute performance alignment through the annual incentive bonus program and restricted shares, and the relative performance objectives underscored by the relative TSR component of performance shares, is appropriate. In order for executives to fully realize their targeted opportunities, Valero must perform well and outperform the respective TSR performance of other members of the Performance Peer Group (discussed under "Administration of Executive Compensation Program—Peer Group and Benchmarking Data" above).

For each NEO, a target value of long-term incentives is established and is expressed as a percentage of base salary. In establishing award sizes, the Committee makes primary reference to median peer company grant levels within the competitive survey data and makes individualized determinations of award sizes based on additional factors such as: each executive's experience and contribution to company success, internal parity, retention, and management succession. In addition, an executive's targeted award may be adjusted based upon the Human Resources and Compensation Committee's determination of the NEO's individual performance, which (for individuals other than our CEO) takes into consideration the recommendation of our CEO.

Long-Term Incentives
(Share Mix Based on Face Value and Count)


50%
50%
Restricted Stock
Performance Shares

When administering long-term incentive awards, the number of shares awarded to our NEOs for each of restricted stock and performance shares is determined based on an average historical stock price that is used to determine the number of shares needed to achieve the target value for the NEO. **The values disclosed in the Summary Compensation Table and Grants of Plan-Based Awards Table below for long-term incentives are calculated in accordance with SEC disclosure requirements (and relevant accounting standards) and can differ significantly from the values calculated for Target Total Pay, which, consistent with typical market practices, are used for administering compensation decisions, including long-term incentives.** See the Summary Compensation Table and the Grants of Plan-Based Awards Table below, and related footnotes, for more information. The following table summarizes the target 2025 LTI amounts awarded to our NEOs in February 2025:

	Riggs	Fraser	Simmons	Walsh	Fisher
Base Salary (1)	$1,720,000	$988,490	$988,490	$816,200	$740,540
LTI Target Percentage of Base Salary	750%	450%	500%	350%	300%
LTI Target Value (2)	$12,900,000	$4,448,205	$4,942,450	$2,856,700	$2,221,620
Restricted Stock Value Granted (3)	$6,450,000	$2,224,102	$2,471,225	$1,428,350	$1,110,810
Performance Shares Value Granted (3)	$6,450,000	$2,224,103	$2,471,225	$1,428,350	$1,110,810
Total LTI Value Granted (4)	$12,900,000	$4,448,205	$4,942,450	$2,856,700	$2,221,620

Footnotes:
(1) "Base Salary" is the NEO's base salary as of the annual award grant date of February 26, 2025.
(2) Amounts are determined by multiplying "LTI Target Percentage of Base Salary" times "Base Salary."
(3) Represents 50 percent of the "Total LTI Value Granted."
(4) Represents the total face value of 2025 annual LTI awards granted to our NEOs when administering 2025 LTI targets.

Performance Shares

Performance Shares Design. Performance shares are payable in shares of Common Stock on their vesting dates. In 2025, shares of Common Stock were earned with respect to vesting performance shares only upon Valero's achievement of TSR objectives versus a peer group, as described below under "TSR Metric." Shares not earned in a given performance period expire and are forfeited. Performance shares are also subject to potential forfeiture or proration if an NEO's employment is terminated prior to vesting. The performance shares awarded in 2025 are subject to vesting in three increments. Overall final performance vesting for 2025 grants is capped at 200 percent of target. See also "Key Adjustments and Changes to Our Executive Compensation Program in 2025" and "2025 Say-on-Pay Engagement Efforts and Response" under "Executive Compensation in Summary" above.

TSR Metric. Our relative TSR performance is compared to the TSR of the members of our Performance Peer Group throughout the overall three-year performance period. Performance periods measure TSR based on the average historical closing stock prices just prior to the beginning and the end of the performance periods, including dividends (except for the XLE index, for which the change in the index price across the designated performance periods is measured as TSR). We apply a multi-day historical average stock price in calculating TSR, as the occurrence of anomalous events, often outside of a company's control, towards the end of any year can create short-term stock price swings that are not reflective of actual performance over the course of the performance period. To reduce the disproportionate impact of such events and better align pay with actual performance over the performance period, in January 2025, the Committee determined that when measuring TSR for our performance share awards it was advisable to assess the average closing stock price over a greater number of days (consistent with many of our peers referenced herein), and this methodology was applied to the outstanding tranches of the 2024 performance share awards, including the first tranche that vested in January 2025, and prospectively beginning with 2025 awards. See also the Summary Compensation Table and Grants of Plan-Based Awards Table below, and footnotes (3) and (6) thereto, respectively. At the end of each performance period, our TSR for the period is compared to the respective TSR of the members of our Performance Peer Group (for such tranche).

The following graphic details the performance outcomes based on our relative rank position as applied to performance share grants that had performance periods ending in 2025 and that vested in January 2026 as noted under "Vesting of Performance Shares With Performance Periods Ending in 2025" below. See also the Grants of Plan-Based Awards Table below and related footnotes.

Relative TSR Performance Scale (Percent of Target Shares Earned)

	200%	**200%**	175%	150%	125%	**100%**	85%	65%	45%	25%	**0%**	**0%**
Relative Rank	1	2	3	4	5	6	7	8	9	10	11	12

NOTE: Shown as applied to the 12-company "Performance Peer Group" referenced above under "Administration of Executive Compensation Program—Peer Group and Benchmarking Data," inclusive of Valero.

As shown in the graphic above, the number of shares of Common Stock earned is calculated based on Valero's TSR performance versus the peers' respective TSR. If Valero's relative TSR ranking equals the first position above the median (6th of 12), 100 percent of the target shares are earned. As such, **Valero's TSR must exceed the peer median in order to achieve target performance.** If Valero ranks in the first or second overall position among the peers, 200 percent of the target shares are earned; if Valero ranks in the last or second-to-last overall position among the peers, no shares are earned.

Our 2025 performance share design requires relative TSR performance above the peer median in order to achieve target performance and caps overall payouts at 200 percent of target.

Ratable Vesting. We utilize a three-year ratable vesting schedule for performance shares in order to align our NEOs' realized pay as delivered through performance shares with the most appropriate representation of company performance over the entire three-year performance period when compared to members in the Performance Peer Group (and as measured through relative TSR). **The volatile nature of commodity pricing that characterizes our primary feedstocks, as well as the resulting products that are sold to customers, can result in significant swings in short-term product margins and our earnings that are beyond our control. Valero's ratable vesting schedule helps reduce the risk of a payout that is disproportionately influenced (either positively or negatively) by short-term stock price swings caused by these uncontrollable events at either the front-end, back-end, or both, which can occur in a single segment three-year cliff vesting model. See "Supplemental Compensation-Related Disclosures" under "Executive Compensation in Summary—2025 Say-on-Pay Engagement Efforts and Response" above. Additionally, our rigorous *Stock Ownership and Retention Guidelines*, including the pre-sale approval requirements thereunder, and strong track record of NEO retention of Valero Common Stock following LTI award vesting, support the effective alignment of our NEOs' and stockholders' interests over the three-year vesting schedule and reduce the need for any further post-vesting hold period.**

Other Performance Share Design Details. Additional shares of Common Stock may be earned based on the accumulated value of dividends paid on Valero's Common Stock during the pertinent performance period. The amount of accumulated dividends is multiplied by the aggregate shares of Common Stock earned (if any) for the performance shares, and the product is divided by the fair market value of the Common Stock on the performance shares' vesting date. The resulting amount is paid in a whole number of shares of Common Stock. The value of the dividends credited to the outstanding performance shares is paid to participants only to the extent that the underlying performance shares earn shares of Common Stock, based on Valero's performance under the terms of the award. In order to facilitate executives' payment of taxes due upon the vesting of performance shares without selling shares earned, executives can designate up to 50 percent of the value of the after-tax vested shares of Common Stock to be delivered in cash. If a cash payment is elected, the total number of after-tax shares to be delivered is multiplied by the fair market value of the Common Stock on the performance shares' vesting date, and the product is multiplied by the cash payment election percentage designated by the award recipient. The resulting amount is paid in cash, with the remainder paid in shares of Common Stock. Valero utilizes a three-year ratable vesting schedule for performance shares in order to align executives' realized pay as delivered through performance shares with the most appropriate representation of company performance over the duration of the three-year performance period when compared to members in the Performance Peer Group (and as measured through relative TSR). See also "Potential Payments Upon Termination or Change of Control" below.

Vesting of Performance Shares With Performance Periods Ending in 2025. The final vesting percentages for the segments of the 2023, 2024, and 2025 grants with performance periods ending December 31, 2025 are set forth as follows:

2025 Grants of Performance Shares - Tranche 1 of 3 Final Vesting Results

	200%	200%	175%	**150%**	125%	100%	85%	65%	45%	25%	0%	0%
Relative Rank	1	2	3	**4**	5	6	7	8	9	10	11	12

Valero's TSR for the performance period of the first of three tranches of the 2025 grants of performance shares resulted in a final ranking of ***4 of 12*** and a payout of ***150% of target.***

2024 Grants of Performance Shares - Tranche 2 of 3 Final Vesting Results

	200%	200%	175%	150%	125%	100%	85%	65%	45%	25%	0%	0%
Relative Rank	**1**	2	3	4	5	6	7	8	9	10	11	12

Valero's TSR for the performance period of the second of three tranches of the 2024 grants of performance shares resulted in a final ranking of ***1 of 12*** and a payout of ***200% of target.***

2023 Grants of Performance Shares - Tranche 3 of 3 Final Vesting Results

	200%	200%	**175%**	150%	125%	100%	85%	65%	45%	25%	0%	0%
Relative Rank	1	2	**3**	4	5	6	7	8	9	10	11	12

Valero's TSR for the performance period of the third and final tranche of the 2023 grants of performance shares resulted in a final ranking of ***3 of 12*** and a payout of ***175% of target.***

The vesting outcomes set forth above for our previously granted and outstanding performance shares which had performance periods ending December 31, 2025, demonstrate the strong alignment of the performance share component of our LTI program and our stockholders' interests. Given our strong absolute and relative TSR performance over these periods, the previous negative TSR cap would not have had any effect.

Restricted Stock

Restricted stock targets represent the remaining 50 percent of each executive's long-term incentive target on a share face value and count basis. Restricted stock vests over a period (at least three years) as determined by the Committee, and is subject to forfeiture if an executive or Valero terminates his or her employment prior to vesting (other than upon eligible retirement, death, or a qualified termination following a change of control). Dividends are paid on shares of restricted stock as and when dividends are declared and paid on our outstanding Common Stock. Our LTI mix provides an appropriate balance between the pay for performance attributes of performance shares and the equity alignment with stockholders and retentive qualities of restricted shares. This mix also generally aligns with peer and market practices, and thus supports recruitment and retention of top-quality executive talent.

PERQUISITES AND OTHER BENEFITS

Consistent with our goal of providing compensation and benefits that are generally aligned with practices among our peers and in comparable industries, our NEOs are eligible to receive reimbursement for club dues, federal income tax preparation, home security protection, medical concierge services, an annual health examination, personal liability insurance coverage, excess individual long-term disability insurance coverage, the accompaniment of Valero security personnel at certain events, and an annual allowance for the purchase of specified health and welfare benefits. We also occasionally permit certain limited non-business or other use of Valero's corporate facilities and corporate aircraft that is not integrally and directly related to an NEO's duties, including, for example, for a spouse to accompany an executive on certain travel.

Use of corporate aircraft is subject to our corporate aircraft policy and is reviewed annually by our Chief Compliance Officer. For security and efficiency reasons, Mr. Riggs is required to use the corporate aircraft for all business and personal travel whenever it is feasible. The conclusions of an independent third-party expert that we engaged to conduct a security assessment study also provide support for such determination. Mr. Riggs has entered into an Aircraft Time Sharing Agreement pursuant to which he reimburses Valero for certain personal travel within amounts permitted under U.S. Federal Aviation Administration ("FAA") regulations. The Aircraft Time Sharing Agreement was approved by the Audit Committee, following discussion with the full Board, such transactions and this relationship are reviewed at least annually as described under "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below. A copy of the form of such agreement is filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2025. In connection with certain corporate meetings and functions, we also often provide certain items such as small gifts (e.g., travel bags and attire). We do not provide NEOs automobiles, automobile allowances, or other supplemental executive medical coverage. In assessing the total compensation payable to our NEOs, the Committee considers perquisites in the context of the total compensation which our NEOs are eligible to receive and the cost and benefits provided by such items. The Committee has determined that, currently, the benefit Valero receives from providing these items significantly outweighs the cost of providing them. However, the Committee periodically reviews these arrangements as needed to ensure they remain appropriate based on business needs, market practices, and costs. For more information about these and any other perquisites or personal benefits, including their reportable values and the valuation methodology, see the "All Other Compensation" column of the Summary Compensation Table below and related footnotes. We provide other benefits, including medical, life, dental, and disability insurance in line with competitive market conditions.

Our NEOs are eligible for the same or similar benefit plans as our other employees, including the Valero Energy Corporation Thrift Plan ("Thrift Plan") and insurance and certain supplemental benefit plans chosen and paid for by employees who desire additional coverage. Consistent with peer and market practices, our NEOs and other employees whose compensation exceeds certain limits are eligible to participate in certain nonqualified excess benefit programs, as discussed under "Post-Employment Benefits" directly below, which allows for receipt of correspondingly higher benefits than under the qualified plan rules.

POST-EMPLOYMENT BENEFITS

Pension Plans

We have a noncontributory defined benefit Pension Plan in which most of our employees (including our NEOs) are eligible to participate and under which contributions by individual participants are neither required nor permitted. We also have a noncontributory, nonqualified Excess Pension Plan and a noncontributory, nonqualified Supplemental Executive Retirement Plan (the "SERP"), which provide supplemental pension benefits to certain highly compensated employees. The SERP and Excess Pension Plan are each filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2025. The SERP is offered to support recruitment and retention of critical executive talent. The Excess Pension Plan and the SERP provide eligible employees (including our NEOs) with additional retirement savings opportunities that cannot be achieved with tax-qualified plans due to Internal Revenue Code (the "Code") limits on (i) annual compensation that can be taken into account under qualified plans; and/or (ii) annual benefits that can be provided under qualified plans. These plans are described in further detail under "Post-Employment Compensation" below. See also footnotes (5) and (7) to the Summary Compensation Table below.

Nonqualified Deferred Compensation Plans

Our NEOs are eligible to participate in our Deferred Compensation Plan ("DC Plan"). The DC Plan is offered to align with competitive practices among our peers, and thereby support recruitment and retention of executive talent. The DC Plan permits eligible employees to defer a portion of their salary and/or bonus to a specified date, at least three years after the year of the deferral election. Under the DC Plan, each year eligible employees are permitted to elect to defer up to 30 percent of their salary and/or 50 percent of their cash bonus to be earned for services performed during the following year. We have not made discretionary contributions to participants' accounts, and currently we have no plans to do so. All amounts credited under the DC Plan (other than discretionary credits) are immediately 100 percent vested. Any discretionary credits, if ever granted, will vest in accordance with the vesting schedule determined at the time of the grant of discretionary credits. Participant accounts are credited with earnings (or losses) based on investment fund choices made by the respective participant among available funds selected by the Valero Benefit Plans Administrative Committee ("BPAC").

Our Excess Thrift Plan provides benefits to participants in our Thrift Plan whose annual additions to our Thrift Plan are subject to the limitations on annual additions as provided under Section 415 of the Code, and/or who are constrained from making maximum contributions under the Thrift Plan by Section 401(a)(17) of the Code, which limits the amount of an employee's annual compensation which may be taken into account under that plan. The Excess Thrift Plan is: (i) an "excess benefit plan" as defined under Section 3(36) of the Employee Retirement Income Security Act of 1974 ("ERISA"); and (ii) a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees (including our NEOs). Additional information about these plans (including any contributions made under nonqualified defined contribution and other deferred compensation plans) is presented under "Nonqualified Deferred Compensation" below.

Change of Control Severance Arrangements

We have change of control severance agreements with each of our NEOs that are generally aligned with market practices and are intended to assure the continued availability, focus, and productivity of our NEOs in the event of any change of control of Valero, which would bring about a period of uncertainty and likely threaten the job security of many top executives. If a change of control occurs during the term of such agreements, they become operative for a fixed three-year period and generally provide that the NEO's terms and conditions of employment will not be adversely changed during such period. See "Potential Payments Upon Termination or Change of Control" below for more information, including on payments that may be made under these agreements.

Accounting and Tax Treatment

ACCOUNTING TREATMENT

Compensation expense for our share-based compensation plans is based on the fair value of the awards granted and is recognized on a straight-line basis over the shorter of (i) the requisite service period of each award; or (ii) the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the vesting period established in the award. See also Note 14 of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2025.

TAX TREATMENT

Section 162(m) of the Code generally limits the deductibility of compensation paid to certain top executives to $1 million. In previous years, there was an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under applicable regulations. However, the enactment of the Tax Cuts and Jobs Act of 2017 eliminated the performance-based compensation exemption, except with respect to certain grandfathered arrangements. Prospectively, for pay vehicles granted and earned in 2020 and beyond, the Tax Cuts and Jobs Acts of 2017 eliminated the deductibility of most components of pay to certain top executives to the extent that such pay exceeds $1 million in a year.

Consistent with Valero's historic approach to deductibility under former Section 162(m), the Committee may, as appropriate, continue to exercise flexibility and discretion in determining whether any given form of pay should be designed and administered to qualify for full deductibility. See also Note 15 of Notes to Consolidated Financial Statements in Valero's annual report on Form 10-K for the year ended December 31, 2025.

Compensation-Related Policies

POLICY ON VESTING OF PERFORMANCE SHARES UPON CHANGE OF CONTROL OF VALERO

Our Board has adopted a policy regarding the vesting of performance shares upon a change of control of Valero. The policy provides that performance shares granted to participants under Valero's equity incentive plans will not vest automatically upon the date of a change of control (as defined in the applicable plan) of Valero. The policy further provides that in making awards of performance shares to participants, the Human Resources and Compensation Committee may provide in the award agreement with the participant that if a participant's employment with Valero is terminated following a change of control, any unvested performance shares held by the participant will vest on a partial, pro-rata basis (depending on length of service during the performance period) on the date of the participant's termination of employment, with such qualifications for an award as the Committee may determine.

EXECUTIVE COMPENSATION CLAWBACK POLICY

Under our *Executive Compensation Clawback Policy*, in addition to the restatement events under the SEC's and NYSE's executive compensation clawback requirements, in the event of a material restatement of our financial results, the Board (or appropriate committee), will review all bonuses and other incentive and equity compensation awarded to our executive officers. **The policy goes beyond the minimum requirements of the SEC and the NYSE** and in addition to, but not in lieu of, those requirements, also provides that if such bonuses and other incentive and equity compensation would have been lower had they been calculated based on such restated results, the Board (or appropriate committee) will, to the extent permitted by governing law and as appropriate under the circumstances, seek to recover for the benefit of Valero all or a portion of the specified compensation awarded to executive officers whose fraud or misconduct caused or partially caused such restatement, as determined by the Board (or appropriate committee). In all cases, however, under this policy we must always comply with the minimum SEC and NYSE clawback requirements to the extent a recovery of erroneously awarded compensation would be required thereunder.

COMPENSATION CONSULTANT DISCLOSURE POLICY

Per the terms of our *Compensation Consultant Disclosure Policy*, Valero will make certain disclosures pertaining to compensation consultants in our proxy statements for annual meetings of stockholders. For any compensation consultant retained by the Committee to provide compensation advice with respect to the compensation disclosed in the Summary Compensation Table in the proxy statement, we will disclose (i) the total fees paid annually to the consultant for compensation-related services and non-compensation-related services; (ii) a description of any non-compensation-related services provided by the consultant; and (iii) any services that the consultant has provided to senior executives of Valero and the nature of those services.

INSIDER TRADING POLICY

We have insider trading policies and procedures that govern the purchase, sale, and other dispositions of our securities by directors, officers, and employees. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations and applicable listing standards. A copy of our *Securities Trading Policy* is filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2025. This policy also applies to Valero itself.

PROHIBITION AGAINST HEDGING AND PLEDGING

Our policies prohibit our directors, officers, and employees from speculating in our stock, which includes short selling (profiting if the market price of our stock decreases), purchasing, selling, or writing calls (including covered calls), puts, or other options (including publicly traded third-party options), hedging, or any other type of derivative arrangement that has a similar economic effect. In addition, under our *Stock Ownership and Retention Guidelines*, our directors and officers are prohibited from pledging shares of Common Stock as collateral or security for indebtedness. Compliance with the guidelines is monitored by the Committee.

STOCK OWNERSHIP AND RETENTION GUIDELINES

Non-Employee Directors Guidelines. Our *Stock Ownership and Retention Guidelines* require that our non-employee directors acquire and hold during their service shares of Common Stock equal in value to at least five times their annual cash retainer. For non-employees directors, vested shares of Common Stock, restricted stock units, and any shares of Common Stock, the receipt of which has been deferred, count towards meeting such requirement. Non-employee directors have five years after becoming subject to the guidelines to meet the requisite ownership threshold and, once attained, are expected to continuously own sufficient shares to meet that threshold. Each of our non-employee directors was in compliance with such guidelines of December 31, 2025.

Officer Ownership Guidelines. As of December 31, 2025, our officers were subject to the guidelines set forth below, which require more ownership for our CEO and President (as a percent of salary) than median practices among our peers, and more broadly, among S&P 500 companies.

Officer Position	Value of Shares Owned
Chief Executive Officer	7.5x Base Salary
President (if other than CEO)	4.5x Base Salary
Executive Vice Presidents	3.0x Base Salary
Senior Vice Presidents	1.5x Base Salary
Vice Presidents	1.0x Base Salary

Officers have five years after becoming subject to the guidelines to meet the requisite ownership threshold and, once attained, are expected to continuously own sufficient shares to meet that threshold. For officers, in addition to vested shares of Common Stock, restricted shares of Common Stock, and any shares of Common Stock, the receipt of which has been deferred, count towards meeting the stock ownership requirements. **Any unearned performance shares do not count towards meeting the stock ownership requirements.** Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025.

In February 2023, in the interest of ensuring our guidelines and policies support the appropriate alignment of our officers' equity compensation with the long-term interests of stockholders, the Committee (along with the Nominating and Corporate Governance Committee) recommended and the Board approved a 50 percent increase to our *Stock Ownership and Retention Guidelines* for senior executives from prior levels.

Pre-Sale Approval Requirements. Our *Stock Ownership and Retention Guidelines* also require pre-approval from the Committee (for our CEO) and our CEO (for other officers) for sales exceeding 20 percent of the officer's holdings of Valero Common Stock, which promotes our NEOs' ongoing retention of Valero Common Stock following vesting beyond that of the minimum ownership requirements.

Strong Track Record of Retention. Our NEOs have a strong track record of retaining Valero Common Stock following LTI award vesting. For instance, as of December 31, 2025, **the value of our CEO's holdings of Valero Common Stock under the guideline above was 32.58x that of his base salary (using the closing market price of our Common Stock on such date).**

Our rigorous *Stock Ownership and Retention Guidelines*, including the pre-sale approval requirements thereunder, and strong track record of NEO retention of Valero Common Stock following LTI award vesting support the effective alignment of our NEOs' and stockholders' interests over the three-year vesting schedule of our LTI awards and reduce the need for any further post-vesting hold period.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

The following Human Resources and Compensation Committee Report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any of Valero's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.

The Human Resources and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included under "Compensation Discussion and Analysis" above. Based on that review and discussion, the Human Resources and Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and also be incorporated by reference into our annual report on Form 10-K for the period ended December 31, 2025.

Members of the Human Resources and Compensation Committee:
Rayford Wilkins, Jr., Chair
Eric D. Mullins
Randall J. Weisenburger

COMPENSATION CONSULTANT DISCLOSURES

Our Human Resources and Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel, or other adviser, and is directly responsible for the appointment, compensation, and oversight of the work of any compensation consultant, independent legal counsel, or other adviser retained by the committee. Valero is obligated to provide appropriate funding for the committee's retention of any such consultant, counsel, or adviser.

In 2025, the Human Resources and Compensation Committee retained Exequity LLP as an independent compensation consultant. The Human Resources and Compensation Committee directed Exequity to provide to the committee objective expert analysis and independent advice regarding executive and director compensation, and related disclosures and engagement efforts. For the 2025 executive and director compensation services rendered to the committee, Exequity earned professional fees of $219,564. Exequity did not provide other consulting services to the Human Resources and Compensation Committee, to Valero, or to any senior executives of Valero. Exequity is an independent adviser as determined under the SEC's rules and the NYSE's listing standards.

During 2025, Exequity's executive and director compensation consulting services included:

- assistance with establishing our overall executive compensation philosophy in light of our business strategies;
- assistance with selecting peer and comparator companies for benchmarking executive pay and monitoring Valero's performance;
- assessment of competitive pay for our executives, with separate analyses of base salary, annual incentive compensation, long-term incentive compensation, and the relationship between company performance and executive pay;
- assessment of, and recommendations for, our annual incentive bonus plan/program;
- assessment of, and recommendation of enhancements to, our long-term incentive program strategy, including (i) the design of an appropriate mix of equity incentive vehicles; (ii) determination of performance measures and measurement techniques; and (iii) determination of competitive equity grant guidelines consistent with our overall pay philosophy;
- updates on trends and developments in executive compensation, new regulatory issues, and best practices;
- assessment of competitive pay for our directors; and
- assistance with our say-on-pay engagement and response, and with proxy statement disclosures.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information regarding our equity compensation plan as of December 31, 2025.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($) (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)(#) (2)
Approved by stockholders:			
2020 Omnibus Stock Incentive Plan	339,801 (3)	—	10,512,602
Not approved by stockholders:			
none	—	—	—
Total	339,801	—	10,512,602

Footnotes:

(1) With respect to our 2020 OSIP, the weighted-average exercise price cannot be calculated because all of the applicable outstanding awards under the plan are performance shares and stock units, neither of which has an exercise price. Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025.

(2) On April 30, 2020, our stockholders approved our 2020 OSIP and, as a result, effective as of such date no further awards were permitted to be made under our 2011 Omnibus Stock Incentive Plan ("2011 OSIP"). Securities available for future issuance under our 2020 OSIP can be issued in various forms, including but not limited to, restricted stock, performance shares, stock unit awards, and stock options. The total number of securities remaining available for issuance under our 2020 OSIP as of December 31, 2025, includes shares of Common Stock previously subject to awards under our 2011 OSIP that, between April 30, 2020, and December 31, 2025, were forfeited, terminated, canceled or rescinded, settled in cash in lieu of Common Stock, exchanged for awards not involving Common Stock, or expired unexercised. As of December 31, 2025, there were no awards issued under the 2011 OSIP that remained outstanding.

(3) Represents the gross number of shares of Common Stock subject to awards under our 2020 OSIP outstanding as of December 31, 2025, which consists of 28,625 shares of Common Stock associated with outstanding stock units, and 311,176 shares of Common Stock associated with outstanding performance shares at target.

Our equity compensation plan and arrangements are further described in Note 14 of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2025.

EXECUTIVE COMPENSATION

The following tables disclose compensation paid to or earned by our named executive officers for 2025. We use captions and headings in these tables that correspond to the SEC regulations requiring these disclosures. The footnotes to these tables provide important information to explain the values presented in the tables.

Summary Compensation Table

This table summarizes the compensation paid to our named executive officers in fiscal years 2025, 2024, and 2023. The elements of compensation listed in the table are described in the “Compensation Discussion and Analysis” section of this proxy statement and in the table’s footnotes. The principal position listed below for each named executive officer reflects his current role.

Name and Principal Position (1)	Year	Salary ($)	Stock Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)	Total Excluding Change in Pension Value ($) (7)
R. Lane Riggs, Chairman, Chief Executive Officer and President	**2025**	**1,720,000**	**15,760,536**	**5,482,810**	**10,839,917**	**425,260**	**34,228,523**	**23,388,606**
	2024	1,650,000	10,820,463	3,710,520	5,917,094	314,215	22,412,292	16,495,198
	2023	1,250,000	8,635,908	3,352,046	6,723,177	179,801	20,140,932	13,417,755
Jason W. Fraser, Retired EVP and Chief Financial Officer	**2025**	**988,490**	**5,897,165**	**1,969,369**	**2,278,894**	**132,963**	**11,266,881**	**8,987,987**
	2024	957,375	4,791,778	1,345,591	528,398	121,823	7,744,965	7,216,567
	2023	925,000	5,294,801	1,790,985	2,430,036	168,900	10,609,722	8,179,686
Gary K. Simmons, EVP and Chief Operating Officer	**2025**	**988,490**	**5,989,147**	**2,166,306**	**3,375,999**	**166,930**	**12,686,872**	**9,310,873**
	2024	931,500	4,171,238	1,309,223	1,478,054	153,917	8,043,932	6,565,878
	2023	818,333	3,842,061	1,599,785	4,365,732	129,908	10,755,819	6,390,087
Richard J. Walsh, EVP and General Counsel	**2025**	**816,200**	**3,309,268**	**1,626,116**	**2,035,184**	**140,212**	**7,926,980**	**5,891,796**
	2024	770,000	2,196,693	919,900	856,773	134,151	4,877,517	4,020,744
	2023	675,000	2,191,857	1,110,895	1,838,871	99,666	5,916,289	4,077,418
Eric A. Fisher, SVP Product Supply, Trading and Wholesale	**2025**	**740,540**	**2,771,963**	**1,254,072**	**1,335,475**	**142,676**	**6,244,726**	**4,909,251**
	2024	698,625	2,029,759	834,630	418,962	116,691	4,098,667	3,679,705
	(8)							

Footnotes to Summary Compensation Table:

(1) The persons listed in this table are Valero’s “named executive officers” per Item 402(a)(3) of SEC Regulation S-K. Mr. Fraser retired as EVP and Chief Financial Officer effective as of the close of business on December 31, 2025, and as an employee in early February 2026.

(2) This column represents the “grant date fair value” of stock awards (restricted stock and performance shares) to our NEOs computed under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation–Stock Compensation (“FASB ASC Topic 718”). Valero did not grant any stock options to our NEOs in 2025, 2024, or 2023, and Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025. More details about the restricted stock and performance shares granted or modified in 2025 (in the case of certain tranches of performance shares) and the values in this column compared to our NEOs’ target values for such awards are set forth above under “Compensation Discussion and Analysis,” in footnote (3) below, and in the Grants of Plan-Based Awards Table below and related footnotes. See also Note 14 of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2025.

(3) For restricted stock and performance share awards, the grant date fair values disclosed in this column are required under SEC rules to be calculated pursuant to FASB ASC Topic 718, while our NEOs’ target values for such awards as disclosed under “Compensation Discussion and Analysis” above is administered consistent with the practices of many of our peers based on an average historical closing stock price prior to grant.

(footnote (3) continues on the following page)

Footnotes to Summary Compensation Table (cont'd):

footnote (3) continued

In 2025, this led to significant differences in the amounts disclosed in this column as required by FASB ASC Topic 718 and the amounts of the target values of stock awards approved by the Human Resources and Compensation Committee and Board (as applicable) as disclosed above under "Compensation Discussion and Analysis" above. Such differences are primarily due to (i) the difference between (A) the stock price used to determine the number of shares granted to achieve the 2025 target value (based on an average historical closing stock price prior to grant), and (B) the grant date fair value of the award as computed under FASB ASC Topic 718; and (ii) the "incremental fair values" attributable to a slight modification made in 2025 to the first tranche of performance shares awarded in 2024 described below in this footnote (3).

For performance shares, the 2025 grant date fair values disclosed in this column include the aggregate grant date fair values of three tranches from three separate award years as required under FASB ASC Topic 718 (i.e., first tranche of the 2025 annual award, second tranche of the 2024 annual award, third tranche of the July 1, 2023, transitional award to Mr. Riggs, third tranche of the July 20, 2023, transitional awards to Mr. Simmons and Mr. Fisher, and third tranche of the 2023 annual award). These are deemed to be five separate grants for determining fair value and each is deemed to have a grant date in 2025 per FASB ASC Topic 718. As a result, the grant date fair values in this column under FASB ASC Topic 718 include the values of certain tranches of unvested (as of December 31, 2025) performance shares that were originally awarded in years prior to the fiscal year shown in the table. Additionally, as described under "Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards," in January 2025, the first tranche of performance share awards previously administered and deemed granted in February 2024 pursuant to FASB ASC Topic 718 was slightly modified. The original 2024 grant date fair values for such tranche of the 2024 performance share awards was previously disclosed as part of each NEO's 2024 compensation and is reflected above in the 2024 values for this column. While no new performance shares were granted as part of this modification, since the modification occurred in 2025, the 2025 values disclosed in this column are required to include the "incremental fair value" of such award when re-measured as modified on the 2025 modification date and compared the fair value of the award as originally granted in 2024 when re-measured as of the 2025 modification date. Such "incremental fair value" simply reflects a re-valuation of previously granted performance shares and should not be interpreted as an additional, one-time, or special equity award in 2025.

Total 2025 amounts disclosed in this column reflect the following fair values (in dollars) determined under FASB ASC Topic 718:

	Mr. Riggs	Mr. Fraser	Mr. Simmons	Mr. Walsh	Mr. Fisher
2025 Restricted Stock Grants	6,186,078	2,133,311	2,370,783	1,371,039	1,065,344
2025 Performance Share Grants	7,656,169	3,048,328	2,921,932	1,586,459	1,387,462
Total of Stock Awards Granted in 2025	13,842,247	5,181,639	5,292,715	2,957,498	2,452,806
plus					
Incremental Fair Value of 2025 Modification to First Tranche of 2024 Performance Share Awards	1,918,289	715,526	696,432	351,770	319,157
Total Included in 2025 "Stock Awards" Column	15,760,536	5,897,165	5,989,147	3,309,268	2,771,963

The 2025 modification discussed above was also applied prospectively to tranches of performance shares that were not yet deemed granted under to FASB ASC Topic 718, but this did not similarly impact 2025 values. Computations for 2025 fair values, including the highest level of possible performance values for performance shares under FASB ASC Topic 718, are set forth in the Grants of Plan-Based Awards Table below and related footnotes. Final value realized depends on future award vestings.

(4) This column represents the amounts earned by our NEOs under our annual incentive bonus plan/program, as described under "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" above.

(5) This column represents the sum of the change in pension value and nonqualified deferred compensation earnings for our NEOs. There are no above-market or preferential earnings on non-tax-qualified deferred compensation amounts included in this table. The NEOs participate in the same pension and nonqualified deferred compensation plans as similarly situated Valero employees. The disclosures under "Post-Employment Compensation" below discuss these plans and the present value assumptions used in these calculations. See also Note 13 of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2025, "Compensation Discussion and Analysis—Elements of Executive Compensation—Post-Employment Benefits" above, "Nonqualified Deferred Compensation" below, and footnote (7) below.

(6) Amounts listed as "All Other Compensation" for 2025 are composed of the below listed items. Any amount in excess of $10,000 (whether or not such amount may be deemed to be a perquisite or other personal benefit) is separately quantified.

(footnote (6) continues on the following page)

Footnotes to Summary Compensation Table (cont'd):

footnote (6) continued

For Mr. Riggs: Valero contributions to Thrift Plan ($24,500) • Valero contributions to Excess Thrift Plan ($95,900) • Valero-provided dollars for the purchase of health and welfare benefits ($35,138) • home security ($103,132) • U.S. tax gross-up payment for home security imputed income ($66,913) • personal security protection • reimbursement of club membership dues • executive primary care • U.S. tax gross-up payment for executive primary care imputed income • personal use of corporate aircraft ($61,236) • individual excess liability insurance ($15,168) • individual disability insurance • small gifts in connection with corporate meetings and functions • tax return preparation.

For Mr. Fraser: Valero contributions to Thrift Plan ($24,500) • Valero contributions to Excess Thrift Plan ($44,694) • Valero-provided dollars for the purchase of health and welfare benefits ($32,618) • home security • U.S. tax gross-up payment for home security imputed income • reimbursement of club membership dues • individual excess liability insurance ($15,168) • individual disability insurance • small retirement gift • small gifts in connection with corporate meetings and functions • personal use of corporate facilities • tax return preparation.

For Mr. Simmons: Valero contributions to Thrift Plan ($24,500) • Valero contributions to Excess Thrift Plan ($44,694) • Valero-provided dollars for the purchase of health and welfare benefits ($36,406) • home security • U.S. tax gross-up payment for home security imputed income • reimbursement of club membership dues ($16,087) • executive primary care • U.S. tax gross-up payment for executive primary care imputed income • personal use of corporate aircraft • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate facilities • tax return preparation.

For Mr. Walsh: Valero contributions to Thrift Plan ($24,500) • Valero contributions to Excess Thrift Plan ($32,634) • Valero-provided dollars for the purchase of health and welfare benefits ($35,138) • home security ($13,755) • U.S. tax gross-up payment for home security imputed income • executive primary care • U.S. tax gross-up payment for executive primary care imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate facilities.

For Mr. Fisher: Valero contributions to Thrift Plan ($24,500) • Valero contributions to Excess Thrift Plan ($27,338) • Valero-provided dollars for the purchase of health and welfare benefits ($35,069) • home security ($13,581) • U.S. tax gross-up payment for home security imputed income • reimbursement of club membership dues • executive primary care reimbursement • U.S. tax gross-up payment for executive primary care reimbursement imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate facilities • tax return preparation.

We value the cost of the benefits above at the incremental cost to us of providing such benefits with respect to an NEO. The primary purpose of our facilities and corporate aircraft is for business and, as a result, the incremental costs associated with any personal use of such items does not include fixed costs that do not change based on usage, including fixed costs with respect to limited family accompaniment or in connection with an executive's business use that is integrally and directly related to their duties. To the extent we do not incur any incremental costs, no additional amounts are included as part of the total compensation of our named executive officers. However, any such incremental costs that we do incur for any personal use or that are incidental to such business use of an item are included in such total. In the case of personal use of corporate aircraft, the amount reported is the incremental cost of providing the benefit with respect to such NEO, which primarily includes fuel costs and airport costs (including "deadhead" flights), as well as any incidental costs, such cost related to the crew or limited family accompaniment, and in the case of Mr. Riggs, less any amounts he reimburses us as permitted by FAA regulations under the Aircraft Time Sharing Agreement that he entered into. Reimbursements are allocated with respect to the flight to which they relate, but may be paid in a different year due to administration under the agreement.

(7) The values in this column represent "Total" compensation for our NEOs when subtracting the values reported in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column. These amounts are excluded from this column because they are volatile and can change significantly due to the actuarial assumptions used in a given year (primarily the discount rates used to determine the present value of accumulated benefits). This year, these amounts increased significantly year-over-year, primarily due to changes in actuarial assumptions, our NEOs completing an additional year of service, and increases in 2025 pay levels as discussed under "Compensation Discussion and Analysis" above. For Mr. Riggs, such increase was also heavily impacted by his having served in the CEO role for a third year given the increased compensation for such role. Amounts reported in this column differ from, and are not substitutes for, the amounts reported in the "Total" compensation column. See also footnote (5) above, "Post-Employment Compensation" and "Nonqualified Deferred Compensation" below, and "Compensation Discussion and Analysis—Elements of Executive Compensation—Post-Employment Benefits" above.

(8) Mr. Fisher was not a named executive officer for 2023.

Grants of Plan-Based Awards

The following table describes plan-based awards for our NEOs in 2025. Footnotes to such table are on the pages that follow.

Name	Grant Date	Approval Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($) (1)
R. Lane Riggs	n/a	n/a	(2)	–	2,752,000	5,504,000					
	2/26/25	2/26/25	(3)							47,150	6,186,078
	n/a	n/a	(4)					47,150			
	2/26/25	2/26/25	(5)					15,717	31,434		2,598,649
	2/26/25	2/26/25	(5)					13,763	27,526		2,974,460
	2/26/25	2/26/25	(5)					2,984	5,968		601,903
	2/26/25	2/26/25	(5)					7,343	14,686		1,481,157
	n/a	1/16/25	(6)								1,918,289
Jason W. Fraser	n/a	n/a	(2)	–	988,490	1,976,980					
	2/26/25	2/26/25	(3)							16,260	2,133,311
	n/a	n/a	(4)					16,260			
	2/26/25	2/26/25	(5)					5,420	10,840		896,143
	2/26/25	2/26/25	(5)					5,133	10,266		1,109,344
	2/26/25	2/26/25	(5)					5,170	10,340		1,042,841
	n/a	1/16/25	(6)								715,526
Gary K. Simmons	n/a	n/a	(2)	–	1,087,339	2,174,678					
	2/26/25	2/26/25	(3)							18,070	2,370,783
	n/a	n/a	(4)					18,070			
	2/26/25	2/26/25	(5)					6,024	12,048		996,008
	2/26/25	2/26/25	(5)					4,997	9,994		1,079,952
	2/26/25	2/26/25	(5)					1,158	2,316		233,580
	2/26/25	2/26/25	(5)					3,036	6,072		612,392
	n/a	1/16/25	(6)								696,432
Richard J. Walsh	n/a	n/a	(2)	–	816,200	1,632,400					
	2/26/25	2/26/25	(3)							10,450	1,371,039
	n/a	n/a	(4)					10,450			
	2/26/25	2/26/25	(5)					3,484	6,968		576,045
	2/26/25	2/26/25	(5)					2,523	5,046		545,271
	2/26/25	2/26/25	(5)					2,306	4,612		465,143
	n/a	1/16/25	(6)								351,770
Eric A. Fisher	n/a	n/a	(2)	–	629,459	1,258,918					
	2/26/25	2/26/25	(3)							8,120	1,065,344
	n/a	n/a	(4)					8,120			
	2/26/25	2/26/25	(5)					2,707	5,414		447,575
	2/26/25	2/26/25	(5)					2,290	4,580		494,915
	2/26/25	2/26/25	(5)					140	280		28,239
	2/26/25	2/26/25	(5)					2,066	4,132		416,733
	n/a	1/16/25	(6)								319,157

Footnotes to Grants of Plan-Based Awards Table:

(1) The reported grant date fair value of stock awards is determined in accordance with FASB ASC Topic 718. Valero did not grant any stock options to our NEOs in 2025. For each NEO, the amount stated in this column is included within the amount listed in the "Stock Awards" column of the Summary Compensation Table above. See also footnote (6) below.

(2) Represents potential awards to our NEOs under our annual incentive bonus plan/program. Actual amounts earned by our NEOs for 2025 are reported in the Summary Compensation Table above under the "Non-Equity Incentive Plan Compensation" column. The target amounts listed above are computed as described under "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" above.

(3) Represents restricted stock awards under our 2020 OSIP to our NEOs on February 26, 2025. Dividends on restricted shares are paid as and when dividends are declared and paid on our Common Stock. The terms of the award agreements provide for three-year ratable vesting (where such shares become nonforfeitable). See also "Elements of Executive Compensation—Long-Term Incentive Awards—Restricted Stock" and "Accounting and Tax Treatment" under "Compensation Discussion and Analysis" above, and our 2020 OSIP, which is filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2025. See also footnote (3) to the Summary Compensation Table above.

(4) Represents the number of performance shares awarded under our 2020 OSIP to our NEOs on February 26, 2025 as part of our LTI compensation program described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards—Performance Shares." Per the awards' terms, on a normal vesting date executives can earn, in shares of Common Stock, from 0% to 200% of the number of performance shares that are vesting based on Valero's achievement of objective performance measures during the performance periods set by the Human Resources and Compensation Committee. Performance shares do not have an exercise price. See also "Outstanding Equity Awards at December 31, 2025" and "Potential Payments Upon Termination or Change of Control" below and footnote (3) to the Summary Compensation Table above. The performance shares vest annually in one-third increments (tranches). The first tranche of performance shares vested in January 2026, and the remaining two tranches are scheduled to vest annually in January 2027 and January 2028, with such vestings and any resulting payout at those times conditioned upon Valero's performance during the pertinent performance periods and the NEO's performance under the other terms of the applicable award agreements and the 2020 OSIP. Only the first tranche of these performance shares is deemed to have a "grant date" in 2025, as explained in footnote (5) below. Our disclosures in this footnote are for information purposes only, and tie to the applicable disclosures made by our NEOs in February 2025 in compliance with Section 16 of the Exchange Act. Our disclosures in footnote (5) below are intended to comply with the requirements of Item 402 of SEC Regulation S-K with respect to "grants" of performance shares.

(5) Item 402(d)(2)(viii) of SEC Regulation S-K requires us to disclose the "grant date fair value" of equity awards "computed in accordance with FASB ASC Topic 718." Our performance shares are awarded in three tranches, with the tranches having measurement periods (the performance period) of differing lengths. The first tranche of an award has a performance period of 12 months, the second tranche of an award has a performance period of 24 months, and the third tranche of an award has a performance period of 36 months. The amounts referenced by footnote (5) in this table represent three tranches from three separate award years—namely, the first tranche of performance shares awarded in 2025 (awarded on February 26, 2025), the second tranche of performance shares awarded on February 22, 2024, and the third tranche of performance shares awarded in 2023 (awarded on February 23, 2023 as part of the annual grant cycle; and on July 1, 2023, to Mr. Riggs, and on July 20, 2023, to Mr. Simmons and Mr. Fisher, respectively, as part of their promotions to CEO, COO, and SVP Product Supply, Trading and Wholesale, respectively). Under FASB ASC Topic 718, each of these tranches is deemed to be a separate "grant" for fair value purposes, and each is deemed to have a "grant date" in 2025, that is, the date when the Human Resources and Compensation Committee approved/established the peer group of companies for such tranches of these awards. The amounts referenced by footnote (5) in this table represent the grant date fair values from the tranches that are deemed to have a grant date in 2025 and are computed under FASB ASC Topic 718.

		shares	grant date fair value ($)	lowest possible performance ($)	highest level of performance ($)
Riggs	*1st tranche of 2025 award*	15,717	2,598,649	0	4,233,531
	2nd tranche of 2024 award	13,763	2,974,460	0	3,825,013
	3rd tranche of July 1, 2023 award	2,984	601,903	0	853,663
	3rd tranche of Feb. 2023 award	7,343	1,481,157	0	2,100,685
	total	39,807	7,656,169	0	11,012,892

(footnote (5) continues on the following page)

Footnotes to Grants of Plan-Based Awards Table (cont'd):

footnote (5) continued

		shares	grant date fair value ($)	lowest possible performance ($)	highest level of performance ($)
Fraser	*1st tranche of 2025 award*	5,420	896,143	—	1,459,931
	2nd tranche of 2024 award	5,133	1,109,344	—	1,426,563
	3rd tranche of Feb. 2023 award	5,170	1,042,841	—	1,479,034
	total	15,723	3,048,328	—	4,365,528
Simmons	*1st tranche of 2025 award*	6,024	996,008	—	1,622,625
	2nd tranche of 2024 award	4,997	1,079,952	—	1,388,766
	3rd tranche of July 20, 2023 award	1,158	233,580	—	331,281
	3rd tranche of Feb. 2023 award	3,036	612,392	—	868,539
	total	15,215	2,921,932	—	4,211,211
Walsh	*1st tranche of 2025 award*	3,484	576,045	—	938,450
	2nd tranche of 2024 award	2,523	545,271	—	701,192
	3rd tranche of Feb. 2023 award	2,306	465,143	—	659,700
	total	8,313	1,586,459	—	2,299,342
Fisher	*1st tranche of 2025 award*	2,707	447,575	—	729,158
	2nd tranche of 2024 award	2,290	494,915	—	636,437
	3rd tranche of July 20, 2023 award	140	28,239	—	40,051
	3rd tranche of Feb. 2023 award	2,066	416,733	—	591,041
	total	7,203	1,387,462	—	1,996,687

(6) Represents the "incremental fair values" that are required to be reported for 2025 under SEC disclosure rules and FASB ASC Topic 718 in connection with a slight modification made in January 2025 to the first tranche of 2024 performance share awards originally deemed granted under FASB ASC Topic 718 in February 2024. See footnote (3) to the Summary Compensation Table above for more information. As explained and referenced in such footnote, no new performance shares were granted as part of this modification, and these amounts and should not be interpreted as an additional, one-time, or special equity award in 2025.

Outstanding Equity Awards at December 31, 2025

This table describes unvested shares of restricted stock and unvested performance shares held by our named executive officers as of December 31, 2025. Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025.

	Stock Awards					
	Restricted Stock			Performance Shares		
	Number of Shares or Units of Stock That Have Not Vested (#) (1)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
R. Lane Riggs	4,453	(2)	724,904	7,343	(7)	2,092,014
	16,694	(3)	2,717,616	27,526	(8)	8,961,915
	28,596	(4)	4,655,143	47,150	(9)	14,071,893
	1,809	(5)	294,487	2,984	(10)	850,089
Jason W. Fraser	3,135	(2)	510,347	5,170	(7)	1,472,924
	6,226	(3)	1,013,531	10,266	(8)	3,342,404
	9,861	(4)	1,605,272	16,260	(9)	4,852,770
Gary K. Simmons	1,842	(2)	299,859	3,036	(7)	864,903
	6,060	(3)	986,507	9,993	(8)	3,253,521
	10,959	(4)	1,784,016	18,070	(9)	5,392,907
	702	(6)	114,279	1,158	(10)	329,975
Richard J. Walsh	1,399	(2)	227,743	2,306	(7)	657,020
	3,060	(3)	498,137	5,046	(8)	1,642,877
	6,337	(4)	1,031,600	10,450	(9)	3,118,731
Eric A. Fisher	1,253	(2)	203,976	2,066	(7)	588,649
	2,777	(3)	452,068	4,580	(8)	1,491,156
	4,924	(4)	801,578	8,120	(9)	2,423,455
	84	(6)	13,674	140	(10)	39,884

Footnotes to Outstanding Equity Awards at December 31, 2025 Table:

(1) The assumed market values were determined using the closing market price of our Common Stock on December 31, 2025 ($162.79 per share). For a further discussion of the vesting of restricted stock and performance share awards, see “Elements of Executive Compensation—Long-Term Incentive Awards” and “Accounting and Tax Treatment” under “Compensation Discussion and Analysis” section above and “Option Exercises and Stock Vested” below. See also “Potential Payments Upon Termination or Change of Control” below. Under our performance share award agreements, until performance shares are actually settled following vesting, holders have not obtained any rights as a stockholder with respect to such shares.

(2) These shares vested on February 23, 2026.

(3) Of the shares listed as outstanding at year end, one-half vested on February 22, 2026, and the remaining half is scheduled to vest on February 22, 2027.

(4) One-third of these shares vested on February 26, 2026; the remaining two-thirds are scheduled to vest in equal installments on February 26, 2027 and February 26, 2028.

(5) Represents the remaining outstanding tranche of restricted stock awarded to Mr. Riggs on July 1, 2023, in connection with his promotion to CEO. These shares are scheduled to vest on July 1, 2026.

(6) Represents the remaining outstanding tranche of restricted stock awarded to Mr. Simmons and Mr. Fisher, respectively, on July 20, 2023, in connection with their promotions to COO and SVP Product Supply, Trading and Wholesale, respectively. These shares are scheduled to vest on July 20, 2026.

(footnotes continue on the following page)

Footnotes to Outstanding Equity Awards at December 31, 2025 Table (cont'd):

(7) These performance shares vested on January 21, 2026 at 175% of target. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents the market value of 175% (actual payout) of the performance shares at the closing price of our Common Stock on December 31, 2025 ($162.79 per share).

(8) One-half of these performance shares vested on January 21, 2026 at 200% of target, and the other half is scheduled to vest in January 2027. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 21, 2026, the market value of 200% (actual payout) of the performance shares at the closing price of our Common Stock on December 31, 2025 ($162.79 per share), and for the remaining half, the market value of 200% (max) of the performance shares at the closing price of our Common Stock on December 31, 2025 ($162.79 per share).

(9) One-third of these performance shares vested on January 21, 2026 at 150% of target; an additional one-third is scheduled to vest in January 2027; and the final one-third is schedule to vest in January 2028. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 21, 2026, the market value of 150% (actual payout) of the performance shares at the closing price of our Common Stock on December 31, 2025 ($162.79 per share), and for the remaining two-thirds, the market value of 200% (max) of the performance shares at the closing price of our Common Stock on December 31, 2025 ($162.79 per share).

(10) Represents the remaining outstanding tranche of performance shares awarded on July 1, 2023, to Mr. Riggs, and July 20, 2023, to Mr. Simmons and Mr. Fisher, respectively, in connection with their promotions to CEO, COO, and SVP Product Supply, Trading and Wholesale, respectively. These performance shares vested on January 21, 2026 at 175% of target. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, the market value of 175% (actual payout) of the performance shares at the closing price of our Common Stock on December 31, 2025 ($162.79 per share).

Option Exercises and Stock Vested

The following table provides information regarding (i) any stock option exercises by our named executive officers in 2025; and (ii) the vesting of restricted stock and performance shares held by our named executive officers during 2025 on an aggregate basis.

	Option Awards		Stock Awards (1)	
Name	Number of Shares Acquired on Exercise (#) (2)	Value Realized on Exercise ($) (3)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (4)
R. Lane Riggs	—	—		
(5)			38,715	4,858,482
(6)			67,726	9,361,765
Jason W. Fraser	—	—		
(5)			16,929	2,145,493
(6)			35,005	4,838,741
Gary K. Simmons	—	—		
(5)			15,397	1,911,059
(6)			27,727	3,832,703
Richard J. Walsh	—	—		
(5)			8,656	1,073,941
(6)			15,175	2,097,640
Eric A. Fisher	—	—		
(5)			7,465	973,317
(6)			14,251	1,969,916

Footnotes to Option Exercises and Stock Vested Table:

(1) Represents shares of Common Stock from the vesting of restricted stock and performance shares in 2025. For a further discussion of the vesting of restricted stock and performance share awards, see "Elements of Executive Compensation—Long-Term Incentive Awards" and "Accounting and Tax Treatment" under "Compensation Discussion and Analysis" above. See also the Summary Compensation Table and the Grants of Plan-Based Awards Table above, and related footnotes, as well as "Potential Payments Upon Termination or Change of Control" below for additional information on restricted stock and performance share awards.

(2) Represents the gross number of shares received by the named executive officer before deducting any shares withheld (i) from an option's exercise to pay the exercise price; and/or (ii) to pay applicable taxes.

(3) None of our named executive officers exercised any stock options in 2025 and we had no outstanding stock option awards (vested or unvested) as of December 31, 2025.

(4) The reported value is determined by multiplying number of vested shares by the market value of the shares on the date they became nonforfeitable or were otherwise received. The value is stated before deducting payment of applicable taxes.

(5) Represents number of shares of Common Stock and value related to restricted stock.

(6) Represents number of shares of Common Stock and value related to performance shares.

Post-Employment Compensation

PENSION BENEFITS

The following table describes the accumulated benefits of our named executive officers under Valero's tax-qualified defined benefit Pension Plan, Excess Pension Plan, and SERP (collectively with the Pension Plan and the Excess Pension Plan, the "Retirement Plans") as of December 31, 2025.

Name	Plan Name	No. of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Lane Riggs	Pension Plan	36.92	1,500,963	—
	Excess Pension Plan	36.92	5,999,745	—
	SERP	36.92	30,073,805	—
Jason W. Fraser	Pension Plan	26.96	967,570	—
	Excess Pension Plan	26.96	2,211,318	—
	SERP	26.96	9,035,272	—
Gary K. Simmons	Pension Plan	38.52	1,654,518	—
	Excess Pension Plan	38.52	4,481,701	—
	SERP	38.52	13,565,936	—
Richard J. Walsh	Pension Plan	26.13	1,029,719	—
	Excess Pension Plan	26.13	1,707,261	—
	SERP	26.13	6,399,502	—
Eric A. Fisher	Pension Plan	28.54	1,043,699	—
	Excess Pension Plan	28.54	2,496,968	—
	SERP	28.54	4,179,267	—

Footnote to Pension Benefits Table:

(1) The years of credited service for our NEOs include 11 years of service (12.5 years for Mr. Fraser) in our Retirement Plans' "Cash Balance Provision" starting on January 1, 2015 (Mr. Fraser's participation in the Cash Balance Provision commenced July 1, 2013). The remainder of the NEO's years of service is in the "Formula Provision" of our Retirement Plans. The Formula Provision and the Cash Balance Provision are described in the narrative disclosures that follow this table. See also "Executive Compensation in Summary—Recent Chief Financial Officer Transition" under "Compensation Discussion and Analysis" above.

The present values stated above were calculated using the same interest rates and mortality tables we use for our financial reporting. Present values at December 31, 2025 were determined using plan specific discount rates (5.62 percent for the Pension Plan, 5.28 percent for the Excess Pension Plan, 5.66 percent for the SERP) and the plans' earliest unreduced retirement age (i.e., age 62). The present values reflect postretirement mortality rates based on the Pri-2012 mortality table projected generationally using scale MP-2021. No decrements were included for pre-retirement termination, mortality, or disability. When applicable, lump sums were determined using the minimum present value segment rates prescribed by the Internal Revenue Service ("IRS") in Notice 2026-02 (projected to the assumed retirement date for each NEO) and the mortality table prescribed by the IRS in Notice 2025-40 for distributions in 2026.

Pension Plan. Under our Pension Plan, an eligible employee who is at least 55 years old may elect to retire prior to the normal retirement age of 65, provided the employee has completed at least five years of vesting service. Under the plan's early retirement provisions, an employee may elect to commence a benefit upon retirement or delay payments to a later date. Pension payments from the Formula Provision (defined below) that begin after age 55 and before age 62 are reduced by four percent for each full year between the benefit start date and the employee's 62nd birthday. The four percent reduction is prorated for a partial year. The formula used to calculate the benefit and the optional forms of payment are otherwise the same as for normal retirement. As of December 31, 2025, Mr. Riggs, Mr. Fraser, Mr. Simmons, Mr. Walsh, and Mr. Fisher were eligible for early retirement benefits.

For employees hired prior to January 1, 2010, the Pension Plan (supplemented, as necessary, by the Excess Pension Plan) provides a monthly pension at normal retirement equal to 1.6 percent of the participant's average monthly compensation (based upon earnings during the three consecutive calendar years during the last 10 years of the participant's credited service affording the highest such average) times the participant's years of credited service. This is known as the "Formula Provision." Each of our NEOs was hired prior to January 1, 2010.

For employees hired on or after January 1, 2010, the Pension Plan (supplemented, as necessary, by the Excess Pension Plan) is a cash balance benefit that provides a monthly pension at normal retirement based on annual employer contributions that are based on years of service, age, eligible compensation, and pay credits. This is known as the "Cash Balance Provision." After a one-year waiting period, pay credits are retroactive to the participant's date of hire and are based on years of service, age, and eligible compensation.

points (age and vesting service)	annual pay credit percentage
under 35	6.0% of eligible pay
35–49	7.5% of eligible pay
50–64	9.0% of eligible pay
65–79	10.5% of eligible pay
80+	12.0% of eligible pay

In addition to pay credits, participants will also be eligible for monthly interest credits based on the 10-year U.S. treasury note rate with a minimum of three percent.

In 2013, we began to implement changes to certain of our U.S. qualified pension plans that cover the majority of our U.S. employees. Benefits under our primary pension plan changed from a final average pay formula (the Formula Provision) to the Cash Balance Provision with staged effective dates from July 1, 2013 through January 1, 2015, depending on the age and service of the affected employees. All final average pay benefits under the Formula Provision were frozen as of December 31, 2014. On July 1, 2013 or January 1, 2015 (as applicable), participants formerly under the Formula Provision in the Pension Plan transitioned to the Cash Balance Provision, with all future Pension Plan benefits to be earned under the new Cash Balance Provision.

Excess Pension Plan. Our Excess Pension Plan provides benefits to those employees whose pension benefits under our defined benefit Pension Plan are subject to limitations under the Code, or are otherwise indirectly constrained by the Code from realizing the maximum benefit available to them under the terms of the Pension Plan. The Excess Pension Plan is designed as an "excess benefit plan" as defined under Section 3(36) of ERISA, for those benefits provided in excess of Section 415 of the Code. The Excess Pension Plan is not intended to be either a qualified plan under the provisions of Section 401(a) of the Code, or a funded plan subject to the funding requirements of ERISA.

Subject to other terms of the Excess Pension Plan, the benefit payable under the plan in the Formula Provision is generally an amount equal to "x" minus "y", where "x" is equal to 1.6 percent of a participant's final average monthly earnings (as determined under the Excess Pension Plan) multiplied by the participant's number of years of credited service, and "y" is equal to the participant's benefit that is payable under the Pension Plan. The benefit payable under the Excess Pension Plan in the Cash Balance Provision is generally an amount equal to "x" minus "y", where "x" is equal to the accumulated account balance that the participant would be entitled to receive without regard to the limitations, and "y" is equal to the participant's accumulated account balance that is payable under the Pension Plan. A participant's benefits under the Excess Pension Plan will vest concurrently with the vesting of the participant's benefits under the Pension Plan (which all NEOs are vested in). The Excess Pension Plan benefit is paid in a lump sum (minus applicable withholding for taxes). The Excess Pension Plan benefit is subject to forfeiture in the event the participant is terminated for cause or acts of willful malfeasance or gross negligence as set forth in the plan, or if the participant violates the non-competition provisions of the plan, which generally are applicable for two years following separation of service.

SERP. An executive will become a participant in the SERP as of the date he or she is selected and named in the minutes of the Human Resources and Compensation Committee meeting for inclusion as a SERP participant. The SERP provides a benefit equal to 1.6 percent of eligible pay plus 0.35 percent times the product of the participant's years of credited service (maximum 35 years) multiplied by the excess of the participant's average monthly compensation over the lesser of 1.25 times the monthly average (without indexing) of the social security wage bases for the 35-year period ending with the year the participant attains social security retirement age, or the monthly average of the social security wage base in effect for the year that the participant retires. The participant's most highly compensated consecutive 36 months of service are considered. The SERP benefit is calculated using all years of service (a participant's service did not freeze when the Formula Benefit described above was frozen).

The SERP benefit is reduced by the amount of the participant's qualified pension benefit. A participant in the SERP will vest upon death, disability, or retirement (age 55 with at least five years of service at separation). Upon a separation from service, if vested, the participant will receive the greater of the SERP benefit or the Excess Pension Plan benefit. The SERP benefit is also reduced by 50 percent upon death prior to retirement. The SERP benefit is paid in a lump sum (minus applicable withholding for taxes). As previously disclosed, effective for retirements on or after July 1, 2023, the interest rate that is used to calculate the lump-sum benefit under the SERP is based on the average of IRS lump-sum interest rates for the 60-month period ending with the fifth month prior to the participant's retirement. The SERP benefit is subject to forfeiture in the event of any separation of service prior to full vesting. In addition, the SERP benefit (even if previously vested) is subject to forfeiture if the participant is discharged for cause or if the participant violates the non-competition provisions of the plan, which generally are applicable for two years following separation of service. Cause means, generally, that the participant was discharged for illegal or gross misconduct.

Compensation for purposes of the Pension Plan, Excess Pension Plan, and SERP includes salary and bonus. No extra years of credited service have been granted to any of our NEOs.

Nonqualified Deferred Compensation

The following table describes any contributions by Valero and each NEO under our nonqualified defined contribution and other deferred compensation plans during 2025, each NEO's earnings (loss) and withdrawals/distributions, if any, with respect to these plans during 2025, and year-end balances as of December 31, 2025, in these plans.

		Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
R. Lane Riggs	Excess Thrift Plan	—	95,900	198,751	—	1,199,252
	UDS Nonqualified 401(k) Plan (4)	—	—	4,401	—	53,958
Jason W. Fraser	Excess Thrift Plan	—	44,694	140,603	—	606,716
Gary K. Simmons	Excess Thrift Plan	—	44,694	154,987	—	827,833
	UDS Nonqualified 401(k) Plan (4)	—	—	61,867	—	255,509
Richard J. Walsh	Excess Thrift Plan	—	32,634	71,323	—	359,728
Eric A. Fisher	Excess Thrift Plan	—	27,338	165,154	—	887,343

Footnotes to Nonqualified Deferred Compensation Table:

(1) All of the amounts included in this column are also included within the amounts reported as "All Other Compensation" for 2025 in the Summary Compensation Table above.

(2) There were no earnings for our NEOs in 2025 in our nonqualified defined contribution and other deferred compensation plans that were preferential or above market under SEC rules and therefore no such amounts are included in the Summary Compensation Table.

(3) Amounts reported in this column include registrant contributions previously reported in our Summary Compensation Table for previous years when earned if such NEO's compensation was required to be disclosed in a previous year.

(4) Valero assumed this plan when it acquired Ultramar Diamond Shamrock Corporation ("UDS") in 2001.

Our DC Plan and Excess Thrift Plan are described under "Compensation Discussion and Analysis—Elements of Executive Compensation—Post-Employment Benefits" above. The following terms also apply to such plans.

Under the DC Plan, participants may elect when and over what period of time their deferrals will be distributed based on plan provisions. Participants may elect to have their accounts distributed in a lump sum on a specified date, at least three years after the year of the deferral election. Participants may, at the time of their deferral elections, choose to have their accounts distributed as soon as reasonably practical following retirement or other termination, or on the first day of January following the date of retirement or termination. Participants may also elect to have their accounts distributed in one lump-sum payment or in two- to 15-year installments upon retirement or in one lump-sum payment or five-year installments upon other termination.

Upon a participant's death, the participant's beneficiary will receive the participant's DC Plan balance in one lump-sum payment within 90 days following the participant's death. Upon a change of control of Valero, all DC Plan accounts are immediately vested in full, and distributions are thereafter made in accordance with the plan's normal distribution provisions. None of our NEOs participated in our DC Plan during 2025 or had any aggregate balance under such plan as of December 31, 2025.

The Excess Thrift Plan provides benefits to participants of our qualified Thrift Plan whose accounts would not otherwise be credited with company matching contributions due to certain U.S. IRS limits on contributions and/or compensation. The Excess Thrift Plan is neither a qualified plan for federal tax purposes nor a funded plan subject to ERISA. The Excess Thrift Plan is: (i) an "excess benefit plan" as defined under Section 3(36) of ERISA; and (ii) a plan that is unfunded and maintained primarily for the purpose of providing benefits for a select group of management or highly compensated employees.

The UDS Nonqualified 401(k) Plan has been frozen to any new participation since March 31, 2002, but offered benefits and had terms and conditions much like those of the Excess Thrift Plan.

Potential Payments Upon Termination or Change of Control

Our named executive officers have change of control severance agreements with Valero. The agreements seek to assure the continued availability of the executives in the event of a change of control of Valero. When a change of control occurs, the agreements become operative for a fixed three-year period. The agreements provide that the executive's terms of employment will not be changed materially during the three years following a change of control. Each agreement subjects the executive to certain obligations of confidentiality, both during the term and after termination, for information related to Valero that the individual acquired during his or her employment. When determining the amounts and benefits payable under the agreements, the Human Resources and Compensation Committee and Valero sought to secure compensation that is competitive in our market to recruit and retain executive talent. Consideration was given to the principal economic terms found in change of control severance agreements of other publicly traded companies.

Our Board has adopted a policy regarding the vesting of performance shares in a change-of-control context. The policy provides that performance shares will not vest automatically upon the date of a change of control of Valero. Instead, as contemplated by the policy, the performance share agreements approved by the Human Resources and Compensation Committee for outstanding performance shares contain a double trigger feature, so that accelerated vesting of performance shares will not occur until the executive's employment is terminated for certain specified reasons following a change of control. At that time, any unvested performance shares held by the executive will vest on a partial, pro-rata basis, commensurate with the executive's months of service during the applicable performance period. Our change of control severance agreements do not contain tax gross-up benefits. In 2013, all agreements in effect at that time were amended to eliminate the gross-up benefit that formerly entitled the executives to receive a payment to make them whole for any excise tax on excess parachute payments imposed under Section 4999 of the Code. Valero has adopted a policy that this benefit may not be included in any future change of control agreements.

For purposes of the agreements, "change of control" means any of the following (subject to additional particulars as stated in the agreements):

- acquisition by an individual, entity, or group of beneficial ownership of 20 percent or more of our outstanding Common Stock;
- ouster from the Board of a majority of the incumbent directors;
- consummation of certain business combinations or transactions (e.g., merger, share exchange) involving a sale or other disposition of all or substantially all of the assets of Valero.

In the agreements, "cause" is defined to mean, generally, the willful and continued failure of the executive to perform substantially the executive's duties or illegal or gross misconduct by the executive that is materially and demonstrably injurious to Valero. "Good reason" is defined to mean, generally:

- a diminution in the executive's position, authority, duties, or responsibilities;
- relocation of the executive (or increased travel requirements); or
- failure of Valero's successor to assume and perform under the agreement.

The following tables disclose potential payments (calculated per SEC regulations) to our named executive officers in connection with a change of control of Valero, and the notes thereto (where applicable) also contain or reference certain other termination scenarios and amounts.

If an NEO's employment is terminated for "cause," the NEO will not receive any benefits or compensation other than accrued salary or vacation pay that was unpaid as of the date of termination; therefore, there is no presentation of termination for "cause" below. We do not have separate employment with our NEOs. Such values are hypothetical assume that a change of control occurred on December 31, 2025, and that the NEO's employment was terminated on that date.

Mr. Fisher has a grandfathered form of change of control severance agreement that was entered into in 2007. The form of agreement for Mr. Riggs, Mr. Fraser, Mr. Simmons, and Mr. Walsh (entered into in 2016 and thereafter) represents the current form of agreement approved by our Human Resources and Compensation Committee. The current form of agreement requires termination of employment following a change of control (double trigger), for accelerated vesting of stock options and restricted stock, so long as the termination is (i) other than for "cause," in the case of involuntary termination; or (ii) for "good reason," in the case of voluntary termination (the grandfathered form of agreement for Mr. Fisher permits accelerated vesting of stock options and restricted stock upon occurrence of the change of control). For each of our NEOs, the acceleration of performance shares requires a double trigger. We had no outstanding stock option awards (vested or unvested) as of December 31, 2025. Other differences in amounts payable under Mr. Fisher's grandfathered form of agreement and the current form of agreement are described below.

A. Termination of Employment (i) by Valero other than for "Cause"; or (ii) by the Executive for "Good Reason" (1) ($)

Component of Payment	Riggs	Fraser	Simmons	Walsh	Fisher
Salary (2)	3,440,000	1,976,980	1,976,980	1,632,400	1,481,080
Bonus (2)	5,504,000	1,976,980	2,174,678	1,632,400	2,508,144
Pension, Excess Pension, and SERP	—	—	—	—	2,879,338
Contributions Under Defined Contribution Plans	—	—	—	—	103,676
Health & Welfare Benefits (3)	70,276	65,236	72,812	70,276	70,138
Outplacement Services	25,000	25,000	25,000	25,000	25,000
Accelerated Vesting of Restricted Stock (4)	8,392,150	3,129,150	3,184,661	1,757,480	1,471,296
Accelerated Vesting of Performance Shares (5)	3,889,216	1,386,645	1,458,110	821,438	660,602

B. Continued Employment Following Change of Control (6) ($)

Component of Payment	Riggs	Fraser	Simmons	Walsh	Fisher
Salary, Bonus, Pension, Excess Pension, SERP, Contributions under Defined Contribution Plans, Health & Welfare Benefits	(6)	(6)	(6)	(6)	(6)
Accelerated Vesting of Restricted Stock (4)	—	—	—	—	1,471,296

Footnotes:

(1) If the executive's employment is terminated by Valero other than for "cause," or if the executive terminates his or her employment for "good reason," the executive is generally entitled to receive the following:

(a) a lump sum cash payment equal to the sum of:

(i) accrued and unpaid compensation through the date of termination, including a pro-rata annual bonus (for this table, we assumed that the executive's bonus for the year of termination was paid at year end);

(ii) two times the sum of (A) the executive's annual base salary plus (B) the executive's eligible bonus amount;

(iii) for Mr. Fisher, the actuarial present value of the pension benefits (qualified and nonqualified) he would have received for an additional two years of service due to his grandfathered form of agreement that was entered into in 2007 (Mr. Riggs, Mr. Fraser, Mr. Simmons, and Mr. Walsh do not participate in this element); and

(iv) for Mr. Fisher, the equivalent of two years of employer contributions under Valero's tax-qualified and supplemental defined contribution plans due to his grandfathered form of agreement that was entered into in 2007 (Mr. Riggs, Mr. Fraser, Mr. Simmons, and Mr. Walsh do not participate in this element);

(b) continued health and welfare benefits for two years; and

(c) up to $25,000 of outplacement services at stated nominal value.

If employment is terminated by reason of death or disability, the executive's estate will be entitled to receive a lump sum cash payment equal to any accrued and unpaid salary and vacation pay plus a prorated bonus amount earned per the terms of the agreement.

In the case of disability, the executive would be entitled to disability and related benefits at least as favorable as those provided by Valero under its programs during the 120 days prior to the executive's termination of employment. If the executive voluntarily terminates employment other than for "good reason," he or she will be entitled to a lump sum cash payment equal to any accrued and unpaid salary and vacation pay plus a prorated bonus amount earned per the terms of the agreement. See also the captions "Long-Term Incentive Awards," "Post-Employment Benefits," "Accounting and Tax Treatment," and "Recent Chief Financial Officer Transition" under "Compensation Discussion and Analysis" above, and "Post-Employment Compensation," "Nonqualified Deferred Compensation," and "Outstanding Equity Awards at December 31, 2025" below. Our *Executive Compensation Clawback Policy* described under "Compensation Discussion and Analysis" above, could also impact payments.

(2) We assumed each executive's compensation at the time of the triggering event to be as stated below. The listed salary is equal to 12 times the NEO's highest monthly base salary paid in the 12 months preceding the triggering event (i.e., the highest annualized salary during 2025). The listed bonus amount for Mr. Fisher represents the highest bonus amount he earned in any of fiscal years 2025, 2024, and 2023 (the three years prior to the assumed change of control triggering event). The listed bonus amounts for Mr. Riggs, Mr. Fraser, Mr. Simmons, and Mr. Walsh, represent the target bonus percentage in effect prior to the assumed change of control triggering event, multiplied by the base salary shown in the table below.

Name	Salary ($)	Bonus ($)
R. Lane Riggs	1,720,000	2,752,000
Jason W. Fraser	988,490	988,490
Gary K. Simmons	988,490	1,087,339
Richard J. Walsh	816,200	816,200
Eric A. Fisher	740,540	1,254,072

(3) Under the change of control severance agreement, the executive is entitled to health and welfare benefits for two years following the date of termination.

(4) For Mr. Fisher, upon a change of control of Valero, the vesting periods on any outstanding stock options and shares of restricted stock are automatically accelerated to the date of the change of control. For Mr. Riggs, Mr. Fraser, Mr. Simmons, and Mr. Walsh, the vesting periods on any outstanding stock options and shares of restricted stock are accelerated following a change of control only upon the executive's termination of employment (double trigger) so long as the termination is (i) other than for "cause," in the case of involuntary termination; or (ii) for "good reason," in the case of voluntary termination. Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025. For shares of restricted stock, the amounts stated in the table represent the product of (a) the number of shares for which vesting is accelerated, and (b) $162.79 (the closing price of our Common Stock on December 31, 2025).

(5) Outstanding performance shares do not vest automatically upon a change of control of Valero. Instead, accelerated vesting of performance shares occurs when the executive's employment with Valero is terminated for certain specified reasons following a change of control (double trigger). In that event, the unvested performance shares held by the executive will vest on a partial, pro-rata basis (depending on length of service during the performance period) on the date of the executive's termination of employment. The amounts disclosed in the table assume that a change of control occurred December 31, 2025. Upon termination through qualified retirement, any performance shares that (i) have not yet vested or been forfeited; and (ii) were granted at least one year prior to the date of retirement, continue to remain outstanding and vest according to their original vesting schedule. Any outstanding performance shares that were granted within one year of the effective date of a qualified retirement are prorated based on the number of months worked from the grant date to retirement, and the prorated number of performance shares thereafter vest according to their original vesting schedule. Upon (i) a voluntary termination by the employee other than a qualified retirement; or (ii) termination by Valero for "cause" (generally, illegal or gross misconduct), unvested performance shares will be forfeited. Upon termination (i) through death or disability; or (ii) by Valero other than for "cause," the performance periods for any performance shares that have not yet vested or been forfeited are terminated as of such date, and vesting levels are determined based on the performance for each shortened performance period, if any. For outstanding performance shares previously awarded, the amount included in the table represents, where applicable, a prorated payout of shares of Common Stock based upon the executive's months of service during any shortened performance period ending December 31, 2025 (pro-rata shares times $162.79, the closing price of our Common Stock on December 31, 2025), assuming a payout at 100%.

(6) The change of control severance agreements provide for a three-year term of employment following a change of control, and generally provide that the executive will continue to enjoy compensation and benefits per the terms in effect prior to the change of control. In addition, for Mr. Fisher, all outstanding stock options and shares of restricted stock will vest on the date of the change of control (see footnote (4) above).

DIRECTOR COMPENSATION

The following table summarizes compensation earned by our directors in 2025.

	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Fred M. Diaz	130,000	200,082	330,082
H. Paulett Eberhart	205,000	200,082	405,082
Marie A. Ffolkes	130,000	200,082	330,082
Kimberly S. Greene	155,000	200,082	355,082
Deborah P. Majoras	155,000	200,082	355,082
Eric D. Mullins	130,000	200,082	330,082
Robert A. Profusek (retired at the 2025 annual meeting)	115,000	—	115,000
Robert L. Reymond	43,333	150,011	193,344
R. Lane Riggs (2)	—	—	—
Randall J. Weisenburger	130,000	200,082	330,082
Rayford Wilkins, Jr.	155,000	200,082	355,082

Footnotes to Director Compensation Table:

(1) The amounts shown represent the grant date fair value of stock unit awards granted in 2025, calculated pursuant to FASB ASC Topic 718. In 2025, each non-employee director who was re-elected at our annual meeting of stockholders held on May 6, 2025, received an equity grant in the form of 1,909 stock units (described below) valued at $200,000 calculated pursuant to FASB ASC Topic 718 (with the number of units rounded up to avoid fractional units), and each such director elected the one-year holding period option with respect to such units (described below). In addition, Mr. Reymond received a pro-rata grant of 924 stock units upon his initial election to the Board on September 18, 2025. Additional information about the components of our stock-based compensation program is set forth in Note 14 of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2025 and in "Compensation Discussion and Analysis" above. See also our 2020 OSIP. Valero did not grant stock options to any director in 2025.

The following table presents for each non-employee director serving in 2025 the number of outstanding stock units as of December 31, 2025. Valero had no outstanding stock option awards (vested or unvested) as of December 31, 2025.

Name	Outstanding Stock Units (#)*
Fred M. Diaz	3,290
H. Paulett Eberhart	3,290
Marie A. Ffolkes	3,290
Kimberly S. Greene	3,290
Deborah P. Majoras	3,290
Eric D. Mullins	3,290
Robert A. Profusek (retired at the 2025 annual meeting)	1,381
Robert L. Reymond	924
Randall J. Weisenburger	3,290
Rayford Wilkins, Jr.	3,290

* For all directors listed in the table above (other than Mr. Reymond, who was elected after the 2025 annual meeting), this amount includes 1,381 stock units that vested at the 2025 annual meeting, subject to a one-year holding period.

(2) Mr. Riggs did not receive any compensation as a director of Valero in 2025. Mr. Riggs' 2025 compensation as Chief Executive Officer and President is presented in this proxy statement in the compensation tables for our named executive officers under "Executive Compensation" above. See also "Compensation Discussion and Analysis" above. Directors who are employees of Valero do not receive compensation for serving as directors.

Our non-employee directors earn an annual cash retainer of $130,000. Valero pays an annual retainer in lieu of separate meeting fees. In addition to the retainer, in 2025 directors who chaired the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee earned an additional $25,000 cash payment for their service as chair, and an additional $50,000 cash payment was made for serving as Lead Director. Non-employee directors are reimbursed for expenses of meeting attendance, if any. No non-employee director received perquisites or other personal benefits in 2025 having a total value of $10,000 or more, or had a different compensation arrangement than as described herein. See footnote (6) to the Summary Compensation Table above for information regarding the valuation of perquisites and other personal benefits. In addition to annual cash payments, in 2025 each non-employee director who was re-elected on the date of our 2025 annual meeting of stockholders received an equity grant in the form of stock units (described below) valued at $200,000 (calculated pursuant to FASB ASC Topic 718). Grants of equity awards supplement the cash compensation paid to our non-employee directors and serve to increase their identification with the interests of our stockholders through equity ownership. Non-employee directors are expected to hold shares of Common Stock having a value equal to at least five times the annual cash retainer and have five years from the date of their initial election to the Board to meet this guideline, as described under "Compensation Discussion and Analysis—Compensation-Related Policies—Stock Ownership and Retention Guidelines" above.

Each stock unit represents the right to receive one share of Valero Common Stock, and is scheduled to vest (become nonforfeitable) in full on the date of Valero's next annual meeting of stockholders for the election of directors. Such stock units do not have voting rights and are not transferable. Non-employee directors may elect to defer receipt of the shares of Common Stock for an additional one year following the vesting date of the stock units (a one-year holding period), although we have historically not permitted such election with respect to a grant upon a director's initial election to the Board. In 2025, the impact of the election of a one-year holding period under FASB ASC Topic 718 was determined by our independent actuary and applied to the closing price used in determining the number of stock units subject thereto. The stock unit award includes a dividend equivalent award, representing the right to receive, on the vesting date (or, if applicable, the holding period expiration date) of the stock unit award, a payment in cash in an amount equal to the cumulative amount of dividends paid to holders of Common Stock during the period when the stock unit remained outstanding prior to vesting (or, if applicable, the holding period expiration date), calculated as if each stock unit held by the director was an outstanding share of Common Stock. Effective on the vesting of a non-employee director's stock units (or, if applicable, the holding period expiration date), the director may elect to receive either 22 percent or 37 percent of the fair market value of the aggregate number of shares of Common Stock to be delivered on such date in cash, with the remainder paid in shares of Common Stock. The Board has approved a limitation on the amount of equity compensation that may be paid to our non-employee directors in any year. As provided in our 2020 OSIP, a non-employee director may not receive in any calendar year awards payable in shares of Common Stock that have a fair market value greater than $500,000 in the aggregate. The Board selected $500,000 as the amount of the limitation because it determined that this places a meaningful limit on awards to our non-employee directors. While the amount of equity compensation awarded to our non-employee directors in recent years has been considerably lower than this limit, the Board concluded that setting a limitation at this level provides a reasonable degree of flexibility to make adjustments that may in the future be deemed appropriate or necessary for our director compensation program to remain competitive in the market.

The Human Resources and Compensation Committee reviews our non-employee director compensation program at least annually with assistance and input from the independent compensation consultant. The annual review includes an assessment of the director compensation programs of our peers and of industry trends and developments. In 2023, following the Human Resources and Compensation Committee's review of our non-employee director compensation program and the programs of our peers, the committee determined that no changes were warranted at such time, other than a modest increase in the additional cash payment to our Lead Director from $35,000 to $50,000 beginning in 2024 to better align with peer median levels. This was the first time the additional cash payment to our Lead Director had been increased since 2020. **The non-employee director annual cash retainer, annual equity grant value, and additional cash payment for committee chairs have each stayed flat since 2020, and no changes were approved with respect to any element of our non-employee director compensation program in 2025. Non-employee directors are also not paid extra for sitting on multiple Board committees.**

The non-employee director annual cash retainer, annual equity grant value, and additional cash payment for committee chairs have each stayed flat since 2020, and no changes were approved in 2025.

PAY RATIO DISCLOSURE

The median of the annual total compensation of all employees of Valero for 2025, except our CEO, was $211,035, and the annual total compensation of our CEO, Mr. Riggs, for 2025 was $34,228,523 (as disclosed in the Summary Compensation Table above). As a result, our CEO's 2025 annual total compensation was approximately 162 times that of the median annual total compensation of all such employees of Valero.

To determine the median of the annual total compensation of all such employees, we first identified the median employee using the sum of base pay, additional earnings, annual bonus, and the grant date fair value of any long-term incentive awards. Once the median employee was identified, we then determined the median employee's annual total compensation as of December 31, 2025, using the Summary Compensation Table methodology set out in Item 402(c)(2)(x) of SEC Regulation S-K.

The pay ratio is based on a December 31, 2025, total employee population (U.S. and non-U.S.) of 9,811 employees. To determine the median employee for purposes of this disclosure, following the *de minimis* exemption under Item 402(u)(4)(ii) of SEC Regulation S-K, we excluded all of our employees in Mexico (54 employees) and Peru (116 employees); the excluded employees represented less than 5 percent of our total employees. We did not exclude any employees under the data privacy exemption of Item 402(u)(4)(i) of SEC Regulation S-K.

For 2024, our pay ratio was based on our median employee as of December 31, 2024. Such median employee since left Valero. As a result, our pay ratio for 2025 is based on the median employee as of December 31, 2025. **Our pay ratio this year was affected by our use of a different median employee. Our pay ratio in any given year can also increase or decrease due to a number of variables that make this calculation inherently subject to volatility and limit the ability to draw clear trends therefrom.** These variables include, among others, (i) the need to use a different median employee at least once every three years under SEC rules; (ii) changes in pension value, which can change significantly from year-to-year due to factors such as the actuarial assumptions used in a given year (primarily the discount rates used to determine the present value of accumulated benefits) and may affect the median employee and the CEO differently depending on plan eligibility and age; and (iii) fluctuations in stock price and company performance, which typically have a larger effect on our CEO's compensation given the greater percentage of at risk (variable) LTI pay within our CEO's overall pay mix than other employees.

	Median Employee to CEO Pay Ratio	
	Median Employee ($)	**Summary Compensation Table - CEO ($)**
Salary	140,586	1,720,000
Stock Awards	—	15,760,536
Non-Equity Incentive Plan Compensation	12,991	5,482,810
Change in Pension Value and Non-qualified Deferred Compensation Earnings	32,164	10,839,917
All Other Compensation	25,294	425,260
Total Compensation	211,035	34,228,523
Median Employee to CEO Pay Ratio	1:162	

SEC PAY VERSUS PERFORMANCE

In accordance with SEC rules, we are providing the following disclosure regarding executive compensation for Valero's principal executive officer ("PEO") and Non-PEO NEOs and company performance for the fiscal years listed below. These SEC rules require the below disclosures and calculations with respect to executive compensation metrics (such as "Compensation Actually Paid") and company performance measures that are separate and different from the disclosures and calculations required by the SEC in other areas of this proxy statement. The Human Resources and Compensation Committee did not consider the pay versus performance disclosure or calculations reflected below in making its compensation decisions for any of the years shown.

							Value of Initial Fixed $100 Investment Based On: (4)			
Year	Summary Compensation Table Total for Mr. Riggs (1) ($)	Summary Compensation Table Total for Mr. Gorder (1) ($)	Compensation Actually Paid to Mr. Riggs (1)(2)(3) ($)	Compensation Actually Paid to Mr. Gorder (1)(2)(3) ($)	Average Summary Compensation Table Total for Non-PEO NEOs (1) ($)	Average Compensation Actually Paid to Non-PEO NEOs (1)(2)(3) ($)	TSR ($)	Peer Group TSR ($)	Net Income (5) ($MM)	Adjusted EPS (5) ($)
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	34,228,523	(1)	31,442,695	(1)	9,531,365	9,911,318	346.01	251.49	2,246	10.61
2024	22,412,292	(1)	18,428,247	(1)	6,191,270	6,336,935	252.46	253.25	3,006	8.48
2023	20,140,932	30,041,532	15,025,453	30,270,251	9,269,079	7,376,951	260.04	278.17	9,149	24.90
2022	(1)	20,145,093	(1)	35,823,343	5,814,701	10,262,307	245.61	256.82	11,879	29.16
2021	(1)	22,691,886	(1)	26,024,576	8,393,358	7,384,101	140.33	153.44	1,288	2.81

Footnotes to SEC Pay Versus Performance Table:

(1) Two individuals served as PEO during 2023. R. Lane Riggs was elected as our CEO and President effective as of the close of business on June 30, 2023. Joseph W. Gorder served as our CEO (i) in 2023 until the close of business on June 30, 2023, the effective date of his retirement as CEO; and (ii) for each of the years prior to 2023 shown in the table above. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2021	2022	2023	2024	2025
Jason W. Fraser	Jason W. Fraser	Jason W. Fraser	Jason W. Fraser	Jason W. Fraser
R. Lane Riggs	R. Lane Riggs	Gary K. Simmons	Gary K. Simmons	Gary K. Simmons
Gary K. Simmons	Gary K. Simmons	Richard J. Walsh	Richard J. Walsh	Richard J. Walsh
Cheryl L. Thomas	Cheryl L. Thomas	Cheryl L. Thomas	Eric A. Fisher	Eric A. Fisher

(2) The amounts shown for Compensation Actually Paid are calculated in accordance with Item 402(v) of SEC Regulation S-K and do not reflect compensation actually earned, realized, or received. These amounts reflect the Summary Compensation Table Total with certain adjustments in accordance with Item 402(v) of SEC Regulation S-K as described in footnote (3) below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for each PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718 and Item 402(v) of SEC Regulation S-K. Amounts in the Exclusion of Stock Awards and the Exclusion of Change in Pension Value columns, respectively, are the totals from the "Stock Awards" and "Change in Pension Value and Non-qualified Deferred Compensation Earnings" columns in the Summary Compensation Table. The amounts in Inclusion of Pension Service Cost and Prior Service Cost are based on the service cost for services rendered during the listed year and prior service cost, calculated as the entire cost of benefits granted (or credit for benefits reduced) in a plan amendment (or initiation) during the listed year that are attributed by the benefit formula to services rendered in periods prior to the amendment.

Year	Summary Compensation Table Total for Mr. Riggs ($)	Exclusion of Change in Pension Value for Mr. Riggs ($)	Exclusion of Stock Awards for Mr. Riggs ($)	Inclusion of Pension Service Cost and Prior Service Cost for Mr. Riggs ($)	Inclusion of Equity Values for Mr. Riggs ($)	Compensation Actually Paid to Mr. Riggs ($)
2025	34,228,523	(10,839,917)	(15,760,536)	752,500	23,062,125	31,442,695

(footnote (3) to SEC Pay Versus Performance Table continues on the following page)

Footnotes to SEC Pay Versus Performance Table (cont'd):

footnote (3) continued

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost and Prior Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	9,531,365	(2,256,388)	(4,491,886)	458,188	6,670,039	9,911,318

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Mr. Riggs ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Mr. Riggs ($)	Vesting-Date Fair Value of Equity Awards Granted and Vested During Year for Mr. Riggs ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Mr. Riggs ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Mr. Riggs ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Mr. Riggs ($)	Total - Inclusion of Equity Values for Mr. Riggs ($)
2025	16,497,551	922,831	2,414,989	3,001,226	—	225,528	23,062,125

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted and Vested During Year Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2025	4,760,555	266,707	677,450	900,123	—	65,204	6,670,039

(4) The Peer Group TSR set forth in this table utilizes a custom group of peers, which we also utilize in the stock performance graph required by Item 201(e) of SEC Regulation S-K included in our annual report on Form 10-K for the year ended December 31, 2025. The comparison assumes $100 was invested for the period starting December 31, 2020, through the end of the listed year in Valero and in the custom group of peer issuers used in our performance graph, respectively. Historical stock performance is not necessarily indicative of future stock performance. Our selected peer group comprises the following eleven members: ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund (XLE); EOG Resources, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; Phillips 66; and LyondellBassell Industries N.V. (the "Peer Group"). The returns of each component issuer of the group have been weighted according to their stock market capitalization at the beginning of each period. The Energy Select Sector SPDR Fund (XLE) serves as a proxy for stock price performance of the energy sector and includes energy companies with which we compete for capital. We believe that the Peer Group represents a group of issuers for making head-to-head performance comparisons in a competitive operating environment that is primarily characterized by U.S.-based companies that have business models predominantly consisting of downstream refining operations, together with similarly sized energy companies that share operating similarities to us, and that are in adjacent segments of the oil and gas industry.

(5) Net income reflects net income as reported in Valero's audited financial statements. We determined adjusted EPS to be the most important financial performance measure used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2025, and also in 2024, 2023, and 2022 (the first year we were required to disclose such measure). We may determine a different financial performance measure to be the most important financial performance measure in future years. Adjusted EPS is not defined under GAAP and is considered a non-GAAP financial measure. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" above for adjustments and a description of how 2025 adjusted EPS is calculated from our audited financial statements. Adjusted EPS amounts in this column reflect the amounts actually used by the Human Resources and Compensation Committee for compensation determinations in such year, and does not reflect any out-of-period adjustments that did not impact Valero's EPS as reported in Valero's audited financial statements.

(footnote (5) to SEC Pay Versus Performance Table continues on the following page)

Footnotes to SEC Pay Versus Performance Table (cont'd):

footnote (5) continued

For prior years, adjustments from EPS attributable to Valero stockholders – assuming dilution consist of: for 2024, project liability adjustment and second-generation biofuel tax credit; for 2023, gain on early retirement of debt; for 2022, gain on sale of an ethanol plant, gain on early redemption and retirement of debt, adjustment for renewable volume obligations modification, adjustment for an environmental reserve associated with a non-operating site, adjustment for a pension settlement charge, adjustment for foreign withholding tax, and adjustment for asset impairment loss; and for 2021, gain on sale of a portion of our interest in the MVP joint venture, impairment charge for cancellation of the Diamond Pipeline extension, loss on early redemption and retirement of debt, adjustment for changes in certain statutory tax rates, and adjustment for change in estimated useful life of two ethanol plants. Adjusted EPS amounts for years presented prior to 2025, and a further reconciliation and discussion of how such amounts are calculated from our audited financial statements, can be found in the "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" sections of our proxy statements filed with the SEC on March 18, 2025, March 26, 2024, March 22, 2023, and March 17, 2022, respectively.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Valero TSR

The following graph sets forth the relationship between Compensation Actually Paid to our PEO(s), the average of Compensation Actually Paid to our non-PEO NEOs, and Valero's cumulative TSR over the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Valero Energy Corporation TSR (FYE 2020 = $100)


Compensation Actually Paid ($ in Millions)
0
10
20
30
40
Company TSR (FYE 2020 Index = $100)
100
200
300
100
140.33
245.61
260.04
252.46
346.01
26.02
7.38
35.82
10.26
15.03
30.27
7.38
18.43
6.34
31.44
9.91
2020
2021
2022
2023
2024
2025
Fiscal Year
Compensation Actually Paid to Mr. Riggs
Compensation Actually Paid to Mr. Gorder
Average non-PEO NEO Compensation Actually Paid
Valero Energy Corporation TSR

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Valero Net Income

The following graph sets forth the relationship between Compensation Actually Paid to our PEO(s), the average of Compensation Actually Paid to our non-PEO NEOs, and our Net Income during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Valero Energy Corporation Net Income



Compensation Actually Paid ($ in Millions)
Net Income ($ in Millions)
40
30
20
10
0
12,000
9,000
6,000
3,000
0
26.02
7.38
1,288
11,879
35.82
10.26
9,149
30.27
15.03
7.38
18.43
3,006
6.34
31.44
9.91
2,246
2021
2022
2023
2024
2025
Compensation Actually Paid to Mr. Riggs
Compensation Actually Paid to Mr. Gorder
Average non-PEO NEO Compensation Actually Paid
Valero Energy Corporation Net Income

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that Valero considers to have been the most important in linking Compensation Actually Paid to our PEO and other NEOs for 2025 to company performance. The measures in this table are not ranked.

Financial Performance Measures
Adjusted EPS
Relative TSR

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Valero Adjusted EPS

The following graph sets forth the relationship between Compensation Actually Paid to our PEO(s), the average of Compensation Actually Paid to our non-PEO NEOs, and our adjusted EPS during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Valero Energy Corporation Adjusted EPS


Compensation Actually Paid ($ in Millions)
Adjusted EPS ($ Per Share)
40
30
20
10
0
26.02
7.38
2.81
35.82
29.16
10.26
30.27
24.90
15.03
7.38
18.43
8.48
6.34
31.44
10.61
9.91
2021
2022
2023
2024
2025
Compensation Actually Paid to Mr. Riggs
Compensation Actually Paid to Mr. Gorder
Average non-PEO NEO Compensation Actually Paid
Valero Energy Corporation Adjusted EPS

Description of Relationship Between Company TSR and Peer Group TSR

The following graph compares our cumulative TSR over the five most recently completed fiscal years to that of the Peer Group as discussed in footnote (4) above.

Comparison of Cumulative TSR of Valero Energy Corporation and an Index of Peers (FYE 2020 = $100)


TSR ($)
400
300
200
100
100.00
100.00
153.44
140.33
256.82
245.61
278.17
260.04
253.25
252.46
346.01
251.49
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
12/31/2025
Valero Energy Corporation TSR
Peer Group TSR

PROPOSAL NO. 2—Advisory vote to approve compensation of named executive officers

(ITEM 2 ON THE PROXY CARD)

☑ **The Board recommends that Valero's stockholders vote "FOR" this proposal**

Our Board and our stockholders have determined to hold an advisory vote on executive compensation ("say-on-pay"), as required pursuant to Section 14A of the Exchange Act, every year. Accordingly, stockholders are being asked to vote to approve the 2025 compensation of our named executive officers as such compensation is disclosed pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and other narrative compensation disclosures required by Item 402. This proxy statement contains all of these required disclosures.

The Board requests that Valero's stockholders approve the following resolution:

> **"RESOLVED**, that the compensation paid to Valero's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved."

Voting Standard, General Effect of the Vote, and Proxies. Proxies submitted will be voted for approval of the proposal unless otherwise specified. Approval of this proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote. Because the vote on this proposal is advisory, it will not affect compensation already paid or awarded to any named executive officer and will not be binding on Valero, the Board, or the Human Resources and Compensation Committee. The Board and the Human Resources and Compensation Committee, however, will review the voting results and take into account the outcome in determining future annual compensation for the named executive officers. See "2026 Annual Meeting of Stockholders—Important Voting and Meeting Information" below for additional information, including with respect to the voting standard, the general effect of the vote, and proxies.

***2025 Say-on-Pay*. For more information related to our 2025 say-on-pay vote see "Key Adjustments and Changes Made to Our 2025 Executive Compensation Program" and "2025 Say-on-Pay Engagement Efforts and Response" under "Compensation Discussion and Analysis—Executive Compensation in Summary" above.**

PROPOSAL NO. 3—Ratify appointment of KPMG LLP as independent auditor

(ITEM 3 ON THE PROXY CARD)

☑ **The Board recommends that Valero's stockholders vote "FOR" this proposal**

The Audit Committee determined on February 25, 2026, to engage KPMG LLP ("KPMG") as Valero's independent registered public accounting firm for the fiscal year ending December 31, 2026. KPMG has served as Valero's independent registered public accounting firm since 2004.

The Audit Committee is directly responsible for the appointment, compensation determination, retention, and oversight of the independent auditor retained to audit Valero's financial statements. The Audit Committee is responsible for the audit fee negotiations and fee approval associated with Valero's retention of the independent auditing firm.

The Audit Committee annually reviews and evaluates the qualifications, performance, and independence of Valero's independent auditing firm, and reviews and evaluates the lead engagement partner of the independent auditor team. In conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee is involved in the selection of the audit firm's new lead engagement partner. To monitor auditor independence and continued audit effectiveness, the Audit Committee periodically considers whether there should be a rotation of the independent auditing firm.

The members of the Audit Committee and the Board have determined that the continued retention of KPMG to serve as Valero's independent registered public accounting firm for the fiscal year ending December 31, 2026, is in the best interests of Valero and its stockholders. Accordingly, the Board requests that Valero's stockholders approve the following resolution:

> "**RESOLVED**, that the appointment of the firm of KPMG LLP as Valero's independent registered public accounting firm for the purpose of conducting an audit of the consolidated financial statements and the effectiveness of internal control over financial reporting of Valero and its subsidiaries for the fiscal year ending December 31, 2026, is hereby approved and ratified."

KPMG Annual Meeting Attendance. One or more representatives of KPMG are expected to be present at the Annual Meeting to respond to appropriate questions raised at the Annual Meeting or make appropriate statements at the Annual Meeting.

Voting Standard, General Effect of the Vote, and Proxies. The affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote is required for adoption of this proposal. If the appointment is not approved, the adverse vote will be considered as an indication to the Audit Committee that it should select another independent registered public accounting firm for the following year. Because of the difficulty and expense of making any substitution of public accountants so long after the beginning of the current year, it is contemplated that the appointment for 2026 will be permitted to stand unless the Audit Committee finds other good reason for making a change. See "2026 Annual Meeting of Stockholders—Important Voting and Meeting Information" below for additional information, including with respect to the voting standard, the general effect of the vote, and proxies.

KPMG LLP FEES

The following table presents fees for services provided to us by KPMG for the years shown ($ in millions).

	2025	2024
Audit Fees (1)	10.2	11.2
Audit-Related Fees (2)	0.9	0.5
Tax Fees (3)	0.5	0.5
All Other Fees (4)	—	—
total	11.6	12.2

Footnotes:

(1) Represents fees for professional services rendered for the audit of the annual financial statements included in Valero's annual report on Form 10-K, review of Valero's interim financial statements included in Valero's quarterly reports Form 10-Q, the audit of the effectiveness of Valero's internal control over financial reporting, and services that are normally provided by the principal auditor (e.g., comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the SEC).

(2) Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of Valero's financial statements and not reported under the caption for Audit Fees. For 2025, the fees relate primarily to the audit of Valero's benefit plans and other regulatory audits and real-time system implementation assessment services related to a systems upgrade. For 2024 the fees relate primarily to the audit of Valero's benefit plans and other regulatory audits.

(3) For 2025, the fees relate primarily to property tax, sales and use tax, and other general tax consulting and compliance services. For 2024, the fees relate primarily to property tax consulting and compliance services.

(4) Category represents fees for professional services, if any, other than the services reported under the preceding captions.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a pre-approval policy to address the pre-approval of certain services rendered to Valero by its independent auditor. The pre-approval policy requires that the Audit Committee review and pre-approve services performed by the independent auditor either (i) on a case-by-case basis; or (ii) by the adoption of a policy detailing the particular types of services that may be provided without case-by-case consideration. The policy-based pre-approval is available for certain audit, audit-related, tax, and other services. Separate pre-approval is required to authorize the annual financial statement audit and annual audit of Valero's internal control over financial reporting. The Audit Committee has delegated to its chair the authority to grant separate pre-approvals of services and fees in accordance with the pre-approval policy.

All of the services rendered by KPMG to Valero for 2025 and 2024 were pre-approved specifically by the Audit Committee or pursuant to our pre-approval policy. None of the services provided by KPMG were approved by the Audit Committee under the pre-approval waiver provisions of paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

REPORT OF THE AUDIT COMMITTEE FOR FISCAL YEAR 2025

Management is responsible for Valero's internal control over its financial reporting process. KPMG, Valero's independent registered public accounting firm for the fiscal year ended December 31, 2025, is responsible for performing an independent audit of Valero's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"), and an audit of the effectiveness of Valero's internal control over financial reporting in accordance with the standards of the PCAOB, and to issue KPMG's reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee approves the selection and appointment of Valero's independent registered public accounting firm and recommends the ratification of its selection and appointment to our Board.

The Audit Committee has reviewed and discussed Valero's audited financial statements with management and KPMG. The committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee has received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with KPMG that firm's independence.

Based on the foregoing review, discussions, and other matters the Audit Committee determined to be relevant and appropriate, the Audit Committee recommended to the Board that the audited financial statements of Valero be included in its annual report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

Audit Committee:

H. Paulett Eberhart, Chair
Fred M. Diaz
Eric D. Mullins

The material in this Report of the Audit Committee is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any of Valero's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, respectively, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.

ADDITIONAL INFORMATION—BOARD INDEPENDENCE, RELATED PARTY MATTERS, AND BENEFICIAL OWNERSHIP

Independence of Our Directors

Independent Directors. Our *Corporate Governance Guidelines* require a majority of the Board to be independent. The Board presently has nine non-management directors who are independent and one member who is not independent. R. Lane Riggs (our Chairman, CEO and President) is an employee of Valero and is not an independent director under NYSE listing standards and Valero's *Corporate Governance Guidelines*.

The Board determined that all of our non-management directors who served on the Board at any time in 2025, and all who currently serve on the Board, satisfy the Board's independence requirements. Those independent directors are/were:

Fred M. Diaz	Deborah P. Majoras	Robert L. Reymond
H. Paulett Eberhart	Eric D. Mullins	Randall J. Weisenburger
Marie A. Ffolkes	Robert A. Profusek*	Rayford Wilkins, Jr.
Kimberly S. Greene		

* Mr. Profusek retired from the Board at the 2025 annual meeting of stockholders.

Independent Committees. The Board's Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee are each composed entirely of directors who satisfy the applicable independence standards of the SEC and NYSE. Each member of the Audit Committee also meets the additional independence standards for Audit Committee members required by the SEC.

Independence Standards and Determination. The Board determines independence on the basis of the standards specified by the NYSE, the standards listed in our *Corporate Governance Guidelines*, SEC rules, and other facts and circumstances the Board may consider relevant. Under the NYSE's listing standards, a director is not deemed independent unless the Board affirmatively determines that the director has no material relationship with Valero. While the Board considers all relevant facts and circumstances in making its independence determinations with respect to each director, our *Corporate Governance Guidelines* set forth certain categorical standards or guidelines to assist the Board in making such determinations. A director's relationship with Valero falls within the guidelines adopted by the Board if it (as applicable):

- is not a relationship that would preclude a determination of independence under Section 303A.02(b) of the NYSE Listed Company Manual;
- consists of charitable contributions by Valero to an organization in which a director is an executive officer that do not exceed the greater of $1 million or two percent of the organization's gross revenue in any of the last three years;
- consists of charitable contributions to any organization with which a director, or any member of a director's immediate family, is affiliated as an officer, director, or trustee pursuant to a matching gift program of Valero and made on terms applicable to employees and directors generally, or is in amounts that do not exceed $1 million per year; and
- is not a relationship required to be disclosed by Valero under Item 404 of SEC Regulation S-K (regarding related-party transactions).

The Board and the Nominating and Corporate Governance Committee have reviewed pertinent information concerning the background, employment, and affiliations (including applicable commercial, legal, accounting, and charitable affiliations, and familial and personal relationships) of our directors, including the matters discussed under "Certain Relationships and Transactions with Related Persons" below, and the fact that some of our directors are directors of, or otherwise affiliated with, other companies or organizations that we do business with or make contributions to in the ordinary course of our business, in light of the categorical standards or guidelines noted above and our *Related Party Transactions Policy* discussed below. Following this review, the Board (upon recommendation from the Nominating and Corporate Governance Committee) determined that each of our non-management directors and each member of the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee has no material relationship with Valero, and is therefore independent. Other than Mr. Riggs, the principal occupation and employment of our director nominees as set forth in their respective biographies in "Proposal No. 1—Election of directors—Nominees" above was not with Valero, or a subsidiary or affiliate thereof.

Certain Relationships and Transactions with Related Persons

Our Board has adopted a *Related Party Transactions Policy* to establish procedures for the notification, review, approval, ratification, and disclosure of related-party transactions. Under the policy, a related-party transaction is a transaction, arrangement, or relationship in which (i) Valero (including any of its subsidiaries) was, is, or will be a participant; (ii) the amount involved exceeds $120,000; and (iii) any “related person” (generally, those who meet this definition under Item 404 of SEC Regulation S-K) had, has, or will have a direct or indirect material interest. Related persons are required provide prompt notice of proposed or potential related-party transactions, and those that our General Counsel determines would constitute a related-party transaction under the policy are submitted to the Nominating and Corporate Governance Committee for its review and approval (or ratification, if necessary) based on relevant facts and circumstances. Such review and approval is not required for the following transactions or interests: generally, those (i) that meet any of the categorical standards or guidelines for director independence noted above; (ii) where the related person is not involved in negotiating terms, does not receive any special benefits, and does not own more than five percent of the equity of another party thereto; and (iii) involving certain Board approved indemnification or advancement of expenses. See also “Director Overboarding Policy” under “How Our Board is Structured, Governed, and Operates” above. We also have a *Conflicts of Interest Policy* to address instances where an employee’s or a director’s private interests may conflict with Valero’s interests, which is provided on our intranet website. A conflicts of interest committee (composed of Valero employees) helps administer the policy and determine whether any employee’s or director’s private interests may interfere with Valero’s interests. Conflicts of interest are also addressed in our *Code of Business Conduct and Ethics*. Any waiver of any provision of this code for executive officers or directors may only be made by the Board. See “Miscellaneous—Governance Documents and Codes of Ethics” below. As noted in “Compensation Discussion and Analysis” above, for security and efficiency reasons, Mr. Riggs is required to use the corporate aircraft for all business and personal travel whenever it is feasible. Mr. Riggs is party to an Aircraft Time Sharing Agreement pursuant to which he reimburses us for certain personal travel within amounts permitted under U.S. FAA regulations. A copy of the form of such agreement is filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2025. Since the beginning of Valero’s last fiscal year, transactions thereunder have not involved amounts exceeding $120,000 and have not constituted related-party transactions. Nonetheless, such transactions and this relationship are reviewed at least annually by the Nominating and Corporate Governance Committee.

Beneficial Ownership of Valero Securities

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

This table describes each person or group of affiliated persons known to be a beneficial owner of more than 5 percent of our Common Stock. The information is based on the latest reports filed by such persons with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	38,880,432 (1)	12.36% (1)
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	22,969,760 (2)	7.30% (2)
State Street Corporation State Street Financial Center One Congress Street, Suite 1 Boston, MA 02114-2016	22,758,725 (3)	6.68% (3)

(1) The Vanguard Group filed with the SEC Amendment No. 12 to its Schedule 13G on April 30, 2025, reporting that it or certain of its affiliates beneficially owned in the aggregate 38,880,432 shares as of March 31, 2025, for which it had no sole voting power, shared voting power for 401,512 shares, sole dispositive power for 37,375,413 shares, and shared dispositive power for 1,505,019 shares.

(2) BlackRock, Inc. filed with the SEC Amendment No. 15 to its Schedule 13G on April 24, 2025, reporting that it or certain of its affiliates beneficially owned in the aggregate 22,969,760 shares as of March 31, 2025, for which it had sole voting power for 21,157,747 shares, no shared voting power, sole dispositive power for 22,969,760 shares, and no shared dispositive power.

(3) State Street Corporation filed with the SEC an amended Schedule 13G on January 30, 2024, reporting that it or certain of its affiliates beneficially owned in the aggregate 22,758,725 shares as of December 31, 2023, for which it had no sole voting power, shared voting power for 16,569,879 shares, no sole dispositive power, and shared dispositive power for 22,740,815 shares.

SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS

This table lists the beneficial ownership of our Common Stock as of February 27, 2026, by all directors and nominees, the named executive officers named in the Summary Compensation Table, and the directors and current executive officers of Valero as a group. No executive officer, director, or nominee for director owns any class of equity securities of Valero other than Common Stock. None of the shares listed below are pledged as security. The address for each person is One Valero Way, San Antonio, Texas 78249.

Name of Beneficial Owner	Shares Held (1)	Shares Under Options (2)	Total Shares	Percent of Class
Fred M. Diaz	3,782	—	3,782	*
H. Paulett Eberhart	14,794	—	14,794	*
Marie A. Ffolkes	1,944	—	1,944	*
Eric A. Fisher	52,037	—	52,037	*
Jason W. Fraser (retired)	142,887	—	142,887	*
Kimberly S. Greene	14,599	—	14,599	*
Deborah P. Majoras	29,221	—	29,221	*
Eric D. Mullins	10,290	—	10,290	*
Robert L. Reymond	451	—	451	*
R. Lane Riggs	389,126	—	389,126	*
Gary K. Simmons	247,490	—	247,490	*
Richard J. Walsh	119,215	—	119,215	*
Randall J. Weisenburger	111,758	—	111,758	*
Rayford Wilkins, Jr.	42,002	—	42,002	*
Directors and current executive officers as a group (14 persons)	1,065,308	—	1,065,308	*

* Indicates that the percentage of beneficial ownership does not exceed 1% of the class.

Footnotes:

(1) These amounts reflect the total shares of Common Stock held by our directors and nominees, named executive officers, and directors and current executive officers as a group, including shares allocated under Valero's Thrift Plan and shares of restricted stock, and, based on our knowledge and the effect of company policies/practices, sole voting and investment power. Any fractional shares are rounded up to the nearest whole number of shares.

(2) See "Director Compensation" above for more information on the outstanding stock units held by our non-management directors.

2026 ANNUAL MEETING OF STOCKHOLDERS—IMPORTANT VOTING AND MEETING INFORMATION

General Information

Our Board is soliciting proxies to be voted at our Annual Meeting to be held on May 7, 2026. The accompanying notice describes the time, place, and purpose of the Annual Meeting. Action may be taken at the Annual Meeting or on any date to which the meeting may be adjourned. Stockholders representing a majority of voting power present in person or represented by proxy at the Annual Meeting and entitled to vote will constitute a quorum. Our proxy materials are first being sent or made available on or about March 19, 2026, to stockholders entitled to vote at the Annual Meeting.

Notice of Internet Availability of Proxy Materials

We are furnishing our proxy materials to our stockholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, on March 19, 2026, we began mailing our *Notice of Internet Availability of Proxy Materials* (the "Notice") to many holders of shares of our Common Stock as of the Record Date, rather than a full paper set of our proxy materials. Using the notice-and-access method helps us to expedite stockholder access to our proxy materials and reduces the costs of printing and mailing a full paper set of our proxy materials to all stockholders.

The Notice provides instructions on how stockholders can access our proxy materials over the Internet and sets forth instructions on how shares can be voted. As more fully described in the Notice, stockholders may choose to access our proxy materials at www.proxyvote.com or may request a paper set of our proxy materials. In addition, the Notice and the website referenced therein provide information regarding how stockholders may request to receive our proxy materials in paper form by mail or by electronic delivery on an ongoing basis. Your choice for ongoing delivery will remain in effect unless you change it. Stockholders who previously affirmatively requested ongoing electronic delivery will receive instructions via email regarding how to access these materials electronically. Stockholders who previously affirmatively requested ongoing delivery of a paper set of our proxy materials will receive a full paper set by mail. Unless you have affirmatively requested ongoing electronic delivery, you should monitor your mail for delivery of a Notice or full paper set of proxy materials. If you receive a full paper set by mail, these proxy materials also include the proxy card or voting instruction form for the Annual Meeting. You may receive more than one Notice, proxy card, voting instruction form, email with instructions, and/or control number. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" below for more information. A single Notice or single copy of annual reports, proxy statements, prospectuses, and other disclosure documents may be sent to two or more stockholders sharing the same address. See the disclosures under "Miscellaneous—Householding" below for more information.

Proxies and Proxy Statement

What is a proxy? A proxy is your legal designation of one or more persons to vote the shares you own. The persons you designate are each called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (by voting electronically on the Internet, by telephone, or by signing and returning a proxy card or voting instruction form), you authorize the designated persons to represent you and vote your shares at the Annual Meeting in accordance with your instructions. Such designees may, to the extent permissible, also vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is a proxy statement? A proxy statement is a document that includes, among other disclosures, specified information that SEC rules require us to provide when the Board asks you to submit a proxy.

Record Date, Shares Outstanding, and Quorum

Holders of record of shares of our Common Stock at the close of business on the Record Date (March 11, 2026) are entitled to vote on the matters presented at the Annual Meeting. On the Record Date, 298,953,671 shares of Valero Common Stock were issued and outstanding, and entitled to one vote per share. Stockholders representing a majority of the voting power present in person or represented by proxy at the Annual Meeting and entitled to vote will constitute a quorum.

Virtual Meeting Format

This year's Annual Meeting will be held exclusively online, with no stockholder option to attend in person, at the following site:

meeting site: **www.virtualshareholdermeeting.com/VLO2026**

If you plan to attend the virtual Annual Meeting, you will need to visit www.virtualshareholdermeeting.com/VLO2026 and use the 16-digit control number provided in the Notice, proxy card, voting instruction form, or email with instructions in order to log into the meeting. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. See "Shares Registered Differently and Held in More Than One Account" below. Your vote is important! We encourage you to log into the website and access the webcast early, beginning approximately 15 minutes before the Annual Meeting's 11:00 a.m. (Central Time) start time. If you experience technical difficulties, you may contact the technical support telephone number posted on the meeting website. Additional information regarding the rules and procedures for participating in and voting at the virtual Annual Meeting will be provided in the meeting rules of conduct, which stockholders can view during the meeting on the meeting website. At this time, we have determined that the virtual meeting format most effectively facilitates stockholder participation, although we will continue to evaluate the most effective format based on changes in facts and circumstances.

Asking Questions and Participating in the Virtual Meeting

Stockholders who provide a valid 16-digit control number will be able to participate in the virtual Annual Meeting by asking questions and voting their shares as outlined below. We intend to offer the same participation opportunities to stockholders as would be provided at an in-person meeting. Questions may be submitted during the meeting by logging into the virtual Annual Meeting website using a valid 16-digit control number, and following the instructions on the website. Only stockholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting as time allows. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional discussion topics. If we are unable to respond to a stockholder's properly submitted question, we intend to post the question or its substance and our response on our website (under Investors). Questions will be addressed in accordance with the meeting's rules of conduct posted on the meeting's website.

Stockholders of Record vs. Beneficial Owners of Shares Held in Street Name

Stockholders of Record. You are the stockholder of record for any shares of Common Stock that you own directly in your name in an account with Valero's stock transfer agent, Computershare Investor Services, LLC ("Computershare"). See the disclosures under the caption "Transfer Agent" below for more information on Computershare.

Beneficial Owners. You are a beneficial owner of shares held in "street name" if your shares of Common Stock are held in an account with a broker, bank, or other holder of record as custodian on your behalf. The broker, bank, or other holder of record is considered the stockholder of record of these shares. As the beneficial owner, you have the right to instruct the broker, bank, or other holder of record how to vote your shares. If your shares of Common Stock are held by a broker, bank, or other holder of record, the Notice, proxy materials, or email with instructions are being forwarded to you by or on behalf of the broker, bank, or other holder of record, which is required to vote such shares in accordance with your instructions.

Common Stock Held by Certain Valero Benefit Plans

Plan Participants' Voting Rights. If you are a participant in (i) Valero's Thrift Plan; (ii) the Premcor Retirement Savings Plan (the "Premcor Plan"); or (iii) the Valero U.K. Share Incentive Plan, the Valero Energy Inc. Savings Plan (Canadian Plan - DPSP-RRSP-NREG), the Valero Equity Services Share Incentive Plan, or the Valero Ireland Share Participation Scheme (the "Other Plans" and, collectively with the Thrift Plan and the Premcor Plan, the "Plans" and each individually, a "Plan"), you are the beneficial owner of the shares of Common Stock that are allocated to your account in such Plans, and you have the right to instruct the voting of any such shares owned as of the Record Date. If you own shares of Valero Common Stock through a Plan, the Notice, proxy materials, or email with instructions are being forwarded to you by or on behalf of the applicable trustee or fiduciary for such Plan, which is required to vote such shares in accordance with your instructions.

Uninstructed Thrift Plan Shares. If you do not timely or properly vote the shares of Common Stock allocated to your Thrift Plan account as of the Record Date, the BPAC will instruct the trustee of the Thrift Plan with respect to the voting of such uninstructed shares in accordance with its established procedures, unless otherwise required by law.

Uninstructed Premcor Plan and Other Plan Shares. If you do not timely or properly vote the shares of Common Stock allocated to your account in the Premcor Plan or any Other Plan as of the Record Date, those shares may be voted as permitted under the applicable Plan documentation and the laws governing such Plan.

Voting Deadline and Shares Represented. Shares held through a Plan should be voted by 11:59 p.m. Eastern Time on May 4, 2026, in order to be timely processed and counted. For participants in a Plan, the proxy card and control number with respect to such shares will represent (in addition to any shares held individually of record by the participant) the shares allocated to the participant's account in any Plan as of the Record Date. For shares held through a Plan, the proxy card or proxy votes submitted by Internet or telephone using the control number with respect to such shares will, if timely submitted, constitute an instruction to the applicable trustee or fiduciary for such Plan on how to vote those shares, and will also vote by proxy any shares of Valero Common Stock registered in your name with Computershare (and vice versa).

Shares Registered Differently and Held in More Than One Account

If you receive more than one Notice, proxy card, voting instruction form, or email with instructions, that means your shares of Valero Common Stock are likely registered differently, and are held in more than one account. For example, you may own some shares of Valero Common Stock directly in your name in an account with Computershare (as in the case of unvested restricted shares) and/or may be the beneficial owner of shares of Valero Common Stock held in street name, such as shares held in a brokerage account. Additionally, the shares of Valero Common Stock that you beneficially own may be held in multiple accounts that are in turn held with one, or potentially multiple, brokers, banks, or other holders of record. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. To ensure that all of your shares of Common Stock are voted, please vote at least once for each control number you receive. You can vote electronically by visiting www.proxyvote.com and following the instructions on that website, or through the other methods listed under "Voting by Proxy" below.

Difficulty Locating or Obtaining One or More Control Numbers

The control number for each applicable account through which you hold shares of Valero Common Stock is 16 digits, in the xxxx xxxx xxxx xxxx format, and can be found on the respective Notice, proxy card, voting instruction form, or email with instructions with respect to such account and shares. As discussed above under "Shares Registered Differently and Held in More Than One Account," you may have more than one control number depending on the number of accounts through which you hold your shares, and how such shares are held.

Stockholders of Record and Plan Participants. Beginning approximately four weeks prior to the Annual Meeting, and through the close of the Annual Meeting, if you need assistance in locating a 16-digit control number for shares for which you are a stockholder of record, or for shares held through a Plan, please call Broadridge Financial Solutions, Inc. at (844) 983-0876 (U.S. toll-free) or (303) 562-9303 (international toll-free) for assistance.

Beneficial Owners. If you are a beneficial owner of shares held in street name, other than those beneficially owned through a Plan, you will need to contact the stockholder of record (e.g., your broker, bank, or other holder of record) for assistance with your 16-digit control number for any shares you hold in street name.

See "Stockholders of Record vs. Beneficial Owners of Shares Held in Street Name" above for more information.

Voting by Proxy

We encourage you to submit your proxy early prior to the virtual Annual Meeting, even if you plan to attend the virtual Annual Meeting, in order to ensure that all of your shares are properly and timely voted. To vote your shares, please follow the instructions in the Notice, proxy card, voting instruction form, or email with instructions. If you are a beneficial owner or a participant in any Plan, please carefully read the materials forwarded to you by or on behalf of the applicable Plan trustee or fiduciary (in the case of Plan participants), or your broker, bank, or other holder of record (in the case of other beneficial owners).

Stockholders can vote by proxy in three ways:

- **By Internet** – You can vote via the Internet by following the instructions in the Notice, proxy card, voting instruction form, or email with instructions, or by visiting www.proxyvote.com and following the instructions on that website.
- **By Telephone** – You can vote by telephone by following the instructions in the Notice, proxy card, voting instruction form, or email with instructions, or by calling (800) 690-6903 (toll-free) and following the instructions.
- **By Mail** – You can vote by mail by requesting (which includes any previous ongoing election for full-set mail delivery) a full set of proxy materials be sent to your home address, and you may complete the enclosed proxy card or voting instruction form and return it per the instructions on or included with the proxy card or voting instruction form.

If you vote by proxy, your shares will be voted at the Annual Meeting as you direct. If you execute your proxy but do not specify how you want your shares to be voted for a proposal, they will, to the extent permissible, be voted by the persons named as proxies in our proxy materials as the Board recommends for such proposal. See "Common Stock Held by Certain Valero Benefit Plans" above and "Broker Non-Votes" below for information on how uninstructed beneficially owned shares may be voted.

If you are a participant in any Plan, your proxy votes must be received by no later than 11:59 p.m. Eastern Time on May 4, 2026, in order to be timely processed and counted with respect to your Plan shares. If you are a stockholder of record, the control number you receive for your shares of Valero Common Stock held through any Plan will also represent the shares of Valero Common Stock registered in your name with Computershare as of the Record Date. While you may vote such registered shares up until 11:59 p.m. Eastern Time on May 6, 2026, or by attending and voting at the virtual Annual Meeting, any votes received after 11:59 p.m. Eastern Time on May 4, 2026, will not be timely with respect to shares held through any Plan, and may only apply to the shares of Valero Common Stock registered in your name with Computershare.

Changing and Revoking Proxies

Stockholders of record may change or revoke their proxy at any time before the Annual Meeting by Internet, phone, or mail if received prior to 11:59 p.m. Eastern Time on May 6, 2026, or by attending the Annual Meeting and following the voting instructions provided on the meeting website. If, however, you are a beneficial owner of shares held in street name, you must follow the instructions provided by or on behalf of your broker, bank, or other holder of record for changing or revoking your proxy. If your shares are held in any Plan, please refer to the voting instructions and relevant details in the materials provided to you by or on behalf of the applicable trustee or fiduciary for such Plan. If you are a stockholder of record, the proxy card and control number you receive for your shares of Common Stock held through any Plan will also represent the shares registered in your name with Computershare. See "Common Stock Held by Certain Valero Benefit Plans" and "Voting by Proxy" above and "Broker Non-Votes" below for information on how uninstructed beneficially owned shares may be voted and the Plan voting deadline.

Voting During the Annual Meeting

You must have the control number associated with each applicable account through which you hold shares of Valero Common Stock in order to vote the shares associated with such account. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" above for more information. **Control numbers change each year and are not reusable from year to year.** The control number for each applicable account through which you hold shares of Valero Common Stock is 16 digits, in the xxxx xxxx xxxx xxxx format, and can be found on the respective Notice, proxy card, voting instruction form, or email with instructions with respect to such account and shares. As discussed above, if you are a stockholder of record, the control number you receive for your shares held through any Plan will also represent the shares registered in your name with Computershare.

Stockholders of record and beneficial owners of shares held in street name (other than Plan participants with respect to shares held through any Plan) may vote shares held in a particular account during the virtual Annual Meeting by logging into the meeting website using the 16-digit control number associated with such shares and following the instructions provided on the website. If you are a beneficial owner or a participant in any Plan, please carefully read the materials forwarded to you by or on behalf of the applicable Plan trustee or fiduciary (in the case of Plan participants), or your broker, bank, or other holder of record (in the case of other beneficial owners). In order to vote all of your shares, you may need to log into the meeting website multiple times to vote the shares associated with each control number you receive. **Participants in any Plan will not be able to vote the shares of Valero Common Stock held through such Plans at the Annual Meeting. However, stockholders of record will still be able to vote the shares registered in their name with Computershare at the Annual Meeting, even if the deadline for voting shares held through a Plan has passed.** See "Difficulty Locating or Obtaining One or More Control Numbers" above for more information.

Required Votes

For Proposal No. 1, as required by Valero's bylaws, each director is to be elected by a majority of votes cast with respect to that director's election. Any director nominee who does not receive a majority of the votes cast is required to submit an irrevocable resignation to the Board, and the Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board will, within 90 days following certification of the election results, publicly disclose its decision regarding any such resignation and the rationale behind the decision. Proposals Nos. 2 and 3 require approval by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote.

Effect of Abstentions

Shares voted to abstain are treated as "present" for purposes of determining a quorum. In the election of directors (Proposal No. 1), pursuant to our bylaws, shares voted to abstain are not deemed "votes cast," and are accordingly disregarded. When approval for a proposal requires (i) the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote (Proposals Nos. 2 and 3); or (ii) the affirmative vote of a majority of the voting power of the issued and outstanding Common Stock, then shares voted to abstain have the effect of a negative vote (a vote "against").

Broker Non-Votes

Brokers holding shares must vote according to the specific instructions they receive from the beneficial owners of the stock. If your broker does not receive specific voting instructions from you, in certain cases the broker may vote the shares in the broker's discretion. The NYSE does not allow brokers to vote on certain proposals without specific instructions from the beneficial owner. This results in a "broker non-vote" on the proposal. A broker non-vote (i) is treated as "present" for purposes of determining a quorum; (ii) has the effect of a negative vote when a majority of the voting power of the issued and outstanding shares is required for approval of a particular proposal; and (iii) has no effect when a majority of the voting power of the shares present in person or represented by proxy and entitled to vote or a plurality or majority of the votes cast is required for approval.

Proposal No. 3 is deemed to be a routine matter under NYSE rules. A broker or other nominee generally may vote uninstructed shares on routine matters, and therefore no broker non-votes are expected to occur for Proposal No. 3. Proposals Nos. 1 and 2 are considered non-routine matters under NYSE rules. Because a broker or other nominee cannot vote without instructions on non-routine matters, we expect a number of broker non-votes to occur on these proposals.

Solicitation of Proxies

Valero pays the cost for soliciting proxies and conducting the Annual Meeting. In addition to solicitation by mail, proxies may be solicited by personal interview, telephone, email, other electronic sources, and similar means by directors, officers, and employees of Valero, none of whom will be specially compensated for such activities. Valero also intends to request that brokers, banks, other holders of record, nominees, custodians, and fiduciaries, forward our proxy materials to beneficial owners, and will reimburse such brokers, banks, other holders of record, nominees, custodians, and fiduciaries for certain expenses incurred by them for such activities. Valero has also retained Innisfree M&A Incorporated, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $30,000, plus reimbursement of certain out-of-pocket expenses and variable amounts for any additional proxy solicitation services.

MISCELLANEOUS

Governance Documents and Codes of Ethics

Our *Code of Ethics for Senior Financial Officers* applies to our principal executive officer, principal financial officer, and controller and charges these officers with responsibilities regarding honest and ethical conduct, the preparation and quality of the disclosures in documents and reports we file with the SEC, and compliance with applicable laws, rules, and regulations. We have also adopted a *Code of Business Conduct and Ethics* which applies to all of our employees and directors and covers topics such as, among others, conflicts of interests, competition and fair dealing, discrimination and harassment, and ethics helpline reporting. We intend to disclose any future amendment to, or waiver from, either of these codes by posting such information on our website.

In addition to such codes, we post the following documents, among others, on our website (under Investors > Governance & Engagement). A printed copy of these documents is available to any stockholder upon written request directed to Valero's Corporate Secretary at the address indicated below under "Stockholder Communications, Nominations, and Proposals."

- Restated Certificate of Incorporation
- Bylaws
- Code of Business Conduct and Ethics
- Code of Ethics for Senior Financial Officers
- Corporate Governance Guidelines
- Conduct Guidelines for Business Partners
- Audit Committee Charter
- Human Resources and Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter
- Sustainability and Public Policy Committee Charter
- Related Party Transactions Policy
- Compensation Consultant Disclosure Policy
- Executive Compensation Clawback Policy
- Political Contributions, Lobbying and Trade Associations Policy
- Policy on Vesting of Performance Shares Upon a Change of Control of Valero
- Health, Safety and Environmental Policy Statement
- Stock Ownership and Retention Guidelines for Directors and Officers

Stockholder Communications, Nominations, and Proposals

Stockholders and other interested parties may communicate with the Board, its non-management directors, and/or the Lead Director by sending a written communication addressed to "Board of Directors," "Non-Management Directors," or "Lead Director" in care of Valero's Corporate Secretary at the address indicated in the following paragraph with respect to stockholder proposals pursuant to Rule 14a-8 of the Exchange Act. Such correspondence will be forwarded as appropriate, except for personal grievances, business or personal solicitations/advertisements, or matters unrelated to the Board's functions or that are hostile, threatening, or profane.

In order to submit a stockholder proposal for inclusion in our proxy statement for the 2027 annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act, our Corporate Secretary must receive your written proposal by November 19, 2026, at our principal executive office at the following address: Valero Energy Corporation, Attn: Corporate Secretary, One Valero Way, San Antonio, Texas 78249. Such proposal must comply with Rule 14a-8 of the Exchange Act and otherwise be proper under applicable law, rules, and regulations, as well as our charter and bylaws. To present a stockholder proposal at the 2027 annual meeting of stockholders other than pursuant to Rule 14a-8 of the Exchange Act, or to nominate a person for election to our Board, you must follow the procedures stated in Article I, Section 9 of our bylaws (and any related provisions therein), including the requirement that your proposal be delivered in writing to Valero's Corporate Secretary not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, your notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day we first publicly announce the date of the 2027 annual meeting of stockholders. Stockholders who intend to solicit proxies in support of any of their own director nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act by March 8, 2027.

An eligible stockholder, or eligible group of stockholders, that wants to nominate a candidate for election to the Board pursuant to the proxy access provisions of our bylaws must follow the procedures stated in Article I, Section 9A of our bylaws (and any related provisions therein). These procedures include the requirement that your nomination must be delivered in writing to Valero's Corporate Secretary not later than the close of business on the 120th day or earlier than the close of business on the 150th day prior to the first anniversary of the preceding year's annual meeting. If the date of the 2027 annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, your notice must be delivered not later than the 120th day prior to such annual meeting or, if later, the 10th day following the day we first publicly announce the date of such annual meeting. Stockholders are urged to review all applicable rules and consult legal counsel before submitting a nomination or proposal to Valero.

Other Business

If any matters not referred to in the proxy materials properly come before the Annual Meeting or any adjournments or postponements thereof, executed proxies solicited hereunder will, to the extent permissible, confer discretionary authority on the individuals named as proxies in our proxy materials to vote such shares represented by proxy on such matters in accordance with their best judgments. The Board is not currently aware of any other matters that may be presented for action at the Annual Meeting.

Financial Statements

Financial statements and related information for Valero, including audited financial statements for the fiscal year ended December 31, 2025, are contained in our annual report on Form 10-K for such year and filed with the SEC. You may review this report on the Internet as indicated in the Notice and through our website (under Investors > Financials > SEC Filings).

Householding

The SEC's rules allow companies to send a single Notice or single copy of annual reports, proxy statements, prospectuses, and other disclosure documents to two or more stockholders sharing the same address, subject to certain conditions. These "householding" rules, which we have adopted, are intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. If your shares are held by an intermediary broker, dealer, or bank in "street name," your consent to householding may be sought, or may already have been sought, by or on behalf of the intermediary. If you prefer to receive your own set of proxy materials now or in future years, you may request a duplicate set by (i) visiting www.proxyvote.com; (ii) calling (800) 579-1639; or (iii) emailing sendmaterial@proxyvote.com (if emailing, include your control number), or you may contact your broker, and we will promptly deliver such materials.

If you and another stockholder of record with whom you share an address are receiving multiple copies of our proxy materials, you can request to participate in householding and receive a single copy of our proxy materials in the future by calling Broadridge Financial Solutions, Inc. at (866) 540-7095 or by writing to Broadridge Financial Solutions, Inc., Attn: Householding Dept., 51 Mercedes Way, Edgewood, NY 11717. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing stockholders to consent to such elimination, or through implied consent if a stockholder does not request continuation of duplicate mailings. Because not all brokers and nominees may offer stockholders the opportunity to request eliminating duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings to your household.

Transfer Agent

Computershare Investor Services serves as our transfer agent, registrar, and dividend paying agent with respect to our Common Stock. Correspondence related to any stock accounts, dividends, or transfers of stock certificates should be addressed to: Computershare Investor Services Shareholder Communications at either P.O. Box 43078, Providence, RI, 02940-3078 (if by regular mail); or 150 Royall Street, Suite 101, Canton, MA, 02021 (if by overnight delivery). Computershare Investor Services can also be reached by telephone at (888) 470-2938 or (312) 360-5261 and on the Internet at www.computershare.com.

INTENTIONALLY LEFT BLANK

INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-13175

VALERO ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**74-1828067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Valero Way
San Antonio, Texas 78249
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(210) 345-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VLO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates was approximately $41.8 billion based on the last sales price quoted as of June 30, 2025 on the New York Stock Exchange, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 20, 2026, 299,026,226 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

We intend to file with the Securities and Exchange Commission a definitive Proxy Statement for our Annual Meeting of Stockholders scheduled for May 7, 2026, at which directors will be elected. Portions of the 2026 Proxy Statement are incorporated by reference in PART III of this Form 10-K and are deemed to be a part of this report.

VALERO ENERGY CORPORATION

TABLE OF CONTENTS

The terms "Valero," "we," "our," and "us," as used in this report, may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. The term "DGD," as used in this report, may refer to Diamond Green Diesel Holdings LLC, its wholly owned consolidated subsidiary, or both of them taken as a whole. In this Form 10-K, we make certain forward-looking statements, including statements regarding our plans, strategies, objectives, expectations, intentions, and resources under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should read our forward-looking statements together with our disclosures beginning on page 38 of this report under the heading "CAUTIONARY STATEMENT FOR THE PURPOSE OF SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995." Note references in this report to Notes to Consolidated Financial Statements can be found beginning on page 79, under "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

PART I

ITEMS 1. and 2. BUSINESS AND PROPERTIES

OUR BUSINESS

We are a Fortune 500 company based in San Antonio, Texas. Our corporate offices are at One Valero Way, San Antonio, Texas, 78249, and our telephone number is (210) 345-2000. We were incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company. We changed our name to Valero Energy Corporation in 1997. Our common stock trades on the New York Stock Exchange (NYSE) under the trading symbol "VLO."

We are a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products, and we sell our products primarily in the United States (U.S.), Canada, the United Kingdom (U.K.), Ireland, and Latin America. We own 15 petroleum refineries located in the U.S., Canada, and the U.K. with a combined throughput capacity of approximately 3.2 million barrels per day (BPD). We are a joint venture member in DGD[1], which produces low-carbon fuels at two plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year. We also own 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.7 billion gallons per year. We manage our operations through our Refining, Renewable Diesel, and Ethanol segments. See "OUR OPERATIONS" below for additional information about the operations, products, and properties of each of our reportable segments.

OUR COMPREHENSIVE LIQUID FUELS STRATEGY

Overview

We strive to manage our business to responsibly meet the world's growing demand for reliable and affordable energy. We believe that liquid transportation fuels—both petroleum-based and low-carbon—help meet that demand, and we expect that they will continue to be an essential source of transportation fuels well into the future. Our strategic actions have enabled us to be a low-cost, efficient, and reliable supplier of these liquid transportation fuels to much of the world.

---

[1] DGD is a joint venture with Darling Ingredients Inc. (Darling) and we consolidate DGD's financial statements. See Note 12 of Notes to Consolidated Financial Statements regarding our accounting for DGD.

Most of our petroleum refineries are located in areas that offer favorable operating costs and other strategic advantages, as described below under "OUR OPERATIONS—*Refining*," and we believe our refineries are positioned to meet the strong global demand for petroleum-based products. Through our refining business, we believe that we have developed expertise in liquid fuels manufacturing and a platform for the marketing and distribution of liquid fuels, and we seek to leverage this expertise and platform to optimize our low-carbon fuels businesses. We expect that low-carbon liquid fuels will continue to be a part of the energy mix, and we have made multibillion-dollar investments to develop and grow our low-carbon fuels businesses, as described below under "OUR OPERATIONS—*Renewable Diesel*" and "*—Ethanol*." These businesses have made us the leading producer of low-carbon transportation fuels and have helped governments across the world in achieving their greenhouse gas (GHG) emissions reduction targets.

Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand

Governments across the world have implemented, or are considering implementing, regulations to address GHG emissions from transportation fuels by mandating or incentivizing inclusion of renewable and low-carbon fuels in the transportation fuel mix. The regulations, policies, and standards of greatest significance for our businesses are defined and discussed below under "U.S. Environmental Protection Agency (EPA) Renewable Fuel Standard (RFS) Program," "California Low Carbon Fuel Standard (LCFS)," "Canada Low-Carbon Fuel Programs," and "U.K. Renewable Transport Fuel Obligation (RTFO) Program" (along with similar programs in other jurisdictions in which we operate, collectively, the Renewable and Low-Carbon Fuel Programs).

Additionally, other municipal, state, and national governments across the world, including many of the jurisdictions in which we operate, have issued or are considering similar low-carbon fuel regulations, policies, and standards. While many of the Renewable and Low-Carbon Fuel Programs result in additional costs to our refining business, they have created opportunities for us to develop our low-carbon fuel businesses, and they should continue to help drive the demand for our low-carbon fuels such as renewable diesel, ethanol, and neat sustainable aviation fuel (SAF)[2].

See "ITEM 1A. RISK FACTORS—LEGAL, GOVERNMENT, AND REGULATORY RISKS—*We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting low-carbon fuels*" for more information. In addition, see Note 1 of Notes to Consolidated Financial Statements regarding our accounting for the costs of the blending programs under "Costs of Renewable and Low-Carbon Fuel Programs" and Note 20 for disclosure of the costs of the blending programs under "Renewable and Low-Carbon Fuel Programs Price Risk."

U.S. Environmental Protection Agency (EPA) Renewable Fuel Standard (RFS) Program

The EPA created the RFS program pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007. Under the RFS program, the EPA sets annual quotas for certain classes of renewable fuels that must be blended into petroleum-based transportation fuels consumed in the U.S., collectively referred to as the renewable volume obligation (RVO). Producers and importers of petroleum-based transportation fuels consumed in the U.S. must demonstrate compliance annually by retiring the appropriate number of compliance credits known as renewable identification numbers (RINs)

---

[2] DGD produces synthetic paraffinic kerosene (SPK), a renewable blending component, using the Hydrotreated Esters and Fatty Acids (HEFA) process. SPK is also commonly referred to as "neat SAF." Current aviation regulations allow SPK to be blended up to 50 percent with conventional jet fuel for use in an aircraft. This blend is commonly referred to as "blended SAF" or "SAF."

associated with each class of renewable fuel to satisfy their RVO. RINs are generated through the production of qualifying renewable fuels. Obligated parties may obtain RINs by blending those renewable fuels into petroleum-based transportation fuels or by purchasing RINs in the open market.

We are an obligated party under this program and our Refining segment incurs obligations as a result of being a producer and importer of petroleum-based transportation fuels consumed in the U.S., but we also generate RINs under this program as a result of being a producer of qualifying renewable fuels through our Renewable Diesel and Ethanol segments. Therefore, there is a cost to our refining business from this program because in order to comply with our RVO we must either purchase qualifying renewable fuels for blending or purchase RINs in the open market, but we also generate revenue through our Renewable Diesel and Ethanol segments from this program because we produce and sell qualifying renewable fuels.

California Low Carbon Fuel Standard (LCFS)

The California Air Resources Board (CARB) adopted the LCFS program to help achieve GHG emissions reductions required by California's Global Warming Solutions Act by decreasing the carbon intensity (CI) of transportation fuels consumed in the state. Under this program, each fuel is assigned a CI value, which is intended to represent the lifecycle GHG emissions associated with the feedstocks from which the fuel was produced, the fuel production and distribution activities, and the use of the finished fuel. The certified CIs for both low-carbon and petroleum-based transportation fuels are compared to a declining annual benchmark. Fuels below the benchmark generate credits, while fuels above the benchmark generate deficits. The lower the fuel's CI score compared to the benchmark, the greater number of credits generated. Each producer or importer of fuel must demonstrate that the overall mix of fuels it supplies for use in California meets the CI benchmarks for each compliance period. A producer or importer with a fuel mix that is above the CI benchmark must purchase LCFS credits sufficient to meet the CI benchmark.

Our Refining segment produces and imports petroleum-based transportation fuels in California and thus must blend low-CI fuels or purchase credits to meet the CI benchmark. However, fuels produced by our Renewable Diesel and Ethanol segments have CI scores that are lower than traditional petroleum-based transportation fuels, and we benefit from the demand from other regulated entities for these low-carbon products.

Canada Low-Carbon Fuel Programs

In July 2022, Canada's federal environmental agency issued the Clean Fuel Regulations (CFR) program to require primary suppliers of gasoline or diesel that is produced in or imported into Canada to reduce the CI of those products. The obligation to achieve prescribed CI reduction requirements began on July 1, 2023. The CFR program is in addition to Canada's provincial programs (such as in British Columbia, Ontario, and Quebec), which require the utilization of low-carbon fuels, and is similar to the California LCFS program.

As a primary supplier of gasoline and diesel in Canada, our Refining segment is subject to Canada's low-carbon fuel programs described above and thus must blend low-CI fuels or purchase credits to meet the annual CI reduction requirements of the applicable program. As noted above under "California Low Carbon Fuel Standard (LCFS)," fuels produced by our Renewable Diesel and Ethanol segments have lower CI scores than traditional petroleum-based transportation fuels, and we benefit from the increased demand for these low-carbon products as a result of Canada's low-carbon fuel programs.

U.K. Renewable Transport Fuel Obligation (RTFO) Program

The U.K. RTFO program was established to reduce GHG emissions from transportation fuels by promoting the use of low-carbon fuels. Under the RTFO program, suppliers of relevant transportation

fuels that are produced or imported into the U.K. are obligated to blend a minimum specified percentage of qualifying low-carbon fuels into petroleum-based transportation fuels annually. Obligated suppliers can satisfy their obligation by redeeming Renewable Transport Fuel Certificates (RTFCs), either generated by the supplier (through blending low-carbon fuels) or purchased from low-carbon fuel suppliers, or by paying a predetermined amount for each RTFC they choose to buy-out of their obligation.

As a supplier of gasoline and diesel in the U.K., our Refining segment is subject to the U.K.'s RTFO program described above and thus must blend qualifying low-carbon fuels or purchase RTFCs to satisfy our annual obligation. As previously noted, fuels produced by our Renewable Diesel segment have lower CI scores than traditional petroleum-based transportation fuels, and we benefit from the increased demand for these low-carbon products as a result of the U.K.'s RTFO program.

U.S. Federal Tax Incentives

The U.S. federal government has recently made significant changes to tax incentives enacted to encourage the production of low-carbon fuels and/or reduce GHG emissions. Until recently, renewable diesel that was produced, blended, and sold by us qualified for a refundable tax credit (generally referred to as the blender's tax credit) of $1.00 per gallon under Section 6426 of the U.S. Internal Revenue Code of 1986, as amended (the Code). In addition, cellulosic ethanol produced and sold by our Ethanol segment qualified for an income tax credit of $1.01 per gallon for second-generation biofuels under Section 40(b) of the Code. The tax credits provided under Sections 6426 and 40(b) expired on December 31, 2024.

Effective January 1, 2025, the Inflation Reduction Act of 2022 replaced Section 6426 and Section 40(b) with Section 45Z of the Code, which instead allowed for a clean fuel production credit for years 2025 through 2027. On July 4, 2025, legislation commonly known as the One Big Beautiful Bill Act (OBBB) was enacted, which resulted in a broad range of changes to the Code, including the extension of the clean fuel production credit through December 31, 2029.

Clean fuel production credits may be claimed for the qualifying sale of certain low-carbon transportation fuels (such as biodiesel, renewable diesel, and alternative fuels, including neat SAF) that were produced in the U.S. through December 31, 2025. Under the OBBB, fuel produced on or after January 1, 2026 must be exclusively derived from feedstocks produced or grown in the U.S., Mexico, or Canada in order to be eligible for this credit. The amount of the credit allowable varies based on the emissions rate for the specific fuel pathway and production process and on whether the facility at which the fuel is produced meets prevailing wage and/or apprenticeship requirements for certain activities. Also, for fuel produced on or after January 1, 2026, this credit generally is limited to $1.00 per gallon for all eligible fuels under the OBBB. Finally, the OBBB provides for GHG emissions attributed to indirect land use change to be excluded in determining the GHG emissions rate for transportation fuel produced after December 31, 2025. We expect this will allow much of our corn ethanol to meet the emissions reduction threshold to qualify for the clean fuel production credit. Also, Section 45Q of the Code provides tax credits for carbon oxide sequestration to certain taxpayers who capture and sequester, store, or use qualified carbon oxides (e.g., carbon dioxide).

See Notes 1, 15, and 17 of Notes to Consolidated Financial Statements for additional information about these U.S. federal tax incentives.

Our Low-Carbon Projects

As of December 31, 2025, we have invested $6.0 billion[3] in our low-carbon fuels businesses. Our large-scale SAF production project at the DGD Port Arthur Plant (as defined below under "OUR OPERATIONS—*Renewable Diesel*") was successfully completed in the fourth quarter of 2024. The project provides the DGD Port Arthur Plant the optionality to upgrade approximately 50 percent of its current 470 million gallon renewable diesel annual production capacity to neat SAF. Qualifying sales of this low-carbon jet fuel have generated, and should continue to generate, clean fuel production credits.

We continually evaluate federal tax and other incentives and may strategically pursue certain opportunities to optimize the potential benefits therefrom. We also continue to consider investments in economic, low-carbon projects, including carbon sequestration and carbon capture and storage, which are intended to lower the CI of our products. For example, the carbon sequestration and carbon capture and storage projects under evaluation at certain of our ethanol plants would be expected to increase the value of the ethanol product produced at those plants by helping to decrease its CI score and through the expected generation of tax credits for carbon oxide sequestration, when applicable. Several of our ethanol plants are located near geology believed to be suitable for sequestering carbon dioxide, and in 2025 we entered into a stand-alone agreement with respect to our ethanol plant in Linden, Indiana to capture, transport, and store carbon dioxide that results from the ethanol manufacturing process. We continue to evaluate additional carbon sequestration and carbon capture and storage projects.

ENVIRONMENTAL MANAGEMENT SYSTEMS

We have well-developed management structures that are central to our decision making and risk management, including three programs that support our environmental management as follows:

- Our Commitment to Excellence Management System (CTEMS) is a proprietary systematic approach to planning, executing, checking, and acting to improve everyday work activities at many of our refineries and plants. CTEMS is structured around nine core elements: leadership accountability, protecting people and the environment, people and skills development, operations reliability and mechanical integrity, technical excellence and knowledge management, change management, business competitiveness, external stakeholder relationships, and assurance and review. Within each element, we have identified multiple expectations to achieve our commitment to excellence.

- Environmental Excellence and Risk Assessment (EERA) elevates the environmental audit and compliance functions to an environmental excellence vision. Its main goal is to assess the design and effectiveness of environmental performance regarding specific excellence objectives, and to facilitate continuous improvement across our operations. EERA defines more than 100 expectations and involves a proprietary five-step process using due diligence on data and field assessments reviewed by a combination of external and internal subject matter experts.

---

[3] Our investment in our low-carbon fuels businesses consists of $4.1 billion in capital investments to build our renewable diesel business (including neat SAF), and $1.9 billion to build our ethanol business. Capital investments in renewable diesel represent 100 percent of the capital investments made by DGD. See also "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—LIQUIDITY AND CAPITAL RESOURCES—*Our Capital Resources*—Capital Investments," which is incorporated by reference into this item for our definition of capital investments.

- Our Fuels Management System (FMS) provides operational safeguards, software, training, and protocols for uniformity across our refineries and plants to reinforce our compliance with applicable fuels regulations. Built on the success of FMS, our Low Carbon Assurance Program (LCAP) was implemented to further delineate and strengthen our internal processes to assure compliance with applicable low-carbon fuels regulations, policies, and standards. LCAP defines key regulatory requirements, management expectations, and internal regulatory assurances relating to transportation fuels regulated by low-carbon fuels regulations, policies, and standards.

OUR OPERATIONS

Our operations are managed through the following reportable segments:

- our *Refining* segment, which includes the operations of our petroleum refineries, the associated activities to market our refined petroleum products, and the logistics assets that support those operations;

- our *Renewable Diesel* segment, which includes the operations of DGD and the associated activities to market low-carbon fuels; and

- our *Ethanol* segment, which includes the operations of our ethanol plants and the associated activities to market our ethanol and co-products.

Financial information about these segments is presented in Note 17 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item.

See "ITEM 1A. RISK FACTORS—BUSINESS, INDUSTRY, AND OPERATIONS RISKS—*Our financial results are affected by volatile margins, which are dependent upon factors beyond our control, including the prices we pay to acquire feedstocks and the market prices at which we can sell our products*,"—"*Industry, market, and other developments could decrease the demand for our products*,"—"*The availability and prices of our feedstocks and other critical supplies expose us to risks*,"—"*Our investments in joint ventures and other entities limit our ability to manage risk*," and —"LEGAL, GOVERNMENT, AND REGULATORY RISKS—*We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting low-carbon fuels*," which are incorporated by reference into this item.

Refining

Refineries

Overview

Our 15 petroleum refineries are located in the U.S., Canada, and the U.K., and they have a combined feedstock throughput capacity of approximately 3.2 million BPD. The following table presents the locations of these refineries and their feedstock throughput capacities as of December 31, 2025.

Refinery	Location	Throughput Capacity (a) (BPD)
U.S.:		
Benicia (b)	California	170,000
Wilmington	California	135,000
Meraux	Louisiana	135,000
St. Charles	Louisiana	340,000
Ardmore	Oklahoma	90,000
Memphis	Tennessee	195,000
Corpus Christi (c)	Texas	370,000
Houston	Texas	255,000
McKee	Texas	200,000
Port Arthur	Texas	435,000
Texas City	Texas	260,000
Three Rivers	Texas	100,000
Canada:		
Quebec City	Quebec	235,000
U.K.:		
Pembroke	Wales	270,000
Total		3,190,000

(a) Throughput capacity represents estimated capacity for processing crude oil, intermediates, and other feedstocks. Total estimated crude oil capacity is approximately 2.7 million BPD.

(b) In March 2025, we approved a plan with respect to the operations at our Benicia Refinery and currently intend to idle the processing units and cease refining operations by the end of April 2026. See Note 2 of Notes to Consolidated Financial Statements for additional information related to this matter.

(c) Represents the combined capacities of two refineries – the Corpus Christi East and Corpus Christi West Refineries.

- *California*
    - Benicia Refinery. Our Benicia Refinery is located northeast of San Francisco on the Carquinez Strait of San Francisco Bay. It processes sour crude oils into California Reformulated Gasoline Blendstock for Oxygenate Blending (CARBOB) and Conventional Blendstock for Oxygenate Blending (CBOB) gasolines, CARB diesel, diesel, jet fuel, and asphalt. Gasoline production is primarily CARBOB, which meets CARB specifications when blended with ethanol. The refinery receives feedstocks via a marine dock and pipelines and distributes most of its products via pipeline and truck.

- ◦ *Wilmington Refinery*. Our Wilmington Refinery is located near Los Angeles. It processes a blend of heavy and high-sulfur crude oils and produces CARBOB and CBOB gasolines, CARB diesel, diesel, jet fuel, and asphalt. The refinery receives feedstocks via pipelines connected to marine terminals and docks and distributes its products via pipeline to various terminals.

- *Louisiana*
  - *Meraux Refinery*. Our Meraux Refinery is located approximately 15 miles southeast of New Orleans on the Mississippi River. It processes sour and sweet crude oils and produces gasoline, diesel, jet fuel, and high-sulfur fuel oil. The refinery receives feedstocks at its dock and has access to the Louisiana Offshore Oil Port and distributes its products via its dock and the Colonial Pipeline. The refinery is located about 40 miles from our St. Charles Refinery, allowing for integration of feedstocks and refined petroleum product blending.

  - *St. Charles Refinery*. Our St. Charles Refinery is located approximately 25 miles west of New Orleans on the Mississippi River. It processes sour crude oils and other feedstocks and produces gasoline and diesel. The refinery receives feedstocks via its docks and has access to the Louisiana Offshore Oil Port and distributes its products via its docks and our Parkway Pipeline and the Bengal Pipeline, both of which access the Plantation Pipeline and Colonial Pipeline.

    We are progressing with a Fluid Catalytic Cracking Unit optimization project at the refinery that will enhance its ability to produce high-value products. This project is expected to begin operations in the second half of 2026.

- *Oklahoma*
  - *Ardmore Refinery*. Our Ardmore Refinery is located approximately 100 miles south of Oklahoma City. It processes primarily sweet crude oils and produces gasoline and diesel. The refinery receives feedstocks via pipelines and distributes its products via rail, truck, and the Magellan Pipeline system.

- *Tennessee*
  - *Memphis Refinery*. Our Memphis Refinery is located on the Mississippi River. It processes primarily sweet crude oils and produces gasoline, diesel, and jet fuel. The refinery receives feedstocks via the Diamond Pipeline, the Dakota Access Pipeline, barge, and rail and distributes its products via truck, barge, the Shorthorn Pipeline, and rail.

- *Texas*
  - *Corpus Christi East and West Refineries*. Our Corpus Christi East and West Refineries are located on the Corpus Christi Ship Channel. The East Refinery processes sour crude oil and the West Refinery processes sweet crude oil, sour crude oil, and residual fuel oil, and both refineries produce gasoline, aromatics, jet fuel, diesel, and asphalt. The refineries receive feedstocks via docks on the Corpus Christi Ship Channel and pipelines. The refineries' physical locations allow for the transfer of various feedstocks and blending components between them. The refineries distribute their products via truck, ship, barge, and pipeline.

  - *Houston Refinery*. Our Houston Refinery is located on the Houston Ship Channel. It processes sweet crude and intermediate oils and produces gasoline, jet fuel, and diesel. The refinery receives feedstocks via pipeline, ship, and barge and distributes its products via pipeline, including the Colonial Pipeline and Explorer Pipeline.

- *McKee Refinery*. Our McKee Refinery is located in the Texas Panhandle. It processes primarily sweet crude oils and produces gasoline, diesel, jet fuel, and asphalt. The refinery receives feedstocks via pipeline and distributes its products primarily via pipeline and rail.

- *Port Arthur Refinery*. Our Port Arthur Refinery is located on the Texas Gulf Coast approximately 90 miles east of Houston. It processes heavy sour crude oils and other feedstocks and produces gasoline, diesel, jet fuel, and residual fuel oil. The refinery receives feedstocks via rail, ship, barge, and pipeline and distributes its products via pipeline, including the Colonial Pipeline and Explorer Pipeline, and via ship and barge.

- *Texas City Refinery*. Our Texas City Refinery is located southeast of Houston on the Texas City Ship Channel. It processes crude oils and produces gasoline, diesel, and jet fuel. The refinery receives feedstocks via pipeline and by ship and barge using docks on the Texas City Ship Channel and distributes its products via ship and barge, as well as via pipeline, including the Colonial Pipeline and Explorer Pipeline.

- *Three Rivers Refinery*. Our Three Rivers Refinery is located in South Texas between Corpus Christi and San Antonio. It primarily processes sweet crude oils and produces gasoline, diesel, jet fuel, and aromatics. The refinery receives feedstocks via pipeline and truck and distributes its products primarily via pipeline.

- *Canada*
  - *Quebec Refinery*. Our Quebec Refinery is located in Lévis (near Quebec City). It processes sweet crude oils and produces gasoline, diesel, jet fuel, heating oil, and low-sulfur fuel oil. The refinery receives feedstocks via ship at its marine dock on the St. Lawrence River (some of which is sourced from our crude oil terminal in Montreal that receives crude oil from western Canada) and distributes its products via our pipeline to our Montreal East terminal and other terminals and via rail, truck, and ship.

- *U.K.*
  - *Pembroke Refinery*. Our Pembroke Refinery is located in the County of Pembrokeshire in South West Wales. It processes primarily sweet crude oils and produces gasoline, diesel, jet fuel, heating oil, and low-sulfur fuel oil. The refinery receives its feedstocks via ship and barge through docks on the Milford Haven Waterway and distributes its products via truck, ship, barge, and our Mainline Pipeline.

Feedstock Supply

Crude oil and other feedstocks are purchased through a combination of term and spot contracts. Our term supply contracts are at market-related prices, and feedstocks are purchased directly or indirectly from various national oil companies, as well as international and U.S. oil companies. The contracts generally permit the parties to amend the contracts (or terminate them), effective as of the next scheduled renewal date, by giving the other party proper notice within a prescribed period of time (e.g., 60 days, 6 months) before expiration of the current term. The majority of the crude oil purchased under our term contracts is purchased at the producer’s official stated price (i.e., the “market” price established by the seller for all purchasers) and not at a negotiated price specific to us.

Marketing

Overview

We sell refined petroleum products in both the wholesale rack and bulk markets. These sales include products that are manufactured in our refining operations, as well as products purchased or received on exchange from third parties. Most of our refineries have access to marine facilities, and they interconnect with common-carrier pipeline systems, allowing us to sell products in the U.S., Canada, the U.K., Ireland, Latin America, and other parts of the world.

Wholesale Rack Sales

We sell our products on a wholesale basis through an extensive rack marketing network. The principal purchasers of our products from terminal truck racks are wholesalers, distributors, retailers, and truck-delivered end users throughout the U.S., Canada, the U.K., Ireland, and Latin America.

The majority of our rack volume is sold through unbranded channels. The remainder is sold to distributors and dealers that are members of the Valero family of brands that operate branded sites in the U.S., Canada, the U.K., Ireland, and Mexico. These sites are independently owned and are supplied by us under multi-year contracts. Approximately 7,000 outlets carry our brand names. For branded sites, products are sold under the Valero®, Beacon®, Diamond Shamrock®, and Shamrock® brands in the U.S., the Ultramar® brand in Canada, the Valero® and Texaco® brands in the U.K. and Ireland, and the Valero® brand in Mexico.

Bulk Sales

We also sell our products through bulk sales channels in the U.S. and international markets. Our bulk sales are made to various petroleum companies, traders, and bulk end users, such as railroads, airlines, and utilities. Our bulk sales are distributed primarily via pipeline, ship, and barge to major tank farms and trading hubs.

Logistics

We own logistics assets (crude oil pipelines, product pipelines, terminals, tanks, marine docks, truck rack bays, and other assets) that support our refining operations and export capabilities. Demand for transportation fuels in Latin America is expected to continue to grow. To support our wholesale rack operations in Latin America, we have invested in or grown our access to terminals in Mexico and Peru. Our U.S. Gulf Coast refineries are well positioned to support export growth to Latin America, and all of our refineries with waterborne access are well positioned to support export growth in other countries around the world.

Renewable Diesel

Our Relationship with DGD

DGD is a joint venture that we consolidate. We entered into the DGD joint venture in 2011 and it began operations in 2013. We operate DGD's renewable diesel plants and perform certain management functions for DGD as an independent contractor under an agreement with DGD. See Note 12 of Notes to Consolidated Financial Statements regarding our accounting for DGD.

Renewable Diesel Plants

DGD owns two renewable diesel plants. The first DGD plant began operations in 2013 and is located next to our St. Charles Refinery (the DGD St. Charles Plant). The second DGD plant began operations in 2022 and is located next to our Port Arthur Refinery (the DGD Port Arthur Plant, and together with the DGD St. Charles Plant, the DGD Plants). The DGD Plants produce renewable diesel, renewable naphtha, and

with the completion of the SAF project at the DGD Port Arthur Plant, began producing neat SAF in the fourth quarter of 2024.

Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with petroleum-based diesel. Renewable naphtha can be used as a gasoline blendstock to produce renewable gasoline or as a feedstock for producing low-carbon petrochemicals that then can be used to produce renewable plastics. These products are produced from waste and renewable feedstocks using a pre-treatment process and an advanced hydroprocessing-isomerization process. Neat SAF is a renewable blending component that, under current aviation regulations, can be blended up to 50 percent with conventional jet fuel to produce SAF for use in an aircraft. The market value of these products can vary based on regional policies, feedstock preferences, and CI scores. Waste feedstocks (predominantly animal fats, used cooking oils, and inedible distillers corn oils (DCOs)) are the preferred feedstocks due to their lower CI scores; however, vegetable oils and other renewable feedstocks are also used. While several other companies have made, or have announced interest in making, investments in renewable diesel projects, the DGD Plants are currently two of only a small number of operational facilities that have the flexibility to process up to 100 percent waste feedstocks, and this feedstock flexibility provides margin opportunities in certain product markets.

The DGD Plants receive waste and renewable feedstocks primarily by rail, truck, ship, and barge owned by third parties. DGD is party to a raw material supply agreement with Darling under which Darling is obligated to offer to DGD a portion of its feedstock requirements at market pricing, but DGD is not obligated to purchase all or any part of its feedstock from Darling. Therefore, DGD pursues the most optimal feedstock supply available.

The DGD St. Charles Plant has a production capacity of approximately 700 million gallons of renewable diesel and approximately 30 million gallons of renewable naphtha per year. The DGD Port Arthur Plant has a production capacity of approximately 470 million gallons of renewable diesel and approximately 20 million gallons of renewable naphtha per year. DGD’s combined renewable diesel and renewable naphtha production capacities are approximately 1.2 billion gallons and 50 million gallons, respectively, per year.

The SAF project at the DGD Port Arthur Plant commenced operations in the fourth quarter of 2024. The project provides the plant the optionality to upgrade approximately 50 percent of its renewable diesel annual production capacity to neat SAF.

Marketing

DGD sells renewable diesel, renewable naphtha, and neat SAF under the Diamond Green Diesel® brand primarily to be blended with petroleum-based diesel, petroleum-based gasoline, and conventional jet fuel, respectively, and to end users for use in their operations. DGD distributes its renewable diesel, renewable naphtha, and neat SAF via rail, ship, and barge to domestic and international markets.

Ethanol

Ethanol Plants

Our ethanol business began in 2009 with the purchase of our first ethanol plants. We have since grown the business by purchasing additional ethanol plants. Our 12 ethanol plants are located in the Mid-Continent region of the U.S., and they have a combined ethanol production capacity of approximately 1.7 billion gallons per year. Our ethanol plants are dry mill facilities that process corn to produce ethanol and various co-products, including livestock feed (dry distillers grains (DDGs) and syrup) and inedible DCOs.

The following table presents the locations of our ethanol plants, their annual production capacities for ethanol (in millions of gallons) and DDGs (in tons), and their annual corn processing capacities (in millions of bushels) as of December 31, 2025.

State	City	Ethanol Production Capacity	DDG Production Capacity	Corn Processing Capacity
Indiana	Bluffton	140	368,000	49
	Linden	140	368,000	49
	Mount Vernon	100	263,000	35
Iowa	Albert City	140	368,000	49
	Charles City	165	434,000	57
	Fort Dodge	150	394,000	52
	Hartley	150	394,000	52
	Lakota	120	315,000	42
Minnesota	Welcome	150	394,000	52
Nebraska	Albion	140	368,000	49
Ohio	Bloomingburg	140	368,000	49
South Dakota	Aurora	165	434,000	57
Total		1,700	4,468,000	592

We source our corn supply from local farmers and commercial elevators. Our plants receive corn primarily via rail and truck.

Marketing

We sell our ethanol under term and spot contracts in bulk markets in the U.S. We also export our ethanol into the global markets and have access to logistics assets that are well positioned to support export growth. We distribute our ethanol primarily by rail (using some railcars owned by us), truck, ship, and barge. We sell DDGs primarily to animal feed customers in the U.S., Mexico, and Asia, which are distributed primarily via rail, truck, ship, and barge.

Seasonality

Demand for gasoline, diesel, and asphalt is higher during the spring and summer months than during the winter months in most of our markets, primarily due to seasonal increases in highway traffic and construction. The demand for renewable diesel has not significantly fluctuated by season. Ethanol is primarily blended into gasoline, and as a result, ethanol demand typically moves in line with the demand for gasoline.

GOVERNMENT REGULATIONS

We incorporate by reference into this item the disclosures on government regulations, including environmental regulations, contained in the following sections of this report:

- "—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*";
- "ITEM 1A. RISK FACTORS—LEGAL, GOVERNMENT, AND REGULATORY RISKS"; and
- "ITEM 3. LEGAL PROCEEDINGS—ENVIRONMENTAL ENFORCEMENT MATTERS."

Our business is heavily regulated, and our costs for compliance with government regulations are significant and can be material, especially costs associated with the Renewable and Low-Carbon Fuel Programs disclosed in Notes 19 and 20 of Notes to Consolidated Financial Statements, which are incorporated by reference into this item. In addition, see Note 1 of Notes to Consolidated Financial Statements regarding our accounting for the costs of these programs under "Costs of Renewable and Low-Carbon Fuel Programs."

Our capital expenditures attributable to compliance with government regulations, including environmental regulations, did not have a material effect on our total capital expenditures in 2025, and we currently do not expect that compliance with government regulations, including environmental regulations, will have material effects on our total capital expenditures in 2026.

HUMAN CAPITAL

We believe that our employees provide a competitive advantage for our success. We seek to foster a strong team culture that supports our employees, and we strive to provide a safe, healthy, and rewarding work environment for our employees with opportunities for professional growth and long-term financial stability.

Headcount

On December 31, 2025, we had 9,811 employees. These employees were located in the following countries:

Country	Number of Employees
U.S.	8,182
Canada	638
U.K. and Ireland	821
Mexico and Peru	170
Total	9,811

Of our total employees as of December 31, 2025, 1,782 were covered by collective bargaining or similar agreements and 9,785 were in permanent full-time positions. See also "ITEM 1A. RISK FACTORS—GENERAL RISK FACTORS—*We are exposed to risks arising from various labor-related matters*."

Company Culture and Human Capital (People) Strategy
Our company culture and our well-defined expectations of ethics and behavior guide the daily work of our employees and support our efforts to produce exceptional company results. The six values that define our culture are *Safety, Accountability, Teamwork, Do the Right Thing, Caring,* and *Excellence*.

Our people strategy and programs are designed and implemented to support our business and strategic objectives. In building and fostering great teams, we are guided by the following:

- We strive to hire and promote top-talent employees with team-oriented work ethics and values;
- Our pay, benefits, and support programs are designed to attract and retain excellent employees and to reward innovation, ingenuity, and excellence;
- We seek to provide a best-in-class work environment built on a foundation of respect, accountability, and trust;
- We promote a culture of learning intended to drive excellence at all levels of the organization and foster career-long growth and development opportunities for employees; and
- We regularly assess employee performance, organizational structures, and succession plans to support operational excellence, efficiency, and effectiveness.

We believe that having employees from different backgrounds with a variety of talents, experience, education, and perspectives helps create innovative and engaged teams, which provide strengths and advantages for our success. To this end, we are committed to equal employment opportunity without illegal discrimination or harassment based on race, color, religion, national origin, age, sex, marital status, physical or mental disability, veteran status, or any other characteristic protected under applicable law.

In accordance with our obligations as a federal contractor, we are committed to hiring and retaining veterans and reservists of the U.S. Armed Forces, as well as individuals with disabilities. As of December 31, 2025, approximately 11 percent and 12 percent of our U.S. employees were veterans and reservists of the U.S. Armed Forces, and individuals with disabilities, respectively.

Safety
We believe that safety and reliability are important, not only for the protection of our employees and communities, and the cultural values we aspire to as a company, but also for operational success. A decrease in the number of employee and process safety events should generally reduce unplanned shutdowns and increase the operational reliability of our refineries and plants. This, in turn, should also translate into a safer workplace with fewer environmental incidents and stronger community relations. We strive to improve safety and reliability performance by offering year-round safety training programs for our employees and contractors and by seeking to promote the same expectations and culture of safety. We also seek to enhance our safety performance by conducting safety audits, quality assurance visits, and comprehensive safety and risk assessments at our facilities.

To assess safety performance, we measure our annual total recordable incident rate (TRIR), which includes data with respect to our global refining employees and contractors and is defined as the number of recordable injuries per 200,000 working hours. We also annually measure our Tier 1 Process Safety Event Rate, which is a metric defined by the American Petroleum Institute that identifies process safety events per 200,000 total employee and contractor working hours. We use these measures and believe they

are helpful in assessing our safety performance because they evaluate performance relative to the numbers of hours being worked. These metrics are also used by others in our industry, which allows for a more objective comparison of our performance. Our refinery employee and contractor TRIR for 2025 was 0.13 and 0.19, respectively, and our refinery Tier 1 Process Safety Event Rate for 2025 was 0.04.

Compensation and Benefits

We believe that it is important to provide our employees with competitive and comprehensive compensation and benefits. Our compensation programs are designed with consideration of anti-discrimination laws and built upon a foundational philosophy of market-competitive and performance-based pay. In addition, we have an annual bonus program that rewards company achievements in various operational, financial, and strategic objectives. The benefits we offer to employees, depending on work location and eligibility status, include, among others, health care plans that are generally available to all employees, vacation and leave programs, access to financial education and planning, caregiver support networks (including an on-site child care center at our headquarters), a company 401(k) matching program, various company-sponsored pension plans, on-site employee wellness centers, tuition reimbursement programs, and fitness center access or a subsidy.

Training and Development

We offer a comprehensive training and development program for our employees in subjects such as engineering and technical excellence, safety, environmental, maintenance and machinery/equipment repair, ethics, leadership, and employee performance. We also require all employees to complete training on technical matters, such as cybersecurity and information technology security, and various compliance and corporate conduct matters. We offer virtual training, which allows for greater availability and access across our global workforce.

Wellness

We strive to promote the health and well-being of our employees and their families. Our Total Wellness Program serves as the umbrella program for all aspects of employee wellness. Under this program, our employees' well-being is prioritized through comprehensive resources and subsidized services. We continually evaluate our benefit offerings to support improved health and wellness outcomes for our people and to help determine the most appropriate allocation of company resources.

PROPERTIES

Our principal properties are described in "OUR OPERATIONS" above and that information is incorporated by reference into this item. We believe that our properties are generally adequate for our operations and that our refineries and plants are maintained in a good state of repair. As of December 31, 2025, we were the lessee under a number of cancelable and noncancelable leases for certain properties. Our leases are discussed in Note 5 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item. Financial information about our properties is presented in Note 6 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item.

AVAILABLE INFORMATION

Our website address is www.valero.com. Information (including any presentation or report) on our website is not part of, and is not incorporated into, this report or any other report or document we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, and other filings and reports, as well as any amendments to those filings and reports, filed with or furnished to the SEC are available on our website (under Investors > Financials > SEC Filings) free of charge, soon after we file or furnish such material. In addition, the SEC maintains a website address (https://www.sec.gov) where you may access these filings and reports.

Additionally, on our website (under Investors > Governance & Engagement), we post our *Corporate Governance Guidelines* and other governance policies, including our Code of Business Conduct and Ethics, and the charters of the committees of our board of directors (Board). In this same location, we also publish our 2025 Valero Report on Guiding Principles, which features our disclosures related to safety, environment, community, employees, and governance initiatives. These documents are available in print to any stockholder that makes a written request to Valero Energy Corporation, Attn: Secretary, P.O. Box 696000, San Antonio, Texas 78269-6000. These reports and disclosures are not a part of this annual report on Form 10-K, are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this report. Each of these risks could adversely affect our business, financial condition, results of operations, and/or liquidity, as well as, in certain cases, the value of an investment in our securities. Although the risks are organized by headings and each risk is discussed separately, many are interrelated.

BUSINESS, INDUSTRY, AND OPERATIONS RISKS

Our financial results are affected by volatile margins, which are dependent upon factors beyond our control, including the prices we pay to acquire feedstocks and the market prices at which we can sell our products.

Our financial results are affected by the margin (i.e., the difference) between our product prices and the prices for crude oil, corn, and other feedstocks that we purchase, which can vary greatly based on global and regional market conditions, as well as by type and class of product or feedstock. Historically, product margins have been volatile, and we believe they will continue to be volatile in the future. The prices we pay to acquire feedstocks and the market prices at which we can ultimately sell our products depend upon several factors, including global and regional supplies, inventory levels, and availability of and demand for feedstocks, liquid transportation fuels, and other products. These in turn depend on, among other things, global and regional production levels, or capacities of suppliers and competitors; operational costs and flexibility (including natural gas, electricity, and water availability and costs); transportation and logistics availability and costs; proximity and access to product and feedstock supplies and markets; economic activity and growth levels; U.S. and foreign relations (including tariffs, duties, sanctions, or other trade restrictions); political affairs; government regulations; and the events described in many of the other risk factors below. The ability of the members of the Organization of Petroleum Exporting Countries (OPEC) and other petroleum-producing nations that collectively make up OPEC+ to agree on and to maintain crude oil price and production controls has also had, and is likely to continue to have, a significant impact on the market prices of crude oil and certain of our products. Although several refinery closures have recently been announced or are in process and others are expected in the future, there have also been recent additions to global refining capacity, which create risks and uncertainties related to product margins, volatility, and market perceptions of the refining industry. Regarding low-carbon fuels margins, see also, among other risk factors set forth below, "*The availability and prices of our feedstocks and other critical supplies expose us to risks,*" and "*We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting low-carbon fuels.*"

Many of these factors are interrelated, beyond our control, can vary globally and regionally, and may change quickly, adding to market volatility, while others may have longer-term effects that are uncertain. We do not produce any of our primary feedstocks (other than DCOs produced by our ethanol plants), and must purchase nearly all of the feedstocks we process. We generally purchase our feedstocks long before we process them and sell the resulting products. Price level changes during the period between purchasing feedstocks and selling the resulting products have had, and could continue to have, a significant effect on our financial results. A decline in market prices for our products and feedstocks has also had, and could again have, a negative impact to the carrying value of our inventories. Factors outside of our control, such as economic, legal, regulatory, and political uncertainties; global geopolitical and other conflicts and tensions; inflation (and the potential for increased prices to reduce demand); prolonged periods of high interest rates; and public health crises (such as pandemics or epidemics) have negatively affected, and many such factors could continue to negatively affect, economic activity and growth levels of the U.S.

and other countries. In turn, the demand for and consumption of our products, and also our revenues, margins, growth prospects, and capital allocation decisions have been and could again be negatively impacted.

A significant portion of our profitability is derived from the ability to purchase and process crude oil feedstocks that historically have been cheaper than benchmark crude oils. These crude oil feedstock differentials vary significantly depending on many factors, including global and regional economic conditions, trends and conditions within crude oil and refined petroleum products markets, and the events described above and in many of the other risk factors below. Previous declines in such differentials have had, and any future declines will likely again have, a negative impact on our results of operations.

We are subject to risks arising from the availability and prices of natural gas, electricity, and water.

Our operations depend on the reliable supply of natural gas, electricity, and water. We consume significant amounts of natural gas, electricity, and water to operate our refineries and plants, and the prices thereof can have a measurable effect on the total cost of our operations. Volatility in the prices for natural gas and electricity, in particular, is an ongoing risk to such costs. We also purchase other commodities whose prices may vary depending on the prices of natural gas, electricity, and water. The availability and prices of natural gas, electricity, and water have been, and could continue to be, affected by numerous events, such as (as applicable) government regulations or actions (including sanctions); rationing and curtailment; rate increases; weather (e.g., droughts, hurricanes, and periods of extreme heat or cold); logistics interruptions; electric grid outages; cybersecurity incidents; intermittent electricity generation (particularly from wind and solar); hostilities; terrorism; protests; human error; population and industry growth; infrastructure or supply mismanagement; and supply and demand imbalances.

For example, the real-time market structure of the largest grid operator in Texas exposes many of our refineries and operations located in Texas to “scarcity pricing” during periods of supply and demand imbalance. As electrification continues to grow, or if there are increased restrictions or costs imposed on the ability of utilities or power suppliers to utilize certain energy sources (such as through restrictions on, or other pressure not to use, fossil fuel or nuclear-generated electricity), there will likely be increased strains on and risks to the integrity, reliability, and resilience of electrical grids, and increased volatility and tightness in natural gas and electricity supplies across the world. These events could negatively affect the cost, reliability, and availability of our natural gas and electricity supplies and may cause sporadic outages disrupting our operations. Growing electrification and rapidly developing and increasing technology use (such as artificial intelligence (AI), computer processing, cryptocurrency mining, and cloud storage, as well as the data centers and power supplies required to support these activities) will also likely increase the intermittency and decrease the reliability of electricity supplies, particularly for grids highly dependent upon wind and solar power, which exacerbate the foregoing challenges, including by increasing costs. Government and private impediments and opposition to certain infrastructure projects (including pipelines) have also resulted in, and could continue to result in, the underinvestment in, or unavailability of, the infrastructure and logistics assets needed to transport and obtain natural gas, electricity, and water in a reliable and cost-efficient manner. We actively manage these risks through contracting and, in the case of natural gas and electricity, hedging, as appropriate, and by pursuing projects that reduce our reliance on third parties and fortify the resilience of our assets and supplies. However, increases in the prices for natural gas and electricity, and disruptions to our supplies thereof, have had, and could again have, a material adverse effect on our business, financial condition, results of operations, and liquidity. Certain of our refineries in Texas have also recently experienced various water supply challenges that remain ongoing to various degrees and in certain instances have resulted in, or are

expected to result in, additional capital expenditures and/or ongoing costs. We could experience additional water supply challenges in the future.

The availability and prices of our feedstocks and other critical supplies expose us to risks.

We source our petroleum-based and low-carbon fuel feedstocks, as well as many other critical supplies, such as catalyst, chemicals, treating materials, and metal-based consumables, from suppliers throughout the world. We are, therefore, subject to the legal, political, geographic, and economic risks attendant to doing business with suppliers located in, and supplies originating from, different areas across the world. If one or more of our supply contracts were terminated, or if legal, government, political, or other developments (including global geopolitical and other conflicts and tensions) were to disrupt our traditional feedstock and other critical supplies, we believe that adequate alternative supplies would be available, but it is possible that we would be unable to obtain adequate or optimal alternative sources of supply, or would be able to do so only at unfavorable prices or costs. Our refineries and plants without access to waterborne deliveries or offtake must rely on rail, pipeline, or ground transportation and thus have been, and will likely continue to be, more susceptible to such risks. If we are unable to obtain adequate or optimal supplies, or are able to do so only at unfavorable prices or costs, our business, financial condition, results of operations, and liquidity could be materially and adversely affected, including from reduced product sales volumes, curtailed production, lower product margins, and higher operating costs. The U.S. and other governments can also prevent or restrict us from doing business involving other countries. U.S. and other government sanctions and actions by governments and private parties to refrain from purchasing or transporting crude oil and petroleum-based products from particular countries (such as Russia and Iran) have impacted, and may continue to impact, trade flows and our access to certain business opportunities. There is also ongoing uncertainty regarding the ultimate impacts of recent events involving Venezuela, including with respect to foreign trade and product margins, among others. Feedstock sourcing has also been the subject of scrutiny for certain crude oils we process, and shifting legislative, regulatory, and market sentiment regarding various sources of crude oil supply has previously resulted in adverse consequences with respect to our refineries, such as the denial or delay of permits to construct refinery projects that facilitate the processing of crude oil from particular sources. Similar events may occur in the future. Comparable scrutiny and shifting sentiment have occurred with respect to certain feedstocks for our low-carbon fuels business as described in the paragraph below and in the cross-reference therein.

The U.S. federal government under the current administration has also implemented and indicated the potential for new or revised tariffs, duties, sanctions, and other actions with respect to U.S. and foreign trade, manufacturing, and investment, and some foreign governments have in turn implemented or indicated the potential for similar responses impacting U.S. goods and/or foreign operations and business dealings of U.S. companies. While there continues to be a lack of certainty around the ongoing likelihood, timing, and details with respect to the continuation or future invalidation, expansion, revision, or implementation of such actions, as well as the impact of litigation and consequent court orders, such actions have in certain instances had, and could again have, an adverse effect on our ability to obtain optimal or adequate volumes of feedstocks and other critical supplies at favorable prices and costs. Our Refining and Ethanol segments have not been significantly impacted to date by recent U.S. tariffs and foreign duties. However, DGD's foreign feedstock supplies have recently been impacted, and could continue to be impacted, by U.S. tariffs, as well as by many of the other developments discussed in "*We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting low-carbon fuels.*" The impacts thereof have been compounded by the fact that U.S.-produced renewable diesel and SAF have recently been subject to duties in several foreign jurisdictions, while similar duties have not been broadly applied to

imports into the U.S. of foreign renewable diesel and SAF (as finished products), nor have foreign jurisdictions broadly levied tariffs similar to the U.S. on feedstocks that foreign renewable diesel and SAF producers may import and use to produce such products outside the U.S. These events have at times made DGD's use of certain feedstocks (particularly foreign feedstocks) economically impractical, and resulted in reduced margins, curtailed production, and potentially reduced access to certain product markets due to competitive cost disadvantages, which have had, and could continue to have, an adverse impact on its and our business, financial condition, results of operations, and liquidity.

Our Ethanol segment relies on corn sourced from local farmers and commercial elevators in the Mid-Continent region of the U.S. and such supply is acutely exposed to the effects that weather and other environmental events in that region can have on the amount or timing of crop production. Crop production is also affected by government policies (such as farming subsidies and the Renewable and Low-Carbon Fuel Programs), and market events (such as changes in fertilizer prices and rail disruptions). Reductions or delays in crop production from these and other events could negatively impact the availability and price of corn for our Ethanol segment, and such events have occurred periodically.

We are subject to risks arising from our operations and business activities outside of the U.S.

We have operations and business activities, including marketing activities, outside of the U.S., particularly in Canada, the U.K., Ireland, Mexico, and Peru, and are subject to disruptions and developments in or otherwise affecting any of these markets, including due to actual or alleged violations of laws or regulations (such as anti-bribery, anti-corruption, anti-money laundering, and foreign corrupt practices violations); expropriation or impoundment of assets; failure of foreign governments and state-owned entities to honor their contracts; differential treatment or goals of state-owned entities; property disputes; economic or political instability; currency exchange rates; restrictions on the transfer of funds; tariffs, duties, and sanctions; fees; taxes or penalties; transportation delays; import and export controls; price controls; labor unrest; security issues; government decisions (including designations with respect to terrorist organizations), orders, mandates, investigations, regulations, and issuances or revocations of permits and authorizations; global geopolitical and other conflicts and tensions; changing regulatory, judicial, and political environments (such as recent changes in Mexico's federal judiciary, hydrocarbon laws and regulations, and procedures for challenging tax authority rulings); developments with respect to policies, standards, and incentives impacting low-carbon fuels; and other developments impacting foreign trade and related matters (including any de-globalized supply chains or the diversification of historic trade patterns). Such events could result in the halting, curtailing, or cessation of operations at impacted facilities; commercial restrictions; delay, denial, or cancellation of projects, permits, and authorizations; decreased access to important business foreign opportunities and more unreliable supply chains; and increased costs, liabilities, and burdens; among other adverse impacts, and could result in a material adverse effect on our business, financial condition, results of operations, and liquidity. Although we actively seek to manage these risks, we have experienced, and may again experience, certain of these events.

We are subject to risks arising from transportation and logistics disruptions and availability.

In addition to our own logistics assets, we use the services of third parties to transport feedstocks to our refineries and plants and to transport our products to market. If the ability of the logistics assets used to transport our feedstocks or products is disrupted, or there are increased prices or costs with respect thereto, whether because of labor issues; weather events; dock or port availability; water levels of key waterways for trade; pipeline, rail, trucking, or maritime disruptions; cybersecurity incidents; accidents; derailments; collisions; fires; explosions; natural catastrophes; spills; public health crises; terrorism; hostilities; rate increases; or other government or third-party actions (including protests and human error),

it could have a material adverse effect on our business, financial condition, results of operations, and liquidity. Although we actively seek to manage these risks, we have experienced some of these events in the past and could experience additional events in the future.

Differences in competitors' businesses or resources may at times provide them a competitive advantage.

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined petroleum product markets. We compete with many companies for available supplies of crude oil and other feedstocks, as well as for third-party retail outlets for our petroleum-based products, and other customers. We do not produce any of our primary feedstocks (other than DCOs produced by our ethanol plants) and we do not have a company-owned retail network. Some of our competitors, however, obtain a significant portion of their feedstocks from company-owned crude oil production, have extensive networks of retail sites, have different revenue streams (such as from chemicals, midstream, or integrated operations), and operate in different regions. Such competitors are at times able to offset or avoid losses or decreased profitability from downstream operations, or in challenging regions, with such other operations, and may be better positioned to withstand periods of reduced product margins or feedstock disruptions. Some of our competitors also have materially greater financial and other resources than we have and may have a greater ability to respond to the inherent volatility of our industry.

We are subject to risks arising from an interruption in any of our refineries or plants.

Our refineries and plants are our principal operating assets and are subject to planned and unplanned downtime and interruptions. Our operations could also be subject to significant interruption if any of our refineries or plants were to experience a major accident or mechanical failure; be damaged by severe weather and natural disasters/acts of nature (such as hurricanes, winter storms, and earthquakes); or man-made disruptions (such as cybersecurity incidents, terrorism, protests, or human error); or otherwise be forced to shut down or curtail operations. Any such interruption could materially and adversely affect our earnings (to the extent not recoverable through insurance) because of lost productivity and repair and other costs. Significant operational interruptions could also lead to increased volatility in the price of our feedstocks and many of our products. We have experienced some of these events in the past, and although we focus on maintaining safe, stable, and reliable operations, we may experience additional events in the future.

Our pursuit of capital and other strategic projects and actions exposes us to various risks.

We engage in capital and other strategic projects based on many factors, including the forecasted project economics; legal, regulatory, and political environments; the expected return on the capital to be deployed; and the anticipated impact to our future cash flows. Such projects can take many years to complete, during which time such environments or other market conditions may change from our forecast, as has recently occurred with certain low-carbon projects in our Renewable Diesel segment. Supply chain or other market or economic disruptions (including inflation) may also delay projects or increase the costs associated therewith. As a result, such projects may not be completed on schedule or budget, or at all, and may not achieve their expected returns, which could negatively impact our business, financial condition, results of operations, and liquidity.

In addition, challenges to or opposition of certain fossil fuel and infrastructure projects (including pipelines), as well as certain low-carbon projects (such as carbon sequestration and carbon capture and storage), continue to make the approval and completion of such projects more difficult and costly. Certain of these events have resulted in, and could again result in, the cancellation or restructuring of projects,

costs and charges related thereto, a decreased market outlook, and/or impacts under our capital allocation framework.

We also regularly assess our facilities and operations in light of market dynamics and the regulatory environment and have taken, and may in the future take, strategic actions to optimize our portfolio of assets, including those described in Note 2 of Notes to Consolidated Financial Statements with respect to our operations in California. While we expect overall positive results from these strategic actions, there is no assurance that the anticipated benefits will materialize or continue. Unforeseen delays, costs, negative publicity, litigation, enforcement, and other difficulties may arise, including in adapting our other operations and fulfilling our contractual obligations, that negatively impact the actual results and execution of such strategic actions compared to our expectations. Such events could result in changes in our financial and accounting estimates and assumptions and adversely affect our business, financial condition, results of operations, and liquidity.

Our investments in joint ventures and other entities limit our ability to manage risk.

We conduct some of our operations through joint ventures in which we share control over certain economic, legal, and business interests with other joint venture members. We also conduct some of our operations through entities in which we have a minority or no equity ownership interest, such as the variable interest entities (VIEs) described in Note 12 of Notes to Consolidated Financial Statements. The other joint venture members and the third-party equity holders of the VIEs have certain economic, business, or legal interests, opportunities, or goals that are inconsistent with or different from our own, have different liquidity needs or financial condition characteristics than our own, are subject to different legal or contractual obligations than we are, and may be unable to meet their obligations, each of which exposes us to risks. For example, while we operate the DGD Plants and perform certain day-to-day operating and management functions for DGD, we do not have full control of every aspect of DGD’s business and certain significant decisions concerning DGD require approval from the other joint venture member, including acquiring or disposing of assets above a certain dollar threshold, making certain changes to its business plan, raising debt or equity capital, altering its distribution policy, and certain other transactions. While we consolidate certain VIEs, we do not have full control of every aspect of these VIEs, their debt or financing decisions that are reflected in our consolidated financial statements, or the actions taken by their third-party equity holders, some of which have affected, and could continue to affect, our business, legal position, financial condition, results of operations, and liquidity. Failure by us, an entity in which we have a joint venture interest, or the VIEs to adequately manage the risks associated with such entities, and any differences in views among us and such third parties, could prevent or delay actions we prefer to take; expose us to legal, regulatory, and reputational risks; and have a material adverse effect on our business, financial condition, results of operations, and liquidity.

Industry, market, and other developments could decrease the demand for our products.

A reduction in the demand for our products could result from events and trends such as increases in fuel efficiency, decreases in travel or fuel consumption levels, and a transition by consumers to alternative fuel vehicles, such as electric vehicles and hybrid vehicles, in each case, whether as a result of government mandates, incentives, or actions (including foreign dumping), industry developments, societal changes, or sentiment or perception with respect to our products, or fossil fuels and GHG emissions generally. New developments may alter consumer fuel or energy preferences or make alternative fuel vehicles more affordable or desirable, including improvements in battery and storage technology, increases in driving ranges, increased availability of charging stations and other infrastructure, expanded and more reliable supply chains, autonomous driving capabilities, improvements in hydrogen fuel cell technology, and other technological changes. Any such developments could increase consumer acceptance and result in greater

market penetration of alternative fuel vehicles or otherwise decrease the demand for our products. There may also be new entrants into the low-carbon fuels industry or developments by current competitors that could meet the market's demands in a more efficient or less costly manner than our technologies and products. Competition within the global ethanol industry also continues to grow. The demand for many of our low-carbon fuels may significantly decline without sufficient and continued government support and incentives therefor, and if our competitors are able to capture the benefits from such government support and incentives to a greater degree than we are it may place us at a competitive disadvantage. While we cannot currently predict the ultimate form, timing, or extent of these developments, any such event could materially and adversely affect our margins and sales volumes, and in turn our business, financial condition, results of operations, and liquidity.

We are subject to risks arising from climate- and other sustainability-related advocacy and pressure.

In recent years, a number of climate- and other sustainability-related advocacy groups, both in the U.S. and internationally, have campaigned for government and private action to promote various climate- and other sustainability-related disclosure frameworks, actions, and initiatives. As a result, we have faced, and may continue to face, pressure regarding our efforts and disclosures related to such matters (e.g., GHG emissions reductions/displacements and our methodologies and timelines with respect thereto), including through requests by potential counterparties for certain written declarations or representations, negative publicity, special-interest driven stockholder requests and voting, prescriptive proxy advisory firm and scoring agency expectations and policies, and demands for engagement.

The methodologies, standards, and requirements for tracking and reporting many climate- and other sustainability-related matters, such as GHG emissions, have not been standardized or harmonized, and many continue to evolve. Our interpretations of various reporting standards may also differ from those of others. As a result, our metrics, targets, and other disclosures with respect to such matters may not necessarily be calculated or presented in the same manner or be comparable to similarly titled measures presented by us in other contexts, or to disclosures by others. We believe that our disclosures and methodologies related to such matters reflect our business strategy and are reasonable at the time made or used. However, as our business, strategy, low-carbon projects, market and financial conditions, and/or applicable methodologies, standards, or requirements continue to develop and evolve, we may revise or cease reporting or using any or all such disclosures and methodologies if we determine that they are no longer appropriate, or we are otherwise required to do so. We may also be pressured or compelled to disclose information that may not be feasible or obtainable. Any actual or perceived failure by us with respect to our disclosures and actions on such matters, including a revision thereto, could cause reputational and commercial harm, and expose us to litigation or enforcement, among other negative impacts.

We may incur losses and additional costs as a result of our hedging transactions.

We currently use derivative instruments as described in Note 19 of Notes to Consolidated Financial Statements, and we expect to continue their use in the future. If the instruments we use to hedge our exposure to various risks are not effective or expose us to other unexpected events, we may incur losses or charges, and we have experienced such events in the past. We also have incurred, and may again incur, additional costs or charges related to changes in applicable regulations on such instruments.

LEGAL, GOVERNMENT, AND REGULATORY RISKS

We are subject to risks arising from legal, regulatory, and political developments regarding climate- and environmental-related matters, or that are adverse to or restrict refining and marketing operations.

Certain government authorities across the world have, in recent years, imposed, announced, or considered various laws, regulations, policies, and actions designed to facilitate less petroleum-dependent modes of transportation, which could reduce demand for our petroleum-based products and/or all liquid transportation fuels. Such laws, regulations, policies, and actions have in certain instances included increases in fuel economy or efficiency standards; stricter tailpipe emissions standards; low-carbon fuel standards; restrictions and bans on vehicles using internal combustion engines; limitations on using certain petroleum-based products and biofuel feedstocks; and tariffs, duties, and incentives. Under the current administration in the U.S., a number of legal, regulatory, and political actions have been taken or proposed that have resulted in, or may result in, many of these laws, regulations, policies, and actions being modified, rescinded, invalidated, revoked, or eliminated, and others have been delayed or relaxed across the world. However, the ultimate timing and outcome of many such actions are currently unknown and are subject to uncertainty due to pending or future legal, regulatory, and political actions.

Certain U.S. state and local governments, foreign governments, and private parties across the world continue to pursue various efforts designed to either directly or indirectly facilitate less petroleum-dependent modes of transportation, or that are otherwise adverse to our industry, including actions and incentives to conserve energy or use renewable energy, as well as those efforts discussed in "*We are subject to risks arising from litigation, government action, and mandatory disclosure rules related to climate- and other sustainability-related matters, or aimed at the fossil fuel industry.*" Government authorities across the world have announced, imposed, or are considering (as applicable) taxes or penalties on fossil fuel companies for profits, windfalls, margins, or prices above a certain level, carbon border adjustments, fees, and other regulations that are adverse to or restrict refining and marketing operations, could increase costs, and limit profitability. For example, California's Senate Bill No. 2 (such statute, together with any regulations contemplated or issued thereunder, SBx 1-2) and Assembly Bill No. 1 continue to present considerable uncertainty and risks for us. Mexico has also implemented an informal, nationwide retail price cap on regular gasoline that could be expanded to other fuels, or could become legally binding. These legal, regulatory, and political developments, as well as other similarly focused laws and regulations, such as the California, Quebec and other cap-and-trade programs; the U.K. Emissions Trading Scheme; the Renewable and Low-Carbon Fuel Programs; the South Coast Air Quality Management District's Rule 1109.1 – Emissions of Oxides of Nitrogen from Petroleum Refineries and Related Operations; CARB's Control Measure for Ocean-Going Vessels At Berth Rule and its Airborne Toxic Control Measure for Commercial Harbor Craft; reductions in the National Ambient Air Quality Standards; bans or restrictions on certain chemicals, feedstocks, products, or processes (such as hydrofluoric acid alkylation); and other laws and regulations concerning climate- and environmental-related matters (including GHG emissions), as well as health- and safety-related matters (such as industrial safety ordinances), have in certain instances resulted in, and are expected to continue to result in, increased costs and capital expenditures that impact our ability to effectively and profitably operate and maintain our facilities. These include things such as (i) restrictions on certain refinery operations, (ii) requirements to modify our operations or install new emissions controls or other equipment, and (iii) costs to administer our obligations under the Renewable and Low-Carbon Fuel Programs. Such risks remain particularly acute in California.

Many of these matters and developments are subject to considerable uncertainty due to a number of factors, including technological and economic feasibility, legal challenges, and changes in law,

regulation, or policy, as noted above, and it is not currently possible to predict the ultimate effects thereof on us. However, such events could adversely restrict or affect our refining and marketing operations and limit our profitability; cause us to make changes to our business, strategy, operations, and assets, as well as our current financial and accounting estimates and assumptions; cause a reduction in demand for our products; and result in negative publicity, litigation, and enforcement, each of which could materially and adversely affect our business, financial condition, results of operations, and liquidity. See also Note 2 of Notes to Consolidated Financial Statements.

We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting low-carbon fuels.

As described under "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*," we strategically market our low-carbon fuels based on regional policies, regulations, standards, feedstock preferences, CI scores, and our ability to obtain fuel pathways, credits, certifications, and incentives. A significant portion of our low-carbon fuels are sold in California, Canada, the U.K., and the European Union (EU).

Regarding the RFS, in June 2025, the EPA announced proposed rules (RFS Set II) that would, among other things, impose increased RVOs for 2026 and 2027, particularly with respect to biomass-based diesel, while also proposing to (i) reduce by 50 percent the number of RINs that may be generated for U.S. domestically produced renewable fuels made from foreign feedstocks, as well as for imports into the U.S. of finished renewable fuel; (ii) reduce the equivalency values for biomass-based diesel and renewable diesel produced through hydrogenation, which is used by DGD for renewable diesel and SAF production, resulting in fewer RINs generated for each gallon produced; and (iii) partially waive cellulosic biofuel volumes for 2025. In 2025, the EPA also issued decisions on hundreds of small refinery exemption (SRE) petitions that were pending, and granted full or partial exemptions on a majority of such petitions spanning RFS compliance years 2016-2024, which remain subject to ongoing litigation. As part of this action, the EPA also outlined a process for refineries granted SREs that had already retired RINs for compliance to have their RINs un-retired and returned. While RINs for compliance years prior to 2023 have expired and are expected to have little to no value, RINs for compliance years 2023 and thereafter can be used by small refineries granted SREs to update previous compliance filings, which is expected to allow up to approximately 20 percent per compliance year of a particular refinery's RINs to be carried forward into subsequent years. In September 2025, the EPA also issued a supplemental notice of proposed rulemaking for the proposed 2026 and 2027 RFS Set II rules that co-proposes to reallocate to RFS obligated parties (such as us) either 100 percent or 50 percent of the SRE exempted volumes that were granted for 2023 and 2024, as well as those projected to be granted for 2025 as part of the ongoing RFS Set II rulemaking (which would increase our 2026-2027 RVO obligations even further). While the final RFS Set II rules have not been finalized, the EPA's proposals present considerable risks that the final RFS Set II rules could require RVOs for 2026-2027 that are infeasible, significantly impact RIN prices and availability, and adversely impact both our Refining and Renewable Diesel segments. The EPA has indicated it intends to finalize these rules in the first quarter of 2026, but this may be further delayed and subject to litigation, which could also delay the 2025 RFS compliance deadlines and result in additional risks and uncertainty.

The risks and uncertainties with respect to the final RFS Set II rules are also interrelated with and compounded by U.S. tariffs impacting DGD's foreign feedstock supplies and several other low-carbon fuels policies, standards, and incentives; and vice versa. For example, for fuel produced on or after January 1, 2026, the OBBB restricts eligibility for the clean fuel production credit to fuels that are derived

exclusively from feedstock that was produced or grown in the U.S., Mexico, or Canada, and important guidance with respect to certain aspects of such credits has yet to be finalized. Additionally, in June 2025, California's Office of Administrative Law approved an amendment to the LCFS that seeks to reduce the CI of California's transportation fuel pool by 30 percent by 2030 and by 90 percent by 2045 and imposes a cap on the issuance of credits for biomass-based diesel produced from soybean, canola, or sunflower oil, limiting it to 20 percent of the total credits per producer or importer, updated the model used to calculate CI, and introduced more onerous sustainability criteria for crop-based biofuels. Certain Canadian provinces have also recently imposed requirements under their low-carbon fuels standards or programs that limit the amount of imported ethanol and renewable diesel that can be claimed under the programs, and similar protectionist measures are being considered at the federal level in Canada. Further, effective January 1, 2025, the U.K. imposed additional feedstock and reporting requirements impacting SAF compared to the "Refuel EU" requirements under the EU Renewable Energy Directive. The combined effects of each of the foregoing present considerable risks and uncertainties.

We are also exposed to the volatility in the market price of RINs, LCFS credits, and other credits, as described in Note 20 of Notes to Consolidated Financial Statements. We cannot predict the future prices of such credits, which depend upon numerous factors, including (as applicable) EPA and U.S. state regulations; other U.S. and foreign laws and regulations; the events discussed above with respect to DGD's foreign feedstock supplies; the availability of such credits for purchase; transportation fuel production levels (which can vary significantly each quarter); approved CI pathways; and CI scores. The final RFS Set II rules, the ability to sell "E15" fuel year-round, and additional actions related to SREs will likely affect RIN prices, as discussed above. For example, if the RVOs for cellulosic biofuel are high relative to D3 RIN generation, RIN prices may rise, and the EPA may or may not issue cellulosic waiver credits in time to moderate price spikes, if at all. Future RVOs for biomass-based diesel also may not reflect the ongoing impacts of U.S. tariffs, the OBBB, the LCFS, and other low-carbon fuels policies, standards, and incentives on D4 RIN generation. If an insufficient number of RINs, LCFS credits, or other credits are available for purchase (or available only at unfavorable prices), or if we are otherwise unable to meet our obligations under the Renewable and Low-Carbon Fuel Programs, our business, financial condition, results of operations, and liquidity could be adversely affected. Similar events have occurred in the past and may occur again in the future.

The Renewable and Low-Carbon Fuel Programs and the U.S. federal tax incentives related to low-carbon fuels (such as the OBBB) are complex, can be subject to interpretative uncertainty, often have different or conflicting requirements or methodologies, and are frequently evolving, requiring us to periodically update our systems and controls for compliance, and imposing strains on company resources. In addition to regulation, many customers demand or prefer that the low-carbon fuels they purchase be certified through various voluntary certification bodies such as the International Sustainability and Carbon Certification system. While such certifications present business opportunities and can enhance product marketability, they also entail additional strains on company resources and risks from the loss or interruption of such certification, including decreased marketability of such products, as well as litigation and enforcement. These regulations, policies, and standards have a significant impact on the market prices of low-carbon fuel feedstocks and products, and in turn the margins on our low-carbon fuels. Our low-carbon fuels businesses could be materially and adversely affected if (i) such regulations, policies, and standards are adversely changed or interpreted, unavailable, or discontinued, including due to adverse changes in perceptions or sentiments regarding low-carbon fuels or the feedstocks used to produce them (e.g., "food vs. fuel" and concerns regarding international supply chains perceived as vulnerable to fraud); (ii) any of our low-carbon fuels products, or the feedstocks used in their production, do not comply therewith, or would result in reduced benefits or incentives thereunder, or (iii) we or an entity in our supply chain are unable to satisfy or maintain the conditions of any approved pathways or certifications

thereunder, or under voluntary certifications. Such changes or developments could also negatively impact our low-carbon projects. Certain such events have occurred and may continue.

Applicable environmental, health, and safety laws and regulations expose us to various other risks.

Our operations are also subject to other extensive environmental, health, and safety laws and regulations by various levels of government authorities where we operate or have operated, including those relating to the release or discharge of materials into the environment, waste management, pollution prevention, air emissions, and characteristics and composition of fuels. Certain of these laws and regulations have in the past imposed, and could again impose, obligations on us to conduct assessment or remediation efforts at our current or formerly owned facilities or third-party sites where we have taken wastes for disposal or where our wastes may have migrated. The principal environmental risks associated with our operations are air emissions, waste handling, and releases into the soil, surface water, or groundwater. Such laws and regulations have also imposed, and may again impose, liability on us for our acts or omissions, or those of others, without regard to noncompliance, causation, contribution, negligence, or fault.

Because environmental, health, and safety laws and regulations have become more complex and stringent and new or revised laws and regulations are continuously being enacted or proposed, and are being interpreted and applied in evolving ways, the level of costs required for such matters has increased and may continue to increase. Additionally, many U.S. state and local regulatory agencies have been aggressive in the scope and frequency of, and the magnitude and type of the relief sought by, the enforcement and investigative actions they have pursued under applicable environmental, health, and safety laws and regulations, particularly with respect to fossil fuel companies. This has been especially acute in California. Such enforcement and investigative actions, as well as threats thereof, have resulted in, and could continue to result in, increased costs, expenses, and negative publicity. In addition to U.S. regulations, there continue to be citizen suits seeking to enforce such laws and regulations and various U.S. state and local governments continue to focus on enforcement thereof. Despite our efforts to maintain safe and environmentally responsible operations, in certain instances we have faced, and may continue to face, changing regulatory interpretations, costs, and liability for personal injury, property, and natural resource damage; community impacts; and assessment and remediation costs due to actual or alleged noncompliance, emissions, pollution, discharges, and/or contamination. We are also exposed to potential liability and costs related to regulated chemicals and other regulated materials, such as various perfluorinated compounds, per- and polyfluoroalkyl substances, benzene, and petroleum hydrocarbons, at or from our current and formerly owned facilities, and new regulations with respect to certain such materials have recently been adopted or proposed by the EPA and certain U.S. states, and other laws and regulations may continue to arise. Such liabilities and costs could materially and adversely affect our business, financial condition, results of operations, and liquidity.

We are subject to risks arising from litigation, government action, and mandatory disclosure rules related to climate- and other sustainability-related matters, or aimed at the fossil fuel industry.

We could face increased climate-related litigation with respect to our operations, disclosures, or products. Governments, non-governmental organizations, and private parties across the world have filed lawsuits or initiated regulatory action against fossil fuel companies. Such lawsuits and actions often allege noncompliance with applicable laws or regulations, or personal injury or damages they attribute to perceived climate-related harms, and seek damages and/or abatement under various tort and other theories, including under consumer protection, human rights, or constitutional provisions. We have been named as a co-defendant in a lawsuit in state court by a county in Oregon seeking significant damages and abatement under various tort theories (including deceptive disclosures). We have also been named as a co-defendant in a federal class-action lawsuit in California alleging antitrust and consumer protection

claims related to costs of complying with the LCFS. While we intend to vigorously defend against the allegations in those pending actions, the ultimate outcomes and impacts to us cannot be predicted with certainty at this time, we could incur substantial legal costs and reputational damage associated with defending such matters, and an adverse ruling could require us to pay significant damages. From time to time, we have also been subject to, and expect to continue to be subject to, other litigation related to environmental, health, and safety incidents or other accidents arising in the normal course of our operations. Our industry in particular has been subject to a rising number of lawsuits seeking substantial damage awards in such matters, which have been exacerbated by recent legal, judicial, and jury-related trends in certain jurisdictions where we operate. We have faced, and expect to continue to face, increased risks related to such matters and the outcome of pending or future claims for such matters could have a material adverse effect on our business, financial condition, results of operations, and liquidity. Governments and private parties are also increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements and disclosures by companies regarding climate- and other sustainability-related matters are false or misleading "greenwashing" that violate deceptive trade practices, consumer protection statutes, or other similar laws and regulations, or are fraudulent or misleading under certain corporate or securities laws and regulations.

The states of New York and Vermont have also enacted legislation establishing various cost recovery programs designed to upgrade infrastructure and fund community initiatives they designate as purported climate mitigation investments, under which "responsible parties," which the programs have deemed to include refiners and other fossil fuel companies, bear the costs on a strict liability basis, and other U.S. states have proposed or are considering similar legislation. Certain governmental authorities have also sought to attribute blame for certain perceived climate-related matters primarily to fossil fuel companies, and some are considering legislation that would create private causes of action making them strictly liable for damages incurred in certain natural catastrophes and weather events. These matters present a high degree of uncertainty, including due to legal viability, regarding the extent to which fossil fuel companies face an increased risk of liability and reputational damage stemming from alleged climate- and other sustainability-related matters. Various U.S. state and local governments have also proposed or are considering imposing taxes, fees, assessments, or tax abatement limitations on fossil fuel companies.

In addition to voluntary disclosures in response to investor and stakeholder requests discussed above, many governments have also proposed or adopted regulations that impose disclosure obligations with respect to various climate-related matters and other sustainability-related matters. In October 2023, California adopted a host of broad and far-reaching climate-related disclosure obligations, including with respect to GHG emissions, climate-related financial-risk reporting, and statements regarding GHG emissions reductions; and carbon offsets, certain of which are currently subject to ongoing litigation and potential delays, creating substantial uncertainty. New York also recently adopted certain GHG reporting requirements that are even broader in scope than California's and require extremely burdensome (perhaps even infeasible) and detailed disclosures, including with respect to the quantity and type of fuel and feedstock related to such emissions. Other U.S. states have proposed or announced disclosure obligations with respect to climate-related matters. The U.K. has adopted and the EU has provisionally adopted certain burdensome disclosures related to various environmental, climate, social, supply chain, human rights, and other sustainability-related matters. In the EU, these include its Corporate Sustainability Reporting Directive (CSRD) and its Corporate Sustainability Due Diligence Directive (CSDDD), which also provides a private cause of action. Although the scope of CSRD and CSDDD have been simplified with provisional agreements by applicable governance bodies within the EU, endorsement and formal adoption are still pending. Further, the scope and extent to which the CSRD and the CSDDD will require any extraterritorial disclosure obligations on non-EU parent companies remains unknown and presents considerable uncertainty for many companies, including us. Some governments have also adopted laws

and regulations, or have launched investigations and requested information, based on pricing practices in the fossil fuel industry, which we have been and may again be subject to. For example, California's Oil Refinery Cost Disclosure Act (SB 1322) requires refineries in California to report monthly on the volume and cost of the crude oil they buy, the quantity and price of the wholesale gasoline they sell, and the gross gasoline margin per barrel, among other information. Some governments and other third parties we do business with have also begun requesting product-specific climate-related disclosures from us in connection with their own reporting. At the same time, in September 2025, the EPA proposed to effectively cease its Greenhouse Gas Reporting Program, which presents uncertainties with respect to future climate-related reporting methodologies that are utilized. Our efforts to comply with these laws, regulations, and requests impose a strain on company resources and expose us to risk by requiring disclosure of information that (i) may be protected trade secrets and/or competitively sensitive; (ii) exposes us to litigation and enforcement; (iii) may be inconsistent with other standards or requirements that are subject to ongoing change and uncertainty, or our current practices that may utilize different methodologies or standards; (iv) is subject to many assumptions and inherent calculation difficulties, such as accuracy, completeness, and dependence on third parties; (v) may be perceived in ways that adversely impact our business relationships, credibility, and reputation; and (vi) may be infeasible to obtain or report. The costs, burdens, and risks imposed by the foregoing may cause us to alter our business and operations in certain locations.

We are subject to risks arising from compliance with and changes in tax laws.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes; indirect taxes (e.g., excise, duty, sales, use, gross receipts, and value-added taxes); and payroll, franchise, withholding, and ad valorem taxes. New and revised tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. For example, the OBBB contains significant changes to U.S. tax law. Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Although we believe we have used reasonable interpretations and assumptions in calculating our tax liabilities, the final determination of these tax audits and any related proceedings cannot be predicted with certainty. Any adverse outcome of any of such tax audits or related proceedings could result in unforeseen tax-related liabilities that may, individually or in the aggregate, materially affect our cash tax liabilities, or create issues with respect to certain of our business permits, authorizations, and registrations, and, as a result, our business, financial condition, results of operations, and liquidity. Tax rates in the various jurisdictions in which we operate may change significantly as a result of political or economic factors beyond our control. It is also possible that future changes to tax laws or tax treaties (including the global minimum tax), or interpretations thereof, could impact our ability to realize the tax savings recorded to date and adversely affect our future effective tax rates. See also Note 15 of Notes to Consolidated Financial Statements.

CYBERSECURITY AND PRIVACY RELATED RISKS

We are subject to risks arising from a significant breach of our information systems.

Our information systems and network infrastructure have been and continue to be subject to frequent unauthorized access attempts and other cyber attacks, including ransom-related incidents, which could result in increased costs to detect, prevent, respond to, and mitigate these threats. Such efforts include, among others, deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. These attacks could also result in (i) a loss of intellectual property, proprietary information, or employee, customer, vendor, or supplier data; (ii) public disclosure of sensitive information; (iii) systems interruption; (iv) disruption of our business operations; (v) remediation costs and repairs of system damage; (vi) reputational damage that adversely affects

customer, supplier, or investor confidence; and (vii) damage to our business and competitiveness. AI may also be leveraged by threat actors to enhance the volume and sophistication of their attacks. A breach could also originate from or compromise our customers', vendors', suppliers', or other third-party networks outside of our control that could impact our business and operations, as occurred with the Colonial Pipeline cybersecurity incident in May 2021. Our vendors and suppliers are also increasingly using and offering platforms powered by AI. Although we implement internal controls on the connectivity of third parties to our systems that attempt to prevent or mitigate the impact from incidents affecting third-party systems, we have limited control over ensuring that third parties themselves are consistently enforcing strong controls over their systems. Increased risks of such attacks and disruptions also exist because of global geopolitical and other conflicts and tensions. A breach may also result in legal claims or proceedings against us by our stockholders, employees, customers, vendors, suppliers, and government authorities. There can be no assurance that our current or future infrastructure protection technologies and disaster recovery plans can prevent or mitigate such breaches, cyber- and ransom-related incidents, or systems failures, any of which could have a material adverse effect on our business, financial condition, results of operations, and liquidity. The continuing and evolving threat of cybersecurity incidents (including through AI) has resulted in increased regulatory focus on prevention and disclosure, such as the directive issued by the U.S. Transportation Security Administration following the Colonial Pipeline cybersecurity incident, the obligations imposed by the U.S. Cyber Incident Reporting for Critical Infrastructure Act. We have been, and may continue to be, required to expend significant resources to comply with such laws and regulations, and otherwise be exposed to litigation and enforcement related thereto. See "ITEM 1C. CYBERSECURITY" for additional information on such matters.

Data privacy and security issues expose us to increased liability and operational changes and costs.

Along with our own data and information in the normal course of our business, we collect and retain certain data that is subject to specific laws and regulations. The compliant processing of this data domestically and transferring of this data across international borders continue to increase in complexity, which has, and will likely continue, to impose increased efforts and costs on company resources for compliance functions related thereto. This data is subject to regulation at various levels of government in many areas of our business and in jurisdictions across the world, including data privacy and security laws such as the EU General Data Protection Regulation, the U.K. Data Protection Act 2018, Quebec's Bill 64, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and various other comprehensive privacy laws passed by other U.S. states. We also operate in other jurisdictions with comprehensive data privacy laws and regulations (such as Mexico and Peru), and other jurisdictions are considering issuing similar laws and regulations. The U.S. Federal Trade Commission has also adopted rules requiring the reporting of certain data breaches. As the implementation, interpretation, and enforcement of such laws continues to progress and evolve, there may also be developments that amplify such risks. Any failure by us to comply with these laws and regulations could expose us to litigation and enforcement. The growing sophistication and implementation of advanced AI technologies also increases the risks we face related to data privacy and security.

GENERAL RISK FACTORS

Uncertainty and illiquidity in financial markets, or changes in our credit profile or ratings, can adversely affect our ability to obtain credit and capital, increase our costs, and limit our flexibility.

Our ability to obtain credit and capital depends in large measure on capital markets and liquidity factors that we do not control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity

financing or commercial arrangements may be adversely impacted by prolonged periods of high interest rates, inflation, unstable or illiquid financial market conditions, or adverse changes in our credit profile or to our credit ratings. These factors could adversely impact and limit our ability to obtain favorable credit and financing, raise our cost of capital, or require us to provide collateral or other forms of security, which would increase our costs and restrict our operational and financial flexibility. Unstable or illiquid financial market conditions and periods of prolonged high interest rates could also negatively impact our pension plans' assets and funding requirements. From time to time, we may also need to supplement our cash generated from operations with proceeds from financing activities or obtain letters of credit in certain transactions. In addition, we rely on the counterparties to our commercial agreements and commodity hedging and derivative instruments to fulfill their obligations thereunder. Uncertainty and illiquidity in financial markets and periods of prolonged high interest rates could have an adverse impact on the costs or availability of the financial and commercial arrangements provided by such parties, which could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

We do not maintain insurance coverage that fully protects against all potential losses and liabilities.

We are subject to various hazards and other incidents common to the industry, including explosions, fires, toxic emissions, transportation hazards, severe weather events, and natural disasters/acts of nature (including, in certain locations, earthquakes), among others. While we maintain insurance coverage in amounts and types that we believe are prudent, such coverage protects against some, but not all, potential losses and liabilities arising from such hazards and incidents, and we have experienced, and may again experience, certain uninsured or self-insured events related thereto. Market, industry, and other developments have also caused, and may again cause, adverse changes in the costs, terms, and availability of certain amounts or types of coverage. If we incur a significant loss or liability that is not adequately insured, it could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

We are exposed to risks arising from various labor-related matters.

Certain employees at five of our U.S. refineries, our Canada and U.K. refineries, and our terminal in Montreal, are covered by collective bargaining or similar agreements, which generally have unique and independent expiration dates. Workers at any of our facilities that are not currently represented by a union or covered by similar agreements could vote for such representation or coverage in the future. To the extent we are in negotiations for labor agreements at any time, there is no assurance an agreement will be reached without a strike, lockout, work stoppage, or other labor action or disruption, and such events have occurred for certain periods in the past, and may occur again in the future. Any such prolonged event at our facilities or otherwise impacting our operations could have an adverse effect on our business, financial condition, results of operations, and liquidity. Labor-related laws and regulations have in certain instances also resulted in, and may again result in, reduced labor availability and higher costs. Our business could also be negatively impacted if we are unable to recruit, train, and retain adequate personnel, including those with key skills or knowledge. Inflation has also caused, and may in the future cause, increases in employee-related costs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

RISK MANAGEMENT AND STRATEGY

We take an enterprise approach to information security risk management and governance. Our information security program and framework comprise processes, policies, practices, systems, and technologies that are designed to identify, assess, prioritize, manage, and monitor risks to our information systems, including risks from cybersecurity threats and risks associated with the use of third-party service providers.

Our established recovery approach is designed to provide for the ready availability and use of our business-critical processes in the event of any downtime, disaster, or outages. We also seek to identify and mitigate the risks associated with the use of third-party service providers through the review of their security programs prior to our engagement thereof. Additionally, our control environment and internal audit process are designed to bring a systematic, disciplined approach to evaluate our risk management, control, and governance processes concerning cybersecurity and our information security framework.

We have a cybersecurity Incident Response Plan (IRP) that sets forth a process designed to effectively respond to an incident by obtaining information, coordinating activities, assessing results, and communicating applicable developments to our stakeholders, including employees, law enforcement, other external parties and agencies, and our Board. The IRP includes the following major components: preparation, detection and analysis, containment, eradication, notification, recovery, reporting, and lessons learned. Specific technical and legal playbooks have also been developed for data breaches, malware, unauthorized remote access, ransomware, and ransom-related incidents. We have also retained certain third-party experts to assist us with various aspects of incident assessment and response in the event those services become necessary or useful.

Typically, we (i) perform periodic tabletop exercises with a company-wide cross-functional team that are facilitated by a third-party expert and are intended to simulate a real-life security incident, (ii) conduct penetration testing as needed and annually conduct Payment Card Industry Data Security Standard testing and firewall reviews, and have periodically engaged a third-party expert to help therewith, (iii) hold annual cybersecurity awareness trainings, and (iv) periodically engage a third-party expert to conduct a review of our information security framework, which is designed to help identify existing and emerging risks, and mitigate such risks. These internal efforts and external third-party reviews also support our efforts to regularly assess our information security program and framework against emerging risks, market and industry developments and provide opportunities to make adjustments or enhancements when deemed prudent or necessary. In 2024, we established a company-wide cross-functional team to assess the risks and opportunities from conventional and generative AI. We continued these assessments in 2025 and expect to continue these efforts going forward. To date, there have been no cybersecurity incidents that have materially affected us, or that are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations.

For additional information on the cybersecurity risks we face, see "ITEM 1A. RISK FACTORS—CYBERSECURITY AND PRIVACY RELATED RISKS—*We are subject to risks arising from a significant breach of our information systems*."

GOVERNANCE

Our Board's Role in Cybersecurity Oversight

Oversight of risk management, including with respect to risks from cybersecurity threats, is the responsibility of our Board, which exercises its oversight responsibilities both directly and through its committees. The Audit Committee of our Board has formal oversight responsibilities established in its committee charter concerning our initiatives and strategies respecting cybersecurity and information technology risks. At least once annually, the heads of our information services and internal audit teams provide a report to the Audit Committee on cybersecurity and information technology risks, as well as our information security operations, structure, framework, various cybersecurity and information technology metrics, our cybersecurity and information security management and improvement efforts, future projects, and our governance and assessments related to cybersecurity and information technology. The chair of the Audit Committee reports to the Board a summary of the information presented by the heads of our information services and internal audit teams during their cybersecurity update. Periodically, the Board also receives reports on such matters directly. As noted above, the IRP also contains notification procedures to the Board.

Management's Role in Assessment and Management of Material Risks from Cybersecurity Threats

We have an Information Security Committee (Infosec Committee) consisting of refining, renewables, logistics, human resources, and information services personnel that typically meets weekly to evaluate third-party exchange of data and collaborate on strategy for dealing with information security risks and other related matters. The Infosec Committee reports to our Information Security Oversight Committee (Infosec Oversight Committee) and our Executive Steering Committee on cybersecurity (Executive Steering Committee). Our Infosec Oversight Committee consists of information services, refining, and internal audit personnel and typically meets quarterly to discuss network threats and the overall security landscape. Our Executive Steering Committee consists of management within our information services, internal audit, refining, renewable diesel, ethanol, legal, and logistics teams, and typically meets twice per year to review and discuss information security metrics and results of security assessments, among other items. Key members of the Infosec Oversight Committee and the Executive Steering Committee provide a report to the Audit Committee of the Board as discussed above.

Our information services team is led by our Vice President-Information Services and Technology, who also chairs the Infosec Oversight Committee and has approximately 25 years of experience in the information technology industry. Collectively, the members of our Infosec Committee, Infosec Oversight Committee, and Executive Steering Committee have decades of experience within the information technology industry and/or cybersecurity areas. On a monthly basis, our Vice President-Information Services and Technology provides executive management with an Information Security Scorecard, which includes any cybersecurity incidents that have occurred. If a cybersecurity incident is declared under the IRP, we will evaluate whether such incident might have a material adverse impact on our business, financial condition, results of operations, or reputation, among other considerations, and communicate that discussion to executive management, who will then determine if escalation to the Board is warranted and if further disclosure is required to the SEC, other government agencies, and/or other parties.

ITEM 3. LEGAL PROCEEDINGS

LITIGATION

We incorporate by reference into this item our disclosures made in Note 1 of Notes to Consolidated Financial Statements under “Legal Contingencies.”

ENVIRONMENTAL ENFORCEMENT MATTERS

SEC regulations require us to disclose certain information about proceedings arising under federal, state, or local provisions regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment if a governmental authority is a party to such proceeding and we reasonably believe that such proceeding will result in monetary sanctions that exceed a specified threshold. There were no proceedings required to be disclosed in this item under SEC regulations. Pursuant to SEC regulations, we use a threshold of $1 million for purposes of determining whether disclosure of any such proceedings is required. We believe any such proceedings less than this threshold are not material to our business and financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table lists the names and titles of our executive officers (for purposes of Rule 3b-7 under the Securities Exchange Act of 1934) as of the date of this report. There is no arrangement or understanding between any executive officer listed below or any other person under which the executive officer was or is to be selected as an officer. Under our bylaws, our officers are elected annually by our Board, and hold such office until their successor has been chosen and qualified, or their earlier death, resignation, or removal.

Name	Current Position	Age as of December 31, 2025
R. Lane Riggs	Chairman of the Board, Chief Executive Officer and President	60
Harminder S. “Homer” Bhullar	Senior Vice President and Chief Financial Officer	45
Gary K. Simmons	Executive Vice President and Chief Operating Officer	61
Richard J. Walsh	Executive Vice President and General Counsel	60
Eric A. Fisher	Senior Vice President Product Supply, Trading and Wholesale	57

Mr. Riggs was elected to the additional position of Chairman of the Board as of the close of business on December 31, 2024, and was elected Chief Executive Officer and President, and as a member of our Board effective as of the close of business on June 30, 2023. He previously served as President and Chief Operating Officer (beginning January 23, 2020), and Executive Vice President and Chief Operating Officer (beginning January 1, 2018), and prior to that as Executive Vice President Refining Operations and Engineering (beginning 2014), and Senior Vice President Refining Operations (beginning 2011). He has held several leadership positions within Valero overseeing refining operations, supply optimization and crude and feedstock supply, and planning and economics. Mr. Riggs also previously served on the board of directors of Valero Energy Partners GP LLC (the general partner of Valero Energy Partners LP) from 2014 to 2019.

Mr. Bhullar was elected to serve as Senior Vice President and Chief Financial Officer on October 28, 2025, effective January 1, 2026. He previously served as Vice President-Investor Relations and Finance (beginning April 29, 2021) and was responsible for overseeing our investor relations and finance functions, as well as strategic communications, public relations, advertising, and community engagement. Prior to that he served as Vice President Investor Relations (from January 2019 to April 29, 2021) and as Vice President Business Development (from July 2018 through December 2018). Prior to joining Valero in 2014, Mr. Bhullar was an investment banker focused on the energy sector.

Mr. Simmons was elected Executive Vice President and Chief Operating Officer on July 20, 2023. He previously served as Executive Vice President and Chief Commercial Officer (beginning January 23, 2020), and Senior Vice President Supply, International Operations and Systems Optimization (beginning May 2014), and prior to that as Vice President Crude and Feedstock Supply and Trading (2012 to 2014), and Vice President Supply Chain Optimization (2011 to 2012). Mr. Simmons has held many leadership positions with Valero, including Vice President and General Manager of our Ardmore and St. Charles refineries.

Mr. Walsh was elected Executive Vice President and General Counsel on October 29, 2024. He previously served as Senior Vice President, General Counsel and Secretary, (beginning April 22, 2021), and prior to that he served as Senior Vice President and General Counsel (beginning July 15, 2020). Mr. Walsh has responsibility for our legal and governmental affairs, health, safety, and environmental, fuels compliance, risk management and compliance/ethics teams, and public policy and engagement. He previously served as Vice President and Deputy General Counsel from 2016 to 2020. He joined Valero in 1999 and has served in many different leadership roles within our legal department.

Mr. Fisher was elected Senior Vice President Product Supply, Trading and Wholesale on July 20, 2023. He previously served as Senior Vice President Wholesale Marketing & International Commercial Operations from 2017 to 2023. In his current role, Mr. Fisher has responsibility for our product supply and trading, global wholesale marketing, and the specialty products marketing business. He joined Valero in 1997 and has held many leadership positions within the Company, including President-Europe, Vice President-Investor and Corporate Communications, and Vice President-Investor Relations, and Marketing and Strategic Planning.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NYSE under the trading symbol "VLO."

As of January 31, 2026, there were 3,996 holders of record of our common stock.

Dividends are considered quarterly by the Board, may be paid only when approved by the Board, and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements, and other factors and restrictions our Board deems relevant. There can be no assurance that we will pay a dividend in the future at the rates we have paid historically, or at all.

The following table discloses purchases of shares of our common stock made by us or on our behalf during the fourth quarter of 2025.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (c)
October 2025	73,565	$ 171.14	—	$2.8 billion
November 2025	1,612,991	$ 175.92	1,588,344	$2.5 billion
December 2025	4,663,575	$ 167.86	4,659,105	$1.7 billion
Total	6,350,131	$ 169.94	6,247,449	$1.7 billion

(a) The shares reported in this column include 102,682 shares related to our purchases of shares from participants in our stock-based compensation plans in connection with the vesting of restricted stock and other stock compensation transactions in accordance with the terms of our stock-based compensation plans.

(b) The average price paid per share reported in this column excludes brokerage commissions and a one percent excise tax on share purchases.

(c) On February 22, 2024, we announced that our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, and we completed all authorized share purchases under that program during the fourth quarter of 2025. On October 29, 2024, we announced that our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date (the September 2024 Program). This authorization was granted on September 19, 2024. As of December 31, 2025, we had $1.7 billion remaining available for purchase under the September 2024 Program. On February 25, 2026, our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, which is in addition to the amount remaining under the September 2024 Program.

The performance graph below is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively.

This performance graph and the related textual information are based on historical data and are not indicative of future performance. The following line graph compares the cumulative total return[4] on an investment in our common stock against the cumulative total return of the S&P 500 Composite Index and an index of peers (that we selected) for the five-year period commencing December 31, 2020 and ending December 31, 2025. Our selected peer group comprises the following eleven members: ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund; EOG Resources, Inc.; HF Sinclair Corporation; LyondellBasell Industries N.V.; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; and Phillips 66. The Energy Select Sector SPDR Fund (XLE) serves as a proxy for stock price performance of the energy sector and includes energy companies with which we compete for capital. We believe that our peer group represents a group of companies for making head-to-head performance comparisons in a competitive operating environment that is primarily characterized by U.S.-based companies that have business models predominantly consisting of downstream refining operations, together with similarly sized energy companies that share operating similarities to us, and that are in adjacent segments of the oil and gas industry.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN[4]

Among Valero, the S&P 500 Index, and Peer Group


$400
$350
$300
$250
$200
$150
$100
$50
$0
12/20
12/21
12/22
12/23
12/24
12/25
Valero
S&P 500 Index
Peer Group

	As of December 31,					
	2020	2021	2022	2023	2024	2025
Valero common stock	$ 100.00	$ 140.33	$ 245.61	$ 260.04	$ 252.46	$ 346.01
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
Peer Group	100.00	153.44	256.82	278.17	253.25	251.49

[4] Assumes that an investment in Valero common stock, the S&P 500 index, and our peer group was $100 on December 31, 2020. Cumulative total return is based on share price appreciation plus reinvestment of dividends from December 31, 2020 through December 31, 2025.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is management's perspective of our current financial condition and results of operations, and should be read in conjunction with "ITEM 1A. RISK FACTORS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" included in this report. This discussion and analysis includes the years ended December 31, 2025 and 2024 and comparison between such years. The discussion for the year ended December 31, 2023 and comparison between the years ended December 31, 2024 and 2023 have been omitted from this annual report on Form 10-K for the year ended December 31, 2025, as such information can be found in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in our annual report on Form 10-K for the year ended December 31, 2024, which was filed on February 26, 2025.

CAUTIONARY STATEMENT FOR THE PURPOSE OF SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report, including without limitation our disclosures below under "OVERVIEW AND OUTLOOK," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words "anticipate," "believe," "expect," "plan," "intend," "scheduled," "estimate," "project," "projection," "predict," "budget," "forecast," "goal," "guidance," "target," "could," "would," "should," "may," "strive," "seek," "pursue," "potential," "opportunity," "aimed," "considering," "continue," "evaluate," and similar expressions.

These forward-looking statements include, among other things, statements regarding:

- the effect, impact, potential duration or timing, or other implications of global geopolitical and other conflicts and tensions, and government and other responses thereto;
- future Refining segment margins, including gasoline and distillate margins, and differentials;
- future Renewable Diesel segment margins;
- future Ethanol segment margins;
- expectations regarding feedstock costs, including crude oil differentials, product prices for each of our segments, transportation costs, and operating expenses (including natural gas, electricity, and water availability and prices);
- anticipated levels of crude oil and liquid transportation fuel inventories, storage capacity, and production;
- expectations with respect to third-party refining, logistics, and low-carbon fuels projects and operations, and the effect and implications thereof on industry and market dynamics;
- expectations regarding the levels of, and costs and timing with respect to, the production and operations at our existing refineries and plants, projects under evaluation, construction, or development, and former projects;
- our plans, actions, assets, and operations in California and expected timing and cost of obligations and other financial statement impacts;
- our anticipated level of capital investments, including deferred turnaround and catalyst cost expenditures, our expected allocation between, and/or within, growth capital expenditures and sustaining capital expenditures, capital expenditures for environmental and other purposes, and

joint venture investments, the expected costs and timing applicable to such capital investments and any related projects, and the effect of those capital investments on our business, financial condition, results of operations, and liquidity;

- our anticipated level of cash distributions or contributions, such as our dividend payment rate and contributions to our pension plans and other postretirement benefit plans;
- our ability to meet future cash and credit requirements, whether from funds generated from our operations or our ability to access financial markets effectively, and expectations regarding our liquidity;
- our evaluation of, and expectations regarding, any future activity under our share purchase program or transactions involving our debt securities;
- anticipated trends in the supply of, and demand for, crude oil and other feedstocks, refined petroleum products, renewable diesel, SAF, ethanol, and corn-related co-products in the regions where we operate, as well as globally;
- expectations regarding environmental, tax, and other regulatory matters, including the matters discussed in Notes 2 and 15 of Notes to Consolidated Financial Statements and under "ITEM 3. LEGAL PROCEEDINGS," the anticipated amounts and timing of payment with respect to our deferred tax liabilities, unrecognized tax benefits, matters impacting our ability to repatriate cash held by our foreign subsidiaries, and the anticipated or potential effects thereof on our business, financial condition, results of operations, and liquidity;
- the effect of general economic and other conditions, including inflation and economic activity levels, on refining, renewable diesel, SAF, and ethanol industry fundamentals, as well as our capital allocation;
- expectations regarding our risk management activities, including the anticipated effects of our hedge transactions;
- expectations regarding our counterparties and VIEs, including our ability to pass on increased compliance costs and timely collect receivables, and the credit risk within our accounts receivable or accounts payable;
- expectations regarding adoptions of new, or changes to existing, low-carbon fuel regulations, policies, and standards issued by governments across the world to address GHG emissions and the percentage of low-carbon fuels in the transportation fuel mix, including, but not limited to, the Renewable and Low-Carbon Fuel Programs, blending and tax credits, efficiency standards, or other benefits or incentives that impact the demand for low-carbon fuels; and
- expectations regarding our low-carbon fuels strategy, publicly disclosed GHG emissions reductions/displacements target, and our current, former, and any future low-carbon projects.

We based our forward-looking statements on our current expectations, estimates, and projections about ourselves, current and potential counterparties, our industry, and the global economy and financial markets generally. We caution that these statements are not guarantees of future performance or results and involve known and unknown risks and uncertainties, the ultimate outcomes of which we cannot predict with certainty. In addition, we based many of these forward-looking statements on assumptions about future events, the ultimate outcomes of which we cannot predict with certainty and which may prove to be inaccurate. Accordingly, actual performance or results may differ materially from the future performance or results that we have expressed, suggested, or forecast in the forward-looking statements. Differences between actual performance or results and any future performance or results expressed, suggested, or forecast in these forward-looking statements could result from a variety of factors, including the following:

- the effects arising out of global geopolitical and other conflicts and tensions, including with respect to changes in trade flows and impacts to crude oil and other markets;

- demand for, and supplies of, refined petroleum products (such as gasoline, diesel, jet fuel, and petrochemicals), renewable diesel, SAF, ethanol, and corn-related co-products;
- demand for, and supplies of, crude oil and other feedstocks, as well as other critical materials and supplies;
- the effects of public health threats, pandemics, and epidemics, governmental and societal responses thereto, and the adverse impacts of the foregoing on our business, financial condition, results of operations, and liquidity, and the global economy and financial markets generally;
- acts of terrorism or other third-party actions affecting either our refineries and plants or third-party facilities that could impair our ability to produce or transport refined petroleum products, renewable diesel, SAF, ethanol, or corn-related co-products, to receive feedstocks, or otherwise operate efficiently;
- the effects of war or hostilities, and political and economic conditions, in countries that produce crude oil or other feedstocks or consume refined petroleum products, renewable diesel, SAF, ethanol, or corn-related co-products;
- the ability of the members of OPEC, and other petroleum-producing nations that collectively make up OPEC+, to agree on and to maintain crude oil price and production controls;
- the level of consumer demand, consumption, and overall economic activity, including the effects from seasonal fluctuations and market prices;
- refinery, renewable diesel plant, or ethanol plant overcapacity or undercapacity;
- the risk that any transactions or capital decisions may not provide the anticipated benefits or may result in unforeseen detriments;
- the actions taken by competitors, including both pricing and adjustments to refining capacity or low-carbon fuels production, as well as changes in the geographic markets where they operate, in response to market conditions;
- the level of competitors’ imports into markets that we supply;
- accidents, unscheduled shutdowns, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, societal, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party service providers;
- changes in the cost or availability of transportation or storage capacity for feedstocks and our products;
- pressure and influence of environmental groups and other stakeholders upon policies and decisions related to the production, transportation, storage, refining, processing, marketing, and sales of crude oil or other feedstocks, refined petroleum products, renewable diesel, SAF, ethanol, or corn-related co-products;
- the price, availability, technology related to, and acceptance of alternative fuels and alternative-fuel vehicles, as well as sentiment and perceptions with respect to low-carbon projects and GHG emissions more generally;
- the levels of government subsidies for, and executive orders, mandates, or other policies with respect to, alternative fuels, alternative-fuel vehicles, and other low-carbon technologies or initiatives, including those related to carbon sequestration, carbon capture and storage, and low-carbon fuels, or affecting the price of natural gas, electricity, and/or water;
- the volatility in the market price of compliance credits (primarily RINs needed to comply with the RFS) under the Renewable and Low-Carbon Fuel Programs;
- delay of, cancellation of, or failure to implement planned capital or other strategic projects and realize the various assumptions and benefits projected for such projects or cost overruns in executing such planned projects;

- natural disasters/acts of nature and severe weather events, such as earthquakes, storms, hurricanes, droughts, floods, wildfires, and other similar events, which can unforeseeably affect the price or availability of electricity, natural gas, crude oil, waste and renewable feedstocks, corn, and other feedstocks, critical supplies, refined petroleum products, renewable diesel, SAF, ethanol, and corn-related co-products;
- rulings, judgments, or settlements in litigation or other legal or regulatory matters, such as unexpected environmental remediation or enforcement costs, including those in excess of any reserves or insurance coverage;
- legislative or regulatory action, including the introduction or enactment of legislation or rulemakings by government authorities, environmental regulations, changes to income tax rates, profits, procedures, windfall, margin, or other taxes or penalties, tax changes or restrictions impacting the foreign repatriation of cash, actions implemented under SBx 1-2 and related regulation, actions implemented under the Renewable and Low-Carbon Fuel Programs, including changes to volume requirements or other obligations or exemptions under the RFS, and actions arising from the EPA's or other government agencies' regulations, policies, or initiatives concerning GHGs, including mandates for or bans of specific technology, which may adversely affect our business, financial condition, results of operations, and liquidity;
- changing economic, regulatory, and political environments and related events in the various countries in which we operate or otherwise do business, including tariffs, duties, and other trade restrictions, de-globalized supply chains or the diversification of historic trade patterns, expropriation or impoundment of assets, failure of foreign governments and state-owned entities to honor their contracts, property disputes, economic instability, restrictions on the transfer of funds, duties and tariffs and their effects on trading relationships, transportation delays, import and export controls, labor unrest, security issues involving key personnel, and decisions, investigations, regulations, issuances or revocations of permits and other authorizations, government shutdowns, and other actions, policies, and initiatives by federal, state, local, and other jurisdictions applicable to us;
- changes in the credit ratings assigned to our debt securities and trade credit;
- the operating, financing, and distribution decisions of our joint ventures, other joint venture members, and other consolidated VIEs that we do not control;
- changes in currency exchange rates, including the value of the Canadian dollar, the pound sterling, the euro, the Mexican peso, and the Peruvian sol relative to the U.S. dollar;
- the adequacy of capital resources and liquidity, including availability, timing, and amounts of cash flow or our ability to borrow or access financial markets;
- the costs, disruption, and diversion of resources associated with lawsuits, proceedings, demands, or investigations, or campaigns and negative publicity commenced by government authorities, investors, stakeholders, or other interested parties;
- overall economic conditions, including the stability and liquidity of financial markets, and the effect thereof on consumer demand; and
- other factors generally described in the "RISK FACTORS" section included in "ITEM 1A. RISK FACTORS" in this report.

Any one of these factors, or a combination of these factors, could materially affect our future business, financial condition, results of operations, and liquidity and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those expressed, suggested, or forecast in any forward-looking statements. Such forward-looking statements speak only as of the date of this annual report on Form 10-K and we do not intend to update these statements unless we are required by applicable securities laws to do so.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing, as it may be updated or modified by our future filings with the SEC. We undertake no obligation to publicly release any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events unless we are required by applicable securities laws to do so.

NON-GAAP FINANCIAL MEASURES

The following discussions in "OVERVIEW AND OUTLOOK," "RESULTS OF OPERATIONS," and "LIQUIDITY AND CAPITAL RESOURCES" include references to financial measures that are not defined under U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures include Refining, Renewable Diesel, and Ethanol segment margin; adjusted operating income (including adjusted operating income for each of our reportable segments, as applicable); Refining segment adjusted operating expenses (excluding depreciation and amortization expense); and capital investments attributable to Valero. We have included these non-GAAP financial measures to help facilitate the comparison of operating results between years, to help assess our cash flows, and because we believe they provide useful information as discussed further below. Refer to the tables in note (f), beginning on page 53, for the reconciliations of Refining, Renewable Diesel, and Ethanol segment margin; adjusted operating income (including adjusted operating income for each of our reportable segments, as applicable); and adjusted Refining operating expenses (excluding depreciation and amortization expense) to their most directly comparable GAAP financial measures. Also in note (f), we disclose the reasons why we believe our use of such non-GAAP financial measures provides useful information. See the table on page 61 for a reconciliation of capital investments attributable to Valero to its most directly comparable GAAP financial measure, and also on page 61, we disclose the reasons why we believe our use of this non-GAAP financial measure provides useful information.

OVERVIEW AND OUTLOOK

Overview

Business Operations Update

Our results for the year ended December 31, 2025 were supported by strong worldwide demand for petroleum-based transportation fuels, while worldwide supply of those products remained constrained. However, our results were also impacted by the asset impairment loss of $1.1 billion ($877 million after taxes) associated with our operations in California, as described in Note 2 of Notes to Consolidated Financial Statements.

Our results, particularly for our Renewable Diesel segment, were also negatively impacted by trade and other policy changes during 2025. For instance, the U.S. federal government implemented new or revised tariffs, duties, and other actions with respect to U.S. and foreign trade, manufacturing, and investment that impacted our business operations during 2025. Although energy commodities, including crude oil and refined petroleum products, are generally exempt from the recently effective U.S. tariffs, our Renewable Diesel segment was subject to new tariffs on renewable feedstocks imported into the U.S. These tariffs have at times made the use of certain feedstocks, particularly foreign-sourced feedstocks, economically impractical and resulted in reduced margins. We have taken actions to mitigate the impact of tariffs and duties on our business, including utilizing established free-trade zones, adjusting our feedstock slates, and optimizing our supply chain. Also, a significant portion of the new tariffs and existing duties we incurred are eligible for recovery through duty drawback claims, and we have implemented processes that allow us to file such claims in an efficient and timely manner.

In addition, effective January 1, 2025, the blender's tax credit, which offered a tax incentive of $1.00 per gallon to blenders of certain renewable fuels, was replaced by the clean fuel production credit. The clean fuel production credit is a tax credit available for qualifying sales of certain low-carbon transportation fuels produced in the U.S. and the value of the credit is dependent on the CI of the fuel, among other factors. The transition to the clean fuel production credit has resulted in fewer volumes being eligible for a tax credit as well as lower credit values for fuels that were previously incentivized under the blender's tax credit, which had a negative impact on our Renewable Diesel segment margins.

For a discussion on the risks and uncertainties with respect to trade and other policy matters discussed above, see "ITEM 1A. RISK FACTORS—BUSINESS, INDUSTRY, AND OPERATIONS RISKS—*The availability and prices of our feedstocks and other critical supplies expose us to risks*."

For the year ended December 31, 2025, we reported $2.3 billion of net income attributable to Valero stockholders driven by strong demand for our products and continued strength in refining margins. Our operating results for 2025, including operating results by segment, are described in the summary on the following page, and detailed descriptions can be found under "RESULTS OF OPERATIONS" beginning on page 46.

Our operations generated $5.8 billion of cash in 2025. Also, we issued $650 million of 5.150 percent Senior Notes due February 15, 2030 during 2025, as described in Note 9 of Notes to Consolidated Financial Statements. The cash generated by our operations, along with the net proceeds from our debt issuance, was used to make $1.9 billion of capital investments in our business, return $4.0 billion to our stockholders through purchases of common stock for treasury and dividend payments, and repay $440 million of our public debt that matured in 2025. As a result of this and other activity during the year, our cash, cash equivalents, and restricted cash increased by $36 million to $4.9 billion as of December 31, 2025. We had $9.8 billion in liquidity as of December 31, 2025. The components of our liquidity and

descriptions of our cash flows, capital investments, and other matters impacting our liquidity and capital resources can be found under “LIQUIDITY AND CAPITAL RESOURCES” beginning on page 57.

Results for the Year Ended December 31, 2025

For 2025, we reported net income attributable to Valero stockholders of $2.3 billion compared to $2.8 billion for 2024. The decrease of $422 million was primarily due to decreases in operating income of $574 million and “other income, net” of $119 million, partially offset by a decrease in net income attributable to noncontrolling interests of $338 million. The details of our operating income (loss) and adjusted operating income, where applicable, by segment and in total are reflected below (in millions). Adjusted operating income excludes the adjustments reflected in the tables in note (f) beginning on page 53.

	Year Ended December 31,		
	2025	2024	Change
Refining segment:			
Operating income	$ 4,040	$ 3,971	$ 69
Adjusted operating income	5,273	3,988	1,285
Renewable Diesel segment:			
Operating income (loss)	(156)	507	(663)
Ethanol segment:			
Operating income	374	288	86
Adjusted operating income	374	315	59
Total company:			
Operating income	3,181	3,755	(574)
Adjusted operating income	4,414	3,799	615

While our operating income decreased by $574 million in 2025 compared to 2024, adjusted operating income increased by $615 million primarily due to the following:

- *Refining segment*. Refining segment adjusted operating income increased by $1.3 billion primarily due to higher gasoline, distillate (primarily diesel), and other product margins and an increase in throughput volumes, partially offset by a decline in crude oil and other feedstock differentials and increases in adjusted operating expenses (excluding depreciation and amortization expense) and depreciation and amortization expense.

- *Renewable Diesel segment*. Renewable Diesel segment operating income decreased by $663 million primarily due to higher feedstock costs and a decline in the value of low-carbon fuel tax incentives, partially offset by higher product prices (primarily renewable diesel) and a decrease in operating expenses (excluding depreciation and amortization expense).

- *Ethanol segment*. Ethanol segment adjusted operating income increased by $59 million primarily due to higher ethanol prices and an increase in production volumes, partially offset by higher corn prices and an increase in operating expenses (excluding depreciation and amortization expense).

Outlook

Many uncertainties remain with respect to the supply and demand balances in petroleum-based product markets worldwide. While it is difficult to predict future worldwide economic activity and its resulting impact on product supply and demand, including the effects of tariffs thereon, we have noted several factors below that have impacted or may impact our results of operations during the first quarter of 2026.

- Global demand for gasoline, diesel, and jet fuel continues to rise, with growth in demand for jet fuel outpacing growth of other primary petroleum-based transportation fuels. In addition, colder temperatures across the North Atlantic and moderation in biofuel consumption growth are expected to support petroleum-based diesel demand.

- Expected reductions in refining capacity in the U.S. and Europe, unplanned outages at Russian refineries due to the Russia-Ukraine conflict, and a prolonged ramp-up of new capacity in emerging markets continue to support utilization of remaining global refining capacity.

- Crude oil differentials are expected to widen as a result of an increase in sour crude oil production from OPEC+ suppliers and recent developments involving the Venezuelan government and associated sanctions. However, potential sanction adjustments related to Iran and Russia, ongoing uncertainty in Venezuela, and the continued Russia-Ukraine conflict could result in increased volatility in the crude oil market and potentially impact crude oil differentials.

- Renewable diesel demand is expected to remain consistent with current levels.

- Ethanol demand is expected to follow typical seasonal patterns.

RESULTS OF OPERATIONS

The following tables, including the reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures in note (f) beginning on page 53, highlight our results of operations, our operating performance, and market reference prices that directly impact our operations. Note references in this section can be found on pages 53 through 56.

Financial Highlights by Segment and Total Company
(millions of dollars)

	Year Ended December 31, 2025				
	Refining	Renewable Diesel	Ethanol	Corporate and Eliminations	Total
Revenues:					
Revenues from external customers	$ 116,158	$ 2,508	$ 4,021	$ —	$ 122,687
Intersegment revenues	8	2,089	956	(3,053)	—
Total revenues	116,166	4,597	4,977	(3,053)	122,687
Cost of sales:					
Cost of materials and other (a)	96,080	4,178	3,913	(3,075)	101,096
Taxes other than income taxes (b)	6,720	—	—	—	6,720
Operating expenses (excluding depreciation and amortization expense reflected below) (c)	5,426	308	611	(1)	6,344
Depreciation and amortization expense	2,754	267	79	(5)	3,095
Total cost of sales	110,980	4,753	4,603	(3,081)	117,255
Asset impairment loss (d)	1,131	—	—	—	1,131
Other operating expenses	15	—	—	—	15
General and administrative expenses (excluding depreciation and amortization expense reflected below)	—	—	—	1,042	1,042
Depreciation and amortization expense	—	—	—	63	63
Operating income (loss) by segment	$ 4,040	$ (156)	$ 374	$ (1,077)	3,181
Other income, net					380
Interest and debt expense, net of capitalized interest					(556)
Income before income tax expense					3,005
Income tax expense					759
Net income					2,246
Less: Net loss attributable to noncontrolling interests					(102)
Net income attributable to Valero Energy Corporation stockholders					$ 2,348

Financial Highlights by Segment and Total Company (continued)
(millions of dollars)

	Year Ended December 31, 2024				
	Refining	Renewable Diesel	Ethanol	Corporate and Eliminations	Total
Revenues:					
Revenues from external customers	$ 123,853	$ 2,410	$ 3,618	$ —	$ 129,881
Intersegment revenues	10	2,656	868	(3,534)	—
Total revenues	123,863	5,066	4,486	(3,534)	129,881
Cost of sales:					
Cost of materials and other	106,638	3,944	3,558	(3,524)	110,616
Taxes other than income taxes (b)	5,900	—	—	—	5,900
Operating expenses (excluding depreciation and amortization expense reflected below)	4,946	350	536	(1)	5,831
Depreciation and amortization expense	2,391	265	77	(4)	2,729
Total cost of sales	119,875	4,559	4,171	(3,529)	125,076
Other operating expenses	17	—	27	—	44
General and administrative expenses (excluding depreciation and amortization expense reflected below)	—	—	—	961	961
Depreciation and amortization expense	—	—	—	45	45
Operating income by segment	$ 3,971	$ 507	$ 288	$ (1,011)	3,755
Other income, net					499
Interest and debt expense, net of capitalized interest					(556)
Income before income tax expense					3,698
Income tax expense (e)					692
Net income					3,006
Less: Net income attributable to noncontrolling interests					236
Net income attributable to Valero Energy Corporation stockholders					$ 2,770

Average Market Reference Prices and Differentials

	Year Ended December 31,	
	2025	2024
Refining		
Feedstocks (dollars per barrel)		
Brent crude oil	$ 68.18	$ 79.79
Brent less West Texas Intermediate (WTI) crude oil	3.29	3.95
Brent less WTI Houston crude oil	2.29	2.48
Brent less Dated Brent crude oil	(0.82)	(0.91)
Brent less Argus Sour Crude Index crude oil	3.24	4.33
Brent less Maya crude oil	8.46	11.43
Brent less Western Canadian Select Houston crude oil	7.21	10.36
WTI crude oil	64.90	75.84
Natural gas (dollars per million British thermal units)	3.04	1.88
RVO (dollars per barrel) (g)	5.85	3.75
Product margins (RVO adjusted unless otherwise noted) (dollars per barrel)		
U.S. Gulf Coast:		
CBOB gasoline less Brent	6.11	6.06
Ultra-low-sulfur (ULS) diesel less Brent	19.10	15.76
Polymer Grade Propylene less Brent (not RVO adjusted)	(6.45)	4.70
U.S. Mid-Continent:		
CBOB gasoline less WTI	10.70	10.48
ULS diesel less WTI	22.70	17.87
North Atlantic:		
CBOB gasoline less Brent	10.93	11.08
ULS diesel less Brent	23.32	18.32
U.S. West Coast:		
CARBOB 87 gasoline less Brent	26.38	21.58
CARB diesel less Brent	25.17	18.89

Average Market Reference Prices and Differentials (continued)

	Year Ended December 31,	
	2025	2024
Renewable Diesel		
New York Mercantile Exchange ULS diesel (dollars per gallon)	$ 2.31	$ 2.44
Biodiesel RIN (dollars per RIN)	1.01	0.59
California LCFS (dollars per metric ton)	56.36	60.19
U.S. Gulf Coast (USGC) used cooking oil (dollars per pound)	0.56	0.43
USGC DCO (dollars per pound)	0.58	0.48
USGC fancy bleachable tallow (dollars per pound)	0.55	0.44
Ethanol		
Chicago Board of Trade corn (dollars per bushel)	4.40	4.24
New York Harbor ethanol (dollars per gallon)	1.87	1.79

2025 Compared to 2024

Total Company, Corporate, and Other

The following table includes selected financial data for the total company, corporate, and other for 2025 and 2024. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2025	2024	Change
Revenues	$ 122,687	$ 129,881	$ (7,194)
Cost of sales (see notes (a) and (c))	117,255	125,076	(7,821)
Asset impairment loss (see note (d))	1,131	—	1,131
Operating income	3,181	3,755	(574)
Adjusted operating income (see note (f))	4,414	3,799	615
Other income, net	380	499	(119)
Net income (loss) attributable to noncontrolling interests	(102)	236	(338)

Revenues decreased by $7.2 billion in 2025 compared to 2024 primarily due to decreases in product prices for the petroleum-based transportation fuels associated with sales made by our Refining segment. This decrease in revenues, along with the effect of an asset impairment loss of $1.1 billion in 2025 (see note (d)), was partially offset by a decrease in cost of sales of $7.8 billion primarily due to decreases in crude oil and other feedstock costs.

Operating income decreased by $574 million in 2025; however, adjusted operating income, which excludes the adjustments in the table in note (f), increased by $615 million, from $3.8 billion in 2024 to $4.4 billion in 2025. The components of this $615 million increase in adjusted operating income are discussed by segment in the segment analyses that follow.

“Other income, net” decreased by $119 million in 2025 compared to 2024 primarily due to lower interest income on cash driven by a decrease in interest rates in 2025.

Net income attributable to noncontrolling interests decreased by $338 million in 2025 compared to 2024 primarily due to lower earnings associated with DGD, whose operations compose our Renewable Diesel segment. See Note 12 of Notes to Consolidated Financial Statements regarding our accounting for DGD and the Renewable Diesel segment analysis beginning on page 51.

Refining Segment Results

The following table includes selected financial and operating data of our Refining segment for 2025 and 2024. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2025	2024	Change
Operating income	$ 4,040	$ 3,971	$ 69
Adjusted operating income (see note (f))	5,273	3,988	1,285
Refining margin (see note (f))	13,403	11,325	2,078
Operating expenses (excluding depreciation and amortization expense reflected below)	5,426	4,946	480
Adjusted operating expenses (excluding depreciation and amortization expense reflected below) (see note (f))	5,376	4,946	430
Depreciation and amortization expense	2,754	2,391	363
Asset impairment loss (see note (d))	1,131	—	1,131
Throughput volumes (thousand BPD) (see note (h))	2,988	2,912	76

Refining segment operating income increased by $69 million in 2025 compared to 2024; however, Refining segment adjusted operating income, which excludes the adjustments in the table in note (f), increased by $1.3 billion in 2025 compared to 2024. The components of this increase in the adjusted results, along with the reasons for the changes in those components, are outlined below.

- Refining segment margin increased by $2.1 billion in 2025 compared to 2024.

  Refining segment margin is primarily affected by the prices for the petroleum-based transportation fuels that we sell and the cost of crude oil and other feedstocks that we process. The table on page 48 reflects market reference prices and differentials that we believe impacted our Refining segment margin in 2025 compared to 2024.

  The increase in Refining segment margin was primarily due to the following:

  - An increase in distillate (primarily diesel) margins had a favorable impact of approximately $1.8 billion.

  - An increase in margins for products other than gasoline and distillates had a favorable impact of approximately $940 million.

  - An increase in gasoline margins had a favorable impact of approximately $650 million.

◦ An increase in throughput volumes of 76,000 barrels per day had a favorable impact of approximately $340 million.

◦ A decline in crude oil differentials had an unfavorable impact of approximately $1.1 billion.

◦ A decline in differentials for other feedstocks had an unfavorable impact of approximately $600 million.

- Refining segment adjusted operating expenses (excluding depreciation and amortization expense), which excludes the adjustment in the table in note (f), increased by $430 million primarily due to increases in energy costs of $197 million, certain employee compensation expenses of $84 million, and maintenance expenses of $69 million.

- Refining segment depreciation and amortization expense increased by $363 million primarily due to incremental depreciation expense of approximately $300 million related to our plan to idle the processing units and cease refining operations at our Benicia Refinery by the end of April 2026, as described in Note 2 of Notes to Consolidated Financial Statements.

Renewable Diesel Segment Results

The following table includes selected financial and operating data of our Renewable Diesel segment for 2025 and 2024. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2025	2024	Change
Operating income (loss)	$ (156)	$ 507	$ (663)
Renewable Diesel margin (see note (f))	419	1,122	(703)
Operating expenses (excluding depreciation and amortization expense reflected below)	308	350	(42)
Depreciation and amortization expense	267	265	2
Sales volumes (thousand gallons per day) (see note (h))	2,748	3,530	(782)

Renewable Diesel segment operating income decreased by $663 million in 2025 compared to 2024. The components of this decrease, along with the reasons for the changes in those components, are outlined below.

- Renewable Diesel segment margin decreased by $703 million in 2025 compared to 2024.

  Renewable Diesel segment margin is primarily affected by the price for the low-carbon fuels that we sell, the value of the related low-carbon fuel tax credits, and the cost of the feedstocks that we process. The table on page 49 reflects market reference prices that we believe impacted our Renewable Diesel segment margin in 2025 compared to 2024.

The decrease in Renewable Diesel segment margin was primarily due to the following:

- An increase in the cost of the feedstocks processed during the period had an unfavorable impact of approximately $940 million. During 2025, we became subject to newly imposed tariffs on certain foreign-sourced renewable feedstocks, resulting in higher costs for those feedstocks. Furthermore, these tariffs resulted in increased demand for qualifying domestic feedstocks and, consequently, higher market prices for domestic-sourced feedstocks. See "OVERVIEW AND OUTLOOK—*Overview*—Business Operations Update" beginning on page 43 for additional discussion.

- A decline in the value of tax incentives for low-carbon fuels had an unfavorable impact of approximately $675 million. Effective January 1, 2025, the blender's tax credit was replaced by the clean fuel production credit. This transition resulted in a reduction in the volumes of fuel eligible for a tax credit, as well as lower credit values for certain fuels that were previously incentivized under the blender's tax credit regime. See "OVERVIEW AND OUTLOOK—*Overview*—Business Operations Update" beginning on page 43 for additional discussion.

- An increase in product prices, primarily renewable diesel, had a favorable impact of approximately $880 million.

- Renewable Diesel segment operating expenses (excluding depreciation and amortization expense) decreased by $42 million primarily due to decreases in outside services of $22 million and chemicals and catalysts costs of $19 million.

Ethanol Segment Results

The following table includes selected financial and operating data of our Ethanol segment for 2025 and 2024. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2025	2024	Change
Operating income	$ 374	$ 288	$ 86
Adjusted operating income (see note (f))	374	315	59
Ethanol margin (see note (f))	1,064	928	136
Operating expenses (excluding depreciation and amortization expense reflected below)	611	536	75
Depreciation and amortization expense	79	77	2
Production volumes (thousand gallons per day) (see note (h))	4,611	4,538	73

Ethanol segment operating income increased by $86 million in 2025 compared to 2024; however, Ethanol segment adjusted operating income, which excludes the adjustment in the table in note (f), increased by $59 million in 2025 compared to 2024. The components of this increase in the adjusted results, along with the reasons for the changes in those components, are outlined below.

- Ethanol segment margin increased by $136 million in 2025 compared to 2024.

Ethanol segment margin is primarily affected by prices for the ethanol and corn-related co-products that we sell and the cost of corn that we process. The table on page 49 reflects market reference prices that we believe impacted our Ethanol segment margin in 2025 compared to 2024.

The increase in Ethanol segment margin was primarily due to the following:

  - An increase in ethanol prices had a favorable impact of approximately $150 million.

  - An increase in production volumes of 73,000 gallons per day had a favorable impact of approximately $30 million.

  - An increase in corn prices had an unfavorable impact of approximately $50 million.

- Ethanol segment operating expenses (excluding depreciation and amortization expense) increased by $75 million primarily due to increases in energy costs of $55 million and certain employee compensation expenses of $12 million.

____

The following notes relate to references on pages 46 through 52.

(a) Cost of materials and other for the year ended December 31, 2025 includes a charge of $37 million related to the liquidation of certain LIFO inventory layers attributable to our Refining segment. Inventory levels for our West Coast refining operations decreased during the year ended December 31, 2025 in connection with our plan to idle the processing units and cease refining operations at the Benicia Refinery by the end of April 2026.

(b) Taxes other than income taxes includes excise taxes on sales by certain of our foreign operations.

(c) Operating expenses (excluding depreciation and amortization expense) for the year ended December 31, 2025 includes employee retention and separation costs of $50 million related to the Benicia Refinery. In connection with our plan to idle the processing units and cease refining operations at the Benicia Refinery, we implemented a transition plan for eligible employees, which includes retention incentive payments and separation benefits.

(d) In March 2025, we approved a plan with respect to the operations at our Benicia Refinery and currently intend to idle the processing units and cease refining operations by the end of April 2026. In addition, we considered strategic alternatives for our remaining operations in California. As a result, we evaluated the assets of the Benicia and Wilmington refineries for impairment as of March 31, 2025 and concluded that the carrying values of these assets were not recoverable. Therefore, we reduced the carrying values of the Benicia and Wilmington refineries to their estimated fair values and recognized a combined asset impairment loss of $1.1 billion in the year ended December 31, 2025.

(e) In December 2024, the Internal Revenue Service (IRS) approved our application for registration as a producer of second-generation biofuels with respect to the cellulosic ethanol produced at our ethanol plants. As a result, we recognized a current income tax benefit of $79 million in December 2024 for the tax credit attributable to volumes of cellulosic ethanol produced and sold by us in the U.S. from 2020 through 2024.

(f) We use certain financial measures (as noted below) that are not defined under GAAP and are considered to be non-GAAP measures.

We have defined these non-GAAP measures and believe they are useful to the external users of our financial statements, including industry analysts, investors, lenders, and rating agencies. We believe these measures are useful to assess our ongoing financial performance because, when reconciled to their most comparable GAAP measures, they provide improved comparability between periods after adjusting for certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and

trends. These non-GAAP measures should not be considered as alternatives to their most comparable GAAP measures nor should they be considered in isolation or as a substitute for an analysis of our results of operations as reported under GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled measures used by other companies because we may define them differently, which diminishes their utility.

Non-GAAP financial measures are as follows (in millions):

- **Refining margin** is defined as Refining segment operating income excluding the LIFO liquidation adjustment, operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, the asset impairment loss, and other operating expenses, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of Refining operating income to Refining margin		
Refining operating income	$ 4,040	$ 3,971
Adjustments:		
LIFO liquidation adjustment (see note (a))	37	—
Operating expenses (excluding depreciation and amortization expense) (see note (c))	5,426	4,946
Depreciation and amortization expense	2,754	2,391
Asset impairment loss (see note (d))	1,131	—
Other operating expenses	15	17
Refining margin	$ 13,403	$ 11,325

- **Renewable Diesel margin** is defined as Renewable Diesel segment operating income (loss) excluding operating expenses (excluding depreciation and amortization expense) and depreciation and amortization expense, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of Renewable Diesel operating income (loss) to Renewable Diesel margin		
Renewable Diesel operating income (loss)	$ (156)	$ 507
Adjustments:		
Operating expenses (excluding depreciation and amortization expense)	308	350
Depreciation and amortization expense	267	265
Renewable Diesel margin	$ 419	$ 1,122

- **Ethanol margin** is defined as Ethanol segment operating income excluding operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, and other operating expenses, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of Ethanol operating income to Ethanol margin		
Ethanol operating income	$ 374	$ 288
Adjustments:		
Operating expenses (excluding depreciation and amortization expense)	611	536
Depreciation and amortization expense	79	77
Other operating expenses	—	27
Ethanol margin	$ 1,064	$ 928

- **Adjusted Refining operating income** is defined as Refining segment operating income excluding the LIFO liquidation adjustment, employee retention and separation costs, the asset impairment loss, and other operating expenses, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of Refining operating income to adjusted Refining operating income		
Refining operating income	$ 4,040	$ 3,971
Adjustments:		
LIFO liquidation adjustment (see note (a))	37	—
Employee retention and separation costs (see note (c))	50	—
Asset impairment loss (see note (d))	1,131	—
Other operating expenses	15	17
Adjusted Refining operating income	$ 5,273	$ 3,988

- **Adjusted Ethanol operating income** is defined as Ethanol segment operating income excluding other operating expenses, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of Ethanol operating income to adjusted Ethanol operating income		
Ethanol operating income	$ 374	$ 288
Adjustment: Other operating expenses	—	27
Adjusted Ethanol operating income	$ 374	$ 315

- **Adjusted operating income** is defined as total company operating income excluding the LIFO liquidation adjustment, employee retention and separation costs, the asset impairment loss, and other operating expenses, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of total company operating income to adjusted operating income		
Total company operating income	$ 3,181	$ 3,755
Adjustments:		
LIFO liquidation adjustment (see note (a))	37	—
Employee retention and separation costs (see note (c))	50	—
Asset impairment loss (see note (d))	1,131	—
Other operating expenses	15	44
Adjusted operating income	$ 4,414	$ 3,799

- **Adjusted Refining operating expenses (excluding depreciation and amortization expense)** is defined as Refining segment operating expenses (excluding depreciation and amortization expense) excluding employee retention and separation costs, as reflected in the table below.

	Year Ended December 31,	
	2025	2024
Reconciliation of Refining operating expenses (excluding depreciation and amortization expense) to adjusted Refining operating expenses (excluding depreciation and amortization expense)		
Operating expenses (excluding depreciation and amortization expense)	$ 5,426	$ 4,946
Adjustment: Employee retention and separation costs (see note (c))	(50)	—
Adjusted Refining operating expenses (excluding depreciation and amortization expense)	$ 5,376	$ 4,946

(g) The RVO cost represents the average market cost on a per barrel basis to comply with the RFS program. The RVO cost is calculated by multiplying (i) the average market price during the applicable period for the RINs associated with each class of renewable fuel (i.e., biomass-based diesel, cellulosic biofuel, advanced biofuel, and total renewable fuel) by (ii) the quotas for the volume of each class of renewable fuel that must be blended into petroleum-based transportation fuels consumed in the U.S., as set or proposed by the EPA, on a percentage basis for each class of renewable fuel and adding together the results of each calculation.

(h) We use throughput volumes, sales volumes, and production volumes for the Refining segment, Renewable Diesel segment, and Ethanol segment, respectively, due to their general use by others who operate facilities similar to those included in our segments.

LIQUIDITY AND CAPITAL RESOURCES

Our Liquidity

Our liquidity consisted of the following as of December 31, 2025 (in millions):

Available capacity from our committed facilities (a):		
Valero Revolver	$	3,998
Accounts receivable sales facility		1,300
Total available capacity		5,298
Cash and cash equivalents (b)		4,460
Total liquidity	$	9,758

(a) Excludes the committed facilities of the consolidated VIEs.

(b) Excludes $228 million of cash and cash equivalents related to the consolidated VIEs that is for their use only.

Information about our outstanding borrowings, letters of credit issued, and availability under our credit facilities is reflected in Note 9 of Notes to Consolidated Financial Statements.

Our debt and financing agreements do not have rating agency triggers that would automatically require us to post additional collateral. However, in the event of certain downgrades of our senior unsecured debt by the ratings agencies, the cost of borrowings under some of our bank credit facilities and other arrangements may increase. As of December 31, 2025, all of our ratings on our senior unsecured debt, including debt guaranteed by us, were at or above investment grade level as follows:

Rating Agency	Rating
Moody’s Investors Service	Baa2 (stable outlook)
Standard & Poor’s Ratings Services	BBB (stable outlook)
Fitch Ratings	BBB (stable outlook)

We cannot provide assurance that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell, or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction below investment grade or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to obtain short- and long-term financing and the cost of such financings.

We believe we have sufficient funds from operations and from available capacity under our credit facilities to fund our ongoing operating requirements and other commitments over the next 12 months and thereafter for the foreseeable future. We expect that, to the extent necessary, we can raise additional cash through equity or debt financings in the public and private capital markets or the arrangement of additional credit facilities. However, there can be no assurances regarding the availability of any future financings or additional credit facilities or whether such financings or additional credit facilities can be made available on terms that are acceptable to us.

Cash Flows

Components of our cash flows are set forth below (in millions):

	Year Ended December 31,	
	2025	2024
Cash flows provided by (used in):		
Operating activities	$ 5,826	$ 6,683
Investing activities	(1,845)	(1,981)
Financing activities:		
Debt issuance and borrowings	7,574	7,137
Repayments of debt and finance lease obligations	(7,668)	(7,785)
Return to stockholders:		
Purchases of common stock for treasury	(2,598)	(2,875)
Common stock dividend payments	(1,405)	(1,384)
Return to stockholders	(4,003)	(4,259)
Other financing activities	(85)	(142)
Financing activities	(4,182)	(5,049)
Effect of foreign exchange rate changes on cash	237	(248)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 36	$ (595)

Cash Flows for the Year Ended December 31, 2025

In 2025, we used the $5.8 billion of cash generated by our operations and the $7.6 billion from our debt issuance and borrowings to make $1.8 billion of investments in our business, repay $7.7 billion of debt and finance lease obligations, return $4.0 billion to our stockholders through purchases of our common stock for treasury and dividend payments, and increase our available cash on hand by $36 million. The debt issuance, borrowings, and repayments are described in Note 9 of Notes to Consolidated Financial Statements.

As previously noted, our operations generated $5.8 billion of cash in 2025, resulting from net income of $2.2 billion and noncash charges of $3.8 billion, partially offset by a negative change in working capital of $192 million. Noncash charges primarily included a $1.1 billion asset impairment loss associated with our operations in California, as described in Note 2 of Notes to Consolidated Financial Statements, and $3.2 billion of depreciation and amortization expense, partially offset by a $197 million deferred income tax benefit. Details regarding the components of the change in working capital, along with the reasons for the changes in those components, are described in Note 18 of Notes to Consolidated Financial Statements. In addition, see "RESULTS OF OPERATIONS" for an analysis of the significant components of our net income.

Our investing activities of $1.8 billion primarily consisted of $1.9 billion in capital investments, as defined on the following page under "Capital Investments," of which $170 million related to capital investments made by DGD.

Cash Flows for the Year Ended December 31, 2024

In 2024, we used the $6.7 billion of cash generated by our operations, $7.1 billion in debt borrowings, and $595 million of cash on hand to make $2.0 billion of investments in our business, repay $7.8 billion of debt and finance lease obligations, and return $4.3 billion to our stockholders through purchases of our common stock for treasury and dividend payments. The debt borrowings and repayments are described in Note 9 of Notes to Consolidated Financial Statements.

As previously noted, our operations generated $6.7 billion of cash in 2024, driven by net income of $3.0 billion, noncash charges of $2.9 billion, and a positive change in working capital of $795 million. Noncash charges primarily included $2.8 billion of depreciation and amortization expense. Details regarding the components of the change in working capital, along with the reasons for the changes in those components, are described in Note 18 of Notes to Consolidated Financial Statements. In addition, see "RESULTS OF OPERATIONS" for an analysis of the significant components of our net income.

Our investing activities of $2.0 billion primarily consisted of $2.1 billion in capital investments, of which $321 million related to capital investments made by DGD.

Our Capital Resources

Our material cash requirements as of December 31, 2025 primarily consisted of working capital requirements, capital investments, contractual obligations, and other matters, as described below. Our operations have historically generated positive cash flows to fulfill our working capital requirements and other uses of cash as discussed below.

Capital Investments

Capital investments consist of our capital expenditures, deferred turnaround and catalyst cost expenditures, and investments in nonconsolidated joint ventures, as reflected in our statements of cash flows as shown on page 78. Capital investments exclude acquisitions, if any.

We also identify our capital investments by the nature of the project with which the expenditure is associated as follows:

- *Sustaining capital investments* are generally associated with projects that are expected to extend the lives of our property assets, sustain their operating capabilities and safety (including deferred turnaround and catalyst cost expenditures), or comply with regulatory requirements. Regulatory compliance capital investments are generally associated with projects that are incurred to comply with government regulatory requirements, such as requirements to reduce emissions and prohibited elements from our products.

- *Growth capital investments*, including low-carbon growth capital investments that support the development and growth of our low-carbon fuels businesses, are generally associated with projects for the construction of new property assets that are expected to enhance our profitability and cash-generating capabilities, including investments in nonconsolidated joint ventures.

We have developed an extensive multi-year capital investment program, which we update and revise based on changing internal and external factors. Our capital investment program aims to manage our capital investments on average over a multi-year period given the year-to-year variability with respect to timing, costs, and other aspects of capital projects, particularly growth capital projects. Capital projects may be accelerated, deferred, or canceled based on costs, market and economic conditions, regulatory approvals, project execution, competing uses of capital, and other variables, and capital investments and costs may particularly increase or decrease at the beginning and ending of a project. The variability in our year-to-year growth capital investments primarily reflects shifts in expected timing and costs of capital projects rather than a change in our capital allocation strategy. See also "ITEM 1A. RISK FACTORS—BUSINESS, INDUSTRY, AND OPERATIONS RISKS—*Our pursuit of capital and other strategic projects and actions exposes us to various risks*" regarding other considerations with respect to our capital investments.

The following table reflects our expected capital investments for the year ending December 31, 2026 by nature of the project and segment, along with historical amounts for the years ended December 31, 2025 and 2024 (in millions). The following table also reflects capital investments attributable to Valero, which is a non-GAAP measure that we define and reconcile to capital investments below under "Capital Investments Attributable to Valero."

	Year Ending December 31, 2026 (a)	Year Ended December 31,	
		2025	2024
Capital investments by nature of the project (b):			
Sustaining capital investments	$ 1,425	$ 1,685	$ 1,682
Growth capital investments	300	203	375
Total capital investments	$ 1,725	$ 1,888	$ 2,057
Capital investments by segment:			
Refining	$ 1,545	$ 1,609	$ 1,635
Renewable Diesel	50	170	321
Ethanol	100	39	34
Corporate	30	70	67
Total capital investments	1,725	1,888	2,057
Adjustments:			
Renewable Diesel capital investments attributable to the other joint venture member in DGD	(25)	(85)	(161)
Capital expenditures of other VIEs	—	(6)	(8)
Capital investments attributable to Valero	$ 1,700	$ 1,797	$ 1,888

(a) All expected amounts for the year ending December 31, 2026 exclude capital expenditures that the consolidated VIEs (other than DGD) may incur because we do not operate those VIEs.

(b) Capital investments attributable to Valero by nature of the project are as follows (in millions):

	Year Ending December 31, 2026	Year Ended December 31,	
		2025	2024
Sustaining capital investments	$ 1,400	$ 1,607	$ 1,634
Growth capital investments	300	190	254
Capital investments attributable to Valero	$ 1,700	$ 1,797	$ 1,888

We have a publicly disclosed GHG emissions reductions/displacements target and our capital investments in future years are expected to include investments associated with certain low-carbon projects currently at various stages of progress, evaluation, or approval in line therewith. Certain low-carbon projects and the associated capital investments are also included in our expected capital investments for 2026.

Capital Investments Attributable to Valero

Capital investments attributable to Valero is a non-GAAP financial measure that reflects our net share of capital investments and is defined as all capital expenditures, deferred turnaround and catalyst cost expenditures, and investments in nonconsolidated joint ventures, excluding the portion of DGD's capital investments attributable to the other joint venture member and all of the capital expenditures of other consolidated VIEs.

We are a 50 percent joint venture member in DGD and consolidate its financial statements, and DGD's operations compose our Renewable Diesel segment. As a result, all of DGD's net cash provided by operating activities (or operating cash flow) is included in our consolidated net cash provided by operating activities. In general, DGD's members use DGD's operating cash flow (excluding changes in its current assets and current liabilities) to fund its capital investments rather than distribute all of that cash to themselves. Because DGD's operating cash flow is effectively attributable to each member, only 50 percent of DGD's capital investments should be attributed to our net share of capital investments. We also exclude all of the capital expenditures of other VIEs that we consolidate because we do not operate those VIEs. See Note 12 of Notes to Consolidated Financial Statements for more information about the VIEs that we consolidate. We believe capital investments attributable to Valero is an important measure because it more accurately reflects our capital investments.

Capital investments attributable to Valero should not be considered as an alternative to capital investments, which is the most comparable GAAP measure, nor should it be considered in isolation or as a substitute for an analysis of our cash flows as reported under GAAP. In addition, this non-GAAP measure may not be comparable to similarly titled measures used by other companies because we may define it differently, which may diminish its utility.

The following table (in millions) reconciles our capital investments to capital investments attributable to Valero for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
Reconciliation of capital investments to capital investments attributable to Valero		
Capital expenditures (excluding VIEs)	$ 719	$ 649
Capital expenditures of VIEs:		
DGD	71	250
Other VIEs	6	8
Deferred turnaround and catalyst cost expenditures (excluding VIEs)	990	1,079
Deferred turnaround and catalyst cost expenditures of DGD	99	71
Investments in nonconsolidated joint ventures	3	—
Capital investments	1,888	2,057
Adjustments:		
DGD's capital investments attributable to the other joint venture member	(85)	(161)
Capital expenditures of other VIEs	(6)	(8)
Capital investments attributable to Valero	$ 1,797	$ 1,888

Contractual Obligations

Below is a summary of our contractual obligations (in millions) as of December 31, 2025 that are expected to be paid within the next year and thereafter. These obligations are reflected in our balance sheets, except (i) the interest payments related to debt obligations, operating lease liabilities, and finance lease obligations and (ii) purchase obligations.

	Payments Due by Period		
	Short-Term	**Long-Term**	**Total**
Debt obligations (a)	$ 695	$ 7,636	$ 8,331
Interest payments related to debt obligations (b)	421	4,003	4,424
Operating lease liabilities (c)	457	889	1,346
Finance lease obligations (c)	361	3,036	3,397
Other long-term liabilities (d)	—	1,793	1,793
Purchase obligations (e)	13,904	3,349	17,253

(a) Debt obligations and a maturity analysis of our debt are described in Note 9 of Notes to Consolidated Financial Statements. Debt obligations exclude amounts related to net unamortized debt issuance costs and other.

(b) Interest payments related to debt obligations are the expected payments based on information available as of December 31, 2025.

(c) Operating lease liabilities, finance lease obligations, and maturity analyses of remaining minimum lease payments are described in Note 5 of Notes to Consolidated Financial Statements. Operating lease liabilities and finance lease obligations reflected in this table include related interest expense.

(d) Other long-term liabilities are described in Note 8 of Notes to Consolidated Financial Statements. Other long-term liabilities exclude amounts related to the long-term portion of operating lease liabilities that are separately presented above.

(e) Purchase obligations are described in Note 10 of Notes to Consolidated Financial Statements. Purchase obligations are based on (i) fixed or minimum quantities to be purchased and (ii) fixed or estimated prices to be paid based on current market conditions.

In 2025, we issued $650 million of public debt and used a portion of the net proceeds to repay $440 million of our public debt that matured in 2025, as described in Note 9 of Notes to Consolidated Financial Statements.

The amount outstanding associated with the IEnova Revolver, as defined and described in Note 9 of Notes to Consolidated Financial Statements, is reflected in current portion of debt and finance lease obligations in our balance sheet as of December 31, 2025, and also included in the table above in debt obligations – short-term. The IEnova Revolver is subject to repayment on demand; however, we do not expect the lender to demand repayment during the next 12 months. Thus, the final cash flows for this instrument cannot be predicted with certainty at this time.

We have not entered into any transactions, agreements, or other contractual arrangements that would result in off-balance sheet liabilities.

Other Matters Impacting Liquidity and Capital Resources

Stock Purchase Programs

During the year ended December 31, 2025, we purchased for treasury 16,659,800 of our shares for a total cost of $2.6 billion. See Note 11 of Notes to Consolidated Financial Statements for additional information related to our stock purchase programs. As of December 31, 2025, we had $1.7 billion remaining available for purchase under the September 2024 Program. On February 25, 2026, our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no

expiration date, which is in addition to the amount remaining under the September 2024 Program. We will continue to evaluate the timing of purchases when appropriate. We have no obligation to make purchases under these programs.

Pension Plan Funding

During 2026, we plan to contribute approximately $70 million and $20 million to our pension plans and other postretirement benefit plans, respectively. See Note 13 of Notes to Consolidated Financial Statements for a discussion of our employee benefit plans.

Tax Matters

The OBBB

On July 4, 2025, the OBBB was enacted, which resulted in a broad range of changes to the Code, as more fully described in Note 15 of Notes to Consolidated Financial Statements. These changes and other provisions of this legislation did not have a material effect on our financial condition, results of operations, and liquidity in 2025. However, certain provisions of this legislation become effective over time and may require further clarification through regulations and other guidance issued by the U.S. Department of the Treasury and the IRS. We will continue to evaluate the effects of the OBBB on our financial condition, results of operations, and liquidity in the future.

Pillar Two

The Organisation for Economic Co-operation and Development (OECD) has introduced a framework that provides for a 15 percent global minimum effective tax rate for large multinational corporations on the income arising in each jurisdiction where they operate, known as Pillar Two. While all OECD countries and jurisdictions have agreed to Pillar Two, the related rules are being implemented on a country-by-country basis. Certain countries in which we operate, such as Canada, the U.K., and Ireland, have enacted tax legislation to implement Pillar Two with effective dates beginning in 2024, and we are subject to the tax laws of those countries. The Pillar Two rules did not have a material effect on our financial condition, results of operations, or liquidity in 2025. On January 5, 2026, the OECD released an administrative guidance package, including a "Side-by-Side System" designed to prevent other jurisdictions from imposing tax on U.S. profits of U.S. companies. We will continue to monitor U.S. and international legislative developments to assess the potential impacts of these rules. We currently do not expect that compliance with these rules will have a material effect on our financial condition, results of operations, or liquidity in the future.

Cash Held by Our Foreign Subsidiaries

As of December 31, 2025, $4.1 billion of our cash and cash equivalents was held by our foreign subsidiaries. Cash held by our foreign subsidiaries can be repatriated to us through dividends without any U.S. federal income tax consequences, but certain other taxes may apply, including, but not limited to, withholding taxes imposed by certain foreign jurisdictions, U.S. state income taxes, and U.S. federal income tax on foreign exchange gains. Therefore, there is a cost to repatriate cash held by certain of our foreign subsidiaries to us.

Asset Retirement Obligations

See Notes 2 and 8 of Notes to Consolidated Financial Statements for information regarding our expected asset retirement obligations.

Environmental Matters

Our operations are subject to extensive environmental regulations by government authorities relating to, among other matters, the release or discharge of materials into the environment, climate, waste

management, pollution prevention measures, GHG and other emissions, our facilities and operations, and characteristics and composition of many of our products. Because environmental laws and regulations have become more complex and stringent and new or revised environmental laws and regulations are continuously being enacted or proposed, the level of future costs and expenditures required for environmental matters could increase. See Note 1 of Notes to Consolidated Financial Statements regarding our accounting for our environmental liabilities under "Environmental Matters" and see Note 8 of Notes to Consolidated Financial Statements for disclosure of these liabilities. See also "ITEMS 1. and 2. BUSINESS AND PROPERTIES—GOVERNMENT REGULATIONS" and the items incorporated by reference therein.

Concentration of Customers

Our operations have a concentration of customers in the refining industry and customers who are refined petroleum product wholesalers and retailers. These concentrations of customers may impact our overall exposure to credit risk, either positively or negatively, in that these customers may be similarly affected by changes in economic or other conditions, including the uncertainties concerning worldwide events causing volatility in the global crude oil markets. However, we believe that our portfolio of accounts receivable is sufficiently diversified to the extent necessary to minimize potential credit risk. Historically, we have not had any significant problems collecting our accounts receivable. See also "ITEM 1A. RISK FACTORS—LEGAL, GOVERNMENT, AND REGULATORY RISKS—*We are subject to risks arising from legal, regulatory, and political developments regarding climate- and environmental-related matters, or that are adverse to or restrict refining and marketing operations*."

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions, which we believe to be reasonable, that affect the amounts reported in our financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions. The following summary provides further information about our critical accounting policies that involve critical accounting estimates, and should be read in conjunction with Note 1 of Notes to Consolidated Financial Statements, which summarizes our significant accounting policies. The following accounting policies involve estimates that are considered critical due to the level of subjectivity and judgment involved, as well as the impact on our financial position and results of operations. Unless otherwise noted, estimates of the sensitivity to earnings that would result from changes in the assumptions used in determining our estimates are not practicable due to the number of assumptions and contingencies involved, and the wide range of possible outcomes.

Unrecognized Tax Benefits

We take tax positions in our tax returns from time to time that ultimately may not be allowed by the relevant taxing authorities. When we take such positions, we evaluate the likelihood of sustaining those positions and determine the amount of tax benefit arising from such positions, if any, that should be recognized in our financial statements. Tax benefits not recognized by us are recorded as a liability for unrecognized tax benefits, which represents our potential future obligation to various taxing authorities if the tax positions are not sustained.

The evaluation of tax positions and the determination of the benefit arising from such positions that are recognized in our financial statements requires us to make significant judgments and estimates based on an analysis of complex tax laws and regulations and related interpretations. These judgments and estimates are subject to change due to many factors, including the progress of ongoing tax audits, case law, and changes in legislation.

Details of our changes in unrecognized tax benefits, along with other information about our unrecognized tax benefits, are included in Note 15 of Notes to Consolidated Financial Statements.

Fair Value Measurements

Fair value represents the amount that we expect to receive or pay in an orderly transaction with a market participant at the measurement date. There are three generally accepted valuation approaches for measuring the fair value of assets and liabilities: the market approach, the income approach, and the cost approach. We primarily use the market approach for fair value measurements, which is based on observable information available as of the measurement date, such as quoted prices and other relevant market data for identical or comparable assets or liabilities. The income approach estimates fair value by discounting expected future amounts into a single present value that reflects current market expectations. Fair value under the cost approach reflects the amount that would currently be required to replace the service capacity of the asset and is often referred to as current replacement cost. Regardless of the valuation approach or combination thereof utilized, fair value estimates require us to apply considerable judgment in selecting inputs, which may be observable or unobservable, and significant assumptions based on historical and industry trends and other market conditions.

As discussed in Note 2 of Notes to Consolidated Financial Statements, we concluded that the carrying values of the Benicia and Wilmington refineries were impaired as of March 31, 2025, and as a result, reduced the carrying values of these assets to their estimated fair values. These nonrecurring fair value measurements were determined using a market approach based on the best information available. See Note 19 of Notes to Consolidated Financial Statements for further details on our fair value measurements.

Impairment of Long-Lived Assets

Long-lived assets (primarily property, plant, and equipment) are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on the most appropriate valuation approach or combination thereof.

In order to test for recoverability, we must make estimates of projected cash flows related to the asset being evaluated. Such estimates include, but are not limited to, assumptions about future sales volumes, commodity prices, operating costs, margins, the use or disposition of the asset, the asset’s estimated remaining useful life, and future expenditures necessary to maintain the asset’s existing service potential in light of existing and expected regulations. Due to the significant subjectivity of the assumptions used to test for recoverability, changes in market and economic conditions could result in significant impairment charges in the future, thus affecting our earnings.

New environmental and tax laws and regulations, as well as changes to existing laws and regulations, are continuously being enacted or proposed. The implementation of future legislative and regulatory initiatives (such as those discussed in ITEM 1A. RISK FACTORS) that may adversely affect our operations could indicate that the carrying value of an asset may not be recoverable and result in an impairment loss that could be material. If the circumstances that trigger an impairment also result in a reduction in the estimated useful life of the asset, then we may also be required to recognize an asset retirement obligation for that asset.

Details of the asset impairment loss and associated expected asset retirement obligations recognized during the year ended December 31, 2025 related to our Benicia and Wilmington refineries are included in Notes 2 and 8 of Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

COMMODITY PRICE RISK

We are exposed to market risks related to the volatility in the price of feedstocks (primarily crude oil, waste and renewable feedstocks, and corn), the products we produce, and natural gas used in our operations. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, including futures and options to manage the volatility of:

- inventories and firm commitments to purchase inventories generally for amounts by which our current year inventory levels (determined on a LIFO basis) differ from our previous year-end LIFO inventory levels; and

- forecasted purchases and/or product sales at existing market prices that we deem favorable.

Our positions in commodity derivative instruments are monitored and managed on a daily basis by our risk control group to ensure compliance with our stated risk management policy that is periodically reviewed with our Board and/or relevant Board committee.

As of December 31, 2025 and 2024, the amount of gain or loss that would have resulted from a 10 percent increase or decrease in the underlying price for all of our commodity derivative instruments entered into for purposes other than trading with which we have market risk was not material. See Note 20 of Notes to Consolidated Financial Statements for notional volumes associated with these derivative contracts as of December 31, 2025.

COMPLIANCE PROGRAM PRICE RISK

We are exposed to market risk related to the volatility in the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. To manage this risk, we enter into contracts to purchase these credits. As of December 31, 2025 and 2024, the amount of gain or loss in the fair value of derivative instruments that would have resulted from a 10 percent increase or decrease in the underlying price of the contracts was not material. See Note 20 of Notes to Consolidated Financial Statements for a discussion about these blending programs.

INTEREST RATE RISK

The following tables provide information about our debt instruments (dollars in millions), the fair values of which are sensitive to changes in interest rates. A 10 percent increase or decrease in our floating interest rates would not have a material effect on our results of operations. Principal cash flows and related weighted-average interest rates by expected maturity dates are presented. See Note 9 of Notes to Consolidated Financial Statements for additional information related to our debt.

	December 31, 2025 (a)							
	Expected Maturity Dates							
	2026	2027	2028	2029	2030	There-after	Total	Fair Value
Fixed rate	$ 672	$ 564	$1,047	$ 439	$ 850	$ 4,736	$ 8,308	$ 8,167
Average interest rate	4.2%	2.2%	4.4%	4.0%	6.0%	5.5%	5.0%	
Floating rate	$ 23	$ —	$ —	$ —	$ —	$ —	$ 23	$ 23
Average interest rate	7.8%	—%	—%	—%	—%	—%	7.8%	

	December 31, 2024 (a)							
	Expected Maturity Dates							
	2025	2026	2027	2028	2029	There-after	Total	Fair Value
Fixed rate	$ 441	$ 672	$ 564	$1,047	$ 439	$ 4,935	$ 8,098	$ 7,718
Average interest rate	3.2%	4.2%	2.2%	4.4%	4.0%	5.6%	4.9%	
Floating rate	$ 58	$ —	$ —	$ —	$ —	$ —	$ 58	$ 58
Average interest rate	8.4%	—%	—%	—%	—%	—%	8.4%	

(a) Excludes unamortized discounts and debt issuance costs.

FOREIGN CURRENCY RISK

We are exposed to exchange rate fluctuations on transactions related to our foreign operations that are denominated in currencies other than the local (functional) currencies of those operations. To manage our exposure to these exchange rate fluctuations, we often use foreign currency contracts. As of December 31, 2025 and 2024, the fair value of our foreign currency contracts was not material.

See Note 20 of Notes to Consolidated Financial Statements for a discussion about our foreign currency risk management activities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Valero Energy Corporation. Our management evaluated the effectiveness of Valero's internal control over financial reporting as of December 31, 2025. In its evaluation, management used the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management believes that as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, which begins on page 72 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Valero Energy Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Valero Energy Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated

financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over quantities of inventories

As discussed in Note 4 to the consolidated financial statements, the Company held $7.6 billion of inventories as of December 31, 2025. The Company’s inventories are held across its refineries, renewable diesel plants, ethanol plants, and third-party locations.

We identified the evaluation of the sufficiency of audit evidence obtained related to the quantities of inventories at the multi-locations as a critical audit matter. Evaluating the sufficiency of audit evidence over quantities of inventories at the multi-locations required challenging auditor judgment to determine the nature and extent of procedures to be performed. This included determining the number of locations and which locations to visit.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over quantities of inventories at the multi-locations by evaluating:

- homogeneity of the locations
- historical locations visited and results of prior physical counts
- inventory dollars by location.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the quantities of inventories held at multi-locations. This included certain controls related to the Company's inventory count process and reconciliations of inventories at the multi-locations. We assessed the recorded quantities of inventories by counting inventory quantities on a selection basis through location visits during the year and comparing counted quantities to the Company’s inventory records. We also obtained external confirmation of inventory quantities held at certain third-party locations. We evaluated the overall sufficiency of audit evidence obtained over the quantities of inventories at multi-locations by assessing the results of procedures performed including the appropriateness of the nature and extent of audit evidence.

Fair value of certain long-lived assets

As discussed in Note 1 to the consolidated financial statements, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value. As discussed in Note 2, as of March 31, 2025, the Company updated their evaluation of potential impairment and concluded that the carrying values of the Benicia and Wilmington refineries were not recoverable. As a result, the Company reduced the carrying values of these assets to their estimated fair values and recognized a combined asset impairment loss of $1.1 billion. As discussed in Note 19, the fair values of the refineries were determined using a market approach based on a comparison of recent property sales and other relevant real estate and market data.

We identified the evaluation of fair value of the Benicia and Wilmington refineries as a critical audit matter. Subjective and challenging auditor judgment was required to assess certain key assumptions used to value the Benicia and Wilmington refineries as changes in these key assumptions could have a significant impact on the fair values. Key assumptions included identification of comparable transactions and adjustments to the comparable market data based on the specific characteristics of the Benicia and Wilmington refineries. Additionally, the evaluation of the key assumptions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process for long-lived assets. This included controls related to the selection and application of the key assumptions used to estimate the fair value of the Benicia and Wilmington refineries. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the fair values associated with the Benicia and Wilmington refineries by:

- developing independent fair value ranges for the Benicia and Wilmington refineries using the market approach and independently identified comparable market transactions and relevant market data
- comparing the independent fair value estimate ranges to the Company’s fair value estimates for the Benicia and Wilmington refineries that were ultimately used to identify and record impairment.

/s/ KPMG LLP

We have served as the Company’s auditor since 2004.

San Antonio, Texas
February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Valero Energy Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Valero Energy Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the

assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

San Antonio, Texas
February 25, 2026

VALERO ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(millions of dollars, except par value)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,688	$ 4,657
Receivables, net	9,877	10,708
Inventories	7,591	7,761
Prepaid expenses and other	1,054	611
Total current assets	23,210	23,737
Property, plant, and equipment, at cost	50,091	52,368
Accumulated depreciation	(22,474)	(23,054)
Property, plant, and equipment, net	27,617	29,314
Deferred charges and other assets, net	7,161	7,092
Total assets	$ 57,988	$ 60,143
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of debt and finance lease obligations	$ 949	$ 743
Accounts payable	10,139	12,092
Accrued expenses	1,403	1,130
Taxes other than income taxes payable	1,550	1,360
Income taxes payable	68	170
Total current liabilities	14,109	15,495
Debt and finance lease obligations, less current portion	9,670	9,720
Deferred income tax liabilities	5,146	5,267
Other long-term liabilities	2,458	2,140
Commitments and contingencies		
Equity:		
Valero Energy Corporation stockholders’ equity:		
Common stock, $0.01 par value; 1,200,000,000 shares authorized; 673,501,593 and 673,501,593 shares issued	7	7
Additional paid-in capital	6,981	6,939
Treasury stock, at cost; 374,561,457 and 358,637,890 common shares	(30,753)	(28,178)
Retained earnings	47,959	47,016
Accumulated other comprehensive loss	(469)	(1,272)
Total Valero Energy Corporation stockholders’ equity	23,725	24,512
Noncontrolling interests	2,880	3,009
Total equity	26,605	27,521
Total liabilities and equity	$ 57,988	$ 60,143

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(millions of dollars, except per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues (a)	$122,687	$129,881	$144,766
Cost of sales:			
Cost of materials and other	101,096	110,616	117,367
Taxes other than income taxes	6,720	5,900	5,720
Operating expenses (excluding depreciation and amortization expense reflected below)	6,344	5,831	6,089
Depreciation and amortization expense	3,095	2,729	2,658
Total cost of sales	117,255	125,076	131,834
Asset impairment loss	1,131	—	—
Other operating expenses	15	44	33
General and administrative expenses (excluding depreciation and amortization expense reflected below)	1,042	961	998
Depreciation and amortization expense	63	45	43
Operating income	3,181	3,755	11,858
Other income, net	380	499	502
Interest and debt expense, net of capitalized interest	(556)	(556)	(592)
Income before income tax expense	3,005	3,698	11,768
Income tax expense	759	692	2,619
Net income	2,246	3,006	9,149
Less: Net income (loss) attributable to noncontrolling interests	(102)	236	314
Net income attributable to Valero Energy Corporation stockholders	$ 2,348	$ 2,770	$ 8,835
Earnings per common share	$ 7.57	$ 8.58	$ 24.93
Weighted-average common shares outstanding (in millions)	309	322	353
Earnings per common share – assuming dilution	$ 7.57	$ 8.58	$ 24.92
Weighted-average common shares outstanding – assuming dilution (in millions)	309	322	353

Supplemental information:			
(a) Includes excise taxes on sales by certain of our foreign operations	$ 6,748	$ 5,907	$ 5,765

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 2,246	$ 3,006	$ 9,149
Other comprehensive income (loss):			
Foreign currency translation adjustment	659	(546)	433
Net gain on pension and other postretirement benefits	170	207	30
Net gain (loss) on cash flow hedges	24	(87)	90
Other comprehensive income (loss) before income tax expense	853	(426)	553
Income tax expense related to items of other comprehensive income (loss)	36	21	18
Other comprehensive income (loss)	817	(447)	535
Comprehensive income	3,063	2,559	9,684
Less: Comprehensive income (loss) attributable to noncontrolling interests	(88)	191	360
Comprehensive income attributable to Valero Energy Corporation stockholders	$ 3,151	$ 2,368	$ 9,324

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(millions of dollars, except per share amounts)

	Valero Energy Corporation Stockholders' Equity							
	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total	Non-controlling Interests	Total Equity
Balance as of December 31, 2022	$ 7	$ 6,863	$ (20,197)	$ 38,247	$ (1,359)	$ 23,561	$ 1,907	$ 25,468
Net income	—	—	—	8,835	—	8,835	314	9,149
Dividends on common stock ($4.08 per share)	—	—	—	(1,452)	—	(1,452)	—	(1,452)
Stock-based compensation expense	—	94	—	—	—	94	—	94
Transactions in connection with stock-based compensation plans	—	(56)	63	—	—	7	—	7
Purchases of common stock for treasury	—	—	(5,188)	—	—	(5,188)	—	(5,188)
Contributions from noncontrolling interests	—	—	—	—	—	—	75	75
Distributions to noncontrolling interests	—	—	—	—	—	—	(164)	(164)
Other comprehensive income	—	—	—	—	489	489	46	535
Balance as of December 31, 2023	7	6,901	(25,322)	45,630	(870)	26,346	2,178	28,524
Net income	—	—	—	2,770	—	2,770	236	3,006
Dividends on common stock ($4.28 per share)	—	—	—	(1,384)	—	(1,384)	—	(1,384)
Stock-based compensation expense	—	89	—	—	—	89	—	89
Transactions in connection with stock-based compensation plans	—	(51)	52	—	—	1	—	1
Purchases of common stock for treasury	—	—	(2,908)	—	—	(2,908)	—	(2,908)
Contributions from noncontrolling interests	—	—	—	—	—	—	90	90
Distributions to noncontrolling interests	—	—	—	—	—	—	(182)	(182)
Conversion of IEnova Revolver debt to equity (see Notes 9 and 12)	—	—	—	—	—	—	732	732
Other comprehensive loss	—	—	—	—	(402)	(402)	(45)	(447)
Balance as of December 31, 2024	7	6,939	(28,178)	47,016	(1,272)	24,512	3,009	27,521
Net income (loss)	—	—	—	2,348	—	2,348	(102)	2,246
Dividends on common stock ($4.52 per share)	—	—	—	(1,405)	—	(1,405)	—	(1,405)
Stock-based compensation expense	—	100	—	—	—	100	—	100
Transactions in connection with stock-based compensation plans	—	(58)	59	—	—	1	—	1
Purchases of common stock for treasury	—	—	(2,634)	—	—	(2,634)	—	(2,634)
Contributions from noncontrolling interests	—	—	—	—	—	—	328	328
Distributions to noncontrolling interests	—	—	—	—	—	—	(369)	(369)
Other comprehensive income	—	—	—	—	803	803	14	817
Balance as of December 31, 2025	$ 7	$ 6,981	$ (30,753)	$ 47,959	$ (469)	$ 23,725	$ 2,880	$ 26,605

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of dollars)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 2,246	$ 3,006	$ 9,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	3,158	2,774	2,701
Gain on early retirement of debt, net	—	—	(11)
Asset impairment loss	1,131	—	—
Deferred income tax expense (benefit)	(197)	(87)	103
Changes in operating assets and liabilities:			
Current assets and current liabilities (see Note 18)	(192)	795	(2,326)
Deferred charges and other assets	(171)	(579)	(210)
Long-term liabilities	(136)	296	(127)
Other operating activities, net	(13)	478	(50)
Net cash provided by operating activities	5,826	6,683	9,229
Cash flows from investing activities:			
Capital expenditures (excluding variable interest entities (VIEs))	(719)	(649)	(665)
Capital expenditures of VIEs:			
Diamond Green Diesel Holdings LLC (DGD)	(71)	(250)	(235)
Other VIEs	(6)	(8)	(11)
Deferred turnaround and catalyst cost expenditures (excluding VIEs)	(990)	(1,079)	(946)
Deferred turnaround and catalyst cost expenditures of DGD	(99)	(71)	(59)
Purchases of available-for-sale (AFS) debt securities	(27)	(29)	(276)
Proceeds from sales and maturities of AFS debt securities	30	81	314
Investments in nonconsolidated joint ventures	(3)	—	—
Other investing activities, net	40	24	13
Net cash used in investing activities	(1,845)	(1,981)	(1,865)
Cash flows from financing activities:			
Proceeds from debt issuance and borrowings (excluding VIEs)	6,899	6,700	1,750
Proceeds from debt borrowings of VIEs:			
DGD	675	410	550
Other VIEs	—	27	120
Repayments of debt and finance lease obligations (excluding VIEs)	(6,931)	(7,086)	(2,125)
Repayments of debt and finance lease obligations of VIEs:			
DGD	(702)	(686)	(480)
Other VIEs	(35)	(13)	(77)
Premiums paid on early retirement of debt	—	—	(5)
Purchases of common stock for treasury	(2,598)	(2,875)	(5,136)
Payment of excise tax on purchases of common stock for treasury	(28)	(49)	—
Common stock dividend payments	(1,405)	(1,384)	(1,452)
Contributions from noncontrolling interests	328	90	75
Distributions to noncontrolling interests	(369)	(182)	(164)
Other financing activities, net	(16)	(1)	3
Net cash used in financing activities	(4,182)	(5,049)	(6,941)
Effect of foreign exchange rate changes on cash	237	(248)	139
Net increase (decrease) in cash, cash equivalents, and restricted cash	36	(595)	562
Cash, cash equivalents, and restricted cash at beginning of year (a)	4,829	5,424	4,862
Cash, cash equivalents, and restricted cash at end of year (a)	$ 4,865	$ 4,829	$ 5,424

(a) Restricted cash is included in prepaid expenses and other in our consolidated balance sheets.

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "Valero," "we," "our," and "us," as used in this report, may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. The term "DGD," as used in this report, may refer to Diamond Green Diesel Holdings LLC, its wholly owned consolidated subsidiary, or both of them taken as a whole.

We are a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products, and we sell our products primarily in the United States (U.S.), Canada, the United Kingdom (U.K.), Ireland, and Latin America. We own 15 petroleum refineries located in the U.S., Canada, and the U.K. with a combined throughput capacity of approximately 3.2 million barrels per day. We are a joint venture member in DGD, which produces low-carbon fuels at two plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year. We also own 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.7 billion gallons per year.

Basis of Presentation

General

These consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and with the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2025 presentation. The changes were due to the separate presentation of (i) taxes other than income taxes, which were previously included in cost of materials and other in our statements of income and (ii) changes in deferred charges and other assets and changes in long-term liabilities, which were previously included in "changes in deferred charges and credits and other operating activities, net" in our statements of cash flows.

Significant Accounting Policies

Principles of Consolidation

These financial statements include those of Valero, our wholly owned subsidiaries, and VIEs in which we have a controlling financial interest. The VIEs that we consolidate are described in Note 12. The ownership interests held by others in the VIEs are recorded as noncontrolling interests. Intercompany items and transactions have been eliminated in consolidation. Investments in less than wholly owned entities where we have significant influence are accounted for using the equity method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, we review our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Cash Equivalents

Our cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity of three months or less when acquired.

Investments in Debt Securities

Investments in debt securities that have stated maturities of three months or less from the date of acquisition are classified as cash equivalents, and those with stated maturities of greater than three months but less than one year are classified as short-term investments, which are reflected in prepaid expenses and other in our balance sheets. Our investments in debt securities are classified as AFS and are subsequently measured and carried at fair value in our balance sheets with changes in fair value reported in other comprehensive income (loss) until realized. The cost of a security sold is determined using the first-in, first-out method.

Receivables

Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections, write-offs, and foreign exchange. We maintain an allowance for credit losses, which is adjusted based on management's assessment of our customers' historical collection experience, known or expected credit risks, and industry and economic conditions.

Inventories

The cost of (i) refinery feedstocks and refined petroleum products and blendstocks, (ii) renewable diesel feedstocks (i.e., waste and renewable feedstocks, predominantly animal fats, used cooking oils, vegetable oils, and inedible distillers corn oils (DCOs)) and products, and (iii) ethanol feedstocks and products is determined under the last-in, first-out (LIFO) method using the dollar-value LIFO approach, with any increments valued based on average purchase prices during the year. Our LIFO inventories are carried at the lower of cost or market. The cost of products purchased for resale and the cost of materials and supplies are determined principally under the weighted-average cost method. Our non-LIFO inventories are carried at the lower of cost or net realizable value.

In determining the market value of our inventories, we assume that feedstocks are converted into products, which requires us to make estimates regarding the products expected to be produced from those feedstocks and the conversion costs required to convert those feedstocks into products. We also estimate the usual and customary transportation costs required to move the inventory from our plants to the appropriate points of sale. We then apply an estimated selling price to our inventories. If the aggregate market value of our LIFO inventories or the aggregate net realizable value of our non-LIFO inventories is less than the related aggregate cost, we recognize a loss for the difference in our statements of income. To the extent the aggregate market value of our LIFO inventories subsequently increases, we recognize an increase to the value of our inventories (not to exceed cost) and a gain in our statements of income.

Property, Plant, and Equipment

The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those that extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our

operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Our operations are highly capital intensive. Each of our refineries and plants comprises a large base of property assets, consisting of a series of interconnected, highly integrated and interdependent crude oil and other feedstock processing facilities and supporting infrastructure (Units) and other property assets that support our business. Improvements consist of the addition of new Units and other property assets and betterments of those Units and assets. We plan for these improvements by developing a multi-year capital investment program that is updated and revised based on changing internal and external factors.

Depreciation of crude oil processing and waste and renewable feedstocks processing facilities is recorded on a straight-line basis over the estimated useful lives of these assets primarily using the composite method of depreciation. We maintain a separate composite group of property assets for each of our refineries and our renewable diesel plants. We estimate the useful life of each group based on an evaluation of the property assets comprising the group, and such evaluations consist of, but are not limited to, the physical inspection of the assets to determine their condition, consideration of the manner in which the assets are maintained, assessment of the need to replace assets, and evaluation of the manner in which improvements impact the useful life of the group. The estimated useful lives of our composite groups range primarily from 20 to 30 years.

Under the composite method of depreciation, the cost of an improvement is added to the composite group to which it relates and is depreciated over that group’s estimated useful life. We design improvements to our crude oil processing and waste and renewable feedstocks processing facilities in accordance with engineering specifications, design standards, and practices we believe to be accepted in our industry, and these improvements have design lives consistent with our estimated useful lives. Therefore, we believe the use of the group life to depreciate the cost of improvements made to the group is reasonable because the estimated useful life of each improvement is consistent with that of the group.

Also under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized. However, a gain or loss is recognized for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation and amortization expense, unless such amounts are reported separately due to materiality.

Depreciation of our corn processing facilities, administrative buildings, and other assets is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. The estimated useful life of our corn processing facilities is 20 years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Finance lease right-of-use assets are amortized as discussed below under “Leases.”

Deferred Charges and Other Assets

"Deferred charges and other assets, net" primarily include the following:

- turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, renewable diesel plants, and ethanol plants, are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;
- fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;
- operating lease right-of-use assets, which are amortized as discussed below under "Leases";
- investments in nonconsolidated joint ventures;
- surplus assets in our funded pension plans, which represent the fair value of our plan assets that exceed our current projected benefit obligation;
- purchased compliance credits, which are described below under "Costs of Renewable and Low-Carbon Fuel Programs";
- goodwill;
- intangible assets, which are amortized over their estimated useful lives; and
- noncurrent income taxes receivable.

Leases

We evaluate if a contract is or contains a lease at inception of the contract. If we determine that a contract is or contains a lease, we recognize a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not readily determinable, our centrally managed treasury group provides an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise those options.

We recognize ROU assets and lease liabilities for leasing arrangements with terms greater than one year. Except for the marine transportation asset class, we account for lease and nonlease components in a contract as a single lease component for all classes of underlying assets. Our marine transportation contracts include nonlease components, such as maintenance and crew costs. We allocate the consideration in these contracts based on pricing information provided by the third-party broker.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset's function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to us at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in depreciation and amortization expense. Interest expense is incurred based on the carrying value of the lease liability and is reflected in "interest and debt expense, net of capitalized interest."

Impairment of Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on the most appropriate valuation approach or combination thereof. See Note 2 for information regarding the asset impairment loss recognized during the year ended December 31, 2025 associated with our operations in California.

We evaluate our equity method investments for impairment when there is evidence that we may not be able to recover the carrying amount of our investments or the investee is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of an investment that is other than a temporary decline is recognized based on the difference between the estimated current fair value of the investment and its carrying amount.

Goodwill is not amortized, but is tested for impairment annually on October 1st and in interim periods when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

Asset Retirement Obligations

We record a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed, or leased. We record the liability when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the liability's fair value. See Notes 2 and 8 for information regarding the expected asset retirement obligations that we recognized in connection with our plan to idle the processing units and cease refining operations at our Benicia Refinery.

Environmental Matters

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a

commitment to a formal plan of action. Amounts recorded for environmental liabilities have not been reduced by possible recoveries from third parties and have not been measured on a discounted basis.

Legal Contingencies

We are subject to legal proceedings, claims, and liabilities that arise in the ordinary course of business. We accrue losses associated with legal claims when such losses are probable and reasonably estimable. If we determine that a loss is probable and cannot estimate a specific amount for that loss but can estimate a range of loss, the best estimate within the range is accrued. If no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. Estimates are adjusted as additional information becomes available or circumstances change. Legal defense costs associated with loss contingencies are expensed in the period incurred.

Foreign Currency Translation

Generally, our foreign subsidiaries use their local currency as their functional currency. Balance sheet amounts are translated into U.S. dollars using exchange rates in effect as of the balance sheet date. Income statement amounts are translated into U.S. dollars using the exchange rates in effect at the time the underlying transactions occur. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss.

Revenue Recognition

Our revenues are primarily generated from contracts with customers. We generate revenue from contracts with customers from the sale of products by our Refining, Renewable Diesel, and Ethanol segments. Revenues are recognized when we satisfy our performance obligation to transfer products to our customers, which typically occurs at a point in time upon shipment or delivery of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment or delivery. As a result, we consider control to have transferred upon shipment or delivery because we have a present right to payment at that time, the customer has legal title to the asset, we have transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Our contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment terms for our customers vary by type of customer and method of delivery; however, the payment is typically due in full within two to ten days from the date of invoice. In the normal course of business, we generally do not accept product returns.

The transaction price is the consideration that we expect to be entitled to in exchange for our products. The transaction price for substantially all of our contracts is generally based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer. Some of our contracts also contain variable consideration in the form of sales incentives to our customers, such as discounts and rebates. For contracts that include variable consideration, we estimate the factors that determine the variable consideration in order to establish the transaction price.

We have elected to exclude from the measurement of the transaction price all taxes assessed by government authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer (e.g., sales tax, use tax, value-added tax, etc.). We continue to include in the transaction price excise taxes that are imposed on certain inventories in our foreign operations. The amount of such taxes is provided in supplemental information in a footnote to the statements of income.

There are instances where we provide shipping services in relation to the goods sold to our customer. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are included in cost of materials and other. We have elected to account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities rather than as a promised service, and we have included these activities in cost of materials and other.

We enter into certain purchase and sale arrangements with the same counterparty that are deemed to be made in contemplation of one another. We combine these transactions and present the net effect in cost of materials and other. We also enter into refined petroleum product exchange transactions to fulfill sales contracts with our customers by accessing refined petroleum products in markets where we do not operate our own refineries. These refined petroleum product exchanges are accounted for as exchanges of nonmonetary assets, and no revenues are recorded on these transactions.

Cost Classifications

Cost of materials and other primarily includes the cost of materials that are a component of our products sold. These costs include (i) the direct cost of materials (such as crude oil and other refinery feedstocks, refined petroleum products and blendstocks, renewable diesel feedstocks and products, and ethanol feedstocks and products) that are a component of our products sold; (ii) costs related to the delivery (such as shipping and handling costs) of products sold; (iii) costs related to our obligations to comply with the Renewable and Low-Carbon Fuel Programs defined below under “Costs of Renewable and Low-Carbon Fuel Programs”; (iv) U.S. federal tax incentives related to low-carbon fuels; and (v) gains and losses on our commodity derivative instruments.

Taxes other than income taxes includes excise taxes on sales by certain of our foreign operations.

Operating expenses (excluding depreciation and amortization expense) includes costs to operate our refineries (and associated logistics assets), renewable diesel plants, and ethanol plants. These costs primarily include employee-related expenses, energy and utility costs, catalysts and chemical costs, and repair and maintenance expenses.

Depreciation and amortization expense associated with our operations is separately presented in our statements of income as a component of cost of sales and general and administrative expenses and is disclosed by reportable segment in Note 17.

Other operating expenses include costs, if any, incurred by our reportable segments that are not associated with our cost of sales.

Clean Fuel Production Credit

Effective January 1, 2025, Section 45Z of the U.S. Internal Revenue Code of 1986, as amended (the Code), provides a federal income tax credit to producers for qualifying sales of clean transportation fuels produced domestically and sold to unrelated parties. The credit amount is based on an emissions factor that reflects the relative carbon intensity of the fuel. DGD is eligible to claim the clean fuel production credit for the sale of qualifying renewable diesel, renewable naphtha, and neat sustainable aviation fuel (SAF)[5] produced at its plants.

The clean fuel production credits, which are nonrefundable, transferable tax credits, are recognized when it is reasonably assured that DGD has complied with the applicable conditions and expects to receive the credits. DGD's joint venture members may elect to either (i) receive the tax credits attributable to their ownership interest to claim on their U.S. federal income tax return or (ii) have DGD sell the tax credits to third parties and receive cash distributions from the proceeds of those sales. We have elected to receive our share of the tax credits and record them as a reduction of income taxes payable, and the other joint venture member has elected to have DGD sell its share of the tax credits and receive cash proceeds from those sales. Clean fuel production credits that have not been sold on behalf of the other joint venture member as of the balance sheet date are reflected in prepaid expenses and other. Clean fuel production credits that are expected to be sold are recorded at fair value based on the expected sales price. See Note 19 for disclosure of our fair value measurements.

Costs of Renewable and Low-Carbon Fuel Programs

We purchase credits to comply with various government and regulatory blending programs, such as the U.S. Environmental Protection Agency's Renewable Fuel Standard, California Low Carbon Fuel Standard, Canada Clean Fuel Regulations, U.K. Renewable Transport Fuel Obligation, and similar programs in other jurisdictions in which we operate (collectively, the Renewable and Low-Carbon Fuel Programs). We purchase compliance credits (primarily Renewable Identification Numbers (RINs)) to comply with government regulations that require us to blend a certain volume of renewable and low-carbon fuels into the petroleum-based transportation fuels we produce in, or import into, the respective jurisdiction to be consumed therein based on annual quotas. To the degree that we are unable to blend renewable and low-carbon fuels at the required quotas, we must purchase compliance credits to meet our obligations.

The costs of purchased compliance credits are charged to cost of materials and other when such credits are needed to satisfy our compliance obligations. To the extent we have not purchased enough credits nor entered into fixed-price purchase contracts to satisfy our obligations as of the balance sheet date, we charge cost of materials and other for such deficiency based on the market prices of the credits as of the balance sheet date, and we record a liability for our obligation to purchase those credits. See Note 19 for disclosure of our fair value liability. If the number of purchased credits exceeds our obligation as of the balance sheet date, we record a prepaid asset equal to the amount paid for those excess credits.

[5] DGD produces synthetic paraffinic kerosene (SPK), a renewable blending component, using the Hydrotreated Esters and Fatty Acids (HEFA) process. SPK is also commonly referred to as "neat SAF." Current aviation regulations allow SPK to be blended up to 50 percent with conventional jet fuel for use in an aircraft. This blend is commonly referred to as "blended SAF" or "SAF."

Stock-Based Compensation

Compensation expense for our share-based compensation plans is based on the fair value of the awards granted and is recognized on a straight-line basis over the shorter of (i) the requisite service period of each award or (ii) the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the vesting period established in the award.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by unrecognized tax benefits, if such items may be available to offset the unrecognized tax benefit. Income tax effects are released from accumulated other comprehensive loss to retained earnings, when applicable, on an individual item basis as those items are reclassified into income.

We have elected to classify any interest expense and penalties related to the underpayment of income taxes in income tax expense.

We have elected to treat the global intangible low-taxed income tax as a period expense.

Earnings per Common Share

Earnings per common share is computed by dividing net income attributable to Valero stockholders by the weighted-average number of common shares outstanding for the year. Participating securities are included in the computation of basic earnings per share using the two-class method. Earnings per common share – assuming dilution is computed by dividing net income attributable to Valero stockholders by the weighted-average number of common shares outstanding for the year increased by the effect of dilutive securities. Earnings per common share – assuming dilution is also determined using the two-class method, unless the treasury stock method is more dilutive. Potentially dilutive securities are excluded from the computation of earnings per common share – assuming dilution when the effect of including such shares would be antidilutive.

Derivatives and Hedging

All derivative instruments, not designated as normal purchases or sales, are recognized in our balance sheets as either assets or liabilities measured at their fair values with changes in fair value recognized currently in income or in other comprehensive income (loss) as appropriate. The cash flow effects of all of our derivative instruments are reflected in operating activities in our statements of cash flows.

Accounting Pronouncement Recently Adopted

ASU 2023-09

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, to improve annual income tax disclosures by requiring further disaggregation of information in the rate reconciliation and disaggregation of income taxes paid by jurisdiction. This ASU also includes certain other amendments intended to improve the effectiveness of annual income tax disclosures. We adopted this

ASU effective January 1, 2025 on a retrospective basis and it did not affect our financial position or our results of operations, but did result in additional annual disclosures.

Accounting Pronouncement Not Yet Adopted

ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, *Income Statement Reporting—Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, to improve interim and annual disclosures about a public business entity's expenses by requiring more detailed information in the notes to the financial statements about certain expense categories, including purchases of inventory, employee compensation, depreciation, amortization, and selling expenses. We expect to adopt this ASU effective January 1, 2027 and the adoption will not affect our financial position or our results of operations, but will result in additional disclosures.

2. IMPAIRMENT AND OTHER MATTERS

In recent years, the State of California adopted legislation that has subjected our refining and marketing operations to potential increased operational restrictions and new reporting requirements. The considerable uncertainty and potential adverse effects on our operations and financial performance resulted in the evaluation of strategic alternatives for our operations in California.

In March 2025, we approved a plan with respect to the operations at our Benicia Refinery and currently intend to idle the processing units and cease refining operations by the end of April 2026. In addition, we considered strategic alternatives for our remaining operations in California. As a result, we updated our evaluation of potential impairment and concluded that the carrying values of our Benicia and Wilmington refineries were not recoverable as of March 31, 2025. Therefore, we reduced the carrying values of these assets to their estimated fair values of $722 million and $847 million, respectively, and recognized a combined asset impairment loss of $1.1 billion in our Refining segment in March 2025. See Note 19 for disclosure related to the method used to determine the fair values.

Included in the recoverability assessments discussed above was the recognition of expected asset retirement obligations of $337 million, which primarily reflects the fair value of estimated costs for certain legal obligations to decommission the assets based on a range of potential settlement dates as of March 31, 2025.

In connection with our plan to idle the processing units and cease refining operations at our Benicia Refinery, we shortened the estimated useful life of the refinery assets, and as a result, will depreciate the revised carrying value of the net property, plant, and equipment and other noncurrent assets to the estimated salvage value of $107 million through April 2026. Accordingly, we recorded incremental depreciation of approximately $300 million in depreciation and amortization expense during the year ended December 31, 2025.

In anticipation of a phased plan to idle processing units beginning in February 2026, we reduced certain inventory levels during the fourth quarter of 2025. This reduction resulted in the liquidation of LIFO inventory layers with historical costs higher than current costs. As a result, cost of materials and other increased by $37 million for the year ended December 31, 2025.

We also implemented a transition plan for the affected employees of the Benicia Refinery, which includes retention incentive payments and separation benefits. As a result, we recognized a liability of $50 million for these one-time costs, which we expect to distribute to eligible employees by the end of the second quarter of 2026. These costs are included in operating expenses (excluding depreciation and amortization expense) for the year ended December 31, 2025 and are attributable to our Refining segment.

We continue to evaluate strategic alternatives for our remaining operations in California.

3. RECEIVABLES

Receivables consisted of the following (in millions):

	December 31,	
	2025	2024
Receivables from contracts with customers	$ 6,233	$ 5,812
Receivables from certain purchase and sale arrangements	2,993	3,939
Receivables before allowance for credit losses	9,226	9,751
Allowance for credit losses	(19)	(20)
Receivables after allowance for credit losses	9,207	9,731
Income taxes receivable	236	272
Other receivables	434	705
Receivables, net	$ 9,877	$ 10,708

4. INVENTORIES

Inventories consisted of the following (in millions):

	December 31,	
	2025	2024
Refinery feedstocks	$ 1,880	$ 2,167
Refined petroleum products and blendstocks	4,182	4,016
Renewable diesel feedstocks and products	809	872
Ethanol feedstocks and products	314	342
Materials and supplies	406	364
Inventories	$ 7,591	$ 7,761

During the year ended December 31, 2025, we liquidated certain LIFO inventory layers that were established in prior years at costs higher than current costs, resulting in an increase in cost of materials and other. As discussed in Note 2, LIFO inventory levels related to our California operations decreased during 2025 in anticipation of our phased plan to idle the processing units and cease refining operations at the Benicia Refinery by the end of April 2026. This liquidation increased cost of materials and other by $37 million.

As of December 31, 2025 and 2024, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $2.6 billion and $4.0 billion, respectively. Our non-LIFO inventories

accounted for $1.2 billion and $1.3 billion of our total inventories as of December 31, 2025 and 2024, respectively.

5. LEASES

General

We have entered into long-term leasing arrangements for the right to use various classes of underlying assets as follows:

- *Pipelines, Terminals, and Tanks* includes facilities and equipment used in the storage, transportation, production, and sale of our feedstocks and products;
- *Marine Transportation* includes time charters for ocean-going tankers and coastal vessels;
- *Rail Transportation* includes railcars and related storage facilities; and
- *Other* includes machinery, equipment, and various facilities used in our operations; facilities and equipment related to industrial gases and power used in our operations; land and rights-of-way associated with our refineries, plants, and pipelines and other logistics assets, as well as office facilities; and equipment primarily used at our corporate offices, such as printers and copiers.

In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Certain marine transportation leases contain provisions for payments that are contingent on usage. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Lease Costs and Other Supplemental Information

Our total lease cost comprises costs that are included in our statements of income, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost was as follows (in millions):

	Pipelines, Terminals, and Tanks	Transportation		Other	Total
		Marine	Rail		
Year ended December 31, 2025					
Finance lease cost:					
Amortization of ROU assets	$ 303	$ —	$ 3	$ 31	$ 337
Interest on lease liabilities	103	—	1	8	112
Operating lease cost	186	200	89	42	517
Variable lease cost	102	29	1	9	141
Short-term lease cost	16	291	3	121	431
Sublease income	—	(23)	—	(2)	(25)
Total lease cost	$ 710	$ 497	$ 97	$ 209	$ 1,513
Year ended December 31, 2024					
Finance lease cost:					
Amortization of ROU assets	$ 247	$ —	$ 3	$ 33	$ 283
Interest on lease liabilities	107	—	—	9	116
Operating lease cost	167	210	89	42	508
Variable lease cost	114	36	—	10	160
Short-term lease cost	27	196	3	134	360
Sublease income	—	(33)	—	(2)	(35)
Total lease cost	$ 662	$ 409	$ 95	$ 226	$ 1,392
Year ended December 31, 2023					
Finance lease cost:					
Amortization of ROU assets	$ 213	$ —	$ 3	$ 30	$ 246
Interest on lease liabilities	101	—	1	5	107
Operating lease cost	166	127	80	45	418
Variable lease cost	114	61	—	8	183
Short-term lease cost	18	125	2	112	257
Sublease income	—	(29)	—	(2)	(31)
Total lease cost	$ 612	$ 284	$ 86	$ 198	$ 1,180

The following table presents additional information related to our operating and finance leases (in millions, except for lease terms and discount rates):

	December 31, 2025		December 31, 2024	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Supplemental balance sheet information				
ROU assets, net reflected in the following balance sheet line items:				
Property, plant, and equipment, net	$ —	$ 2,078	$ —	$ 2,218
Deferred charges and other assets, net	1,072	—	1,098	—
Total ROU assets, net	$ 1,072	$ 2,078	$ 1,098	$ 2,218
Current lease liabilities reflected in the following balance sheet line items:				
Current portion of debt and finance lease obligations	$ —	$ 254	$ —	$ 244
Accrued expenses	419	—	378	—
Noncurrent lease liabilities reflected in the following balance sheet line items:				
Debt and finance lease obligations, less current portion	—	2,104	—	2,134
Other long-term liabilities	665	—	699	—
Total lease liabilities	$ 1,084	$ 2,358	$ 1,077	$ 2,378
Other supplemental information				
Weighted-average remaining lease term	5.8 years	13.2 years	6.2 years	13.2 years
Weighted-average discount rate	5.8 %	5.1 %	5.9 %	4.9 %

Supplemental cash flow information related to our operating and finance leases is presented in Note 18.

Maturity Analyses

As of December 31, 2025, the remaining minimum lease payments due under our long-term leases were as follows (in millions):

	Operating Leases	Finance Leases
2026	$ 457	$ 361
2027	260	312
2028	166	310
2029	100	280
2030	53	257
Thereafter	310	1,877
Total undiscounted lease payments	1,346	3,397
Less: Amount associated with discounting	262	1,039
Total lease liabilities	$ 1,084	$ 2,358

6. PROPERTY, PLANT, AND EQUIPMENT

Summary by Major Class

Major classes of property, plant, and equipment, including assets held under finance leases, consisted of the following (in millions):

	December 31,	
	2025	2024
Land	$ 509	$ 500
Crude oil processing facilities	31,542	34,089
Transportation and terminaling facilities	6,201	6,013
Waste and renewable feedstocks processing facilities	3,660	3,616
Corn processing facilities	1,075	1,058
Administrative buildings	1,082	1,147
Finance lease ROU assets (see Note 5)	3,397	3,348
Other	2,008	1,993
Construction in progress	617	604
Property, plant, and equipment, at cost	50,091	52,368
Accumulated depreciation	(22,474)	(23,054)
Property, plant, and equipment, net	$ 27,617	$ 29,314

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 was $2.3 billion, $1.9 billion, and $1.9 billion, respectively. In connection with our plan to idle the processing units and cease refining operations at our Benicia Refinery, we recorded incremental depreciation expense of approximately $300 million in depreciation and amortization expense during the year ended December 31, 2025. See Note 2 for information regarding the asset impairment loss recognized during the year ended December 31, 2025 associated with our operations in California.

7. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Deferred turnaround and catalyst costs, net	$ 2,751	$ 2,689
Operating lease ROU assets, net (see Note 5)	1,072	1,098
Investments in nonconsolidated joint ventures	684	695
Surplus assets in funded pension plans (see Note 13)	948	724
Purchased compliance credits	—	488
Goodwill	260	260
Intangible assets, net	123	151
Income taxes receivable	347	317
Other	976	670
Deferred charges and other assets, net	$ 7,161	$ 7,092

Amortization expense for deferred turnaround and catalyst costs and intangible assets was $876 million, $852 million, and $821 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The entire balance of goodwill is related to our Refining segment. See Note 17 for information on our reportable segments.

8. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consisted of the following (in millions):

	Accrued Expenses		Other Long-Term Liabilities	
	December 31,		December 31,	
	2025	2024	2025	2024
Operating lease liabilities (see Note 5)	$ 419	$ 378	$ 665	$ 699
Liability for unrecognized tax benefits	—	—	441	429
Defined benefit plan liabilities (see Note 13)	49	73	423	423
Environmental liabilities	32	45	243	261
Wage and other employee-related liabilities	469	307	104	102
Accrued interest expense	76	68	—	—
Contract liabilities from contracts with customers (see Note 17)	60	82	—	—
Blending program obligations (see Note 19)	187	78	—	—
Asset retirement obligations (see Note 2)	—	2	382	36
Other accrued liabilities	111	97	200	190
Accrued expenses and other long-term liabilities	$ 1,403	$ 1,130	$ 2,458	$ 2,140

Asset Retirement Obligations

We have obligations with respect to certain of our assets at our refineries and plants to clean and/or dispose of various component parts of the assets at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain all our assets and continue making improvements to those assets based on technological advances. As a result, we believe that assets at our refineries and plants have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire such assets cannot reasonably be estimated at this time. We will recognize a liability at such time when sufficient information exists to estimate a date or range of potential settlement dates that is needed to employ a present value technique to estimate fair value. There are no assets that are legally restricted for purposes of settling our asset retirement obligations. See Note 2 for additional information regarding the additions to our asset retirement obligations during the year ended December 31, 2025.

Changes in our asset retirement obligations were as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Balance as of beginning of year	$ 38	$ 37	$ 7
Additions to accrual	337	—	1
Revisions in estimated cash flows	—	2	28
Accretion expense	15	2	2
Settlements	(8)	(3)	(1)
Balance as of end of year	$ 382	$ 38	$ 37

9. DEBT AND FINANCE LEASE OBLIGATIONS

Debt, at stated values, and finance lease obligations consisted of the following (in millions):

	Final Maturity	December 31, 2025	December 31, 2024
Credit facilities:			
Valero Revolver	2030	$ —	$ —
Accounts Receivable Sales Facility	2026	—	—
DGD Revolver	2026	—	—
DGD Loan Agreement	2026	—	—
IEnova Revolver	2028	23	58
Public debt:			
Valero Senior Notes			
2.850%	2025	—	251
3.65%	2025	—	189
3.400%	2026	426	426
2.150%	2027	564	564
4.350%	2028	591	591
4.000%	2029	439	439
5.150%	2030	650	—
8.75%	2030	200	200
2.800%	2031	462	462
7.5%	2032	729	729
6.625%	2037	1,380	1,380
6.75%	2037	24	24
10.500%	2039	113	113
4.90%	2045	621	621
3.650%	2051	829	829
4.000%	2052	508	508
7.45%	2097	70	70
Valero Energy Partners LP (VLP) Senior Notes			
4.375%	2026	146	146
4.500%	2028	456	456
Debenture, 7.65%	2026	100	100
Net unamortized debt issuance costs and other		(70)	(71)
Total debt		8,261	8,085
Finance lease obligations (see Note 5)		2,358	2,378
Total debt and finance lease obligations		10,619	10,463
Less: Current portion		949	743
Debt and finance lease obligations, less current portion		$ 9,670	$ 9,720

Credit Facilities

Valero Revolver

In October 2025, we amended our revolving credit facility (the Valero Revolver), which has a borrowing capacity of $4 billion, to extend the maturity date from November 2027 to October 2030 and to modify the reference interest rate from the Adjusted Term SOFR, a secured overnight financing rate (SOFR), to the Term SOFR. We have the option to increase the aggregate commitments under the Valero Revolver to $5.5 billion, subject to certain conditions. The Valero Revolver also provides for the issuance of letters of credit of up to $2.4 billion.

Effective October 2025, outstanding borrowings under the Valero Revolver bear interest, at our option, at either (i) the Term SOFR or (ii) the Alternate Base Rate (each of these rates is defined in the Valero Revolver), plus the applicable margins. The Valero Revolver also requires payments for customary fees, including facility fees, letter of credit participation fees, and administrative agent fees. The interest rate and facility fees under the Valero Revolver are subject to adjustment based upon the credit ratings assigned to our senior unsecured debt.

Accounts Receivable Sales Facility

We have an accounts receivable sales facility with a group of third-party entities and financial institutions to sell up to $1.3 billion of eligible trade receivables on a revolving basis. In July 2025, we extended the maturity date of this facility to July 2026. Under this program, one of our marketing subsidiaries (Valero Marketing) sells eligible receivables, without recourse, to another of our subsidiaries (Valero Capital), whereupon the receivables are no longer owned by Valero Marketing. Valero Capital, in turn, sells an undivided percentage ownership interest in the eligible receivables, without recourse, to the third-party entities and financial institutions. To the extent that Valero Capital retains an ownership interest in the receivables it has purchased from Valero Marketing, such interest is included in our financial statements solely as a result of the consolidation of the financial statements of Valero Capital with those of Valero Energy Corporation; the receivables are not available to satisfy the claims of the creditors of Valero Marketing or Valero Energy Corporation.

As of December 31, 2025 and 2024, $2.7 billion and $2.5 billion, respectively, of our accounts receivable composed the designated pool of accounts receivable included in the program. All amounts outstanding under the accounts receivable sales facility are reflected as debt in our balance sheets and proceeds and repayments are reflected as cash flows from financing activities. Outstanding borrowings under the facility bear interest, at either (i) an adjusted daily simple SOFR or (ii) an alternate base rate as allowed under the terms of this facility, plus applicable margins. The interest rates under the program are subject to adjustment based upon the credit ratings assigned to our senior unsecured debt. The program also requires payments for customary fees, including facility fees.

DGD Revolver

DGD, as described in Note 12, has a $400 million unsecured revolving credit facility (the DGD Revolver) with a syndicate of financial institutions that matures in June 2026. DGD has the option to increase the aggregate commitments under the DGD Revolver to $550 million, subject to certain restrictions. The DGD Revolver also provides for the issuance of letters of credit of up to $150 million. The DGD Revolver is only available to fund the operations of DGD, and the creditors of DGD do not have recourse against us.

Outstanding borrowings under the DGD Revolver generally bear interest, at DGD's option, at (i) an alternate base rate, (ii) an adjusted term SOFR, or (iii) an adjusted daily simple SOFR as allowed under the terms of the agreement for the applicable interest period in effect from time to time, plus the applicable margins. The DGD Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees.

DGD Loan Agreement

DGD has an unsecured revolving loan agreement (the DGD Loan Agreement) with its members (Darling Ingredients Inc. (Darling) and us) with a maturity date of June 2026. Under this agreement, each member has committed $100 million, resulting in aggregate commitments of $200 million. The DGD Loan Agreement is only available to fund the operations of DGD. Any outstanding borrowings under this agreement represent loans made by the noncontrolling member as any transactions between DGD and us under this agreement are eliminated in consolidation.

Outstanding borrowings under the DGD Loan Agreement bear interest at a term SOFR for the applicable interest period in effect from time to time plus the applicable margin.

IEnova Revolver

Central Mexico Terminals, as described in Note 12, has a combined $1 billion unsecured revolving credit facility (IEnova Revolver) with IEnova (defined in Note 12), that matures in February 2028. IEnova may terminate this revolver at any time and demand repayment of all outstanding amounts; therefore, all outstanding borrowings are reflected in current portion of debt. The IEnova Revolver is only available to fund the operations of Central Mexico Terminals, and the creditors of Central Mexico Terminals do not have recourse against us.

During the year ended December 31, 2024, IEnova converted $732 million of outstanding borrowings under the IEnova Revolver to additional equity in Central Mexico Terminals, which resulted in an increase in the noncontrolling interest related to IEnova.

Outstanding borrowings under the IEnova Revolver bear interest at a term SOFR for the applicable interest period in effect from time to time plus the applicable margin. The interest rate under this revolver is subject to adjustment, with agreement by both parties, based upon changes in market conditions. As of December 31, 2025 and 2024, the variable interest rate was 7.835 percent and 8.443 percent, respectively.

Summary of Credit Facilities

We had outstanding borrowings, letters of credit issued, and availability under our credit facilities as follows (in millions):

			December 31, 2025		
	Facility Amount	Maturity Date	Outstanding Borrowings	Letters of Credit Issued (a)	Availability
Committed facilities:					
Valero Revolver	$ 4,000	October 2030	$ —	$ 2	$ 3,998
Accounts receivable sales facility	1,300	July 2026	—	n/a	1,300
Committed facilities of VIEs (b):					
DGD Revolver	400	June 2026	—	29	371
DGD Loan Agreement (c)	100	June 2026	—	n/a	100
IEnova Revolver	1,000	February 2028	23	n/a	977
Uncommitted facilities:					
Letter of credit facilities	n/a	n/a	n/a	7	n/a
Uncommitted facility of VIE (b):					
DGD letter of credit facility	n/a	n/a	n/a	66	n/a

(a) Letters of credit issued as of December 31, 2025 expire at various times in 2026 through 2027.
(b) Creditors of the VIEs do not have recourse against us.
(c) The amounts shown for this facility represent the facility amount available from, and borrowings outstanding to, the noncontrolling member as any transactions between DGD and us under this facility are eliminated in consolidation.

We are charged letter of credit issuance fees under our various uncommitted short-term bank credit facilities. These uncommitted credit facilities have no commitment fees or compensating balance requirements.

Activity under our credit facilities was as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Borrowings:			
Accounts receivable sales facility	$ 6,250	$ 6,700	$ 1,750
DGD Revolver	650	310	550
DGD Loan Agreement	25	100	—
IEnova Revolver	—	27	120
Repayments:			
Accounts receivable sales facility	(6,250)	(6,700)	(1,750)
DGD Revolver	(650)	(560)	(400)
DGD Loan Agreement	(25)	(100)	(25)
IEnova Revolver	(35)	—	(71)

Public Debt

On February 7, 2025, we issued $650 million of 5.150 percent Senior Notes due February 15, 2030. Proceeds from this debt issuance totaled $649 million before deducting the underwriting discount and other debt issuance costs. We used a portion of the net proceeds to repay the $189 million outstanding principal balance of our 3.65 percent Senior Notes that matured on March 15, 2025 and the $251 million outstanding principal balance of our 2.850 percent Senior Notes that matured on April 15, 2025.

In March 2024, we repaid the $167 million outstanding principal balance of our 1.200 percent Senior Notes that matured on March 15, 2024.

In February 2023, we used cash on hand to purchase and retire a portion of the following notes (in millions):

Debt Purchased and Retired	Principal Amount
6.625% Senior Notes due 2037	$ 62
3.650% Senior Notes due 2051	26
4.000% Senior Notes due 2052	45
Various other Valero and VLP Senior Notes	66
Total	$ 199

Other Disclosures

"Interest and debt expense, net of capitalized interest" was comprised as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Interest and debt expense	$ 576	$ 580	$ 611
Less: Capitalized interest	20	24	19
Interest and debt expense, net of capitalized interest	$ 556	$ 556	$ 592

Our credit facilities and other debt arrangements contain various customary restrictive covenants, including cross-default and cross-acceleration clauses.

Principal maturities for our debt obligations as of December 31, 2025 were as follows (in millions):

2026 (a)	$	695
2027		564
2028		1,047
2029		439
2030		850
Thereafter		4,736
Net unamortized debt issuance costs and other		(70)
Total debt	$	8,261

(a) Maturities for 2026 include the IEnova Revolver.

10. COMMITMENTS AND CONTINGENCIES

Purchase Obligations

We have various purchase obligations under certain crude oil and other feedstock supply arrangements, industrial gas supply arrangements (such as hydrogen supply arrangements), natural gas supply arrangements, and various throughput, transportation, and terminaling agreements. We enter into these contracts to ensure an adequate supply of feedstock and utilities and adequate storage capacity to operate our refineries, renewable diesel plants, and ethanol plants. Substantially all of our purchase obligations are based on market prices or adjustments based on market indices. Certain of these purchase obligations include fixed or minimum volume requirements, while others are based on our usage requirements. None of these obligations is associated with suppliers' financing arrangements. These purchase obligations are not reflected as liabilities.

Self-Insurance

We are self-insured for certain medical and dental, workers' compensation, automobile liability, general liability, and other third-party liability claims up to applicable retention limits. Liabilities are accrued for self-insured claims, or when estimated losses exceed coverage limits, and when sufficient information is available to reasonably estimate the amount of the loss. These liabilities are included in accrued expenses and other long-term liabilities.

11. EQUITY

Share Activity

Activity in the number of shares of common stock and treasury stock was as follows (in millions):

	Common Stock	Treasury Stock
Balance as of December 31, 2022	673	(301)
Transactions in connection with stock-based compensation plans	—	1
Purchases of common stock for treasury	—	(40)
Balance as of December 31, 2023	673	(340)
Purchases of common stock for treasury	—	(19)
Balance as of December 31, 2024	673	(359)
Transactions in connection with stock-based compensation plans	—	1
Purchases of common stock for treasury	—	(17)
Balance as of December 31, 2025	673	(375)

Preferred Stock

We have 20 million shares of preferred stock authorized with a par value of $0.01 per share. No shares of preferred stock were outstanding as of December 31, 2025 or 2024.

Treasury Stock

We purchase shares of our outstanding common stock as authorized by our board of directors (Board), including under share purchase programs (described in the table below) and with respect to our employee stock-based compensation plans.

Our Board authorized us to purchase shares of our outstanding common stock under various programs with no expiration dates as follows (in millions):

Program Name	Authorization Date	Total Cost Authorized	Completion of Authorized Share Purchases	Remaining Available for Purchase as of December 31, 2025
October 2022 Program	October 26, 2022	$ 2,500	Second quarter of 2023	$ —
February 2023 Program	February 23, 2023	2,500	Fourth quarter of 2023	—
September 2023 Program	September 15, 2023	2,500	Third quarter of 2024	—
February 2024 Program	February 22, 2024	2,500	Fourth quarter of 2025	—
September 2024 Program	September 19, 2024	2,500	n/a	1,739

On February 25, 2026, our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, which is in addition to the amount remaining under the September 2024 Program.

Common Stock Dividends

On January 22, 2026, our Board declared a quarterly cash dividend of $1.20 per common share payable on March 9, 2026 to holders of record at the close of business on February 5, 2026.

Income Tax Effects Related to Components of Other Comprehensive Income (Loss)

The tax effects allocated to each component of other comprehensive income (loss) were as follows (in millions):

	Before-Tax Amount	Tax Expense (Benefit)	Net Amount
Year ended December 31, 2025			
Foreign currency translation adjustment	$ 659	$ (4)	$ 663
Pension and other postretirement benefits:			
Gain (loss) arising during the year related to:			
Net actuarial gain	170	39	131
Prior service cost	(4)	(1)	(3)
Miscellaneous gain	—	(1)	1
Amounts reclassified into income related to:			
Net actuarial gain	(16)	(4)	(12)
Prior service cost	6	1	5
Settlement loss	6	2	4
Effect of exchange rates	8	2	6
Net gain on pension and other postretirement benefits	170	38	132
Derivative instruments designated and qualifying as cash flow hedges:			
Net gain arising during the year	3	—	3
Net loss reclassified into income	21	2	19
Net gain on cash flow hedges	24	2	22
Other comprehensive income	$ 853	$ 36	$ 817

	Before-Tax Amount	Tax Expense (Benefit)	Net Amount
Year ended December 31, 2024			
Foreign currency translation adjustment	$ (546)	$ (16)	$ (530)
Pension and other postretirement benefits:			
Gain (loss) arising during the year related to:			
Net actuarial gain	224	51	173
Miscellaneous loss	—	1	(1)
Amounts reclassified into income related to:			
Net actuarial gain	(9)	(2)	(7)
Prior service credit	(10)	(3)	(7)
Settlement loss	5	1	4
Effect of exchange rates	(3)	(1)	(2)
Net gain on pension and other postretirement benefits	207	47	160
Derivative instruments designated and qualifying as cash flow hedges:			
Net gain arising during the year	30	3	27
Net gain reclassified into income	(117)	(13)	(104)
Net loss on cash flow hedges	(87)	(10)	(77)
Other comprehensive loss	$ (426)	$ 21	$ (447)
Year ended December 31, 2023			
Foreign currency translation adjustment	$ 433	$ —	$ 433
Pension and other postretirement benefits:			
Gain (loss) arising during the year related to:			
Net actuarial gain	77	18	59
Prior service cost	(19)	(4)	(15)
Miscellaneous loss	—	2	(2)
Amounts reclassified into income related to:			
Net actuarial gain	(12)	(3)	(9)
Prior service credit	(22)	(5)	(17)
Settlement loss	2	—	2
Effect of exchange rates	4	1	3
Net gain on pension and other postretirement benefits	30	9	21
Derivative instruments designated and qualifying as cash flow hedges:			
Net gain arising during the year	82	8	74
Net loss reclassified into income	8	1	7
Net gain on cash flow hedges	90	9	81
Other comprehensive income	$ 553	$ 18	$ 535

Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss by component, net of tax, were as follows (in millions):

	Foreign Currency Translation Adjustment	Defined Benefit Plans Items	Gains (Losses) on Cash Flow Hedges	Total
Balance as of December 31, 2022	$ (1,168)	$ (183)	$ (8)	$ (1,359)
Other comprehensive income before reclassifications	433	42	32	507
Amounts reclassified from accumulated other comprehensive loss	—	(24)	3	(21)
Effect of exchange rates	—	3	—	3
Other comprehensive income	433	21	35	489
Balance as of December 31, 2023	(735)	(162)	27	(870)
Other comprehensive income (loss) before reclassifications	(529)	172	12	(345)
Amounts reclassified from accumulated other comprehensive loss	—	(10)	(45)	(55)
Effect of exchange rates	—	(2)	—	(2)
Other comprehensive income (loss)	(529)	160	(33)	(402)
Balance as of December 31, 2024	(1,264)	(2)	(6)	(1,272)
Other comprehensive income before reclassifications	662	129	1	792
Amounts reclassified from accumulated other comprehensive loss	—	(3)	8	5
Effect of exchange rates	—	6	—	6
Other comprehensive income	662	132	9	803
Balance as of December 31, 2025	$ (602)	$ 130	$ 3	$ (469)

Gains (losses) reclassified out of accumulated other comprehensive loss and into net income were as follows (in millions):

Details about Accumulated Other Comprehensive Loss Components	Year Ended December 31, 2025	2024	2023	Affected Line Item in the Statements of Income
Amortization of items related to defined benefit pension plans:				
Net actuarial gain	$ 16	$ 9	$ 12	(a) Other income, net
Prior service (cost) credit	(6)	10	22	(a) Other income, net
Settlement loss	(6)	(5)	(2)	(a) Other income, net
	4	14	32	Total before tax
	(1)	(4)	(8)	Tax expense
	$ 3	$ 10	$ 24	Net of tax
Gains (losses) on cash flow hedges:				
Commodity contracts	$ (21)	$ 117	$ (8)	Revenues
	(21)	117	(8)	Total before tax
	2	(13)	1	Tax benefit (expense)
	$ (19)	$ 104	$ (7)	Net of tax
Total reclassifications for the year	$ (16)	$ 114	$ 17	Net of tax

(a) These accumulated other comprehensive loss components are included in the computation of net periodic benefit cost, as discussed in Note 13.

12. VARIABLE INTEREST ENTITIES

Consolidated VIEs

In the normal course of business, we have financial interests in certain entities that have been determined to be VIEs. We consolidate a VIE when we have a variable interest in an entity for which we are the primary beneficiary such that we have (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. In order to make this determination, we evaluated our contractual arrangements with the VIE, including arrangements for the use of assets, purchases of products and services, debt, equity, or management of operating activities.

The following discussion summarizes our involvement with the consolidated VIEs:

- DGD is a joint venture with a subsidiary of Darling that owns and operates two plants that process waste and renewable feedstocks (predominantly animal fats, used cooking oils, vegetable oils, and inedible DCOs) into renewable diesel, renewable naphtha, and neat SAF. One plant is located next to our St. Charles Refinery (the DGD St. Charles Plant) and the other plant is located

next to our Port Arthur Refinery (the DGD Port Arthur Plant). Our significant agreements with DGD include an operations agreement that outlines our responsibilities as operator of both plants.

As operator, we operate the plants and perform certain day-to-day operating and management functions for DGD as an independent contractor. The operations agreement provides us (as operator) with certain power to direct the activities that most significantly impact DGD's economic performance. Because this agreement conveys such power to us and is separate from our ownership rights, we determined that DGD was a VIE. For this reason and because we hold a 50 percent ownership interest that provides us with significant economic rights and obligations, we determined that we are the primary beneficiary of DGD. DGD has risk associated with its operations because it generates revenues from external customers.

- Central Mexico Terminals is a collective group of three subsidiaries of Infraestructura Energética Nova, S.A.P.I. de C.V. (IEnova), a Mexican company and indirect subsidiary of Sempra Energy, a U.S. public company. We have terminaling agreements with Central Mexico Terminals that represent variable interests because we have determined them to be finance leases due to our exclusive use of the terminals. Although we do not have an ownership interest in the entities that own each of the three terminals, the finance leases convey to us (i) the power to direct the activities that most significantly impact the economic performance of all three terminals and (ii) the ability to influence the benefits received or the losses incurred by the terminals because of our use of the terminals. As a result, we determined each of the entities was a VIE and that we are the primary beneficiary of each. Substantially all of Central Mexico Terminals' revenues will be derived from us; therefore, we believe there is limited risk to us associated with revenues from external customers.

- We also have financial interests in other entities that have been determined to be VIEs because the entities' contractual arrangements transfer the power to us to direct the activities that most significantly impact their economic performance or reduce the exposure to operational variability and risk of loss created by the entity that otherwise would be held exclusively by the equity owners. Furthermore, we determined that we are the primary beneficiary of these VIEs because (i) certain contractual arrangements (exclusive of our ownership rights) provide us with the power to direct the activities that most significantly impact the economic performance of these entities and/or (ii) our 50 percent ownership interests provide us with significant economic rights and obligations.

The assets of the consolidated VIEs can only be used to settle their own obligations and the creditors of the consolidated VIEs have no recourse to our other assets. We generally do not provide financial guarantees to the VIEs. Although we have provided credit facilities to some of the VIEs in support of their construction or acquisition activities and working capital requirements, these transactions are eliminated in consolidation. Our financial position, results of operations, and cash flows are impacted by the performance of the consolidated VIEs, net of intercompany eliminations, to the extent of our ownership interest in each VIE.

The following table presents summarized balance sheet information for the significant assets and liabilities of the consolidated VIEs, which are included in our balance sheets (in millions):

	DGD	Central Mexico Terminals	Other	Total
December 31, 2025				
Assets				
Cash and cash equivalents	$ 196	$ 2	$ 30	$ 228
Other current assets	1,106	18	49	1,173
Property, plant, and equipment, net	3,643	619	61	4,323
Liabilities				
Current liabilities, including current portion of debt and finance lease obligations	$ 297	$ 43	$ 4	$ 344
Debt and finance lease obligations, less current portion	616	—	—	616
December 31, 2024				
Assets				
Cash and cash equivalents	$ 353	$ —	$ 21	$ 374
Other current assets	976	9	42	1,027
Property, plant, and equipment, net	3,806	647	64	4,517
Liabilities				
Current liabilities, including current portion of debt and finance lease obligations	$ 304	$ 75	$ 4	$ 383
Debt and finance lease obligations, less current portion	642	—	—	642

Nonconsolidated VIEs

We hold variable interests in VIEs that have not been consolidated because we are not considered the primary beneficiary. These nonconsolidated VIEs are not material to our financial position or results of operations and are accounted for as equity investments.

13. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

We have defined benefit pension plans, some of which are subject to collective bargaining agreements, that cover most of our employees. These plans provide eligible employees with retirement income based primarily on years of service and compensation during specific periods under final average pay and cash balance formulas. We fund all of our pension plans as required by local regulations. In the U.S., all qualified pension plans are subject to the Employee Retirement Income Security Act’s minimum funding standard. We typically do not fund or fully fund U.S. nonqualified and certain foreign pension plans that are not subject to funding requirements because contributions to these pension plans may be less economic and investment returns may be less attractive than our other investment alternatives.

We also provide health care and life insurance benefits for certain retired employees through our postretirement benefit plans. Most of our employees become eligible for these benefits if, while still working for us, they reach normal retirement age or take early retirement. These plans are unfunded, and retired employees share the cost with us. Individuals who became our employees as a result of an acquisition became eligible for postretirement benefits under our plans as determined by the terms of the relevant acquisition agreement.

The changes in benefit obligation related to all of our defined benefit plans, the changes in fair value of plan assets[(a)], and the funded status of our defined benefit plans as of and for the years ended below were as follows (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2025	2024	2025	2024
Changes in benefit obligation				
Benefit obligation as of beginning of year	$ 2,566	$ 2,618	$ 235	$ 266
Service cost	109	112	3	4
Interest cost	135	125	12	13
Participant contributions	—	—	27	24
Plan amendments	4	—	—	—
Benefits paid	(226)	(186)	(45)	(41)
Actuarial (gain) loss	27	(99)	3	(29)
Foreign currency exchange rate changes	15	(4)	—	(2)
Benefit obligation as of end of year	$ 2,630	$ 2,566	$ 235	$ 235
Changes in plan assets (a)				
Fair value of plan assets as of beginning of year	$ 3,029	$ 2,835	$ —	$ —
Actual return on plan assets	422	310	—	—
Company contributions	91	76	18	17
Participant contributions	—	—	27	24
Benefits paid	(226)	(186)	(45)	(41)
Foreign currency exchange rate changes	25	(6)	—	—
Fair value of plan assets as of end of year	$ 3,341	$ 3,029	$ —	$ —
Reconciliation of funded status (a)				
Fair value of plan assets as of end of year	$ 3,341	$ 3,029	$ —	$ —
Less: Benefit obligation as of end of year	2,630	2,566	235	235
Funded status as of end of year	$ 711	$ 463	$ (235)	$ (235)
Accumulated benefit obligation	$ 2,484	$ 2,423	n/a	n/a

(a) Plan assets include only the assets associated with pension plans subject to legal minimum funding standards. Plan assets associated with U.S. nonqualified pension plans are not included here because they are not protected from our creditors and therefore cannot be reflected as a reduction from our obligations under the pension plans. As a result, the reconciliation of funded status does not reflect the effect of plan assets that exist for all of our defined benefit plans. See Note 19 for the assets associated with certain U.S. nonqualified pension plans.

The actuarial loss for the year ended December 31, 2025 primarily resulted from a decrease in the discount rates used to determine our benefit obligations for our pension plans from 5.72 percent in 2024 to 5.62 percent in 2025. The actuarial gain for the year ended December 31, 2024 primarily resulted from an increase in the discount rates used to determine our benefit obligations for our pension plans from 5.01 percent in 2023 to 5.72 percent in 2024.

The fair value of our plan assets as of December 31, 2025 and 2024 was favorably impacted by the return on plan assets resulting primarily from an improvement in equity market prices during each year.

Amounts recognized in our balance sheets for our pension and other postretirement benefit plans include (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2025	2024	2025	2024
Deferred charges and other assets, net	$ 948	$ 724	$ —	$ —
Accrued expenses	(28)	(51)	(21)	(22)
Other long-term liabilities	(209)	(210)	(214)	(213)
	$ 711	$ 463	$ (235)	$ (235)

The following table presents information for our pension plans with projected benefit obligations in excess of plan assets (in millions):

	December 31,	
	2025	2024
Projected benefit obligation	$ 237	$ 260
Fair value of plan assets	—	—

The following table presents information for our pension plans with accumulated benefit obligations in excess of plan assets (in millions):

	December 31,	
	2025	2024
Accumulated benefit obligation	$ 200	$ 220
Fair value of plan assets	—	—

Benefit payments that we expect to pay, including amounts related to expected future services that we expect to receive, are as follows for the years ending December 31 (in millions):

	Pension Benefits	Other Postretirement Benefits
2026	$ 205	$ 21
2027	272	21
2028	204	20
2029	194	20
2030	221	19
2031-2035	1,105	91

During 2026, we plan to contribute approximately $70 million to our pension plans and $20 million to our other postretirement benefit plans, respectively.

The components of net periodic benefit cost related to our defined benefit plans were as follows (in millions):

	Pension Plans			Other Postretirement Benefit Plans		
	Year Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
Service cost	$ 109	$ 112	$ 111	$ 3	$ 4	$ 4
Interest cost	135	125	121	12	13	13
Expected return on plan assets	(222)	(214)	(202)	—	—	—
Amortization of:						
Net actuarial gain	(9)	(5)	(6)	(7)	(4)	(6)
Prior service cost (credit)	6	(10)	(18)	—	—	(4)
Settlement loss	6	5	2	—	—	—
Net periodic benefit cost	$ 25	$ 13	$ 8	$ 8	$ 13	$ 7

The components of net periodic benefit cost other than the service cost component (i.e., the non-service cost components) are included in “other income, net.”

Amortization of the net actuarial gain shown in the preceding table was based on the straight-line amortization of the excess of the unrecognized (gain) loss over 10 percent of the greater of the projected benefit obligation or market-related value of plan assets (smoothed asset value) over the average remaining service period of active employees expected to receive benefits under each respective plan. Amortization of prior service cost (credit) shown in the preceding table was based on a straight-line amortization of the cost (credit) over the average remaining service period of employees expected to receive benefits under each respective plan.

Pre-tax amounts recognized in other comprehensive income (loss) were as follows (in millions):

	Pension Plans			Other Postretirement Benefit Plans		
	Year Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
Net gain (loss) arising during the year:						
Net actuarial gain (loss)	$ 173	$ 195	$ 87	$ (3)	$ 29	$ (10)
Prior service cost	(4)	—	(19)	—	—	—
Net (gain) loss reclassified into income:						
Net actuarial gain	(9)	(5)	(6)	(7)	(4)	(6)
Prior service cost (credit)	6	(10)	(18)	—	—	(4)
Settlement loss	6	5	2	—	—	—
Effect of exchange rates	7	(2)	4	1	(1)	—
Total changes in other comprehensive income (loss)	$ 179	$ 183	$ 50	$ (9)	$ 24	$ (20)

The pre-tax amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost were as follows (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2025	2024	2025	2024
Net actuarial (gain) loss	$ (115)	$ 62	$ (87)	$ (96)
Prior service cost	20	22	1	1
Total	$ (95)	$ 84	$ (86)	$ (95)

The weighted-average assumptions used to determine the benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2025	2024	2025	2024
Discount rate	5.62%	5.72%	5.42%	5.64%
Rate of compensation increase	3.97%	4.04%	n/a	n/a
Interest crediting rate for cash balance plans	4.12%	4.25%	n/a	n/a

The discount rate assumption used to determine the benefit obligations as of December 31, 2025 and 2024 for the majority of our pension plans and other postretirement benefit plans was based on the Aon AA Only Above Median yield curve and considered the timing of the projected cash outflows under our plans. This curve was designed by Aon, our actuarial consultant, to provide a means for plan sponsors to

value the liabilities of their pension plans or postretirement benefit plans. To develop this curve, a hypothetical double-A yield curve represented by a series of annualized individual discount rates with maturities from six months to 99 years is constructed. Each bond issue underlying the double-A yield curve is required to have an average rating of double-A when averaging all available ratings by Moody's Investors Service, Standard & Poor's Ratings Services, and Fitch Ratings. Only the bonds representing the 50 percent highest yielding issuances of this double-A yield curve are then included in the Aon AA Only Above Median yield curve.

We based our discount rate assumption on the Aon AA Only Above Median yield curve because we believe it is representative of the types of bonds we would use to settle our pension and other postretirement benefit plan liabilities as of those dates. We believe that the yields associated with the bonds used to develop this yield curve reflect the current level of interest rates.

The weighted-average assumptions used to determine the net periodic benefit cost were as follows:

	Pension Plans			Other Postretirement Benefit Plans		
	Year Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
Discount rate	5.72%	5.01%	5.19%	5.64%	5.01%	5.20%
Expected long-term rate of return on plan assets	7.33%	7.29%	7.31%	n/a	n/a	n/a
Rate of compensation increase	4.04%	3.84%	3.76%	n/a	n/a	n/a
Interest crediting rate for cash balance plans	4.24%	3.59%	3.76%	n/a	n/a	n/a

The assumed health care cost trend rates were as follows:

	December 31,	
	2025	2024
Health care cost trend rate assumed for the next year	8.23%	8.13%
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	4.97%	4.97%
Year that the rate reaches the ultimate trend rate	2038	2036

The following table presents the fair values of the assets of our pension plans (in millions) as of December 31, 2025 and 2024 by level of the fair value hierarchy. Assets categorized in Level 1 of the hierarchy are measured at fair value using a market approach based on unadjusted quoted prices from national securities exchanges. Assets categorized in Level 2 of the hierarchy are measured at net asset value in a market that is not active or using inputs other than quoted prices that are observable. No assets were categorized in Level 3 of the hierarchy as of December 31, 2025 and 2024. As previously noted, we do not fund or fully fund U.S. nonqualified and certain foreign pension plans that are not subject to funding requirements, and we do not fund our other postretirement benefit plans.

	2025			2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Equity securities (a)	$ 597	$ —	$ 597	$ 542	$ —	$ 542
Mutual funds	259	—	259	233	—	233
Corporate debt instruments	—	260	260	—	261	261
Government securities	122	169	291	81	169	250
Common collective trusts (b)	—	1,468	1,468	—	1,337	1,337
Pooled separate accounts (c)	—	365	365	—	325	325
Insurance contract	—	12	12	—	13	13
Interest and dividends receivable	6	—	6	6	—	6
Cash and cash equivalents	85	—	85	64	—	64
Securities transactions payable, net	(2)	—	(2)	(2)	—	(2)
Total pension plan assets	$ 1,067	$ 2,274	$ 3,341	$ 924	$ 2,105	$ 3,029

(a) This class of securities includes domestic and international securities, which are held in a wide range of industry sectors.
(b) This class primarily includes investments in approximately 70 percent equities and 30 percent bonds as of December 31, 2025 and 2024.
(c) This class primarily includes investments in approximately 45 percent equities and 55 percent bonds as of December 31, 2025 and 2024.

The investment policies and strategies for the assets of our pension plans incorporate a well-diversified approach that is expected to earn long-term returns from capital appreciation and a growing stream of current income. This approach recognizes that assets are exposed to risk and the market value of the pension plans' assets may fluctuate from year to year. Risk tolerance is determined based on our financial ability to withstand risk within the investment program and the willingness to accept return volatility. In line with the investment return objective and risk parameters, the pension plans' mix of assets includes a diversified portfolio of equity and fixed-income investments. Equity securities include international securities and a blend of U.S. growth and value stocks of various sizes of capitalization. Fixed income securities include bonds and notes issued by the U.S. government and its agencies, corporate bonds, and mortgage-backed securities. The aggregate asset allocation is reviewed on an annual basis. As of December 31, 2025, the target allocations for plan assets under our primary pension plan are 65 percent equity securities and 35 percent fixed income investments.

The expected long-term rate of return on plan assets is based on a forward-looking expected asset return model. This model derives an expected rate of return based on the target asset allocation of a plan's assets. The underlying assumptions regarding expected rates of return for each asset class reflect Aon's

best expectations for these asset classes. The model reflects the positive effect of periodic rebalancing among diversified asset classes. We select an expected asset return that is supported by this model.

Defined Contribution Plans

We have defined contribution plans that cover most of our employees. Our contributions to these plans are based on employees' compensation and/or a partial match of employee contributions to the plans. Our contributions to these defined contribution plans were $93 million, $92 million, and $87 million for the years ended December 31, 2025, 2024, and 2023, respectively.

14. STOCK-BASED COMPENSATION

Overview

Our 2020 Omnibus Stock Incentive Plan (the 2020 OSIP) was approved by our stockholders on April 30, 2020. Under the 2020 OSIP, various stock and stock-based awards may be granted to employees, non-employee directors, and third-party service providers. The 2020 OSIP permits grants of (i) restricted stock and restricted stock units; (ii) stock options (including incentive and non-qualified stock options); (iii) stock appreciation rights; (iv) performance awards of cash, stock, or other securities; and (v) other stock-based awards (e.g., stock unit awards). Awards under the 2020 OSIP are granted at the discretion of our Board's Human Resources and Compensation Committee (and, as applicable, approved by the independent directors) and may be subject to vesting or performance periods, performance goals, or other restrictions. As of December 31, 2025, 10,512,602 shares of our common stock remained available to be awarded under the 2020 OSIP.

The following table reflects activity related to our stock-based compensation arrangements (in millions):

	Year Ended December 31,		
	2025	2024	2023
Stock-based compensation expense:			
Restricted stock	$ 73	$ 67	$ 69
Performance awards	44	33	38
Total stock-based compensation expense	$ 117	$ 100	$ 107
Tax benefit recognized on stock-based compensation expense	$ 16	$ 13	$ 14
Tax benefit realized for tax deductions resulting from exercises and vestings	—	—	2

Restricted Stock

Restricted stock is our most significant stock-based compensation arrangement. Employees, non-employee directors, and third-party service providers are eligible to receive restricted stock, which vests in accordance with individual written agreements between the participants and us, usually in equal annual installments over a period of three years beginning one year after the date of grant. The fair value of each share of restricted stock is equal to the market price of our common stock.

A summary of the status of our restricted stock awards is presented in the following table:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested shares as of January 1, 2025	795,220	$ 126.63
Granted	473,834	155.18
Vested	(527,122)	128.53
Forfeited	(6,835)	126.89
Nonvested shares as of December 31, 2025	735,097	143.67

As of December 31, 2025, there was $54 million of unrecognized compensation cost related to outstanding unvested restricted stock awards, which is expected to be recognized over a weighted-average period of approximately two years.

The following table reflects activity related to our restricted stock:

	Year Ended December 31,		
	2025	2024	2023
Weighted-average grant-date fair value per share of restricted stock granted	$ 155.18	$ 131.68	$ 125.57
Fair value of restricted stock vested (in millions)	82	82	99

15. INCOME TAXES

Income Statement Components

Income before income tax expense was as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
U.S. operations	$ 899	$ 2,685	$ 9,335
Foreign operations	2,106	1,013	2,433
Income before income tax expense	$ 3,005	$ 3,698	$ 11,768

Statutory income tax rates applicable to the countries in which we operate during each of the years ended December 31, 2025, 2024, and 2023 were as follows:

	Statutory Income Tax Rates
U.S.	21 %
Canada	15 %
U.K. (a)	25 %
Ireland	13 %
Mexico	30 %
Peru	30 %

(a) Statutory income tax rate was increased to 25 percent from 19 percent effective April 1, 2023.

The following is a reconciliation of income tax expense computed by applying statutory income tax rates to actual income tax expense (dollars in millions):

	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory income tax rate	$ 631	21.0 %	$ 777	21.0 %	$ 2,471	21.0 %
Domestic federal:						
Tax credits						
Foreign tax credits	(61)	(2.0)%	(46)	(1.2)%	(149)	(1.3)%
Biofuels tax credits (a)	(4)	(0.1)%	(248)	(6.7)%	—	— %
Other	(1)	— %	(1)	— %	(1)	— %
Nontaxable and nondeductible items						
Nontaxable production tax credits (b)	(66)	(2.2)%	—	— %	—	— %
Nontaxable blender’s tax credits (c)	—	— %	(127)	(3.4)%	(125)	(1.1)%
Tax on biofuels tax credits	1	— %	52	1.4 %	—	— %
Other (d)	13	0.4 %	14	0.4 %	34	0.3 %
Cross-border tax laws	4	0.1 %	7	0.2 %	27	0.2 %
Changes in valuation allowances	63	2.1 %	49	1.3 %	149	1.3 %
Other reconciling items						
Tax effects of income associated with noncontrolling interests	25	0.8 %	(50)	(1.3)%	(84)	(0.7)%
Other	(3)	(0.1)%	(43)	(1.2)%	34	0.3 %
Domestic state and local income taxes, net of federal effect (e)	22	0.7 %	19	0.5 %	122	1.0 %
Foreign tax effects:						
Canada						
Provincial and local income taxes	90	3.0 %	101	2.7 %	161	1.4 %
Statutory income tax rate differential	(47)	(1.5)%	(52)	(1.4)%	(84)	(0.7)%
Withholding taxes	41	1.4 %	59	1.6 %	45	0.4 %
Other	—	— %	(2)	(0.1)%	21	0.2 %
Mexico						
Changes in valuation allowances	(61)	(2.0)%	57	1.5 %	—	— %
Statutory income tax rate differential	42	1.4 %	(26)	(0.7)%	15	0.1 %
Other	1	— %	(4)	(0.1)%	35	0.3 %
U.K.						
Statutory income tax rate differential	33	1.1 %	14	0.4 %	19	0.2 %
Other	1	— %	1	— %	(13)	(0.1)%
Other foreign	8	0.3 %	(4)	(0.1)%	(7)	(0.1)%
Worldwide changes in unrecognized tax benefits	27	0.9 %	145	3.9 %	(51)	(0.4)%
Income tax expense	$ 759	25.3 %	$ 692	18.7 %	$ 2,619	22.3 %

(a) As permitted under Section 40(b) of the Code, producers of second-generation biofuels that are registered with the Internal Revenue Service (IRS) were eligible for an income tax credit of up to $1.01 per gallon of qualified biofuel that was produced and sold in the U.S. through December 31, 2024. We recorded a gross tax benefit in December 2024 related to these tax credits for the cellulosic ethanol produced by our Ethanol segment from 2020 through 2024, excluding the effects of unrecognized tax benefits, which are presented separately.

(b) As permitted under Section 45Z of the Code, a clean fuel production credit was available through December 31, 2025 for qualifying sales of low-carbon transportation fuels that were produced in the U.S. This credit was extended through December 31, 2029, with specific qualifications under the OBBB, as defined and described beginning on page 123.

(c) As permitted under Section 6426 of the Code, blenders of certain renewable fuels were eligible for a refundable tax credit of $1.00 per gallon of qualified fuel mixtures produced and either sold or used as fuel through December 31, 2024.

(d) Tax effects of share-based payment awards are included in this category.

(e) State and local income taxes in California and Texas composed the majority of the tax effect in this category.

Components of income tax expense were as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Current tax expense:			
U.S. federal	$ 574	$ 464	$ 1,804
U.S. state and local	52	37	157
Foreign	330	278	555
Total current tax expense	956	779	2,516
Deferred tax expense (benefit):			
U.S. federal	(364)	(99)	25
U.S. state and local	(11)	(13)	(12)
Foreign	178	25	90
Total deferred tax expense (benefit)	(197)	(87)	103
Total income tax expense:			
U.S. federal	210	365	1,829
U.S. state and local	41	24	145
Foreign	508	303	645
Total income tax expense	$ 759	$ 692	$ 2,619

Income Taxes Paid

Income taxes paid, net of any refunds, to U.S. and foreign taxing authorities were as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
U.S. federal (a)	$ 287	$ 664	$ 1,985
U.S. state and local	16	37	173
Foreign:			
Canada			
Federal	173	66	683
Quebec	78	34	385
U.K.	128	—	199
Other	17	42	69
Total foreign	396	142	1,336
Income taxes paid, net	$ 699	$ 843	$ 3,494

(a) In 2025, the U.S. federal income taxes paid are shown net of the utilization of foreign tax credits and clean fuel production credits.

Deferred Income Tax Assets and Liabilities

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in millions):

	December 31,	
	2025	2024
Deferred income tax assets:		
Tax credit carryforwards	$ 924	$ 858
Net operating losses (NOLs)	632	689
Inventories	159	197
Finance lease obligations	633	607
Operating lease liabilities	210	212
Other	226	195
Total deferred income tax assets	2,784	2,758
Valuation allowance	(1,507)	(1,484)
Net deferred income tax assets	1,277	1,274
Deferred income tax liabilities:		
Property, plant, and equipment	4,871	5,131
Deferred turnaround costs	428	450
Operating lease ROU assets	199	211
Investments	437	417
Other	488	332
Total deferred income tax liabilities	6,423	6,541
Net deferred income tax liabilities	$ 5,146	$ 5,267

We had the following income tax credit and loss carryforwards as of December 31, 2025 (in millions):

	Amount	Expiration
U.S. state income tax credits (gross amount)	$ 84	2026 through 2040
U.S. state income tax credits (gross amount)	3	Unlimited
U.S. foreign tax credits	855	2027 through 2035
U.S. state income tax NOLs (gross amount)	12,289	2026 through 2040

We have recorded a valuation allowance as of December 31, 2025 and 2024 due to uncertainties related to our ability to utilize some of our deferred income tax assets primarily associated with our U.S. foreign tax credits and certain U.S. state income tax credits and NOLs before they expire. The valuation allowance is based on our estimates of future taxable income in the various jurisdictions in which we operate and the period over which deferred income tax assets will be recoverable. The valuation allowance increased by a net change of $23 million in 2025 primarily due to the generation of foreign tax credits that cannot be realized.

Unrecognized Tax Benefits

Changes in Unrecognized Tax Benefits

The following is a reconciliation of the changes in unrecognized tax benefits, excluding related interest and penalties (in millions):

	Year Ended December 31,		
	2025	2024	2023
Balance as of beginning of year	$ 316	$ 186	$ 284
Additions for tax positions related to the current year	4	52	18
Additions for tax positions related to prior years	13	106	4
Reductions for tax positions related to prior years	(12)	(19)	(73)
Reductions for tax positions related to the lapse of applicable statute of limitations	(6)	(7)	(9)
Settlements	—	(2)	(38)
Balance as of end of year	$ 315	$ 316	$ 186

As of December 31, 2025 and 2024, there was $252 million and $236 million, respectively, of unrecognized tax benefits that, if recognized, would reduce our annual effective tax rate.

Interest and penalties incurred during the years ended December 31, 2025, 2024, and 2023 were not material. Accrued interest and penalties as of December 31, 2025 and 2024 were not material.

Tax Returns Under Audit

U.S. Federal

As of December 31, 2025, our U.S. federal income tax returns for 2017 through 2020 were under audit by the IRS. We continue to work with the IRS to resolve these audits and we believe that they will be resolved for amounts consistent with our recorded amounts of unrecognized tax benefits associated with these audits.

In 2023, we settled the audits related to our U.S. federal income tax returns for 2012 through 2015, with the exception of one issue regarding the timing of deductibility of certain costs at our refineries. The settlement related to these audits resulted in a favorable reduction in our unrecognized tax benefits. During 2024, we filed formal claims for refund with the IRS for the disagreed-upon issue. As of December 31, 2025, this disagreed-upon issue remains unresolved. We do not expect that the ultimate disposition of this issue will result in a material change to our financial position, results of operations, or cash flows.

U.S. State

As of December 31, 2025, our California tax returns for 2011 through 2016 were under audit by the state of California. During 2024, we settled the audits related to our California income tax returns for 2017 through 2019 for amounts consistent with our recorded amounts for unrecognized tax benefits. We do not expect that the ultimate disposition of the remaining audits will result in a material change to our financial position, results of operations, or cash flows. We believe that these audits will be resolved for amounts consistent with our recorded amounts for unrecognized tax benefits associated with these audits.

Foreign

As of December 31, 2025, certain of our Canadian subsidiaries' federal tax returns for 2013 through 2015 and 2017 through 2022 were under audit by the Canada Revenue Agency, and our Quebec provincial tax returns for 2013 through 2015 and 2017 through 2019 were under audit by Revenu Québec. As of December 31, 2025, the 2020 and 2021 tax returns for one of our Mexican subsidiaries were under audit by Servicio de Administración Tributaria (SAT), and we continue to engage with SAT to resolve these audits. We do not expect that the ultimate disposition of these audits by the foreign tax authorities will result in a material change to our financial position, results of operations, or cash flows.

Other Disclosures

Undistributed Earnings of Foreign Subsidiaries

As of December 31, 2025, there are certain cumulative undistributed earnings of our foreign subsidiaries that are considered permanently reinvested in the relevant foreign countries. We are able to distribute cash via a dividend from our foreign subsidiaries with a full dividends received deduction in the U.S. However, there is a cost to repatriate the undistributed earnings of certain of our foreign subsidiaries to us, including, but not limited to, withholding taxes imposed by certain foreign jurisdictions, U.S. state income taxes, and U.S. federal income tax on foreign exchange gains. During 2025, we accrued $42 million of withholding and other taxes on the $1.1 billion of earnings that are no longer considered permanently reinvested, but it is not practicable to estimate the amount of additional tax that would be payable on the undistributed earnings that are considered permanently reinvested.

Repatriation Tax Liability

Our repatriation tax liability relates to our recognition of a one-time transition tax on the deemed repatriation of previously undistributed accumulated earnings and profits of our foreign subsidiaries and was previously included in other long-term liabilities. This transition tax, which was reflected in income taxes payable as of December 31, 2024, was remitted to the IRS over the eight-year period provided in the Code, with the final installment paid in 2025.

One Big Beautiful Bill Act

On July 4, 2025, legislation commonly known as the One Big Beautiful Bill Act (OBBB) was enacted, which resulted in a broad range of changes to the Code. The most significant provisions affecting us include the following:

- extension of the clean fuel production credit through December 31, 2029;
- requirement that fuel produced after December 31, 2025 must be exclusively derived from feedstocks produced or grown in the U.S., Mexico, or Canada in order for such fuel to be eligible for the clean fuel production credit;
- elimination of the special clean fuel production credit rate for SAF produced after December 31, 2025;
- permanent reinstatement of the provision that allows companies to expense 100 percent of the cost of qualified property acquired and placed in service after January 19, 2025; and

- modification of several international tax provisions, including those relating to net controlled foreign corporation tested income (formerly global intangible low-taxed income) and foreign-derived deduction eligible income (formerly foreign-derived intangible income), each beginning January 1, 2026.

These changes and other provisions of this legislation did not have a material effect on our financial position, results of operations, and cash flows in 2025. However, we will continue to evaluate the effects of the OBBB on our financial position, results of operations, and cash flows in the future.

16. EARNINGS PER COMMON SHARE

Earnings per common share was computed as follows (dollars and shares in millions, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Earnings per common share:			
Net income attributable to Valero stockholders	$ 2,348	$ 2,770	$ 8,835
Less: Income allocated to participating securities	7	8	27
Net income available to common stockholders	$ 2,341	$ 2,762	$ 8,808
Weighted-average common shares outstanding	309	322	353
Earnings per common share	$ 7.57	$ 8.58	$ 24.93
Earnings per common share – assuming dilution:			
Net income attributable to Valero stockholders	$ 2,348	$ 2,770	$ 8,835
Less: Income allocated to participating securities	7	8	27
Net income available to common stockholders	$ 2,341	$ 2,762	$ 8,808
Weighted-average common shares outstanding	309	322	353
Effect of dilutive securities	—	—	—
Weighted-average common shares outstanding – assuming dilution	309	322	353
Earnings per common share – assuming dilution	$ 7.57	$ 8.58	$ 24.92

Participating securities include restricted stock and performance awards granted under our 2020 OSIP. Dilutive securities include participating securities as well as outstanding stock options. For the years ended December 31, 2025, 2024, and 2023, we computed earnings per common share – assuming dilution using the two-class method for all dilutive securities.

17. REVENUES AND SEGMENT INFORMATION

Revenue from Contracts with Customers

Disaggregation of Revenue

Revenue is presented in the table below under "*Segment Information*" disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of our financial statements.

Contract Balances

Contract balances were as follows (in millions):

	December 31,	
	2025	2024
Receivables from contracts with customers, included in receivables, net (see Note 3)	$ 6,233	$ 5,812
Contract liabilities, included in accrued expenses (see Note 8)	60	82

During the years ended December 31, 2025, 2024, and 2023, we recognized as revenue $81 million, $39 million, and $127 million, respectively, that was included in contract liabilities as of December 31, 2024, 2023, and 2022, respectively.

Remaining Performance Obligations

We have spot and term contracts with customers, the majority of which are spot contracts with no remaining performance obligations. We do not disclose remaining performance obligations for contracts that have terms of one year or less. The transaction price for our remaining term contracts includes a fixed component and variable consideration (i.e., a commodity price), both of which are allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation. The fixed component is not material and the variable consideration is highly uncertain. Therefore, as of December 31, 2025, we have not disclosed the aggregate amount of the transaction price allocated to our remaining performance obligations.

Segment Information

We have three reportable segments—Refining, Renewable Diesel, and Ethanol. Each segment is a strategic business unit that offers different products and services by employing unique technologies and marketing strategies and whose operations and operating performance are managed and evaluated separately. Operating performance is measured based on the operating income (loss) generated by the segment, which includes revenues and expenses that are directly attributable to the management of the respective segment. Intersegment sales are generally derived from transactions made at prevailing market rates. The following is a description of each segment's business operations.

- The *Refining segment* includes the operations of our petroleum refineries, the associated activities to market our refined petroleum products, and the logistics assets that support our refining operations. The principal products manufactured by our refineries and sold by this segment include gasolines and blendstocks, distillates, and other products.

- The *Renewable Diesel segment* includes the operations of DGD, a consolidated joint venture as discussed in Note 12, and the associated activities to market low-carbon fuels. The principal products manufactured by DGD and sold by this segment are renewable diesel, renewable naphtha, and neat SAF. This segment sells some renewable diesel and neat SAF to the Refining segment for blending into petroleum-based diesel and conventional jet fuel, respectively, which is then sold to that segment's customers as finished product.
- The *Ethanol segment* includes the operations of our ethanol plants and the associated activities to market our ethanol and co-products. The principal products manufactured by our ethanol plants are ethanol and distillers grains. This segment sells some ethanol to the Refining segment for blending into gasoline, which is sold to that segment's customers as a finished gasoline product.

Operations that are not included in any of the reportable segments are included in the corporate category.

Our chief operating decision maker (CODM) is our Chairman of the Board, Chief Executive Officer and President. Our CODM uses operating income (loss) by segment to allocate resources (including employees, property, and financial or capital resources) for each segment primarily during the annual budget process. On a monthly basis, our CODM considers budget-to-actual variances for operating income (loss) by segment when evaluating the operating performance of each segment.

The following tables reflect information about our reportable segments and includes the reconciliation to our consolidated income before income tax expense (in millions):

	Refining	Renewable Diesel	Ethanol	Total
Year ended December 31, 2025				
Revenues:				
Revenues from external customers	$116,158	$ 2,508	$ 4,021	$ 122,687
Intersegment revenues	8	2,089	956	3,053
	116,166	4,597	4,977	125,740
Reconciliation of revenues by segment to consolidated revenues				
Elimination of intersegment revenues				(3,053)
Total consolidated revenues				$ 122,687
Less:				
Cost of sales:				
Cost of materials and other (a)	96,080	4,178	3,913	
Taxes other than income taxes	6,720	—	—	
Operating expenses (excluding depreciation and amortization expense reflected below)	5,426	308	611	
Depreciation and amortization expense	2,754	267	79	
Total cost of sales	110,980	4,753	4,603	
Asset impairment loss	1,131	—	—	
Other operating expenses	15	—	—	
Operating income (loss) by segment	$ 4,040	$ (156)	$ 374	$ 4,258
Reconciliation of operating income (loss) by segment to income before income tax expense				
Elimination of intersegment losses				28
Unallocated amounts:				
Other corporate expenses (b)				(1,105)
Other income, net				380
Interest and debt expense, net of capitalized interest				(556)
Income before income tax expense				$ 3,005
Other segment disclosures				
Segment assets	$ 44,498	$ 5,317	$ 1,501	$ 51,316
Expenditures for long-lived assets (c)	1,606	170	39	1,815

See notes on page 129.

	Refining	Renewable Diesel	Ethanol	Total
Year ended December 31, 2024				
Revenues:				
Revenues from external customers	$123,853	$ 2,410	$ 3,618	$ 129,881
Intersegment revenues	10	2,656	868	3,534
	123,863	5,066	4,486	133,415
Reconciliation of revenues by segment to consolidated revenues				
Elimination of intersegment revenues				(3,534)
Total consolidated revenues				$ 129,881
Less:				
Cost of sales:				
Cost of materials and other (a)	106,638	3,944	3,558	
Taxes other than income taxes	5,900	—	—	
Operating expenses (excluding depreciation and amortization expense reflected below)	4,946	350	536	
Depreciation and amortization expense	2,391	265	77	
Total cost of sales	119,875	4,559	4,171	
Other operating expenses	17	—	27	
Operating income by segment	$ 3,971	$ 507	$ 288	$ 4,766
Reconciliation of operating income by segment to income before income tax expense				
Elimination of intersegment profits				(5)
Unallocated amounts:				
Other corporate expenses (b)				(1,006)
Other income, net				499
Interest and debt expense, net of capitalized interest				(556)
Income before income tax expense				$ 3,698
Other segment disclosures				
Segment assets	$ 46,729	$ 5,680	$ 1,545	$ 53,954
Expenditures for long-lived assets (c)	1,635	321	34	1,990

See notes on page 129.

	Refining	Renewable Diesel	Ethanol	Total
Year ended December 31, 2023				
Revenues:				
Revenues from external customers	$136,470	$ 3,823	$ 4,473	$ 144,766
Intersegment revenues	18	3,168	1,086	4,272
	136,488	6,991	5,559	149,038
Reconciliation of revenues by segment to consolidated revenues				
Elimination of intersegment revenues				(4,272)
Total consolidated revenues				$ 144,766
Less:				
Cost of sales:				
Cost of materials and other (a)	111,681	5,550	4,395	
Taxes other than income taxes	5,720	—	—	
Operating expenses (excluding depreciation and amortization expense reflected below)	5,208	358	515	
Depreciation and amortization expense	2,351	231	80	
Total cost of sales	124,960	6,139	4,990	
Other operating expenses	17	—	16	
Operating income by segment	$ 11,511	$ 852	$ 553	$ 12,916
Reconciliation of operating income by segment to income before income tax expense				
Elimination of intersegment profits				(17)
Unallocated amounts:				
Other corporate expenses (b)				(1,041)
Other income, net				502
Interest and debt expense, net of capitalized interest				(592)
Income before income tax expense				$ 11,768
Other segment disclosures				
Segment assets	$ 49,031	$ 5,790	$ 1,549	$ 56,370
Expenditures for long-lived assets (c)	1,488	294	43	1,825

(a) Cost of materials and other for our Renewable Diesel segment is net of the clean fuel production credit on qualifying sales of certain low-carbon transportation fuels of $607 million for the year ended December 31, 2025 and the blender's tax credit on qualified fuel mixtures of $1.3 billion and $1.2 billion for the years ended December 31, 2024 and 2023, respectively.

(b) Other corporate expenses include general and administrative expenses and depreciation and amortization expense, as reflected in our consolidated statements of income as shown on page 75.

(c) Total expenditures for long-lived assets include amounts related to capital expenditures and deferred turnaround and catalyst costs.

Total assets by reportable segments reconciled to our consolidated assets were as follows (in millions):

	December 31,	
	2025	2024
Total assets for reportable segments	$ 51,316	$ 53,954
Corporate assets	6,938	6,565
Elimination of intercompany receivables and other assets	(266)	(376)
Total consolidated assets	$ 57,988	$ 60,143

Expenditures for long-lived assets by reportable segments reconciled to our consolidated expenditures for long-lived assets were as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Expenditures for long-lived assets for reportable segments	$ 1,815	$ 1,990	$ 1,825
Corporate expenditures for long-lived assets	70	67	91
Total consolidated expenditures for long-lived assets	$ 1,885	$ 2,057	$ 1,916

The following table provides a disaggregation of revenues from external customers for our principal products by reportable segment (in millions):

	Year Ended December 31,		
	2025	2024	2023
Refining:			
Gasolines and blendstocks	$ 50,917	$ 56,014	$ 61,538
Distillates	55,077	55,636	63,664
Other product revenues	10,164	12,203	11,268
Total Refining revenues	116,158	123,853	136,470
Renewable Diesel:			
Renewable diesel	2,073	2,316	3,665
Renewable naphtha	138	94	158
Neat SAF	297	—	—
Total Renewable Diesel revenues	2,508	2,410	3,823
Ethanol:			
Ethanol	3,174	2,647	3,300
Distillers grains	847	971	1,173
Total Ethanol revenues	4,021	3,618	4,473
Revenues	$ 122,687	$ 129,881	$ 144,766

Revenues by geographic area are shown in the following table (in millions). The geographic area is based on the location of the customer, and no customer accounted for 10 percent or more of our revenues.

	Year Ended December 31,		
	2025	2024	2023
U.S.	$ 87,819	$ 93,311	$ 104,208
Canada	8,137	8,577	10,107
U.K. and Ireland	15,830	15,236	16,148
Mexico and Peru	5,168	5,405	6,438
Other countries	5,733	7,352	7,865
Revenues	$ 122,687	$ 129,881	$ 144,766

Long-lived assets include “property, plant, and equipment, net” and certain long-lived assets included in “deferred charges and other assets, net.” Long-lived assets by geographic area consisted of the following (in millions):

	December 31,	
	2025	2024
U.S.	$ 26,544	$ 28,359
Canada	1,567	1,414
U.K. and Ireland	1,512	1,484
Mexico and Peru	785	798
Total long-lived assets	$ 30,408	$ 32,055

As of December 31, 2025 and 2024, our investments in nonconsolidated joint ventures accounted for under the equity method were $684 million and $695 million, respectively, all of which related to the Refining segment and are reflected in “deferred charges and other assets, net” in our balance sheets and as presented in Note 7.

18. SUPPLEMENTAL CASH FLOW INFORMATION

In order to determine net cash provided by operating activities, net income is adjusted by, among other things, changes in current assets and current liabilities as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Decrease (increase) in current assets:			
Receivables, net	$ 1,125	$ 1,562	$ (387)
Inventories	362	(286)	(684)
Prepaid expenses and other	99	320	(34)
Increase (decrease) in current liabilities:			
Accounts payable	(2,016)	(430)	(169)
Accrued expenses	237	(168)	(50)
Taxes other than income taxes payable	138	(57)	(226)
Income taxes payable	(137)	(146)	(776)
Changes in current assets and current liabilities	$ (192)	$ 795	$ (2,326)

Changes in current assets and current liabilities for the year ended December 31, 2025 were primarily due to the following:

- The decrease in receivables was due to a decrease in refined petroleum product prices combined with a decrease in related sales volumes in December 2025 compared to December 2024 and the collection of $246 million for a blender’s tax credit receivable;
- The decrease in inventories was primarily due to lower inventory levels in December 2025 compared to December 2024; and
- The decrease in accounts payable was due to a decrease in crude oil and other feedstock prices combined with a decrease in related volumes purchased in December 2025 compared to December 2024.

Changes in current assets and current liabilities for the year ended December 31, 2024 were primarily due to the following:

- The decrease in receivables was due to a decrease in refined petroleum product prices combined with a decrease in related sales volumes in December 2024 compared to December 2023;
- The increase in inventories was primarily due to an increase in inventory volumes in December 2024 compared to December 2023; and
- The decrease in accounts payable was due to a decrease in crude oil and other feedstock prices in December 2024 compared to December 2023, partially offset by an increase in related volumes purchased.

Changes in current assets and current liabilities for the year ended December 31, 2023 were primarily due to the following:

- The increase in receivables was primarily due to an increase in refined petroleum product sales volumes in December 2023 compared to December 2022, partially offset by a decrease in related prices;
- The increase in inventories was primarily due to an increase in inventory volumes in December 2023 compared to December 2022;
- The decrease in accounts payable was due to a decrease in crude oil and other feedstock prices in December 2023 compared to December 2022, partially offset by an increase in related volumes purchased; and
- The decrease in income taxes payable was primarily due to income tax payments made during the year ended December 31, 2023.

Cash flows related to interest and income taxes were as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Interest paid in excess of amount capitalized, including interest on finance leases	$ 533	$ 556	$ 562
Income taxes paid, net (see Note 15)	699	843	3,494

Supplemental cash flow information related to our operating and finance leases was as follows (in millions):

	Year Ended December 31,					
	2025		2024		2023	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows	$ 527	$ 112	$ 527	$ 116	$ 428	$ 107
Investing cash flows	—	—	1	—	—	—
Financing cash flows	—	268	—	245	—	250
Changes in lease balances resulting from new and modified leases	477	237	448	318	396	157

Noncash investing activities for the year ended December 31, 2025 included the recognition of expected asset retirement obligations of $337 million, as described in Note 2. There were no other significant noncash investing and financing activities during the year ended December 31, 2025, except as noted in the table above.

Noncash financing activities for the year ended December 31, 2024 included the conversion by IEnova of $732 million of outstanding borrowings under the IEnova Revolver to additional equity in Central Mexico Terminals, as described in Note 9. There were no other significant noncash investing and financing activities during the year ended December 31, 2024, except as noted in the table above.

There were no significant noncash investing and financing activities during the year ended December 31, 2023, except as noted in the table above.

19. FAIR VALUE MEASUREMENTS

General

GAAP requires or permits certain assets and liabilities to be measured at fair value on a recurring or nonrecurring basis in our balance sheets, and those assets and liabilities are presented below under "*Recurring Fair Value Measurements*" and "*Nonrecurring Fair Value Measurements*." Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period. Assets and liabilities measured at fair value on a nonrecurring basis, such as the impairment of property, plant and equipment, are measured at fair value in particular circumstances.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in our balance sheets is presented below under "*Financial Instruments*."

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. The following is a description of each of the levels of the fair value hierarchy.

- *Level 1* – Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- *Level 3* – Unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include

occasional market quotes or sales of similar instruments or our own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements

The following tables present information (in millions) about our assets and liabilities recognized at their fair values in our balance sheets categorized according to the fair value hierarchy of the inputs utilized by us to determine the fair values as of December 31, 2025 and 2024.

We have elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. We have no derivative contracts that are subject to master netting arrangements that are reflected gross in our balance sheets.

	December 31, 2025							
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3					
Assets								
Commodity derivative contracts	$ 490	$ —	$ —	$ 490	$ (448)	$ (7)	$ 35	$ —
Physical purchase contracts	—	1	—	1	n/a	n/a	1	n/a
Clean fuel production credits	—	—	55	55	n/a	n/a	55	n/a
Investments of certain benefit plans	92	—	4	96	n/a	n/a	96	n/a
Investments in AFS debt securities	1	26	—	27	n/a	n/a	27	n/a
Total	$ 583	$ 27	$ 59	$ 669	$ (448)	$ (7)	$ 214	
Liabilities								
Commodity derivative contracts	$ 453	$ —	$ —	$ 453	$ (448)	$ (5)	$ —	$ (39)
Physical purchase contracts	—	4	—	4	n/a	n/a	4	n/a
Blending program obligations	—	85	—	85	n/a	n/a	85	n/a
Foreign currency contracts	2	—	—	2	n/a	n/a	2	n/a
Total	$ 455	$ 89	$ —	$ 544	$ (448)	$ (5)	$ 91	

	December 31, 2024							
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3					
Assets								
Commodity derivative contracts	$ 402	$ —	$ —	$ 402	$ (402)	$ —	$ —	$ —
Physical purchase contracts	—	2	—	2	n/a	n/a	2	n/a
Investments of certain benefit plans	89	—	4	93	n/a	n/a	93	n/a
Investments in AFS debt securities	6	20	—	26	n/a	n/a	26	n/a
Foreign currency contracts	6	—	—	6	n/a	n/a	6	n/a
Total	$ 503	$ 22	$ 4	$ 529	$ (402)	$ —	$ 127	
Liabilities								
Commodity derivative contracts	$ 448	$ —	$ —	$ 448	$ (402)	$ (46)	$ —	$ (71)
Physical purchase contracts	—	3	—	3	n/a	n/a	3	n/a
Blending program obligations	—	13	—	13	n/a	n/a	13	n/a
Total	$ 448	$ 16	$ —	$ 464	$ (402)	$ (46)	$ 16	

A description of our assets and liabilities recognized at fair value along with the valuation methods and inputs we used to develop their fair value measurements are as follows:

- Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on our results of operations and cash flows as discussed in Note 20. These contracts are measured at fair value using a market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

- Physical purchase contracts represent the fair value of fixed-price corn purchase contracts. The fair values of these purchase contracts are measured using a market approach based on quoted prices from the commodity exchange or an independent pricing service and are categorized in Level 2 of the fair value hierarchy.

- Clean fuel production credits represent the fair value of the tax credits that DGD intends to sell on behalf of the other joint venture member. These tax credits are categorized in Level 3 of the fair value hierarchy and are measured at fair value using a market approach based on historical sales prices and third-party consultant estimates. Significant unobservable inputs used in the valuation include the expected market discount per $1.00 of credit value.

- Blending program obligations represent our liability for the purchase of compliance credits needed to satisfy our blending obligations under the Renewable and Low-Carbon Fuel Programs. The blending program obligations are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based on quoted prices from an independent pricing service.

- Investments of certain benefit plans consist of investment securities held by trusts for the purpose of satisfying a portion of our obligations under certain U.S. nonqualified benefit plans. The plan assets categorized in Level 1 of the fair value hierarchy are measured at fair value using a market approach based on quoted prices from national securities exchanges. The plan assets categorized in Level 3 of the fair value hierarchy represent insurance contracts, the fair value of which is provided by the insurer.

- Investments in AFS debt securities consist primarily of commercial paper and U.S. government treasury bills and have maturities within one year. The securities categorized in Level 1 are measured at fair value using a market approach based on quoted prices from national securities exchanges and the securities categorized in Level 2 are measured at fair value using a market approach based on quoted prices from independent pricing services. The amortized cost basis of the securities approximates fair value. Realized and unrealized gains and losses were de minimis for the years ended December 31, 2025 and 2024.

- Foreign currency contracts consist of foreign currency exchange and purchase contracts related to our foreign operations to manage our exposure to exchange rate fluctuations on transactions denominated in currencies other than the local (functional) currencies of our operations. These contracts are measured at fair value using a market approach based on quoted foreign currency exchange rates and are categorized in Level 1 of the fair value hierarchy.

Nonrecurring Fair Value Measurements

There were no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024.

As discussed in Note 2, we concluded that the carrying values of the Benicia and Wilmington refineries were impaired as of March 31, 2025. The fair values of the refineries were determined using a market approach based on a comparison of recent property sales and other relevant real estate and market data, which we determined reflects the highest and best use of these assets. These fair values involved significant assumptions and actual results could differ from these estimates.

The following table presents information (in millions) about our nonfinancial assets measured at fair value on a nonrecurring basis during the year ended December 31, 2025.

	March 31, 2025					
	Fair Value Measurements Using					
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value	Carrying Value as of December 31, 2025 (a)	Loss Recognized (b)
Assets						
Long-lived assets of the Benicia Refinery	$ —	$ —	$ 722	$ 722	$ 304	$ 901
Long-lived assets of the Wilmington Refinery	—	—	847	847	788	230
Total	$ —	$ —	$ 1,569	$ 1,569	$ 1,092	$ 1,131

(a) The carrying values of the Benicia and Wilmington refineries as of December 31, 2025 are lower than the fair values as of March 31, 2025 primarily due to the recognition of depreciation and amortization expense.

(b) The asset impairment loss was recognized in our Refining segment in March 2025.

Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, investments of certain benefit plans, investments in AFS debt securities, receivables, payables, debt obligations, operating and finance lease obligations, commodity derivative contracts, and foreign currency contracts. The estimated fair values of cash and cash equivalents, restricted cash, receivables, payables, and operating and finance lease obligations approximate their carrying amounts; the carrying value and fair value of debt are shown in the table below (in millions).

		December 31, 2025		December 31, 2024	
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:					
Debt (excluding finance lease obligations)	Level 2	$ 8,261	$ 8,190	$ 8,085	$ 7,776

Investments in AFS debt securities, commodity derivative contracts, and foreign currency contracts are recognized at their fair values as shown in "*Recurring Fair Value Measurements*" above.

20. PRICE RISK MANAGEMENT ACTIVITIES

General

We are exposed to market risks primarily related to the volatility in the price of commodities, foreign currency exchange rates, and the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. We enter into derivative instruments to manage some of these risks, including derivative instruments related to the various commodities we purchase or produce, and foreign currency exchange and purchase contracts, as described below under "*Risk Management Activities by Type of Risk*." These derivative instruments are recorded as either assets or liabilities measured at their fair values (see Note 19), as summarized below under "*Fair Values of Derivative Instruments*." The effect of these derivative instruments on our income and other comprehensive income (loss) is summarized below under "*Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss)*."

Risk Management Activities by Type of Risk

Commodity Price Risk

We are exposed to market risks related to the volatility in the price of feedstocks (primarily crude oil, waste and renewable feedstocks, and corn); the products we produce; and natural gas and electricity used in our operations. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, such as futures and options. Our positions in commodity derivative instruments are monitored and managed on a daily basis by our risk control group to ensure compliance with our stated risk management policy that is periodically reviewed with our Board and/or relevant Board committee.

We primarily use commodity derivative instruments as cash flow hedges and economic hedges. Our objectives for entering into each type of hedge are described below.

- *Cash flow hedges* – The objective of our cash flow hedges is to lock in the price of forecasted purchases and/or product sales at existing market prices that we deem favorable.

- *Economic hedges* – Our objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and (ii) lock in the price of forecasted purchases and/or product sales at existing market prices that we deem favorable.

As of December 31, 2025, we had the following outstanding commodity derivative instruments that were used as cash flow hedges and economic hedges, as well as commodity derivative instruments related to the physical purchase of corn at a fixed price. The information presents the notional volume of outstanding contracts by type of instrument and year of maturity (volumes in thousands of barrels, except corn contracts that are presented in thousands of bushels).

	Notional Contract Volumes by Year of Maturity
	2026
Derivatives designated as cash flow hedges:	
Refined petroleum products:	
Futures – short	2,720
Derivatives designated as economic hedges:	
Crude oil and refined petroleum products:	
Futures – long	93,157
Futures – short	98,482
Corn:	
Futures – long	54,410
Futures – short	87,530
Physical contracts – long	31,193

Renewable and Low-Carbon Fuel Programs Price Risk

We are exposed to market risk related to the volatility in the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. To manage this risk, we enter into contracts to purchase these credits. Some of these contracts are derivative instruments; however, we elect the normal purchase exception and do not record these contracts at their fair values. The Renewable and Low-Carbon Fuel Programs require us to blend a certain volume of renewable and low-carbon fuels into the petroleum-based transportation fuels we produce in, or import into, the respective jurisdiction to be consumed therein based on annual quotas. To the degree we are unable to blend at the required quotas, we must purchase compliance credits (primarily RINs). For the years ended December 31, 2025, 2024, and 2023, the cost of meeting our credit obligations under the Renewable and Low-Carbon Fuel Programs was $1.6 billion, $730 million, and $1.3 billion, respectively, which are reflected in cost of materials and other.

Foreign Currency Risk

We are exposed to exchange rate fluctuations on transactions related to our foreign operations that are denominated in currencies other than the local (functional) currencies of our operations. To manage our exposure to these exchange rate fluctuations, we often use foreign currency contracts. These contracts are not designated as hedging instruments for accounting purposes and therefore are classified as economic hedges. As of December 31, 2025, we had foreign currency contracts to purchase $395 million of U.S. dollars. These commitments matured on or before January 26, 2026.

Fair Values of Derivative Instruments

The following table provides information about the fair values of our derivative instruments as of December 31, 2025 and 2024 (in millions) and the line items in our balance sheets in which the fair values are reflected. See Note 19 for additional information related to the fair values of our derivative instruments.

As indicated in Note 19, we net fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following table, however, is presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts:

		December 31, 2025		December 31, 2024	
	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives designated as hedging instruments:					
Commodity contracts	Receivables, net	$ 31	$ 7	$ 12	$ 13
Derivatives not designated as hedging instruments:					
Commodity contracts	Receivables, net	$ 459	$ 446	$ 390	$ 435
Physical purchase contracts	Inventories	1	4	2	3
Foreign currency contracts	Receivables, net	—	—	6	—
Foreign currency contracts	Accrued expenses	—	2	—	—
Total		$ 460	$ 452	$ 398	$ 438

Market Risk

Our price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. We closely monitor and manage our exposure to market risk on a daily basis in accordance with policies that are periodically reviewed with our Board and/or relevant Board committee. Market risks are monitored by our risk control group to ensure compliance with our stated risk management policy. We do not require any collateral or other security to support derivative instruments into which we enter. We also do not have any derivative instruments that require us to maintain a minimum investment-grade credit rating.

Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss)

The following table provides information about the gain (loss) recognized in income and other comprehensive income (loss) due to fair value adjustments of our cash flow hedges (in millions):

Derivatives in Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31,		
		2025	2024	2023
Commodity contracts:				
Gain recognized in other comprehensive income (loss)	n/a	$ 3	$ 30	$ 82
Gain (loss) reclassified from accumulated other comprehensive loss into income	Revenues	(21)	117	(8)

For cash flow hedges, no component of any derivative instrument's gain or loss was excluded from the assessment of hedge effectiveness for the years ended December 31, 2025, 2024, and 2023. For the years ended December 31, 2025, 2024, and 2023, cash flow hedges primarily related to forecasted sales of renewable diesel. As of December 31, 2025, the estimated deferred after-tax gain that is expected to be reclassified into revenues within the next 12 months was not material. The changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2025, 2024, and 2023 are described in Note 11.

The following table provides information about the gain (loss) recognized in income on our derivative instruments with respect to our economic hedges and our foreign currency hedges and the line items in our statements of income in which such gains (losses) are reflected (in millions):

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31,		
		2025	2024	2023
Commodity contracts	Revenues	$ (10)	$ (18)	$ (27)
Commodity contracts	Cost of materials and other	(19)	(86)	208
Commodity contracts	Operating expenses (excluding depreciation and amortization expense)	—	—	1
Foreign currency contracts	Cost of materials and other	(12)	36	(34)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Internal Control over Financial Reporting

(a) Management's Report on Internal Control over Financial Reporting.

The management report on our internal control over financial reporting required by this item appears in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" on page 68 of this report, and is incorporated by reference into this item.

(b) Attestation Report of the Independent Registered Public Accounting Firm.

KPMG LLP's report on our internal control over financial reporting appears in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" beginning on page 72 of this report, and is incorporated by reference into this item.

(c) Changes in Internal Control over Financial Reporting.

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(a) None.

(b) During the three months ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of Valero adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Information regarding our executive officers appears in PART I of this report under "INFORMATION ABOUT OUR EXECUTIVE OFFICERS." All other information required by ITEMS 10 through 14 of Form 10-K is incorporated by reference from the discussions under the following anticipated headings in our definitive proxy statement for our 2026 annual meeting of stockholders (the 2026 Proxy Statement). We expect to file the 2026 Proxy Statement with the SEC on or before March 31, 2026. No other information other than what is required to satisfy ITEMS 10 through 14 of Form 10-K is incorporated by reference into these items from the 2026 Proxy Statement.

Copies of all documents incorporated by reference, other than exhibits to such documents, will be provided without charge to each person who receives a copy of this Form 10-K upon written request to Valero Energy Corporation, Attn: Secretary, P.O. Box 696000, San Antonio, Texas 78269-6000.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

In addition to the information regarding our executive officers that appears in PART I of this report under "INFORMATION ABOUT OUR EXECUTIVE OFFICERS," the disclosures under the following anticipated headings in our 2026 Proxy Statement are incorporated by reference herein:

- "*Proposal No. 1—Election of directors—Information Concerning Our Director Nominees*;"
- "*Proposal No. 1—Election of directors—Nominees*;"
- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees—Audit Committee—Current Audit Committee Members*;"
- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees—Audit Committee—Audit Committee Financial Experts*;"
- "*How Our Board is Structured, Governed, and Operates—How Our Director Nominees are Selected*;"
- "*Compensation Discussion and Analysis—Compensation-Related Policies—Insider Trading Policy*;" and
- "*Miscellaneous—Governance Documents and Codes of Ethics*."

ITEM 11. EXECUTIVE COMPENSATION

The disclosures under the following anticipated headings in our 2026 Proxy Statement are incorporated by reference herein:

- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees—Human Resources and Compensation Committee—Compensation Committee Interlocks and Insider Participation*;"
- "*Compensation Discussion and Analysis*;"

- "*Human Resources and Compensation Committee Report*;"
- "*Executive Compensation*;"
- "*Director Compensation*;"
- "*Pay Ratio Disclosure*;" and
- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership—Certain Relationships and Transactions with Related Persons*."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The disclosures under the following anticipated headings in our 2026 Proxy Statement are incorporated by reference herein:

- "*Equity Compensation Plan Information*," and
- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership—Beneficial Ownership of Valero Securities*."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The disclosures under the following anticipated headings in our 2026 Proxy Statement are incorporated by reference herein:

- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership—Independence of Our Directors*," and
- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership—Certain Relationships and Transactions with Related Persons*."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosures under the following anticipated heading in our 2026 Proxy Statement are incorporated by reference herein: "*KPMG LLP Fees*."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **1. Financial Statements**. The following are included in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Form 10-K:

2. Financial Statement Schedules and Other Financial Information. No financial statement schedules are submitted because either they are inapplicable or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits. Filed as part of this Form 10-K are the following exhibits:

Index to Exhibits

3.01 — Amended and Restated Certificate of Incorporation of Valero Energy Corporation, formerly known as Valero Refining and Marketing Company–incorporated by reference to Exhibit 3.1 to Valero's Registration Statement on Form S-1 (SEC File No. 333-27013) filed May 13, 1997.

3.02 — Certificate of Amendment (July 31, 1997) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.02 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

3.03 — Certificate of Merger of Ultramar Diamond Shamrock Corporation with and into Valero Energy Corporation dated December 31, 2001–incorporated by reference to Exhibit 3.03 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

3.04 — Amendment (effective December 31, 2001) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.1 to Valero's current report on Form 8-K dated December 31, 2001, and filed January 11, 2002 (SEC File No. 001-13175).

3.05 — Second Certificate of Amendment (effective September 17, 2004) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.04 to Valero's quarterly report on Form 10-Q for the quarter ended September 30, 2004 (SEC File No. 001-13175).

3.06 — Certificate of Merger of Premcor Inc. with and into Valero Energy Corporation effective September 1, 2005–incorporated by reference to Exhibit 2.01 to Valero's quarterly report on Form 10-Q for the quarter ended September 30, 2005 (SEC File No. 001-13175).

3.07 — Third Certificate of Amendment (effective December 2, 2005) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.07 to Valero's annual report on Form 10-K for the year ended December 31, 2005 (SEC File No. 001-13175).

3.08 — Fourth Certificate of Amendment (effective May 24, 2011) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 4.8 to Valero's current report on Form 8-K dated and filed May 24, 2011 (SEC File No. 001-13175).

3.09 — Fifth Certificate of Amendment (effective May 13, 2016) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.02 to Valero's current report on Form 8-K dated May 12, 2016, and filed May 18, 2016 (SEC File No. 001-13175).

3.10 — Amended and Restated Bylaws of Valero Energy Corporation–incorporated by reference to Exhibit 3.01 to Valero's current report on Form 8-K dated March 15, 2022 and filed March 18, 2022 (SEC File No. 001-13175).

4.01 — Indenture dated as of December 12, 1997 between Valero Energy Corporation and The Bank of New York–incorporated by reference to Exhibit 3.4 to Valero's Registration Statement on Form S-3 (SEC File No. 333-56599) filed June 11, 1998.

4.02 — Indenture (Senior Indenture) dated as of June 18, 2004 between Valero Energy Corporation and Bank of New York–incorporated by reference to Exhibit 4.7 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.03 — Form of Indenture related to subordinated debt securities–incorporated by reference to Exhibit 4.8 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.04 — Indenture dated as of March 10, 2015 between Valero Energy Corporation and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association–incorporated by reference to Exhibit 4.1 to Valero's Registration Statement on Form S-3 (SEC File No. 333-202635) filed March 10, 2015.

4.05 — Indenture, dated as of November 30, 2016, between Valero Energy Partners LP, as issuer, and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.1 to Valero Energy Partners LP's Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration File No. 333-208052) filed November 30, 2016.

4.06 — First Supplemental Indenture (with Parent Guarantee), dated as of January 10, 2019, among Valero Energy Partners LP, as issuer; Valero Energy Corporation, as parent guarantor; and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.2 to Valero's current report on Form 8-K dated and filed January 10, 2019 (SEC File No. 001-13175).

4.07 — Second Supplemental Indenture, dated as of April 17, 2025, among Valero Energy Partners LP, as issuer; the co-issuers party thereto; Valero Energy Corporation, as parent guarantor; and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.01 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2025 (SEC File No. 001-13175).

4.08 — Specimen Certificate of Common Stock–incorporated by reference to Exhibit 4.1 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.09 — Description of Valero Energy Corporation common stock, $0.01 par value–incorporated by reference to Exhibit 4.09 to Valero's annual report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-13175).

+10.01 — Valero Energy Corporation Annual Bonus Plan, amended and restated as of February 28, 2018–incorporated by reference to Exhibit 10.01 to Valero's annual report on Form 10-K for the year ended December 31, 2017 (SEC File No. 001-13175).

+10.02 — Valero Energy Corporation 2020 Omnibus Stock Incentive Plan–incorporated by reference to Appendix A to Valero's Definitive Proxy Statement on Schedule 14A, filed March 19, 2020 (SEC File No. 001-13175).

+10.03 — Amendment No. 1 to the Valero Energy Corporation 2020 Omnibus Stock Incentive Plan effective October 1, 2021–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-13175).

+10.04 — Valero Energy Corporation Deferred Compensation Plan, amended and restated as of January 1, 2008–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-13175).

+10.05 — Valero Energy Corporation Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2023–incorporated by reference to Exhibit 10.01 to Valero's quarterly report on Form 10-Q for the quarter ended June 30, 2023 (SEC File No. 001-13175).

+10.06 — Valero Energy Corporation Excess Pension Plan, as amended and restated effective December 31, 2011–incorporated by reference to Exhibit 10.10 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.07 — Form of Change of Control Severance Agreement (Tier II-A) between Valero Energy Corporation and executive officer–incorporated by reference to Exhibit 10.02 to Valero's current report on Form 8-K dated November 2, 2016, and filed November 7, 2016 (SEC File No. 001-13175).

+10.08 — Schedule of Tier II-A Change of Control Agreements–incorporated by reference to Exhibit 10.10 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

+10.09 — Form of Amendment (dated January 17, 2017) to Change of Control Severance Agreements, amending Section 9 thereof–incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated and filed January 17, 2017 (SEC File No. 001-13175).

10.10 — Amended and Restated Revolving Credit Agreement, dated as of October 16, 2025, among Valero Energy Corporation, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other financial institutions from time to time party thereto–incorporated by reference to Exhibit 10.1 to Valero's current report on Form 8-K dated and filed October 16, 2025 (SEC File No. 001-13175).

+10.11 — Form of Stock Unit Award Agreement for Non-Employee Directors (standard)–incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated April 30, 2019, and filed May 1, 2019 (SEC File No. 001-13175).

+10.12 — Form of Stock Unit Award Agreement for Non-Employee Directors (with one-year hold provision)–incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated May 15, 2024, and filed May 20, 2024 (SEC File No. 001-13175).

+10.13 — Form of Restricted Stock Agreement (2022, 2023, and 2024 grants and current)–incorporated by reference to Exhibit 10.26 to Valero's annual report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-13175).

+10.14 — Form of Amended and Restated Performance Share Agreement (2023 grant–third tranche, 2024 grant–second and third tranches, 2025 grant, and current)–incorporated by reference to Exhibit 10.18 to Valero's annual report on Form 10-K for the year ended December 31, 2024 (SEC File No. 001-13175).

+10.15 — Form of Aircraft Time Sharing Agreement–incorporated by reference to Exhibit 10.04 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2023 (SEC File No. 001-13175).

+10.16 — Form of Change of Control Severance Agreement (Tier II) between Valero Energy Corporation and executive officer–incorporated by reference to Exhibit 10.16 to Valero's annual report on Form 10-K for the year ended December 31, 2013 (SEC File No. 001-13175).

+10.17 — Form of Amendment (dated January 7, 2013) to Change of Control Severance Agreements (to eliminate excise tax gross-up benefit)–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2012 (SEC File No. 001-13175).

19.01 — Securities Trading Policy–incorporated by reference to Exhibit 19.01 to Valero's annual report on Form 10-K for the year ended December 31, 2024 (SEC File No. 001-13175).

*21.01 — Valero Energy Corporation subsidiaries.

22.01 — Subsidiary Issuer of Guaranteed Securities–incorporated by reference to Exhibit 22.01 to Valero's quarterly report on Form 10-Q for the quarter ended June 30, 2025 (SEC File No. 001-13175).

*23.01 — Consent of KPMG LLP dated February 25, 2026.

*24.01 — Power of Attorney dated February 25, 2026 (on the signatures page of this Form 10-K).

*31.01 — Rule 13a-14(a) Certification (under Section 302 of the Sarbanes-Oxley Act of 2002) of principal executive officer.

*31.02 — Rule 13a-14(a) Certification (under Section 302 of the Sarbanes-Oxley Act of 2002) of principal financial officer.

**32.01 — Section 1350 Certifications (under Section 906 of the Sarbanes-Oxley Act of 2002).

97.01	—	Executive Compensation Clawback Policy–incorporated by reference to Exhibit 97.01 to Valero's annual report on Form 10-K for the year ended December 31, 2023 (SEC File No. 001-13175).
***101.INS	—	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
***101.SCH	—	Inline XBRL Taxonomy Extension Schema Document.
***101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
***101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document.
***101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document.
***101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
***104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

* Filed herewith.

** Furnished herewith.

*** Submitted electronically herewith.

\+ Identifies management contracts or compensatory plans or arrangements required to be filed as an exhibit hereto.

Pursuant to paragraph 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted from the foregoing listing of exhibits, and hereby agrees to furnish to the SEC upon its request, copies of certain instruments, each relating to debt not exceeding 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALERO ENERGY CORPORATION
(Registrant)

By: /s/ R. Lane Riggs
(R. Lane Riggs)
Chairman of the Board,
Chief Executive Officer and President

Date: February 25, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. Lane Riggs, Homer S. Bhullar, and Richard J. Walsh, or any of them, each with power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all subsequent amendments and supplements to this annual report on Form 10-K, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents or instruments in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power to do and perform each and every act and thing necessary, appropriate, or advisable to be done in connection with the above described matters, as fully to all intents and purposes as he or she might or could do in person, hereby qualifying, ratifying, and confirming all that said attorney-in-fact and agent or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. Lane Riggs (R. Lane Riggs)	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 25, 2026
/s/ Homer S. Bhullar (Homer S. Bhullar)	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2026
/s/ Fred M. Diaz (Fred M. Diaz)	Director	February 25, 2026
/s/ H. Paulett Eberhart (H. Paulett Eberhart)	Director	February 25, 2026
/s/ Marie A. Ffolkes (Marie A. Ffolkes)	Director	February 25, 2026
/s/ Kimberly S. Greene (Kimberly S. Greene)	Director	February 25, 2026
/s/ Deborah P. Majoras (Deborah P. Majoras)	Director	February 25, 2026
/s/ Eric D. Mullins (Eric D. Mullins)	Director	February 25, 2026
/s/ Robert L. Reymond (Robert L. Reymond)	Director	February 25, 2026
/s/ Randall J. Weisenburger (Randall J. Weisenburger)	Director	February 25, 2026
/s/ Rayford Wilkins, Jr. (Rayford Wilkins, Jr.)	Director	February 25, 2026

INTENTIONALLY LEFT BLANK

INTENTIONALLY LEFT BLANK

INTENTIONALLY LEFT BLANK

Valero®

One Valero Way San Antonio, Texas 78249
www.valero.com